Confidential Draft Submission No. 2 submitted to the Securities and Exchange Commission on March 11, 2013.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on                     , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST NBC BANK HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Louisiana	6022	14-1985604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

210 Baronne Street

New Orleans, Louisiana 70112

(504) 566-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ashton J. Ryan, Jr.

Chairman, President and Chief Executive Officer

First NBC Bank Holding Company

210 Baronne Street

New Orleans, Louisiana 70112

(504) 566-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Chet A. Fenimore Geoffrey S. Kay Fenimore, Kay, Harrison & Ford, LLP 111 Congress Avenue, Suite 820 Austin, Texas 78701 (512) 583-5900	Mitchell S. Eitel Robert Buckholz Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $1.00 per share			$[ ]	$[ ]

(1)	Includes shares of common stock that the underwriters have the option to purchase pursuant to their over-allotment option.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant and the selling stockholders specified herein.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [                    ], 2013

[            ] Shares

PROSPECTUS

Common Stock

This prospectus relates to the initial public offering of First NBC Bank Holding Company’s common stock. We are offering [            ] shares of our common stock. The selling shareholders identified in this prospectus are offering an additional [            ] shares of common stock in this offering. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Prior to this offering, there has been no established public market for our common stock. We currently estimate that the public offering price per share of our common stock will be between $[            ] and $[            ] per share. We intend to apply to list our common stock on The Nasdaq Global Market under the symbol “[             ].”

See “Risk Factors,” beginning on page 10, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

	Per share	Total
Initial public offering price	$[ ]	$[ ]
Underwriting discounts	$[ ]	$[ ]
Proceeds to us, before expenses	$[ ]	$[ ]
Proceeds to the selling shareholders, before expenses	$[ ]	$[ ]

We and the selling shareholders have granted the underwriters an option to purchase up to an additional [            ] shares of our common stock at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus, to cover over allotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of our common stock that you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on [                    ], 2013.

Sandler O’Neill + Partners, L.P.	KEEFE, BRUYETTE & WOODS

Prospectus dated [                    ], 2013

First
NBC

The historic First National Bank of Commerce building was built in 1927. It is still utilized today as First NBC Bank's main office at 210 Baronne Street in the Central Business District of New Orleans.

Gulf Coast Franchise

Baton Rouge
Lafayette
New Orleans
Branch Office
Mortgage Office

New Orleans Focus

Metairie
New Orleans

The distinctive New Orleans skyline is a spectacular site at night with the world famous Superdome illuminated in Mardi Gras colors of purple, gold and green.

About this Prospectus

We, the selling shareholders and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the selling shareholders and underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

Market Data

Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•

we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected in this prospectus to take advantage of scaled disclosure relating only to executive compensation arrangements. We do not intend to take advantage of any other scaled disclosure or relief during the time that we qualify as an emerging growth company, although the JOBS Act would permit us to do so.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. However, we have elected not to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. Our election not to take advantage of the extended transition period is irrevocable.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase common stock in this offering. You should read the entire prospectus carefully, including the section titled “Risk Factors,” our consolidated financial statements, and the related notes thereto and management’s discussion and analysis of financial condition and results of operations, before making an investment decision. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” and “us” refer to First NBC Bank Holding Company, a Louisiana corporation, and its consolidated subsidiaries.

Overview

We are a bank holding company, headquartered in New Orleans, Louisiana, which offers a broad range of financial services through our wholly-owned banking subsidiary, First NBC Bank, a Louisiana state non-member bank. Our primary market is the New Orleans metropolitan area and the Mississippi Gulf Coast. We serve our customers from our main office located in the Central Business District of New Orleans, 31 full service branch offices located throughout our market and a loan production office in Gulfport, Mississippi. We believe that our market exhibits attractive demographic attributes and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our strategic focus is on building a franchise with meaningful market share and strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders. As of June 30, 2012, on a consolidated basis, we had total assets of $2.4 billion, net loans of $1.7 billion, total deposits of $2.1 billion, and shareholders’ equity of $236.5 million.

We are the largest bank holding company by assets headquartered in New Orleans as of June 30, 2012. We are led by a team of experienced bankers, all of whom have substantial banking or related experience and relationships in the greater New Orleans market. We believe that recent changes and disruption within our primary market caused by significant acquisitions of local financial institutions as well as the operating difficulties faced by many local competitors have created an underserved base of small and middle-market businesses and high net worth individuals that are interested in banking with a company headquartered in, and with decision-making authority based in, the New Orleans market. We believe our management’s long-standing presence in the area gives us insight into the local market and the ability to tailor our products and services, particularly the structure of our loans, to the needs of our targeted customers. We seek to develop comprehensive, long-term banking relationships by cross-selling loans and core deposits, offering a diverse array of products and services and delivering high quality customer service. In addition to the reputation and local connections of our management, we believe that our strong capital position gives us an instant advantage over our competitors.

Our History and Growth

First NBC Bank was chartered with a commitment to the revival of the New Orleans metropolitan area, which was severely damaged by Hurricane Katrina in August 2005. Led by New Orleans native and veteran banker, Ashton J. Ryan, Jr., First NBC Bank commenced banking operations in May 2006. Since inception, First NBC Bank has experienced tremendous growth, both organically and acquisitively, in becoming a premier banking institution in New Orleans. Below are a few of our notable milestones:

•

May 2006 – Chartered with an initial capitalization in excess of $60 million from local investors and highly sophisticated institutional investors, making it the largest initial capitalization of a de novo financial institution to commence operations under a Louisiana charter.

•	April 2008 – Completed acquisition of Dryades Bancorp, Inc., which contributed approximately $74 million in assets and four branches located in Orleans and Jefferson Parishes.

•	May 2008 – Completed the acquisition of a branch of Statewide Bank located in Jefferson Parish having approximately $60 million in deposits.

•	June 2011 – Achieved the top deposit market share in the New Orleans market of any bank headquartered in the New Orleans market.

•

November 2011 – Completed the FDIC-assisted acquisition of Central Progressive Bank assuming $345 million in deposits and purchasing $368 million in assets, followed by the sale to outside investors of certain nonperforming assets carried at $82.6 million by Central Progressive Bank, which represented substantially all of the acquired nonperforming assets.

•

December 2011 – Surpassed $2 billion in assets, becoming one of only seven de novo institutions established since 2006 (out of 397) to reach that mark, and the largest de novo institution that has relied primarily on organic growth.

Our Competitive Strengths

We believe that we are well-positioned to create value for our shareholders, particularly as a result of the following competitive strengths:

•

Experienced core management team with a local banking tradition of success. Our management team is led by Ashton J. Ryan, Jr., who has more than 40 years of financial services experience, including 20 years in Arthur Andersen’s financial institutions audit practice and more than 20 years of commercial banking experience. Following his service as President and Chief Executive Officer of the former First National Bank of Commerce, Mr. Ryan served as President and Chief Executive Officer of First Bank & Trust (New Orleans) for approximately seven years before chartering First NBC Bank. Our senior management team, which also includes William J. Burnell, our Chief Credit Officer; Marsha S. Crowle, our Chief Compliance Officer; and Mary Beth Verdigets, our Chief Financial Officer, has been with the bank since inception. These officers have an average experience of approximately 33 years in banking or related fields in the New Orleans market. Additionally, 14 of our top 18 senior executives worked for First Commerce Corporation or its lead bank, First National Bank of Commerce, at the time of their acquisition by Bank One Corporation in 1998. At the time of its acquisition, First National Bank of Commerce was the largest financial institution in the New Orleans market, with approximately $6.0 billion in assets and a 28% deposit market share.

•

Strong brand and reputation in our market. We believe that our strong brand and market reputation have become and will remain a competitive advantage within our market. We have developed a reputation as an active lender in our community. Recently, other financial institution competitors in our market have been dealing with legacy asset problems associated with national economic conditions, which have had far less impact on us given the timing of our formation. By capitalizing on the business and personal relationships of our senior management team and relationship managers, we believe that we are positioned to continue taking advantage of the market dislocation in the New Orleans market resulting from several significant acquisitions of local financial institutions, as well as the operating difficulties faced by many local competitors. We expect to accomplish this by continuing to attract talented bankers and customers, acquiring other institutions, and growing organically.

•

Stable and scalable platform. Since the current economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges and, as a result, we believe, have been unable to effectively service their customers’ needs and compete in our market. Throughout our operating history, we have maintained a stable banking platform with strong capital levels and sound asset quality. At June 30, 2012, we had a 7.37% tangible common equity ratio, a 9.79% tier 1 leverage capital ratio, a 11.92% tier 1 risk-based capital ratio and a 13.04% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality trends. Our highest annual rate of net loan charge-offs to average loans over the past five years was 0.19% in 2011, and our average annual rate of net loan charge-offs to average loans over the same period was 0.06%. Furthermore, utilizing the prior experience of our management team at larger banks, we believe that we have built a scalable corporate infrastructure, including technology and banking processes, capable of supporting acquisitions and continued growth while improving operational efficiencies. We believe that our strong capital and asset quality levels will allow us to grow and that our operating platform will allow us to manage that growth effectively, resulting in greater efficiency and improved profitability.

•

Growing deposit base. A significant driver of our franchise is the growth and stability of our deposits, which we use to fund our loans and investment portfolio. From December 31, 2009 through June 30, 2012, our total deposits grew at a compound annual growth rate of approximately 36%. Our deposit growth has been driven significantly by the growth in our transaction account deposits, which represented approximately 48% of our total deposits at June 30, 2012, up from 34% of our total deposits at December 31, 2009. We seek to cross-sell deposit products at loan origination, which provide a basis for expanding our banking relationships and a stable source of funding. Except for our utilization of Promontory Interfinancial Network, LLC’s CDARS® Reciprocal products to serve the needs of our higher balance deposit customers, we had no brokered deposits at June 30, 2012.

Our Operating Strategy

Our business model focuses on a traditional, relationship-based, community bank structure guided by the following principles: disciplined risk management; responsive, high-quality service; focus on building long-term relationships; credibility within our communities; creativity; and efficiency. We value our flexible organizational structure and strong risk management culture and believe that our level of market knowledge acquired by our management over the past 30 years and customer service differentiate us from other financial institutions. We are convinced that delivering our products and services through long-term relationship managers leads to successful outcomes for our customers and contributes to the retention of profitable customers, the keystone of our philosophy. We believe focusing on these principles will enable us to expand our capabilities for providing value-added services to our customer base and generate steady, long-term growth.

We are committed to the concept that a successful community bank must serve the needs of its community as well as its customers. Our officers and employees are heavily involved in civic and community organizations, and we provide substantial sponsorship dollars to activities that benefit our community. We believe that our business development strategies, which are focused on building market share through personal relationships as opposed to formal advertising, are consistent with our customer centric culture and are a cost effective way of developing new relationships and enhancing existing ones.

Organic and Acquisitive Growth

Our organic growth has focused on expanding market share in our existing and contiguous markets by attracting new customers with our personalized service and our ability to tailor commercial, consumer and specialized loans closely to local needs, particularly with respect to loan structure. We can then generate stable core deposits for these customers. We believe that our focus on and strong relationships in our market will provide long-term opportunities for organic growth, particularly in an improving economic environment.

Our acquisition activity complements our organic growth strategy and has primarily focused on strategic acquisitions in or around our existing market. As we evaluate potential acquisition opportunities in the future, we believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden.

Our management team has a long history of identifying targets, assessing and pricing risk and executing acquisitions in a creative, yet disciplined, manner. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile. Additionally, we seek banking markets with favorable competitive dynamics and potential consolidation opportunities.

Our Market

Our primary market is broadly defined as the Greater New Orleans metropolitan area and the Mississippi Gulf Coast. Reconstruction efforts in response to Hurricane Katrina and vibrant energy and tourism industries have revitalized the region and created a highly attractive demographic, economic and competitive landscape for us.

New Orleans serves as a major economic hub of the Gulf Coast region, providing major medical, financial, professional, governmental, transportation and retail services to Louisiana, Mississippi, and East Texas. The New Orleans metropolitan area had a population of 1.2 million people in 2011 and is expected to grow 8.5% over the next five years, a rate substantially higher than projected national growth of 3.4%.

The New Orleans economy has been traditionally driven by tourism and port activity, but recently a more diversified landscape has developed that includes petrochemical companies and growing medical services, technology and modern manufacturing industries. In 2011, 8.8 million visitors spent a new record of $5.5 billion, and the city seeks to increase visitors to 13.7 million and tourist spending to $11 billion by 2018. New Orleans hosted the NCAA Football BCS National Championship game and the NCAA Men’s Basketball Final Four Tournament in 2012. New Orleans will host the Super Bowl and the NCAA Women’s Basketball Final Four Tournament in 2013, both of which are expected to generate significant tourism revenue. Including offshore production, Louisiana is one of the top producers of crude oil and natural gas in the United States.

New Orleans is also the gateway to the Port of South Louisiana and the home of the Port of New Orleans, which are the largest and seventh largest ports in the United States by cargo tonnage and are fueled by the economic activity of the Mississippi River and the Gulf Coast region. The Panama Canal expansion, which is planned for completion in late 2014, is expected to provide an incremental boost to the region, as it will allow for shipping of more cargo between the Eastern United States and Asia that was previously transported by rail from West Coast ports.

In addition, the New Orleans economy has been and we expect will continue to benefit from substantial special funding from governmental and insurance sources. The New Orleans economy has been bolstered from insurance proceeds of more than $13 billion paid to Louisiana policyholders under the National Flood Insurance Program and approximately $25.3 billion from private insurers. In addition, the U.S. Government authorized $13.4 billion from its Community Development Block Grant program for recovery, $15 billion for restoration and enhancement of our flood protection system, $12.7 billion in the form of Gulf Opportunity Zone tax incentives allocated to Louisiana for economic development activities, and over $19.1 billion of funds through the Federal Emergency Management Agency to replace governmental infrastructure destroyed by Hurricanes Katrina and Rita, such as government buildings, schools, universities, drainage systems, and sewage and water systems, and aid individuals and households affected by the storm, among other things.

Our Challenges

There are a number of risks that you should consider before investing in our common stock. These risks are discussed more fully in the section titled “Risk Factors,” beginning on page 10, and include, but are not limited to:

•	Our business may be adversely affected by general business and economic conditions;

•	We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers;

•	Our business is concentrated in the New Orleans metropolitan area, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy;

•	As recovery from Hurricane Katrina winds down in New Orleans, local economic activity may be depressed, which would adversely affect our growth;

•	The market in which we operate is susceptible to hurricanes and other natural disasters and adverse weather, as well as man-made disasters; and

•	We operate in a highly regulated environment, which could restrain our growth and profitability.

•	The lack of seasoning of our loan portfolio could increase the risk of credit defaults in the future.

Additional Information

Our principal executive office is located at 210 Baronne Street, New Orleans, Louisiana 70112, and our telephone number is (504) 566-8000. Our website address is www.firstnbcbank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

The Offering

Securities offered by us	[ ] shares of common stock.

Securities offered by the selling shareholders	[ ] shares of common stock.

Underwriter purchase option	[ ] shares of common stock from us.

Securities offered as a percentage of outstanding shares of common stock	[ ]%, assuming the underwriters do not exercise their purchase option.

Common shares outstanding after completion of the offering	[ ] shares of common stock, assuming the underwriters do not exercise their purchase option.(1)

Securities owned by directors and executive officers	Our directors and executive officers own [ ] shares of our common stock, which amount is not expected to materially change as a result of the offering.

Use of proceeds	Assuming an initial public offering price of $[ ] per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be $[ ] million (or $[ ] million if the underwriters exercise in full their purchase option), after deducting estimated underwriting discounts and offering expenses. We intend to use the net proceeds to us generated by this offering to support our organic growth and other general corporate purposes. We will not receive any proceeds from the sale of our common stock by the selling shareholders. Although we may, from time to time in the ordinary course of our business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition. For additional information, see “Use of Proceeds.”

Dividends	We do not expect to pay cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations and finance the growth and development of our business. Any future determination to pay dividends on our common stock will be made by our Board of Directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business strategy and other factors that the Board deems relevant. For additional information, see “Dividend Policy.”

Rank	Our common stock is subordinate to our Series D preferred stock, and on parity with our Series C preferred stock, with respect to the payment of dividends and the distribution of assets upon liquidation. In addition, our common stock will be subordinate to any debt that we may issue in the future and may be subordinate to any new series of preferred stock that we may issue in the future.

Listing	We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “[ ].”

Risk factors	Investing in our common stock involves risks. See “Risk Factors,” beginning on page 10, for a discussion of certain factors that you should carefully consider before making an investment decision.

(1)	References in this section to the number of shares of our common stock outstanding after this offering are based on 13,052,583 shares of our common stock issued and outstanding as of June 30, 2012. Unless otherwise noted, these references exclude:

•

813,684 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $12.77 per share (of which options to purchase 282,885 shares have vested);

•	158,499 shares of common stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plan;

•	916,841 shares of our outstanding Series C preferred stock, which are expected to be converted in part into shares of common stock upon completion of the offering;

•	162,500 shares of common stock issuable upon the exercise of warrants issued to the organizers of First NBC Bank at an exercise price of $10.00 per share; and

•

87,059 shares of common stock issuable upon the exercise of warrants issued to the shareholders of Dryades Bancorp, Inc. at an exercise price of $19.50 per share in connection with our acquisition of that entity.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as the consolidated financial statements and the related notes included elsewhere in this prospectus. The historical financial information as of and for the years ended December 31, 2011 and 2010 and for the year ended December 31, 2009, except for the selected ratios, is derived from our audited financial statements included elsewhere in this prospectus. The historical financial information as of December 31, 2009 and as of and for the years ended December 31, 2008 and 2007, except for the selected ratios, is derived from our audited financial statements not included in this prospectus. The historical capital ratios for the years ended December 31, 2008 and 2007 relate solely to First NBC Bank. All other historical financial information is derived from our unaudited financial statements, which have been prepared on the same basis as our audited consolidated financial statements. Average balances have been computed using daily averages, except for average total assets, which is computed using beginning and end of month average balances. Our historical results may not be indicative of our future performance. In addition, results for the six month periods ended June 30, 2012 and June 30, 2011 may not be indicative of the results that may be expected for the full calendar year. We have presented certain information in the table below on a non-GAAP basis. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for all non-GAAP measures included in the table below are provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Use of Non-GAAP Financial Measures.”

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands, except per share data)
Income Statement Data:
Interest income	$51,136	$36,263	$79,014	$60,691	$45,192	$33,349	$16,256
Interest expense	15,080	12,416	26,367	24,328	21,925	17,634	8,642

Net interest income	36,056	23,847	52,647	36,363	23,267	15,715	7,614
Provision for loan losses	4,435	2,400	8,010	5,514	2,466	1,574	1,384

Net interest income after provision	31,621	21,447	44,637	30,849	20,801	14,141	6,230
Noninterest income	6,821	1,719	5,951	5,647	2,673	1,387	526
Noninterest expense	27,601	15,963	36,247	26,287	19,186	13,160	6,015

Income before income taxes	10,841	7,203	14,341	10,209	4,288	2,368	741
Income tax expense (benefit)	(4,878)	(2,716)	(5,407)	147	90	206	176

Net income	15,719	9,919	19,748	10,062	4,198	2,162	565

Net income attributable to noncontrolling interests	118	—	308	—	—	—	—
Preferred stock dividends	189	486	792	972	634	—	—
Accretion of discount on preferred stock	0	89	580	179	134	—	—

Income available to common shareholders	$15,412	$9,344	$18,068	$8,911	$3,430	$2,162	$565

Period-End Balance Sheet Data:
Investment securities available-for-sale	$334,190	$115,204	$326,489	$220,990	$117,568	$61,991	$36,788
Loans, net of allowance for loan losses(1)	1,714,546	1,224,452	1,638,988	1,099,975	840,644	583,446	314,170
Allowance for loan losses	21,868	13,598	18,122	12,508	7,889	5,504	2,245
Total assets	2,429,429	1,652,968	2,216,456	1,459,943	1,076,875	711,205	374,830
Noninterest-bearing deposits	236,543	130,027	221,423	115,071	56,169	59,506	22,224
Interest-bearing deposits(1)	1,844,005	1,254,646	1,680,587	1,179,710	911,896	533,020	247,461
Long-term borrowings	55,330	55,440	56,845	15,440	550	900	—
Preferred shareholders’ equity	49,166	38,778	58,518	18,106	17,927	—	—
Common shareholders’ equity	187,313	135,457	163,353	111,281	71,479	66,239	61,105
Total shareholders’ equity	236,479	174,234	221,871	129,387	89,406	66,239	61,105

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands, except per share data)
Per Share Data:
Earnings
Basic	$1.11	$0.93	$1.55	$1.14	$0.52	$0.33	$0.09
Diluted	1.09	0.92	1.54	1.13	0.51	0.32	0.09
Book value	14.35	12.70	13.44	11.63	10.66	9.97	9.61
Tangible book value(2)	13.67	12.20	12.70	11.07	9.84	9.13	9.61
Weighted average common shares outstanding
Basic	12,874,154	10,088,808	10,794,639	7,800,425	6,652,688	6,641,168	6,360,883
Diluted	13,028,352	10,159,319	10,860,928	7,858,410	6,689,713	6,786,835	6,598,550
Performance Ratios:
Return on average common equity(3)	17.38%	16.36%	14.28%	11.42%	6.11%	3.38%	0.94%
Return on average equity(3)	13.57	14.24	11.25	9.48	5.07	3.38	0.94
Return on average assets(3)	1.36	1.31	1.17	0.79	0.45	0.40	0.22
Net interest margin(3)	3.42	3.40	3.44	3.09	2.67	3.15	3.09
Efficiency ratio(4)	64.37	62.44	61.86	62.57	73.96	76.95	73.90
Asset Quality Ratios:
Nonperforming assets to total loans, other real estate owned and other assets owned(5)(6)	1.01%	0.80%	1.11%	0.89%	0.95%	0.97%	1.03%
Allowance for loan losses to total loans(6)	1.26	1.10	1.09	1.12	0.93	0.93	0.71
Allowance for loan losses to nonperforming loans(5)	207.28	231.41	173.92	333.99	140.27	96.17	69.12
Net charge-offs to average loans(3)	0.08	0.19	0.19	0.09	0.01	0.01	—
Capital Ratios:
Total shareholders’ equity to assets	9.73%	10.54%	10.01%	8.86%	8.30%	9.31%	16.30%
Tangible common equity to tangible assets(7)	7.37	7.90	6.99	7.28	6.16	8.60	16.30
Tier 1 leverage capital	9.79	10.96	10.69	8.92	8.10	9.20	16.92
Tier 1 risk-based capital	11.92	13.15	12.02	10.07	9.91	9.68	18.26
Total risk-based capital	13.04	14.19	13.02	11.05	10.71	10.33	18.94

(1)	Includes the impact of the purchase and assumption transaction with the FDIC, as receiver for Central Progressive Bank.

(2)	Tangible book value per common share is a non-GAAP financial measure. Tangible book value per common share is computed as total shareholders’ equity, excluding preferred stock, less intangible assets, divided by the number of common shares outstanding at the balance sheet date. We believe that the most directly comparable GAAP financial measure is book value per share.

(3)	Ratios are annualized for the six months ended June 30, 2012 and June 30, 2011.

(4)	Efficiency ratio is the ratio of noninterest expense to net interest income and noninterest income.

(5)	Nonperforming assets consist of nonperforming loans and real estate and other property that we have repossessed. Nonperforming loans consist of nonaccrual loans and restructured loans.

(6)	Total loans are net of unearned discounts and deferred fees and costs.

(7)	Tangible common equity to tangible assets is a non-GAAP financial measure. Tangible common equity is computed as total shareholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to assets.

RISK FACTORS

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below also are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements” on page 26.

Risks Relating to our Business

As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by the weak economic environment in which we are operating.

Our businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy does not grow strongly, or experiences worsening economic conditions, such as a new recession, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.

We are led by an experienced core management team with substantial experience in the markets that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. In particular, we believe that retaining Ashton J. Ryan, Jr., Marsha S. Crowle, William J. Burnell, George L. Jourdan, William M. Roohi and Mary Beth Verdigets is important to our success. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our market, years of industry experience, long-term customer relationships, and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is concentrated in the New Orleans metropolitan area, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.

We conduct substantially all of our operations in Louisiana, and more specifically, within the New Orleans metropolitan area. Substantially all of the real estate loans in our loan portfolio are secured by properties located in Louisiana. In addition, as of December 31, 2011, more than 74% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or conduct business in the New Orleans metropolitan area. We compete against a number of financial institutions who maintain significant operations located outside of the New Orleans metropolitan area and outside the State of Louisiana. Accordingly, any regional or local economic downturn, or natural or man-made disaster, that affects Louisiana and New Orleans or existing or prospective property or borrowers in Louisiana and New Orleans may affect us and our profitability more significantly and more adversely than our more geographically diversified competitors, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.

As recovery from Hurricane Katrina winds down in New Orleans, local economic activity may be depressed, which would adversely affect our growth.

New Orleans was devastated by Hurricane Katrina in 2005, which resulted in severe loss of life, property and infrastructure damage estimated to between $75-$100 billion, and depressed real estate and labor markets and economic activity. Rebuilding continues, aided by more than $70 billion in federal government spending to date. We believe that our growth since inception has been accelerated because of the economic growth in New Orleans stimulated by this spending. The expected reduction in government spending on rebuilding in New Orleans could reduce economic activity in the region, which would adversely affect our growth and could have a material adverse effect on our business, financial condition, results of operations and prospects.

The market in which we operate is susceptible to hurricanes and other natural disasters and adverse weather, as well as man-made disasters, which may adversely affect our business and operations.

Substantially all of our business is in the New Orleans metropolitan area, which is an area that has and will continue to be damaged by major hurricanes, floods, tornadoes, tropical storms, and other natural disasters and adverse weather. These natural disasters can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. Man-made disasters, like the 2010 Deepwater Horizon oil spill off the Louisiana coast, can also depress sectors that are critical to the New Orleans economy, such as tourism, energy and fishing, and other economic activity in the area. Economic losses from 2011 to 2013 for Louisiana commercial fisheries resulting from the oil spill are projected to be approximately $115-173 million. We believe that the moratorium on offshore drilling has also had an adverse impact on economic growth in the region. Any economic decline as a result of a natural disaster, adverse weather, oil spill or other man-made disaster can reduce the demand for loans and our other products and services. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a disaster. A disaster could, therefore, result in decreased revenue and loan losses that have a material adverse effect our business, financial condition, results of operations and prospects.

We may not be able to adequately measure and limit our credit risk, which could adversely affect our profitability.

Our business model is focused primarily on lending to customers. The business of lending is inherently risky, including risks that the principal of or interest on the loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Finally, many of our loans are made to small and medium-sized businesses that are less able to withstand competitive, economic and financial pressures than larger borrowers. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our allowance for loan losses may prove to be insufficient to absorb losses inherent in our loan portfolio.

We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic, political and regulatory conditions; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their examination process, periodically review our loan portfolio and the adequacy of our allowance for loan losses and may require adjustments based on judgments different than those of management. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provision for loan losses to restore the adequacy of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our commercial real estate loan portfolio exposes us to risks that may be greater than the risks related to our other mortgage loans.

Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of June 30, 2012, our non-owner-occupied commercial real estate loans totaled $324.4 million, or 18.7% of our total loan portfolio. Nonperforming non-owner-occupied commercial real estate loans totaled $59,000 as of June 30, 2012. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. Unexpected deterioration in the credit quality of our commercial real estate loan portfolio would require us to increase our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and prospects.

A prolonged downturn in the real estate market could result in losses and adversely affect our profitability.

As of June 30, 2012, approximately 55.6% of our loan portfolio was composed of commercial and consumer real estate loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The recent recession has adversely affected real estate market values across the country, and, along with the damage from Hurricane Katrina, in New Orleans specifically, and may continue to decline. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our provision for loan losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.

As a result of our growth over the past three years, a large portion of loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which could materially adversely affect our business, financial condition, results of operations and prospects.

Our high concentration of large loans to certain borrowers may increase our credit risk.

Our growth over the last several years has been partially attributable to our ability to originate and retain large loans. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. As of June 30, 2012, our 10 largest borrowing relationships ranged from approximately $24.2 million to $39.4 million (including unfunded commitments) and averaged approximately $28.9 million in total commitments. Along with other risks inherent in these loans, such as the deterioration of the underlying businesses or property securing these loans, this high concentration of borrowers presents a risk to our lending operations. If any one of these borrowers becomes unable to repay their loan obligations as a result of economic or market conditions, or personal circumstances, such as divorce or death, our nonperforming loans and our provision for loan losses could increase significantly, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Delinquencies, defaults and foreclosures in residential mortgages have recently increased, creating a higher risk of repurchases and indemnity requests, which could adversely affect our profitability.

We originate residential mortgage loans for sale to government-sponsored enterprises, such as Fannie Mae, and other investors. As a part of this process, we make various representations and warranties to these purchasers that are tied to the underwriting standards under which the investors agreed to purchase the loan. If a representation or warranty proves to be untrue, we could be required to repurchase one or more of the mortgage loans or indemnify the investor. Repurchase and indemnity obligations tend to increase during weak economic times, as investors seek to pass on the risks associated with mortgage loan delinquencies. If we are forced to repurchase delinquent mortgage loans that we have previously sold to investors, or indemnify those investors, our business, financial condition, results of operations and prospects could be adversely affected.

We face significant competition to attract and retain customers, which could adversely affect our growth and profitability.

We operate in the highly competitive banking industry and face significant competition for customers from bank and non-bank competitors, particularly regional and nationwide institutions, in originating loans, attracting deposits and providing other financial services. Our competitors are generally larger and have significantly more resources, greater name recognition, and more extensive and established branch networks than we do. Because of their scale, many of these competitors can be more aggressive than we can on loan and deposit pricing. Also, many of our non-bank competitors have fewer regulatory constraints and may have lower cost structures. We expect competition to continue to intensify due to financial institution consolidation; legislative, regulatory and technological changes; and the emergence of alternative banking sources.

Our ability to compete successfully will depend on a number of factors, including, among other things:

•	our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;

•	the scope, relevance and pricing of products and services that we offer;

•	customer satisfaction with our products and services;

•	industry and general economic trends; and

•	our ability to keep pace with technological advances and to invest in new technology.

Increased competition could require us to increase the rates that pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could materially and adversely affect our business, financial condition, results of operations and prospects.

As a community bank, our ability to maintain our reputation is critical to the growth of our business.

We are a community bank, and our reputation is one of the most valuable components of our business. Our growth over the past several years has depended on attracting new customers from competing financial institutions and increasing our market share, primarily by the involvement of our employees in the community and word-of-mouth advertising, rather than on growth in the market for banking services in New Orleans. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new customers, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our growth has been aided by acquisitions of our local competitors, which may not continue.

In recent years, several of our local competitors have been acquired by larger, regional or nationwide institutions. As a result of these acquisitions, whether because of disruptions caused by merger integration problems, a desire to stay with a New Orleans-based institution or otherwise, many customers of the target institutions have chosen instead to bank with us. However, since 2011, we have been the largest bank based in New Orleans by a significant margin, and acquisitions of our New Orleans-based competitors in the future would be unlikely to result in a comparable number of customers seeking a new, locally based institution. The absence of these growth opportunities could materially and adversely affect our business, financial condition, results of operations and prospects.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching, which could adversely affect our profitability.

Our business strategy includes evaluating strategic opportunities to grow organically through the expansion of First NBC Bank’s branch banking network, and we believe that branch expansion has been meaningful to our growth since inception. De novo branching carries with it certain risks, including: significant costs and anticipated operating losses associated with establishing a de novo branch; the inability to secure the services of qualified senior management to operate the de novo branch; local market reception for de novo branches established outside of the New Orleans metropolitan area; local economic conditions in the market served by the de novo branch; challenges associated with securing attractive locations within a new market at a reasonable cost; and the additional strain on management resources and internal systems and controls. If we are unable to manage the risks associated with our anticipated growth through de novo branching, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may not be able to overcome the integration and other risks associated with acquisitions, which could adversely affect our growth and profitability.

Although we plan to continue to grow our business organically, we may from time to time consider acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability. Our acquisition activities could be material to our business and involve a number of risks, including the following:

•

incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	intense competition from other banking organizations and other inquirers for acquisitions;

•	potential exposure to unknown or contingent liabilities of banks and businesses we acquire;

•	the time and expense required to integrate the operations and personnel of the combined businesses;

•	experiencing higher operating expenses relative to operating income from the new operations;

•	creating an adverse short-term effect on our results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received;

•	significant problems relating to the conversion of the financial and customer data of the entity

•	integration of acquired customers into our financial and customer product systems; or

•	risks of impairment to goodwill or other than temporary impairment.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to correct the material weakness that we have identified in our internal control over financial reporting or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, and the price of our common stock may decline.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report.

As part of the restatement of our audited financial statements for the years ended December 31, 2011, 2010 and 2009, we identified a material weakness in our internal control related to the accounting for the deferred taxes associated with certain of our tax credit investments. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control was the lack of a sufficient number of accounting employees with the appropriate technical skills and knowledge regarding tax credit investments. We have taken what we believe are the appropriate actions to address the weakness including, hiring additional accounting personnel with expertise in tax credits, using outside accountants and consultants to supplement our internal staff when necessary, and implementing additional internal control procedures. See “Management’s Discussion and Analysis – Restatement of Previously Issued Financial Statements and Internal Control Remediation Initiatives.” We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. However, our actions may not be sufficient to result in an effective internal control environment.

If our actions are insufficient to fully correct the internal control weakness that we have identified, if we identify other material weaknesses in our internal control over financial reporting in the future, if we cannot comply with the requirements of the Sarbanes-Oxley Act in a timely manner or attest that our internal control over financial reporting is effective, or if our independent registered public accounting firm cannot express an opinion as to the effectiveness of our internal control over financial reporting when required, we may not be able to report our financial results accurately and timely. As a result, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial reports; our liquidity, access to capital markets, and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, the Federal Reserve or the FDIC, or other regulatory authorities, which could require additional financial and management resources. These events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Regulatory requirements affecting our loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal bank regulatory agencies have indicated their view that banks with high concentrations of loans secured by commercial real estate are subject to increased risk and should hold higher capital than regulatory minimums to maintain an appropriate cushion against loss that is commensurate with the perceived risk. Because a significant portion of our loan portfolio is dependent on commercial real estate, a change in the regulatory capital requirements applicable to us as a result of these policies could limit our ability to leverage our capital, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We maintain a significant investment in tax credits, which we may not be able to fully utilize.

At June 30, 2012, we maintained an investment of $63.7 million in entities for which we receive allocations of tax credits, which we utilize to offset our taxable income. We earned and recognized $13.1 million and $4.5 million in tax credits in 2011 and 2010, respectively, and as of December 31, 2011, we had tax credit carryforwards of approximately $19.9 million. In addition, we expect to receive $2.5 million in tax credits related to the 2011 New Markets Tax Credit allocation to First NBC Community Development Fund, LLC and $15.6 million in tax credits related to the 2012 allocation. Substantially all of these tax credits are related to development projects that are subject to ongoing compliance requirements over certain periods of time to fully realize their value. If these projects are not operated in full compliance with the required terms, the tax credits could be subject to recapture or restructuring. Any of these events could have a material effect on our business, financial condition, results of operations and prospects.

Our effective federal income tax rate may increase.

As a result of our utilization of tax credits, we have paid federal income taxes at effective tax rates substantially below statutory tax rates in every year since our inception. In some years, we paid no federal income taxes, even though we were profitable. We expect that tax credit-motivated investments will continue to be a material part of our business strategy for the foreseeable future. However, our ability to continue to access tax credits in the future will depend, among other factors, on federal and state tax policies, as well as the level of competition for future tax credits. Any of these tax credit programs could be discontinued at any time by future legislative action. If we are unable for any reason to maintain a level of federal tax credits consistent with our historical allocations, our effective federal income tax rate and taxes paid would be expected to increase, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The dividend rate on our Series D preferred stock fluctuates based on the changes in our “qualified small business lending” and other factors and may increase, which could adversely affect income to common shareholders.

We issued $37.9 million in Series D preferred stock to the U.S. Treasury in August 2011 in connection with the Small Business Lending Fund program. As a result of the level of our “qualified small business lending,” our dividend rate for each quarterly dividend period since issuance, except the initial and most recent periods, has been 1% per annum. The dividend rate is subject to adjustment over the second through tenth dividend periods and could be as high as 5% per annum if our “qualified small business lending” decreases below certain levels or we fail to comply with certain other terms of our Series D preferred stock. From the eleventh dividend period through 4.5 years from our issuance of the Series D preferred stock, the annual dividend rate will be fixed at a rate between 1% and 7%, based upon the level of our “qualified small business lending” at the end of the ninth dividend period. In addition, if our “qualified small business lending” at the end of the ninth dividend period does not exceed our baseline calculation, we will also be subject to a lending incentive fee of 2% per annum, payable quarterly, calculated based on the liquidation value of our Series D preferred stock, beginning with dividend payment dates on or after April 1, 2014 and ending on April 1, 2016. The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series D preferred stock. If we are unable to maintain our “qualified small business lending” at certain levels, if we fail to comply with certain other terms of our Series D preferred stock, or if we are unable to redeem our Series D preferred stock within 4.5 years following issuance, the dividend rate on our Series D preferred stock could result in materially greater dividend payments, which in turn could adversely impact our business, financial condition, results of operations and prospects.

We are subject to interest rate risk, which could adversely affect our profitability.

Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. We have positioned our asset portfolio to benefit in either interest rate environment, but this may not remain true in the future. Our interest sensitivity profile was somewhat asset sensitive as of June 30, 2012, meaning that our net interest income and economic value of equity would increase more from rising interest rates and than from falling interest rates. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to the allowance for loan losses which may materially and adversely affect our business, results of operations, financial condition and prospects.

Liquidity risk could impair our ability to fund operations and meet our obligations as they become due.

Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to liquidate assets or obtain adequate funding. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. In particular, approximately 48% of First NBC Bank’s liabilities on average during the second quarter of 2012 were checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, more than 71% of the assets of First NBC Bank were loans, which cannot be called or sold in the same time frame. Our access to funding sources in amounts adequate to finance our activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences. We also cannot predict the effect on our liquidity of the scheduled expiration on December 31, 2012 of the Transaction Account Guarantee Program, which provides unlimited FDIC coverage on noninterest-bearing transaction accounts. Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our ability to meet deposit withdrawals and other customer needs, which could have a material adverse effect on business, financial condition, results of operations and prospects.

By engaging in derivative transactions, we are exposed to credit and market risk, which could adversely affect our profitability and financial condition.

We manage interest rate risk by, among other things, utilizing derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. Hedging interest rate risk is a complex process, requiring sophisticated models and constant monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, we are exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what we expected when we entered into the derivative transaction. The existence of credit and market risk associated with our derivative instruments could adversely affect our net interest income and, therefore, could have a material adverse effect on our business, financial condition, results of operations and prospects.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of June 30, 2012, the fair value of our investment securities portfolio was approximately $334.2 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. However, in addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences of any downgrade could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on our information technology and telecommunications systems and third-party servicers, and any systems failures or interruptions could adversely affect our operations and financial condition.

Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. For example, FIS Banking Solutions provides our entire core banking system through a service bureau arrangement. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may bear costs associated with the proliferation of computer theft and cybercrime.

We necessarily collect, use and hold data concerning individuals and businesses with whom we have a banking relationship. Threats to data security, including unauthorized access and cyber attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory requirements. It is difficult or impossible to defend against every risk being posed by changing technologies as well as criminals intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Patching and other measures to protect existing systems and servers could be inadequate, especially on systems that are being retired. Controls employed by our information technology department and cloud vendors could prove inadequate. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Our systems and those of our third-party vendors may become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.

A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to environmental liability risk associated with our lending activities.

In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to the Regulation of our Industry

We operate in a highly regulated environment, which could restrain our growth and profitability.

We are subject to extensive regulation and supervision that governs almost all aspects of our operations. These laws and regulations, and the supervisory framework that oversees the administration of these laws and regulations, are primarily intended to protect consumers, depositors, the Deposit Insurance Fund and the banking system as a whole, and not shareholders and counterparties. These laws and regulations, among other matters, affect our lending practices, capital structure, investment practices, dividend policy, operations and growth. Compliance with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and unpredictable ways and often impose additional compliance costs. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve, the FDIC and the Louisiana Office of Financial Institutions periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of First NBC Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. The bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures since the beginning of the financial crisis and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The short-term and long-term impact of the newly proposed regulatory capital rules is uncertain.

On June 7, 2012, the federal banking agencies announced proposed rulemaking for the purpose of strengthening the regulatory capital requirements of all banking organizations in the United States. The proposal is designed to implement the recommendations of the International Basel Committee on Bank Supervision. The proposed regulatory capital standards, commonly known as Basel III, are subject to public comment through October 22, 2012. Thereafter, the Basel III proposals are expected to begin phasing in on January 1, 2013. Basel III creates a new regulatory capital standard based on tier 1 common equity and increases the minimum leverage and risk-based capital ratios applicable to all banking organizations. Basel III also changes how a number of the regulatory capital components are calculated. We cannot predict whether the proposed rules will be adopted in the form proposed or if they will be modified in any material way during the rulemaking process. Moreover, although we expect that the rulemaking process will result in generally higher regulatory capital standards, it is not certain at this time how any new standards will ultimately be applied to First NBC Bank and us. A significant increase in our capital requirement could reduce our growth and profitability and materially adversely affect our business, financial condition, results of operations and prospects.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under the Community Reinvestment Act or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Relating to an Investment in our Common Stock

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:

•	actual or anticipated fluctuations in our operating results, financial condition or asset quality;

•	changes in economic or business conditions;

•	the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

•

publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

•	operating and stock price performance of companies that investors deemed comparable to us;

•	future issuances of our common stock or other securities;

•	additions or departures of key personnel;

•	proposed or adopted changes in laws, regulations or policies affecting us;

•	perceptions in the marketplace regarding our competitors and/or us;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

•	other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

•	other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.

The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

An active, liquid market for our common stock may not develop or be sustained following the offering, which may impair your ability to sell your shares.

Before this offering, there has been no established public market for our common stock. We intend to apply to have our common stock listed on the Nasdaq Global Market, but our application may not be approved. Even if approved, an active, liquid trading market for our common stock may not develop or be sustained following the offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. All of the shares of common stock sold in this offering (or shares if the underwriters exercise in full their purchase option) will be freely tradable, except that any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may be sold publicly only in compliance with the limitations described under “Shares Eligible For Future Sale.” The remaining [    ] million outstanding shares of our common stock, or [ ]% of our outstanding shares, will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be sold in the market over time in private transactions or future public offerings. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 1.0 million shares of common stock issued or reserved for future issuance under our stock incentive plan. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

Securities analysts may not initiate or continue coverage on our common stock, which could adversely affect the market for our common stock.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $[    ] per share, based on an assumed initial offering price of $[    ] per share (the midpoint of the range set forth on the cover page of this prospectus) and our pro forma net tangible book value of $[    ] per share as of June 30, 2012. In addition, upon completion of the offering, the Series C preferred stock will be convertible in part into shares of common stock, and we expect the conversion to occur promptly following the offering, which would result in additional dilution of approximately $[    ] per share. Additional dilution will occur upon the conversion of the remaining shares of Series C preferred stock. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on your investment.

We expect to use the net proceeds of this offering for general corporate purposes, which may include, among other things, funding loans and purchasing investment securities through our bank subsidiary. We may also use the net proceeds to fund acquisition opportunities, although we have no present plans in that regard. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins that we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets and return on equity.

The rights of our common shareholders are subordinate to the rights of the holders of our Series D preferred stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.

We have issued 37,935 shares of our Series D preferred stock to the U.S. Treasury in connection with our participation in the Small Business Lending Fund program. These shares have rights that are senior to our common stock. As a result, we must make payments on the preferred stock before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the Series D preferred stock must be satisfied in full before any distributions can be made to the holders of our common stock. Our Board of Directors has the authority to issue in the aggregate up to 10,000,000 shares of preferred stock, and to determine the terms of each issue of preferred stock, without shareholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

We do not intend to pay dividends in the foreseeable future.

Our Board of Directors intends to retain all of our earnings to promote growth and build capital. Accordingly, we do not expect to pay dividends in the foreseeable future. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies as well as our participation in the Treasury’s Small Business Lending Fund program. Finally, because First NBC Bank is our only material asset, our ability to pay dividends to our shareholders depends on our receipt of dividends from the bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, if the receipt of dividends over the near term is important to you, you should not invest in our common stock. For additional information, see “Dividend Policy.”

Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.

Certain provisions of our articles of incorporation and bylaws, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:

•	enable our Board of Directors to issue additional shares of authorized, but unissued capital stock;

•	enable our Board of Directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the Board;

•	enable our Board of Directors to increase the size of the Board and fill the vacancies created by the increase;

•	enable our Board of Directors to amend our bylaws without shareholder approval;

•	require advance notice for director nominations and other shareholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of our organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or other comparable of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:

•	business and economic conditions generally and in the financial services industry, nationally and within our local market area;

•	changes in management personnel;

•	changes in government spending on rebuilding projects in New Orleans;

•

hurricanes, other natural disasters and adverse weather; oil spills and other man-made disasters; acts of terrorism, an outbreak of hostilities or other international or domestic calamities, acts of God and other matters beyond our control;

•	economic, market, operational, liquidity, credit and interest rate risks associated with our business;

•	deterioration of our asset quality;

•	changes in real estate values;

•	ability to execute our strategy;

•	increased competition in the financial services industry, nationally, regionally or locally, which may adversely affect pricing and terms;

•	our ability to identify potential candidates for, and consummate, acquisitions of banking franchises on attractive terms, or at all;

•	our ability to achieve organic loan and deposit growth and the composition of that growth;

•	changes in federal tax law or policy;

•	volatility and direction of market interest rates;

•	changes in the regulatory environment, including changes in regulations that affect the fees that we charge or expenses that we incur in connection with our operations;

•	changes in trade, monetary and fiscal policies and laws;

•	governmental legislation and regulation, including changes in accounting regulation or standards;

•	changes in interpretation of existing law and regulation;

•	further government intervention in the U.S. financial system; and

•	other factors that are discussed in the section titled “Risk Factors,” beginning on page 10.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $[    ] million, or approximately $[    ] million if the underwriters elect to exercise in full their purchase option, assuming an initial public offering price of $[    ] per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $[    ] million, or $[    ] million if the underwriters elect to exercise in full their purchase option, after deducting estimated underwriting discounts and offering expenses.

We intend to use the net proceeds to us generated by this offering to support our organic growth and other general corporate purposes. We believe that these net proceeds can be deployed to support our organic growth without significantly diluting our earnings per share. Although we may, from time to time in the ordinary course of our business, evaluate potential acquisition opportunities that we believe are complementary to our business and provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any material acquisition.

We will not receive any proceeds from the sale of our common stock by the selling shareholders.

DIVIDEND POLICY

We have not paid any dividends on our common stock since inception, and we do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our Board of Directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may examine, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our Board of Directors. We are not obligated to pay dividends on our common stock.

As a Louisiana corporation, we are subject to certain restrictions on dividends under the Louisiana Business Corporation Law. Generally, a Louisiana corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) or out of its net profits for the then current and preceding fiscal year unless the corporation is insolvent or the dividend would render the corporation insolvent. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies, as well as our participation in the Treasury’s Small Business Lending Fund program. For additional information, see “Supervision and Regulation – Dividends.”

Because we are a holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from First NBC Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies.

The present and future dividend policy of First NBC Bank is subject to the discretion of its Board of Directors. First NBC Bank is not obligated to pay dividends.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2012, on an actual basis and on an as adjusted basis after giving effect to the net proceeds from the sale by us of [    ] shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of $[    ] per share, the midpoint of the price range on the cover of this prospectus, after deducting estimated underwriting discounts and offering expenses. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2012
	Actual	As adjusted for the offering(1)
	(dollars in thousands)
	(unaudited)

Shareholders’ equity:
Common stock, par value $1.00 per share, 20,000,000 shares authorized, 13,052,583 shares issued and outstanding; and [ ] shares issued and outstanding, as adjusted	$13,053	$	[ ]
Preferred stock, no par value, 10,000,000 shares authorized
Series A, 17,836 shares authorized, 0 shares issued and outstanding, actual and as adjusted	—		—
Series B, 892 shares authorized, 0 issued and outstanding, actual and as adjusted	—		—
Series C, 1,680,219 shares authorized, 916,841 shares issued and outstanding, actual and as adjusted	11,231		11,231
Series D, 37,935 shares authorized, issued and outstanding, actual and as adjusted	37,935		37,935
Additional paid-in capital	128,410		[ ]
Accumulated earnings	46,807		46,807
Accumulated other comprehensive loss, net	(957)		(957)

Total shareholders’ equity	236,479		[ ]
Noncontrolling interest	1,646		1,646

Total equity	$238,125	$	[ ]

Capital ratios:
Total shareholders’ equity to assets	9.73%		[ ]	%
Tangible common equity to tangible assets(2)	7.37%		[ ]	%
Tier 1 leverage capital	9.79%		[ ]	%
Tier 1 risk-based capital	11.92%		[ ]	%
Total risk-based capital	13.04%		[ ]	%

(1)	References in this section to the number of shares of our common stock outstanding do not include the 916,841 shares of Series C preferred stock that are expected to be converted in part into common stock upon completion of the offering. The conversion of shares of Series C preferred stock into shares of common stock will have no impact on the total equity or capital ratios shown, but will result in a reduction of $[ ] million in Series C preferred stock outstanding and a corresponding increase in common stock outstanding and additional paid-in capital.

(2)	Tangible common equity to tangible assets is a non-GAAP financial measure. Tangible common equity is computed as total shareholders’ equity, excluding preferred stock, less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to assets. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, please refer to the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Use of Non-GAAP Financial Measures.”

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per common share is equal to our total shareholders’ equity, excluding preferred stock, less intangible assets, divided by the number of common shares outstanding. As of June 30, 2012, the tangible book value of our common stock was $[    ] million, or $[    ] per share.

After giving effect to our sale of [    ] shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed initial public offering price of [    ] per share, the midpoint of the price range on the cover of this prospectus, and after deducting estimated underwriting discounts and offering expenses, the pro forma net tangible book value of our common stock at June 30, 2012 would have been approximately $[    ] million, or $[    ] per share. Therefore, this offering will result in an immediate increase of $ [    ] in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $[    ] in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately [    ]% of the assumed public offering price of $[    ] per share.

In addition, promptly following the offering, we expect that [    ] shares of our Series C preferred stock will be converted on a one-for-one basis into shares of our common stock, which will result in additional dilution to new investors. After giving effect to the offering, in the manner described above, and assuming the subsequent conversion of [    ] shares of Series C preferred stock into common stock, the pro forma net tangible book value per share of our common stock at June 30, 2012 would have been $[    ] per share. Accordingly, taking into account the conversion of [    ] shares of Series C preferred stock, this offering will result in an immediate increase of $[    ] in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $[    ] in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately [    ]% of the assumed public offering price of $[    ] per share. Additional dilution will occur upon the conversion of the remaining shares of Series C preferred stock.

The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Net tangible book value per common share at June 30, 2012	$	[ ]
Increase in net tangible book value per common share attributable to new investors		[ ]
Pro forma tangible book value per common share after the offering		[ ]
Initial public offering price		[ ]

Dilution per common share to new investors from offering	$	[ ]
Additional dilution per common share as a result of conversion of Series C preferred stock	$	[ ]

Dilution per common share to new investors from offering and conversion	$	[ ]

The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis as of June 30, 2012, after giving effect to our sale of [    ] shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed public offering price of $[    ] per share. The table also assumes the conversion of [    ] shares of our outstanding Series C preferred stock into an equal number of shares of our common stock.

	Shares Purchased/Issued		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Shareholders as of June 30, 2012
New investors in this offering
Total

The table above excludes 1,063,243 shares of common stock issuable upon exercise of outstanding stock options and warrants at a weighted average exercise price of $12.90 per share, which includes 532,444 shares of common stock issuable upon exercise of stock options and warrants that have vested. To the extent that any of the foregoing options or warrants are exercised, investors participating in the offering will experience further dilution.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, our common stock has not been traded on an established public trading market, and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of [    ], 2012, there were approximately [    ] holders of record of our common stock.

We anticipate that this offering and the listing of our common stock on the Nasdaq Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus titled “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

BUSINESS

Overview

We are a bank holding company, headquartered in New Orleans, Louisiana, which offers a broad range of financial services through our wholly-owned banking subsidiary, First NBC Bank, a Louisiana state non-member bank. Our primary market is the New Orleans metropolitan area and the Mississippi Gulf Coast. We serve our customers from our main office located in the Central Business District of New Orleans, 31 full service branch offices located throughout our market and a loan production office in Gulfport, Mississippi. We believe that our market exhibits attractive demographic attributes and present favorable competitive dynamics, thereby offering long-term opportunities for growth. Our strategic focus is on building a franchise with meaningful market share and strong revenues complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders. As of June 30, 2012, on a consolidated basis, we had total assets of $2.4 billion, net loans of $1.7 billion, total deposits of $2.1 billion, and shareholders’ equity of $236.5 million.

We are the largest bank holding company by assets headquartered in New Orleans as of June 30, 2012. We are led by a team of experienced bankers, all of whom have substantial banking or related experience and relationships in the greater New Orleans market. We believe that recent changes and disruption within our primary market has created an underserved base of small and middle-market businesses and high net worth individuals that are interested in banking with a company headquartered in, and with decision-making authority based in, the New Orleans market. We believe our management’s long-standing presence in the area gives us insight into the local market and, as a result, the ability to tailor our products and services, particularly the structure of our loans, more closely to the needs of our targeted customers. We seek to develop comprehensive, long-term banking relationships by cross-selling loans and core deposits, offering a diverse array of products and services and delivering high quality customer service. In addition to the reputation and local connections of our management, we believe that our strong capital position gives us an instant advantage over our competitors.

Our History and Growth

First NBC Bank was chartered with a commitment to the revival of the New Orleans metropolitan area, which was severely damaged by Hurricane Katrina in August 2005. Led by New Orleans native and veteran banker, Ashton J. Ryan, Jr., First NBC Bank commenced banking operations in May 2006. Since inception, First NBC Bank has experienced tremendous growth, both organically and acquisitively, in becoming a premier banking institution in New Orleans. In 2007, First NBC Bank shareholders exchanged their shares of common stock for shares of common stock of First NBC Bank Holding Company, and the bank thereby became our wholly-owned subsidiary. Below are a few of our notable milestones:

•

May 2006 – Chartered with an initial capitalization in excess of $60 million from local investors and highly sophisticated institutional investors, making it the largest initial capitalization of a de novo financial institution to commence operations under a Louisiana charter.

•	April 2008 – Completed acquisition of Dryades Bancorp, Inc., which contributed approximately $74 million in assets and four branches located in Orleans and Jefferson Parishes.

•	May 2008 – Completed the acquisition of a branch of Statewide Bank located in Jefferson Parish having approximately $60 million in deposits.

•	June 2011 – Achieved the top deposit market share in the New Orleans market of any bank headquartered in the New Orleans market.

•

November 2011 – Completed the FDIC-assisted acquisition of Central Progressive Bank assuming $345 million in deposits and purchasing $368 million in assets, followed by the sale to outside investors of certain nonperforming assets carried at $82.6 million by Central Progressive Bank, which represented substantially all of the acquired nonperforming assets.

•

December 2011 – Surpassed $2 billion in assets, becoming one of only seven de novo institutions established since 2006 (out of 397) to reach that mark, and the largest de novo institution that has relied primarily on organic growth.

Our Competitive Strengths

We believe that we are well-positioned to create value for our shareholders, particularly as a result of the following competitive strengths:

Experienced core management team with a local banking tradition of success. Our management team is led by Ashton J. Ryan, Jr., who has more than 40 years of financial services experience, including 20 years in Arthur Andersen’s financial institutions audit practice and more than 20 years of commercial banking experience. Following his service as President and Chief Executive Officer of the former First National Bank of Commerce, Mr. Ryan served as President and Chief Executive Officer of First Bank & Trust (New Orleans) for approximately seven years before chartering First NBC Bank. Our senior management team, which also includes William J. Burnell, our Chief Credit Officer; Marsha S. Crowle, our Chief Compliance Officer; and Mary Beth Verdigets, our Chief Financial Officer, has been with the bank since inception. Each member of our senior management team has management experience at growing bank franchises. Members of our senior management team have worked together in executive management capacities at local New Orleans institutions. These officers have an average experience of 33 years in banking or related fields in our primary market. Moreover, 14 of our top 18 senior executives worked for First Commerce Corporation or its lead bank, First National Bank of Commerce, at the time of their acquisition by Bank One Corporation in 1998. At the time of its acquisition, First National Bank of Commerce was the largest financial institution in the New Orleans market with approximately $6.0 billion in assets and a 28% deposit market share.

Strong brand and reputation in our market. We believe that our strong brand and market reputation have become and will remain a competitive advantage within our market. We have developed a reputation as an active lender in our community at a time when other financial institution competitors in our market have been dealing with legacy asset problems associated with national economic conditions. By capitalizing on the business and personal relationships of our senior management team and relationship managers, we believe that we are positioned to continue taking advantage of the market dislocation in the New Orleans market resulting from several significant acquisitions of local financial institutions as well as the operating difficulties faced by many local competitors. We expect to accomplish this by continuing to attract talented bankers and customers, acquiring other institutions and growing organically.

Stable and scalable platform. Since the current economic crisis began in 2008, many of our competitors have suffered significant operating and regulatory challenges and, as a result, have been unable to effectively service their customers’ needs and compete in our market. Throughout our operating history, we have maintained a stable banking platform with strong capital levels and sound asset quality. At June 30, 2012, we had a 7.37% tangible common equity ratio, a 9.79% tier 1 leverage capital ratio, a 11.92% tier 1 risk-based capital ratio and a 13.04% total risk-based capital ratio. Contributing to our stability is our track record of sound asset quality. Our highest annual rate of net loan charge-offs to average loans over the past five years was 0.19% in 2011, and our average annual rate of net loan charge-offs to average loans over the same period was 0.06%. Furthermore, utilizing the prior experience of our management team at larger banks, we believe that we have built a scalable corporate infrastructure, including technology and banking processes, capable of supporting acquisitions and continued organic growth, while improving operational efficiencies. We believe that our strong capital and asset quality levels will allow us to grow and that our operating platform will allow us to manage that growth effectively, resulting in greater efficiency and improved profitability.

Growing deposit base. A significant driver of our franchise is the growth and stability of our deposits, which we use to fund our loans and investment portfolio. At June 30, 2012, our total deposits were $2.1 billion, approximately 48% of which are held in transaction accounts. From December 31, 2009 through June 30, 2012, our total deposits have grown at a compound annual growth rate of approximately 36% over the same period. Our deposit growth has been driven significantly by the growth in our transaction account deposits, which represented approximately 48% of our total deposits at June 30, 2012, up from 34% of our total deposits at December 31, 2009. We seek to cross-sell deposit products at loan origination, which provide a basis for expanding our banking relationships and a stable source of funding. Except for our limited utilization of Promontory Interfinancial Network, LLC’s CDARS® Reciprocal products to serve the needs of our higher balance local deposit customers, we had no brokered deposits at June 30, 2012.

Our Operating Strategy

Our business model focuses on a traditional, relationship-based, community bank structure guided by the following principles: disciplined risk management; responsive, high-quality service; focus on building long-term relationships; credibility within our communities; creativity and efficiency. We value our flexible organizational structure and strong risk management culture and believe that the level of market knowledge acquired by our management over their banking careers and customer service differentiates us from other financial institutions. We believe focusing on these principles will enable us to expand our capabilities for providing value-added services to our customer base and generate steady, long-term growth.

Our organizational culture is focused on providing products and services that meet customer needs in a way that leads to increased depth of relationship, enhanced long-term profitability, customer referral and exceptional customer retention. A key aspect of this philosophy is a clear understanding of customer profitability and a differentiation of service value for the most profitable customer segments. We assign each customer who meets our profitability standards a relationship manager whose role it is to understand the customer’s needs and ensure that we meet those needs in providing products and services. We believe our clients prefer this type of highly personalized service. Our relationship managers are able to offer traditional banking services and also collaborate with certain specialists, such as investment consultants, mortgage originators, trust experts and cash management specialists, among others. We are convinced that delivering our products and services through long-term relationship managers leads to successful outcomes for our customers and contributes to retention of profitable customers, the keystone of our philosophy.

We are committed to the concept that a successful community bank must serve the needs of its community as well as its customers. Our officers and employees are also heavily involved in civic and community organizations, and we provide substantial sponsorship dollars to activities that benefit our community. In addition, we focus the vast majority of our advertising budget on sponsorships for important civic causes, rather than on traditional forms of media. We believe that our business development strategies, which are focused on building market share through personal relationships as opposed to formal advertising, are consistent with our customer centric culture and are a cost effective way of developing new relationships and enhancing existing ones. We also believe that our employees appreciate our investment in our local community. We have been selected as one of the “Best Places to Work” in the New Orleans metropolitan area each of the last three years by City Business, one of New Orleans’ leading business publications. We believe that our positive reputation as an employer and the experience of our senior management in the community will allow us to opportunistically hire relationship managers, loan officers and other revenue-generating employees who can bring an established customer base with them.

We earned a Community Reinvestment Act rating of “outstanding” in our first year of existence and have consistently maintained that rating since that time. Initially, the aftermath of Hurricane Katrina created a number of opportunities for us to help in the economic recovery of the area. Since inception to June 30, 2012, we had invested approximately $82.8 million in tax credit projects that have rebuilt affordable housing, created employment and supported redevelopment projects in our city and the surrounding areas. We organized First NBC Community Development Fund, LLC as a subsidiary of First NBC Bank and have obtained total investment allocations of $68 million in New Markets Tax Credits, which are expected to produce $26.5 million in income tax benefit. Of this amount, $8.4 million was earned and recognized in our tax provision in 2011, and $18.1 million is expected to be earned and recognized in 2012 and future periods. These investment allocations also enable us to, among other things, develop hundreds of affordable single family residences and commit to develop more.

We view ourselves as traditional community bankers from a customer service viewpoint, but we pride ourselves in the use of non-traditional investments in serving our customer base and our market. We are actively engaged in Small Business Administration and United States Department of Agriculture guaranteed financing to support local borrowers who might not otherwise qualify for conventional financing, while mitigating our credit risk and earning substantial fee income on the sale of these loans. We hold the distinction of being an SBA Preferred Lender.

Organic Growth

Our deposits, excluding deposits assumed in acquisitions and brokered deposits, increased by approximately $1.0 billion from December 31, 2008 to June 30, 2012. In addition, our assets increased by approximately $1.7 billion from December 31, 2008 to June 30, 2012. We estimate that approximately $1.4 billion of this asset growth represents organic growth.

Core deposits. We believe that our growth in core deposits is principally attributable to our efforts to penetrate deeper into the communities we serve and leverage existing relationships. We believe that we have developed a strong sales and customer service based culture that is an effective platform for future organic growth. Our acquisition of Central Progressive Bank has also allowed us to actively solicit deposits throughout the North Shore region of the New Orleans market, which we expect will offer meaningful growth opportunities.

Loans. Our loan operations grew substantially over the past several years despite challenges in the macroeconomic environment. Since our inception, we have focused on serving the credit needs of qualified borrowers and taking advantage of opportunities in the marketplace due to financial challenges faced by many of our competitors. Many of the larger national or regional banks with whom we compete in our local market, and even many of our local community bank competitors, have chosen not to increase lending in the market. We have experienced strong loan demand driven by recovery efforts to rebuild housing, commercial real estate and public sector infrastructure following Hurricane Katrina, the revival of the hospitality industry in our market and customer disruption associated with increased bank consolidation activity. We also believe that the long-term relationships that our relationship managers have with the commercial and middle-market businesses and private banking customers in our market have been a critical factor in the growth of our loan portfolio.

Capital. Our success in quickly raising new capital has significantly contributed to our ability to grow over the past several years. Over the past three years, we have consummated private offerings of our capital stock raising an aggregate of $84.7 million of tier 1 capital from private investors, each of which were completed quickly enough to give us the necessary capital to take advantage of specific growth or acquisition opportunities. We believe that the proceeds from this offering and the improved access to the capital markets as a public company will enhance our ability to pursue future growth opportunities as they arise.

Employee base. Our ability to achieve attractive organic loan and deposit growth has been directly related to our ability to attract and retain qualified relationship managers and other employees with deep and broad ties to the market we serve. We have grown our employee base from 33 at inception to 418 full-time equivalent employees at June 30, 2012 (including former Central Progressive Bank employees), primarily by recruiting from all of our competitors and specifically targeting many employees who worked with members of our senior management team at the former First National Bank of Commerce. We also believe that the recent disruptions in our market and turnover associated with consolidation activity involving our competitors, our ability to remain an active lender in our market at a time when many competitors have pulled back, and our reputation for supporting the efforts of our managers in growing their portfolios, have enhanced our ability to attract qualified relationship managers and other employees. We expect that our position as the largest financial institution headquartered in the New Orleans market will allow us to continue to attract qualified employees to support and enhance future organic growth.

Acquisition Strategy and Recent Acquisitions

Our acquisition activity complements our organic growth strategy and has primarily focused on strategic acquisitions in or around our existing market. As we evaluate potential acquisition opportunities in the future, we believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden. Our management team has a long history of identifying targets, assessing and pricing risk and executing acquisitions in a creative, yet disciplined, manner. We seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile. Additionally, we seek banking markets with favorable competitive dynamics and potential consolidation opportunities. All of our acquisition activity is evaluated and overseen by a standing Merger and Acquisition Committee of our Board of Directors.

We have completed three acquisitions since our inception, each with a different structure: a whole bank acquisition, a branch purchase transaction and a failed bank purchase and assumption transaction with the FDIC. The whole bank acquisition and branch purchase have been, and the failed bank acquisition is expected to be, accretive to our earnings in the first full year following the acquisition, and we believe that each has enhanced our long-term growth prospects.

Central Progressive Bank. On November 18, 2011, we purchased substantially all of the assets, and assumed substantially all of the liabilities, of Central Progressive Bank from the FDIC, acting as receiver of the failed bank. In the transaction, we purchased assets totaling approximately $368 million and assumed approximately $345 million of deposits. In addition, the FDIC has paid or agreed to pay approximately $62 million in connection with the transaction. The transaction did not involve any loss-sharing agreements with the FDIC. In connection with and following the transaction, First NBC Bank sold certain assets carried at $82.6 million by Central Progressive Bank, which represented substantially all of the acquired nonperforming assets, to unaffiliated third party purchasers for cash consideration. The third-party purchasers also assumed any liabilities and obligations arising under the transferred assets (i.e. the loans, tenant leases, notes, participation agreements and other contracts).

The acquisition of Central Progressive Bank strategically expanded the geographic footprint of First NBC Bank into an area that we believe is particularly attractive for core deposit generation and loan growth. Founded in 1967, Central Progressive Bank operated from 17 locations exclusively on the North Shore, which is north of Lake Pontchartrain and approximately a 30 to 45 minute drive north of downtown New Orleans. We identified the North Shore as a highly attractive area for expansion based on, among other things, the affluent demographics of the area, its proximity to First NBC Bank’s existing footprint, and our executive officers’ familiarity with the market. Since December 31, 2011 through June 30, 2012, we have grown deposits from the branches acquired from Central Progressive Bank by approximately $74.6 million, or 44.7% on an annualized basis. We continue to remain open to further opportunities to make FDIC-assisted acquisitions in the markets in which we seek to grow.

Dryades Savings Bank. To supplement our organic growth and further expand our footprint, we acquired the Dryades Bancorp, Inc. and its subsidiary bank, Dryades Savings Bank, F.S.B., in April 2008. In that transaction, we acquired $41 million in loans and $61 million in deposits. Dryades Savings Bank operated from three banking offices in Orleans Parish, one banking office in Jefferson Parish and a loan production office in Gulfport, Mississippi. We initially operated Dryades Savings Bank as a separate financial institution before merging it into First NBC Bank in November 2010.

Statewide Bank branch acquisition. We expanded our presence in Jefferson Parish in May 2008 through the acquisition of a branch facility of Statewide Bank in which we acquired approximately $60 million in deposits.

Our Markets

Our current market is broadly defined as the Greater New Orleans metropolitan area and the Mississippi Gulf Coast. Reconstruction efforts in response to Hurricane Katrina and vibrant energy and tourism industries have revitalized the region and created a highly attractive demographic, economic and competitive landscape for us.

New Orleans serves as a major economic hub of the Gulf Coast region, providing major medical, financial, professional, governmental, transportation and retail services to Louisiana, Mississippi, and East Texas. The New Orleans metropolitan area had a population of 1.2 million people in 2011 and is expected to grow 8.5% over the next five years, a rate substantially higher than projected national growth of 3.4%.

Immediately following Hurricane Katrina, the hospitality industry in the New Orleans metropolitan area experienced a decline in visitors and significant damage to infrastructure. However, the hospitality industry has significantly improved and returned to pre-hurricane levels in tourism activity. In 2011, 8.8 million visitors spent a new record of $5.5 billion, and the city seeks to increase visitors to 13.7 million and tourist spending to $11 billion by 2018. New Orleans hosted the NCAA Football BCS National Championship game and the NCAA Men’s Basketball Final Four Tournament in 2012. New Orleans will host the Super Bowl and the NCAA Women’s Basketball Final Four Tournament in 2013, both of which are expected to generate significant tourism revenue.

New Orleans is also the gateway to the Port of South Louisiana and the home of the Port of New Orleans, which are the largest and seventh largest ports in the United States by cargo tonnage and are fueled by the economic activity of the Mississippi River and the Gulf Coast region. The Panama Canal expansion, which is planned for completion in late 2014, is expected to provide an incremental boost to the region, as it will allow for shipping of more cargo between the Eastern United States and Asia that was previously transported by rail from West Coast ports.

The New Orleans economy has been traditionally driven by tourism and port activity, but recently a more diversified landscape has developed that includes petrochemical companies and growing medical services, technology and modern manufacturing industries.

The Gulf Coast region is the heart of the United States petrochemical industry, and the New Orleans metropolitan houses substantial operations for many refining and production companies, such as Royal Dutch Shell and Chevron. Given the change in outlook for domestic natural gas supply over the past five years, Cheniere Energy has announced plans and received $3.4 billion in committed financing to build a liquefied-natural-gas export facility located in Louisiana that will allow natural gas producers to ship the fuel overseas. Also, Chevron recently announced a $1.4 billion expansion to its Pascagoula, Mississippi refinery, which is expected to double its premium base oil production. Including offshore production, Louisiana is one of the top producers of crude oil and natural gas in the United States.

Hurricane Katrina, which resulted in property and infrastructure damage estimated to between $75-$100 billion, devastated the New Orleans metropolitan area and its economy. However, recovery activities to rebuild housing, commercial real estate and public sector infrastructure following Hurricane Katrina have resulted in a significantly positive impact to the local economy. The New Orleans economy has been bolstered from insurance proceeds of more than $13 billion paid to Louisiana policyholders under the National Flood Insurance Program and approximately $25.3 billion from private insurers. In addition, the U.S. Government authorized $13.4 billion from its Community Development Block Grant program for recovery, $15 billion for restoration and enhancement of our flood protection system, $12.7 billion in the form of Gulf Opportunity Zone tax incentives allocated to Louisiana for economic development activities, and over $19.1 billion of funds through the Federal Emergency Management Agency to replace governmental infrastructure destroyed by Hurricanes Katrina and Rita, such as government buildings, schools, universities, drainage systems, and sewage and water systems, and aid individuals and households affected by the storm, among other things.

Competition

We compete with a wide range of financial institutions in our market, including local, regional and national commercial banks, thrifts and credit unions, and our primary competitors are the larger regional and national banks. Consolidation activity involving out-of-state financial institutions has altered the competitive landscape in our market within recent years. As of June 30, 2005, approximately 70% of the deposits in the New Orleans market were held in banks that were based in this market. Based on deposit data as of June 30, 2012, that number had decreased to less than 25%, due in large part to the acquisition of several large, locally-based financial institutions by large out-of-state banks, two of which held in the aggregate more than 50% of the in-market deposits at the time of their respective acquisitions. Although competition within our market area is strong, we believe that the customer disruption associated with these acquisitions, as well as the loss of in-market decision-making and relationship-based banking, will continue to provide us with additional growth opportunities as the largest depository institution headquartered in the New Orleans market.

The following table depicts the top depository institution competitors within our marketplace and presents the respective market share of each competitor within the New Orleans market as of June 30, 2012. These figures have been adjusted to reflect subsequent acquisitions.

Rank	Institution (ST)	Branches	Deposits	Market Share
		(dollars in millions)

1	Capital One Financial Corp. (VA)	55	$9,025	31.7%
2	Hancock Holding Co. (MS)	50	4,832	16.4
3	JP Morgan Chase & Co. (NY)	37	4,362	14.8
4	Regions Financial Corp. (AL)	32	2,373	8.1
5	First NBC Bank Holding Co. (LA)	26	1,923	6.5
6	IBERIABANK Corp. (LA)	21	1,393	4.7
7	Fidelity Homestead Savings Bank (LA)	14	735	2.5
8	Gulf Coast Bank & Trust Co. (LA)	14	734	2.5
9	CB&T Holding Corp. (LA)	3	568	1.9
10	First Trust Corp. (LA)	8	522	1.8
	Total New Orleans market	360	$29,426	100.0%

We also compete with mortgage companies, investment banking firms, brokerage houses, mutual fund managers, investment advisors, and other “non-bank” companies for certain of our products and services. Some of our competitors are not subject to the degree of supervision and regulatory restrictions that we are.

Interest rates, both on loans and deposits, and prices on fee-based services are significant competitive factors among financial institutions generally. Many of our competitors are much larger financial institutions that have greater financial resources than we do and that compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Due to the benefits of scale, our larger regional and national bank competitors can, in many cases, offer pricing that is more attractive than that which we can offer, although this pricing has historically been reserved for customers of a size for which we generally would not compete.

Other important competitive factors in our market area include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated cash management and other commercial banking services. Many of our competitors are organized along lines of business and use efficient but impersonal approaches to providing products and services to customers.

While we seek to be competitive with respect to rates, we believe that we compete most successfully on the basis of our service and relationship-based culture. We adjust our pricing to maximize our share of each customer’s total financial service spending. Because we are unburdened by legacy main frame computer systems, we believe that our technology platform enables us to be more flexible in developing and implementing new services in a competitive marketplace.

Lending Activities

General.  Our primary lending focus is to serve commercial and middle-market businesses and their executives, high net worth individuals, not-for-profit organizations and consumers with a variety of financial products and services, while maintaining strong and disciplined credit policies and procedures. We offer a full array of commercial and retail lending products to serve the needs of our customers. Commercial lending products include owner-occupied commercial real estate loans, commercial real estate investment loans, commercial loans (such as business term loans, equipment financing and lines of credit) to small and mid-sized businesses and real estate construction and development loans. Retail lending products include residential first and second mortgage loans, home equity lines of credit and consumer installment loans such as loans to purchase cars, boats and other recreational vehicles. Our retail lending products are offered primarily as an accommodation to our commercial customers, and their executives and employees. We focus our lending activities on loans that we originate from borrowers located in our market areas.

We market our lending products and services to qualified borrowers through conveniently located banking offices, relationship networks and high touch personal service. We target our business development and marketing strategy primarily on businesses with between $500,000 and $50 million in annual revenue. Our relationship managers actively solicit the business of companies entering our market areas as well as long-standing businesses operating in the communities we serve. We seek to attract new lending customers through professional service, relationship networks, competitive pricing and innovative structure, including the utilization of federal and state tax incentives.

Commercial loans. We offer a wide range of commercial loans, including business term loans, equipment financing and lines of credit to small and midsized businesses. Our target commercial loan market is retail and professional establishments and small- to medium-sized businesses. The terms of these loans vary by purpose and by type of underlying collateral, if any. The commercial loans primarily are underwritten on the basis of the borrower’s ability to service the loan from cash flow. We make equipment loans with conservative margins generally for a term of five years or less at fixed or variable rates, with the loan fully amortizing over the term. Loans to support working capital typically have terms not exceeding one year and usually are secured by accounts receivable, inventory and personal guarantees of the principals of the business and often by the commercial real estate of the borrower. For loans secured by accounts receivable or inventory, principal typically is repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal is typically due at maturity. The quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness. Although most loans are made on a secured basis, loans may be made on an unsecured basis where warranted by the overall financial condition of the borrower. Risks associated with our commercial loan portfolio include those related to the strength of the borrower’s business, which may be affected not only by local, regional and national market conditions, but also changes in the borrower’s management and other factors beyond the borrower’s control; those related to fluctuations in value of any collateral securing the loan; and those related to terms of the commercial loan, which may include balloon payments that must be refinanced or paid off at the end of the term of the loan. Our commercial loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.

Commercial real estate loans. We offer real estate loans for commercial property that is owner-occupied as well as commercial property owned by real estate investors. Commercial loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loan. Commercial real estate loan terms generally are limited to 20 to 25 years or less, although payments may be structured on a longer amortization basis. The interest rates on our commercial real estate loans may be fixed or adjustable, although rates typically are not fixed for a period exceeding five to 10 years. We generally charge an origination fee for our services. We typically require personal guarantees from the principal owners of the property supported by a review of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrower’s management. We make efforts to limit our risk by analyzing borrowers’ cash flow and collateral value. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices/warehouses/production facilities, office buildings, hotels, mixed-use residential/commercial, retail centers and multifamily properties. Our commercial real estate loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.

Construction loans. Our construction portfolio includes loans to small and midsized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market areas. Construction and development loans are generally made with a term of one to two years and interest is paid monthly. The ratio of the loan principal to the value of the collateral as established by independent appraisal typically will not exceed industry standards. Any speculative loans are based on the borrower’s financial strength and ability to generate cash flow. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk and change in market trends. We are also exposed to risk based on the ability of the construction loan borrower to finance the loan or sell the property upon completion of the project, which may be affected by changes in market trends since the time that we funded the construction loan.

Consumer real estate loans. We offer first and second one-to-four family mortgage loans, as well as home equity lines of credit, in each case primarily on owner-occupied primary residences. Our retail consumer real estate lending products are offered primarily as an accommodation to our commercial customers, and their executives and employees. We also originate for resale one-to-four family mortgage loans, and those loans are included as a part of our consumer real estate loan portfolio until sold to investors. However, as of June 30, 2012, we held only $24.6 million in mortgages for resale. Although our consumer real estate loan portfolio presents lower levels of risk than our commercial, commercial real estate and construction loan portfolios, we are exposed to risk based on fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness or other personal hardship.

Consumer loans. We offer consumer loans as an accommodation to our existing customers, but do not market consumer loans to persons who do not have a pre-existing relationship with us. As of June 30, 2012, our consumer loans represented less than 1% of our total loan portfolio. We do not expect our consumer loans to become a material component of our loan portfolio at any time in the foreseeable future. Although we do not engage in any material amount of consumer lending, our consumer loans, which are underwritten primarily based on the borrower’s financial condition and, in many cases, are unsecured credits, subject us to risk based on changes in the borrower’s financial condition, which could be affected by numerous factors, including those discussed above.

Credit Policy and Procedures

General. We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We also seek to maintain a broadly diversified loan portfolio across customer, product and industry types. However, our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long term value of our organization to our customers, employees, shareholders and communities.

We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Accordingly, substantially all of our loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. The limited number of loans secured by properties located in out-of-market areas that we have are made to borrowers who are well-known to us.

Credit concentrations. In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our loan approval policies establish concentrations limits with respect to industry and loan product type to enhance portfolio diversification. These limits are reviewed annually as part of our annual review program. In general, loan product concentration levels are monitored on a quarterly basis, and our commercial real estate concentrations are monitored at least monthly, by our Chief Credit Officer and the bank’s Loan Committee, and industry concentration levels are monitored on a quarterly basis.

Loan approval process. We seek to achieve an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision-making and responsiveness to our customers, on the other hand. Our credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. Credits in excess of these individual lending authorities are referred to the bank’s Senior Loan Committee, Board Loan Committee or full Board of Directors, as appropriate, based on the size of the loan. These authorities are periodically reviewed and updated by our Board of Directors. We believe that our credit approval process provides for thorough underwriting and efficient decision making.

We also manage concentration of credit to individual borrowers. We have established in-house borrower lending limits for each of our lending officers, up to a maximum of $5 million for our Chief Executive Officer. Loans presenting aggregate lending exposure in excess of $5 million, but not more than $12 million, are subject to approval of the bank’s Senior Loan Committee, which is composed of six bank officers, including the Chief Executive Officer and Chief Credit Officer. Loans presenting aggregate lending exposure in excess of $12 million, but not more than $20 million, are subject to the approval of the bank’s Board Loan Committee. Loans presenting aggregate lending exposure in excess of $20 million are subject to review and approval by the full Board of Directors. These limits are reviewed periodically by the Board Loan Committee and Board of Directors of First NBC Bank.

Credit risk management. Credit risk management involves a partnership between our relationship managers and our credit approval, credit administration and collections personnel. We conduct monthly loan meetings, attended by substantially all of our relationship managers, related loan production staff and credit administration staff at which asset quality and delinquencies are reviewed. Our evaluation and compensation program for our relationship managers includes significant goals that we believe motivate the relationship managers to focus on high quality credit consistent with our strategic focus on asset quality.

It is our policy to discuss each loan that has one or more past due payments at our monthly meeting with all lending personnel. Our policies require rapid notification of delinquency and prompt initiation of collection actions. Relationship managers, credit administration personnel and senior management proactively support collection activities in order to maximize accountability and efficiency.

In accordance with our procedures, we perform annual asset reviews of our larger multifamily and commercial real estate loans. As part of these asset review procedures, we analyze recent financial statements of the property and/or borrower to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition. Upon completion, we update the grade assigned to each loan. Relationship managers are encouraged to bring potential credit issues to the attention of credit administration personnel. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk.

Loans that are downgraded or classified undergo a detailed quarterly review by the Board Loan Committee. This review includes an evaluation of the market conditions, the property’s trends, the borrower and guarantor status, the level of reserves required and loan accrual status. Additionally, we have an independent, third-party review performed on our loan grades and our credit administration functions each year. Management reviews these reports and presents them to the Board Loan Committee. These asset review procedures provide management with additional information for assessing our asset quality. In addition, for business and personal loans that are not secured by real estate, we perform frequent evaluations and regular monitoring.

Investments in Community Development Corporations

To support the redevelopment of our community following Hurricane Katrina, we organized First NBC Community Development, LLC as a wholly-owned “for profit” subsidiary of First NBC Bank. Through First NBC Community Development and its subsidiaries, we build or re-build affordable housing throughout our market area using government subsidies available for that purpose. We generate income from the sale or rental of these real estate projects and from profit sharing agreements that we maintain with the non-profit organizations that we assist. Over the past two years, through our community development corporation subsidiaries, we have developed hundreds of single family residences in the greater New Orleans area and throughout the state and have recently entered into agreements with three non-profit organizations to develop additional affordable housing. As of June 30, 2012, we had $6.5 million in investments through First NBC Community Development.

Investments in Tax Credit Entities

We make material investments in tax credit-motivated projects. We believe that these investments present attractive after tax economic returns, further our Community Reinvestment Act responsibilities and support the communities that we serve. To obtain the benefit of the tax credits, we are required to invest in the entity undertaking the project, and we do so through direct or indirect subsidiaries of First NBC Bank. At this time, our investments are directed at tax credits issued under the New Markets Tax Credit, Federal Historic Rehabilitation Tax Credit and Low Income Housing Tax Credit programs. We generate our returns on tax credit-motivated projects through the receipt of federal and, if applicable, state tax credits. We expect to expand our investments in tax credit entities as our earnings increase.

New Markets Tax Credits. The New Markets Tax Credit program is administered by the U.S. Department of the Treasury and designed to stimulate economic and community development and job creation in low-income communities, which includes certain census tracts within our market area. We participate in the New Markets Tax Credit program in two ways. First, we have organized First NBC Community Development Fund, LLC, or the Fund, as a majority-owned subsidiary of First NBC Bank. In 2011, the Fund applied for and received an allocation of $28 million under the program, which will generate $10.9 million in tax credit benefits. Under the terms of the program, the Fund must make a total of $28 million in qualified equity investments in our community to enable us to obtain the full allotment of tax credits, subject to certain limitations. At December 31, 2011, the Fund had made a total of $21.5 million in qualified equity investments, and we expect the Fund to make an additional $6.5 million in qualified equity investments during 2012. Under the New Markets Tax Credit program, we receive a credit in each of the first three years equal to 5% of each of the Fund’s qualified equity investments and a credit in each of the following four years equal to 6% of each of the Fund’s qualified equity investments. The tax credits are subject to recapture if less than substantially all of the Fund’s proceeds are used by the Fund to make qualified investments, if the Fund ceases to be a certified development entity, or if the Fund redeems its investment prior to the designated term set forth in the program. At December 31, 2011, none of the recapture events had occurred, and we are not aware of any event or circumstance that would likely result in a recapture event in the foreseeable future. In 2012, the Fund applied for and received an allocation of $40 million under the program, which will generate an additional $15.6 million in tax credit benefits.

In addition to our investment in the Fund, we are also a limited partner in a number of limited partnerships whose purpose is to invest in approved New Markets Tax Credit projects that are not associated with the Fund. At December 31, 2011, we had $33.4 million invested in limited partnerships affiliated with these projects. Tax benefits attributable to these partnerships totaled $7.9 million for the year ended December 31, 2011. At December 31, 2011, the amount of tax credits attributable to these partnerships remaining available to offset future taxable income was $41.8 million.

We maintain an equity interest in each entity from which we receive tax credits, which provides certain protective measures designed to ensure performance during the compliance period. Each equity interest is amortized over the compliance period, and upon completion of the compliance period, the interest is subject to exchange for a nominal amount.

Federal Historic Rehabilitation Tax Credits. We invest in a number of limited partnerships whose purpose is to invest in approved Federal Historic Rehabilitation Tax Credit projects, which are aimed at the restoration or preservation of historic buildings. At December 31, 2011, we had $7.2 million invested in limited partnerships affiliated with these projects. Tax benefits attributable to these partnerships totaled $2.2 million for the year ended December 31, 2011.

As a part of our investment in projects that generate Federal Historic Rehabilitation Tax Credits, we may receive state tax credits. Because of the manner in which financial institutions are taxed by the State of Louisiana, we cannot utilize these tax credits. As a result, we generate additional income on the sale of the state tax credits. We earned $951,000 from the sale of state tax credits associated with Federal Historic Rehabilitation Tax Credit projects during 2011.

We maintain an equity interest in each entity from which we receive tax credits, which provides certain protective measures designed to ensure performance during the compliance period. Each equity interest is amortized over the compliance period, as management believes any potential residual value in the real estate will have limited value.

Low Income Housing Tax Credits. We invest in a number of limited partnerships whose purpose is to invest in approved Low Income Housing Tax Credit projects, which are aimed at developing and maintaining affordable housing. At December 31, 2011, we had $26.6 million invested in limited partnerships affiliated with these projects. Tax benefits attributable to these partnerships totaled $2.8 million for the year ended December 31, 2011.

We maintain an equity interest in each entity from which we receive tax credits, which provides certain protective measures designed to ensure performance during the compliance period. Each equity interest is amortized over the compliance period, and upon completion of the compliance period, the interest is subject to exchange for a nominal amount.

Loans to Tax Credit Entities

In addition to our equity investments in tax credit-motivated projects, from time to time, we also make loans to the limited partnerships involved in the projects. In each case, the loan is unrelated to the generation or use of the tax credits associated with the project, underwritten according to our normal underwriting criteria and made on market terms. Moreover, because of the level of equity investment associated with each tax credit-motivated project, these loans generally carry loan-to-value ratios significantly lower than other similarly-situated real estate loans that we make that do not involve tax credits. Finally, the loans are repayable out of the cash flows from the underlying projects and are not tied to the tax credits. As of December 31, 2011, the balance of our loans to New Markets Tax Credit projects in which we maintained investments was $39.2 million, and the balance of our loans to Low Income Housing Tax Credit projects in which we maintained investments was $32.6 million. We had no long term loan commitments related to Federal Historic Rehabilitation Tax Credit projects in which we maintained investments at December 31, 2011. Because the loans have normal credit exposure and are made on market terms, they are included in “Loans” on our balance sheet.

Deposits

Deposits are our primary source of funds to support our earning assets. We offer traditional depository products, including checking, savings, money market and certificates of deposit with a variety of rates. We also offer sweep accounts, which are guaranteed through repurchase agreements, to our business and municipal customers. Deposits at First NBC Bank are insured by the FDIC up to statutory limits. We price our deposit products with a view to maximizing our share of each customer’s financial services business, and our loan pricing gives value to deposits from our loan customers.

Our deposit mix has changed substantially over our six year history. At inception, we relied almost exclusively on certificates of deposit, which require limited customer interaction or convenience in location, while our transactional account customer base and branch networks expanded. Since that time, we have built out a network of 31 deposit-taking branch offices, in addition to our full service main office, and attracted significant transaction account business through our relationship-based approach. As a result of our significant deposit growth in transaction accounts, which we define as demand, NOW and money market deposits, we have achieved a deposit mix between transaction accounts and certificates of deposit that is approximately equal.

Trust Services

We deliver a comprehensive suite of trust services through First NBC Bank. Enhancing and expanding our trust department is an important component of our strategic plan because trust and wealth management services can generate stable and recurring revenue and enhance banking customer loyalty, which can result in increased core deposits and greater cross-selling opportunities. Among other things, we serve as custodian for many large class action litigation settlements ranging from $75 million to $150 million. We also provide traditional trustee, custodial and escrow services for institutional and individual accounts, including corporate escrow accounts, serving as custodian for self-directed individual retirement accounts and other retirement accounts. In addition, we offer clients comprehensive investment management solutions whereby we manage all or a portion of a client’s investment portfolio on a discretionary basis. At this time, our investment management solutions are administrated through strategic or outsourced relationships. We may, in the future, provide those services directly. Finally, we provide retirement plan services, such as 401(k) programs, through a national vendor.

As of June 30, 2012, we had $125.7 million of trust assets under administration and 31 trust services accounts. At this time, our trust department does not generate significant earnings for our organization. We expect trust department asset growth and diversification to continue over the next several years, including through the possible acquisition of trust and other wealth management accounts from community banks seeking to exit this specialized, scale-dependent business, the opening of new trust offices and the hiring of established trust and wealth management professionals.

Investments

Due to the significant growth in our loan portfolio since inception, we manage our investment portfolio primarily for liquidity purposes, with a secondary focus on returns. We separate our portfolio into two categories: (1) short-term investments, including federal funds sold and 60 to 90 day commercial paper; and (2) investments with a two to four year duration (the current average is three years), all of which are classified as available-for-sale and can be used for pledging on public deposits, selling under repurchase agreements and meeting unforeseen liquidity needs. The latter category is invested in a variety of high-grade securities, including government agency securities, government guaranteed mortgage backed securities, highly rated corporate bonds and municipal securities. We regularly evaluate the composition of this category as changes occur with respect to the interest rate yield curve. Although we may sell investment securities from time to time to take advantage of changes in interest rate spreads, it is our policy not to sell investment securities unless we can reinvest the proceeds at a similar or higher spread, so as not to take gains to the detriment of future income.

The investment policy is reviewed annually by First NBC Bank’s Board of Directors. Overall investment goals are established by the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Asset/Liability Management Committee of First NBC Bank. The Board of Directors has delegated the responsibility of monitoring our investment activities to the Asset/Liability Management Committee of First NBC Bank. Day-to-day activities pertaining to the investment portfolio are conducted within our accounting department under the supervision of our Chief Financial Officer.

Enterprise Risk Management

We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our solid asset quality statistics. Risk management with respect to our lending philosophy focuses, among other things, on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting undertaken by experienced bank officers and credit policy personnel. Our risk mitigation techniques include quarterly loan reviews by an independent loan review team that reports directly to our Board of Directors and quarterly criticized asset action plans for those borrowers who display deteriorating financial conditions in order to monitor those relationships and implement corrective measures on a timely basis to minimize losses. In addition, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates and lower resulting valuations. The stress test focuses only on the cash flow and valuation of the properties and ignores the liquidity, net worth and cash flow of any guarantors related to the credits. We measure the results of these stress tests against metrics approved by our Board of Directors.

We also focus on risk management in numerous other areas throughout our organization, including with respect to asset/liability management, regulatory compliance and internal controls. We have implemented an extensive asset/liability management process, have our own interest rate risk model and validate the results of that model through the use of an independent model provided by a reputable third party. We utilize hedging techniques whenever our models indicate short term (net interest income) or long term (economic value of equity) risk to interest rate movements.

We are implementing management assessment and testing of internal controls consistent with the Sarbanes-Oxley Act and have engaged an experienced independent public accounting firm to assist us with respect to compliance. We have also engaged another experienced independent public accounting firm to review and assess our controls with respect to technology, as well as to perform penetration testing to assist us in managing the risks associated with information security.

Employees

As of June 30, 2012, we had approximately 418 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

Our main office is located at 210 Baronne Street in New Orleans, which was built in 1927 and housed the former First National Bank of Commerce in New Orleans until its sale to Bank One in 1998. In addition to our main office, we operate from 31 branch offices located in Orleans, Jefferson, Tangipahoa, St. Tammany, Livingston and Washington Parishes and a loan production office in Gulfport, Mississippi. We lease our main office and 14 of our branch offices, and we own the remainder of our offices. All of our banking offices are in free-standing permanent facilities, except for the Kenner and General De Gaulle banking offices. All of our banking offices are equipped with automated teller machines, and all of which provide for drive-up access, except for the main office.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis is intended to highlight and supplement data and information presented elsewhere in this prospectus, including the consolidated financial statements and related notes, and should be read in conjunction with the accompanying tables and our annual audited and quarterly unaudited financial statements. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of our future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.

General

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through First NBC Bank, the discussion and analysis relates to activities primarily conducted at the subsidiary level.

As a bank holding company that operates through one segment, community banking, we generate most of our revenue from interest on loans and investments, service charges, and gains on the sale of loans and securities. Our primary source of funding for our loans is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance through our net interest margin, return on average assets and return on average common equity, while maintaining appropriate regulatory leverage and risk-based capital ratios.

Restatement of Previously Issued Financial Statements and Internal Control Remediation Initiatives

After the issuance of our audited financial statements on April 30, 2012 for the year ended December 31, 2011, we decided to restate our previously issued 2011, 2010, and 2009 audited financial statements to properly reflect in the appropriate periods an amount related to our deferred income taxes that was originally recorded and presented as part of our 2011 results of operations. Since we decided to restate, we also recorded our final fair value adjustments associated with the Central Progressive Bank acquisition, other identified but previously unrecorded errors that were known when we issued our 2011 consolidated financial statements, and other amounts that we identified after April 30, 2012 while preparing our 2011 income tax return. The cumulative effect of recording all of these adjustments is not material to our previously reported 2010 or 2011 net income. Our 2009 net income was reduced 23.2%, compared to amounts previously reported. See note 2 to our consolidated financial statements for the years ended December 31, 2011 and 2010 included in this prospectus for additional information regarding the restatement.

As part of the restatement of our audited financial statements, we identified a material weakness in our internal control related to the accounting for the deferred taxes associated with certain of our tax credit investments. The material weakness in our internal control was the lack of a sufficient number of accounting employees with the appropriate technical skills and knowledge regarding tax credit investments. We have taken what we believe are the appropriate actions to address the weakness, including hiring additional accounting personnel with expertise in tax credits, using outside accountants and consultants to supplement our internal staff when necessary, and implementing additional internal control procedures. Our board of directors, in coordination with our audit committee, will continually assess the progress and sufficiency of these initiatives and make adjustments, as necessary.

Application of Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and with general practices within the financial services industry. Application of these principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under current circumstances. These assumptions form the basis for our judgments about the carrying values of assets and liabilities that are not readily available from independent, objective sources. We evaluate our estimates on an ongoing basis. Use of alternative assumptions may have resulted in significantly different estimates. Actual results may differ from these estimates.

We have identified the following accounting policies and estimates that, due to the difficult, subjective or complex judgments and assumptions inherent in those policies and estimates and the potential sensitivity of our financial statements to those judgments and assumptions, are critical to an understanding of our financial condition and results of operations. We believe that the judgments, estimates and assumptions used in the preparation of our financial statements are appropriate.

Allowance for Loan Losses. Management evaluates the adequacy of the allowance for credit losses each quarter based on changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry or customer-specific concentrations), trends in loan performance, regulatory guidance and economic factors. This evaluation is inherently subjective, as it requires the use of significant management estimates. Many factors can affect management’s estimates of inherent losses, including volatility of default probabilities, rating migrations, loss severity and economic and political conditions. The allowance is increased through provisions charged to operating earnings and reduced by net charge-offs.

We determine the amount of the allowance based on our assessment of inherent losses in the loan portfolio. The allowance recorded for commercial loans is based on reviews of individual credit relationships, an analysis of the migration of commercial loans and actual loss experience, together with qualitative factors as discussed for noncommercial loans. The allowance recorded for noncommercial loans is based on an analysis of loan mix, risk characteristics of the portfolio, delinquency and bankruptcy experiences and historical losses, adjusted for current trends, for each loan category or group of loans. The allowance for loan losses relating to impaired loans is based on the collateral for collateral-dependent loans or the discounted cash flows using the loan’s effective interest rate, if not collateral dependent.

Regardless of the extent of our analysis of customer performance, portfolio trends or risk management processes, certain inherent but undetected losses are probable within the loan portfolio. This is due to several factors, including inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions, the subjective nature of individual loan evaluations, collateral assessments, the interpretation of economic trends, and industry concentrations. Volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger, non-homogeneous credits and the sensitivity of assumptions utilized to establish allowances for homogenous groups of loans are among other factors. We estimate a range of loss factors related to the existence and severity of these exposures. The estimates are based upon our evaluation of risk associated with the commercial and consumer portfolios and the estimated impact of the current economic environment.

Fair Value Measurement. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in a principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, using assumptions market participants would use when pricing an asset or liability. An orderly transaction assumes exposure to the market for a customary period for marketing activities prior to the measurement date and not a forced liquidation or distressed sale. Fair value measurement and disclosure guidance provides a three-level hierarchy that prioritizes the inputs of valuation techniques used to measure fair value into three broad categories:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Observable inputs such as quoted prices for similar assets and liabilities in active markets, quoted prices for similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

Fair value may be recorded for certain assets and liabilities every reporting period on a recurring basis or under certain circumstances, on a non-recurring basis. The following represents significant fair value measurements included in the financial statements based on estimates.

We use interest rate derivative instruments to manage our interest rate risk. All derivative instruments are carried on the balance sheet at fair value. Fair values for over-the-counter interest rate contracts used to manage our interest rate risk are provided either by third-party dealers in the contracts or by quotes provided by independent pricing services. Information used by these third-party dealers or independent pricing services to determine fair values are considered significant other observable inputs. Credit risk is considered in determining the fair value of derivative instruments. Deterioration in the credit ratings of customers or dealers reduces the fair value of asset contracts. The reduction in fair value is recognized in earnings during the current period. Deterioration in our credit rating below investment grade would affect the fair value of our derivative liabilities. In the event of a credit down-grade, the fair value of our derivative liabilities would decrease.

The fair value of our securities portfolio is generally based on a single price for each financial instrument provided to us by a third-party pricing service determined by one or more of the following:

•	Quoted prices for similar, but not identical, assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates; and

•	Other inputs derived for or corroborated by observable market inputs.

The underlying methods used by the third-party services are considered in determining the primary inputs used to determine fair values. We evaluate the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers’ quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on this evaluation, we determined that the results represent prices that would be received to sell assets or paid to transfer liabilities in orderly transaction in the current market.

We evaluate impaired investment securities quarterly to determine if impairments are temporary or other-than-temporary. For impaired debt securities, management first determines whether it intends to sell or if it is more-likely than not that it will be required to sell the impaired securities. This determination considers current and forecasted liquidity requirements, regulatory and capital requirements and securities portfolio management. All impaired debt securities that we intend to sell or that we expect to be required to sell are considered other-than-temporarily impaired and the full impairment loss is recognized as a charge against earnings.

Tax Credits. We invest in tax credit-motivated projects, including those generating Low Income Housing, Federal Historic Rehabilitation and New Markets Tax Credits. Federal tax credits are recorded as an offset to the income tax provision in the year in which they are earned under federal income tax law. Low Income Housing Tax Credits are earned ratably over a period of 10 years, beginning at the issuance of a certificate of occupancy.

Federal Historic Rehabilitation Tax Credits are earned in the year that the certificate of occupancy is issued. New Markets Tax Credits are earned over a seven year period in the manner described below. The credits, if not used to reduce the income on our tax return in the year of origination, can be carried forward for 20 years. For certain of our investment structures for Federal Historic Rehabilitation and New Markets Tax Credits, we are required to reduce the tax basis of our investment in the entity used to earn the credit by the amount of the credit earned. Deferred taxes are provided in the year that the tax basis is reduced in accordance with ASC 740.

For Low Income Housing and Federal Historic Rehabilitation Tax Credits, we invest in a tax credit entity, usually a limited liability company, which owns the real estate. We receive a 99.9% nonvoting interest in the entity that must be retained during the compliance period for the credits (15 years for Low Income Housing credits and five years for Federal Historic Rehabilitation credits). In most cases, our interest in the entity is reduced from a 99.9% interest to a 10% to 25% interest at the end of the compliance period. Control of the tax credit entity rests in the 0.1% interest general partner, who has the power and authority to make decisions that impact economic performance of the project and is required to oversee and manage the project. Due to the lack of any voting, economic or managerial control, and due to the contractual reduction in the investment, we account for our investments by amortizing the investment beginning at the issuance of a certificate of occupancy of the project, over the compliance period, and ignore any potential residual value in the real estate.

New Markets Tax Credits are allocated to Community Development Entities, or CDEs. The CDE, in most cases, creates a special purpose subsidiary for the project through which the credits are allocated and through which the proceeds from the tax credit investor and a leverage lender, if applicable, flow through to the project, which in turn generate the credit. We participate in CDEs in two ways. First, we organized First NBC Community Development Fund, LLC, or the Fund, to become a CDE, and we serve as the tax credit investor in the Fund. When a project is funded through the Fund, we consolidate the Fund and its special purpose subsidiaries since we maintain control over these entities. Second, we are also a limited partner in a number of limited partnerships that invest in CDEs that are not associated with the Fund. We have no control of these CDEs, their special purpose subsidiaries or the qualifying project entity.

New Markets Tax Credits are calculated at 39% of the total project cost and earned and recognized at the rate of 5% for each of the first three years and 6% for each of the next four years. Federal tax law requires special terms benefitting the qualified project, which may include complete or partial debt forgiveness at the end of the seven-year term or below market rates. We expense the cost of any benefits provided to the project over the seven-year compliance period. When First NBC Bank also has the loan, commonly called a leverage loan, to the project, it is carried on our balance sheet as a loan as we have normal credit exposure to the project and are repaid at the end of the compliance period. In general, the leverage loan has no principal payments during the compliance period, but the bank requires that the borrowers fund a sinking fund over the compliance period to achieve the same risk reduction effect as if principal were being amortized.

For Low Income Housing, Federal Historic Rehabilitation and New Markets Tax Credit transactions when the bank is the CDE, we maintain the risk of credit recapture if the project fails to maintain compliance with applicable standards during the compliance period. These events, although rare, are accounted for when they occur, and no such events have occurred to date.

Income Tax Accounting. We estimate our income taxes for each period for which a statement of income is presented. This involves estimating our actual current tax exposure, as well as assessing temporary differences resulting from differing timing of recognition of expenses, income and tax credits for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We actively participate in tax credit generating investments and accrue any credits in excess of taxes owed for the life of the carryforward period or until offset by eligible income taxes. We must also assess the likelihood that any deferred tax assets will be recovered from future taxable income and, to the extent that recovery is not likely, a valuation allowance must be established. Significant management judgment is required in determining income tax expense and deferred tax assets and liabilities.

Stock-Based Compensation. We utilize a stock-based employee compensation plan, which provides for the issuance of stock options and restricted stock. We account for stock-based employee compensation in accordance with the fair value recognition provisions of ASC 718, Compensation – Stock Compensation. As a result, compensation cost for all share-based payments is based on the grant-date fair value estimated in accordance with ASC 718. Compensation cost is recognized as expense over the service period, which is generally the vesting period of the options and restricted stock. The expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur.

Goodwill and Other Intangibles. Goodwill and intangible assets that have indefinite useful lives are subject to an impairment test at least annually as of October 1, 2011, or more frequently if circumstances indicate their value may not be recoverable. Other identifiable intangible assets that are subject to amortization are amortized on a straight line basis over their estimated useful lives, ranging from two to 20 years. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable.

Acquisition Accounting. Acquisitions are accounted for under ASC 805, Business Combinations, which requires the use of the purchase method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. No allowance for loan losses related to the acquired loans is recorded on the acquisition date as the fair value of the loans acquired incorporates assumptions regarding credit risk. Loans acquired are recorded at fair value in accordance with the fair value methodology prescribed in ASC 820. In connection with the Central Progressive Bank transaction, we recorded the majority of the acquired loans that we retained at fair value in accordance with ASC 310-20 using a discounted cash flow method whereby contractual cash flows were discounted at a rate determined for the risk free rate at the date of acquisition, cost of funding, cost of servicing, credit risk and liquidity risk, all as viewed by a market participant. A small number of loans were determined to be credit impaired, as defined in ASC 310-30, and valued using current appraised values of the underlying collateral together with any other expected cash flows. The difference between the contractual acquired balance and the fair value was split between an accretable and nonaccretable portion, with the accretable portion representing the difference between the fair value and the expected cash flow of the loan. These loans will be assessed quarterly to determine any changes to the expected cash flows. Any favorable differences will result in a revision to the loan’s effective yield over its remaining estimated life. Unfavorable differences will result in an impairment provision. We considered the valuation of these loans to be level 3 input measurements under the fair value hierarchy. Identifiable intangible assets, including core deposit intangible assets, were recorded at fair value, and the consideration paid in excess of the net fair value of the acquired assets and liabilities resulted in the recognition of goodwill.

In accordance with ASC 805, estimated fair values are subject to adjustment up to one year after the acquisition date to the extent that additional information relative to closing date fair values becomes available. Material adjustments to acquisition date estimated fair values are recorded in the period in which the acquisition occurred, and as a result, previously reported results are subject to change. We have made certain adjustments to the estimated fair values of the assets and liabilities acquired in connection with the acquisition of Central Progressive Bank through June 30, 2012 as we have refined our estimate of fair values in the acquired loan portfolio based on our further review of future estimated cash flows, loan classifications, loan discounts, losses given default and underlying collateral values. As a result of this analysis during the subsequent periods, the fair value of the assets acquired from Central Progressive Bank was reduced by $610,000. For additional information, see note 3 to our consolidated financial statements for the years ended December 31, 2011 and 2010 included in this prospectus.

Recent Acquisitions

On November 18, 2011, we purchased substantially all of the assets, and assumed substantially all of the liabilities, of Central Progressive Bank from the FDIC, acting as receiver of the failed bank. In connection with the transaction, we sold nonperforming assets previously associated with Central Progressive Bank, carried at

$82.6 million by Central Progressive Bank, to unaffiliated third party purchasers for cash consideration. The third-party purchasers also assumed any liabilities and obligations arising under the transferred assets. The FDIC has paid or agreed to pay First NBC Bank approximately $62 million in connection with the Central Progressive Bank transaction, and the transaction did not involve any loss-sharing agreements. The final amount received is still subject to adjustment; however, we do not expect any remaining adjustments to be material.

As of and For the Six Months Ended June 30, 2012 and 2011

Performance Summary

Income available to common shareholders was $15.4 million for the six months ended June 30, 2012, as compared to $9.3 million for the same period in 2011, an increase of 64.9%. This performance resulted in basic earnings per share of $1.11 and $0.93 for the six month periods ended June 30, 2012 and 2011, respectively. Our return on average assets remained sound at 1.36% and 1.31%, as did our return on average common equity, which was 17.38% and 16.36%, respectively, over the same periods.

Net interest margin increased slightly to 3.42% for the six months ended June 30, 2012, compared to 3.40% for the same period in 2011. The increase was largely due to lower yield on the loan portfolio, offset by the lower cost of interest-bearing liabilities.

Our efficiency ratio was 64.37% for the six months ended June 30, 2012, compared to 62.44% for the same period in 2011. The ratio increased due to the acquisition of Central Progressive Bank in the fourth quarter of 2011 as the expected operational synergies had not been fully realized by June 30, 2012.

Our assets increased to $2.4 billion as of June 30, 2012 from $2.2 billion as of December 31, 2011, an increase of $213.0 million, or 9.6%. Net loans grew to $1.7 billion as of June 30, 2012 from $1.6 billion as of December 31, 2011, an increase of $81.3 million, or 5.0%. Deposits increased to $2.1 billion as of June 30, 2012 from $1.9 billion as of December 31, 2011, an increase of $178.5 million, or 9.4%. Total shareholders’ equity increased to $236.5 million as of June 30, 2012 from $221.9 million as of December 31, 2011, an increase of $14.6 million, or 6.6%.

Results of Operations

Net Interest Income

Net interest income, the primary contributor to our earnings, represents the difference between the income that we earn on our interest-earning assets and the cost to us of our interest-bearing liabilities. Our net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates that we earn or pay on them. Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as “volume changes.” It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as “rate changes.”

Net interest income increased to $36.1 million from $23.8 million for the six months ended June 30, 2012 and 2011, respectively, an increase of $12.2 million or 51.2%. The primary driver of the increase in net interest income was an increase in interest income to $51.1 million from $36.3 million for the six months ended June 30, 2012 versus 2011, primarily attributable to the significant growth in average interest-earning assets to $2.1 billion from $1.4 billion, partially offset by a reduction of approximately 32 basis points in our yield on interest-earning assets. Interest expense grew to $15.1 million from $12.4 million for the six months ended June 30, 2012 versus 2011, primarily as a result of an increase in average interest-bearing deposits to $1.8 billion from $1.2 billion. The expense was partially offset by the interest rate paid on these deposits, which decreased 37 basis points to 1.61% from 1.98%.

The following table presents, for the periods indicated, the distribution of average assets, liabilities and equity, interest income and resulting yields earned on average interest-earning assets, and interest expense and rates paid on average interest-bearing liabilities. Nonaccrual loans are included in the calculation of the average loan balances, and interest on nonaccrual loans is included only to the extent recognized on a cash basis.

	For the Six Months Ended June 30,
	2012			2011
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(dollars in thousands)
Assets:
Interest-earning assets:
Short term investments	$59,373	$70	0.24%	$64,650	$61	0.19%
Investment securities	344,017	4,029	2.35	162,055	1,910	2.38
Loans (including fee income)(1)	1,715,752	47,037	5.51	1,188,022	34,292	5.82

Total interest-earning assets	2,119,142	51,136	4.85	1,414,727	36,263	5.17
Less: Allowance for loan losses	(19,827)			(13,146)
Noninterest-earnings assets	207,558			129,553

Total assets	$2,306,873			$1,531,134

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Savings	$40,560	$114	0.56%	$14,487	$54	0.76%
Money market accounts	394,722	3,192	1.63	311,939	2,725	1.76
NOW accounts	278,616	1,589	1.15	139,227	733	1.06
Certificates of deposit under $100,000	454,491	3,785	1.67	307,972	3,361	2.20
Certificates of deposit of $100,000 or more	484,326	4,157	1.73	337,411	3,711	2.22
CDARS®	104,437	1,271	2.45	104,829	1,381	2.66

Total interest-bearing deposits	$1,757,152	$14,108	1.61	$1,215,865	$11,965	1.98
Fed funds purchased and repurchase agreements	31,628	236	1.50	24,582	197	1.61
Other borrowings	56,027	736	2.64	17,411	254	2.94

Total interest-bearing liabilities	$1,844,807	$15,080	1.64	$1,257,858	$12,416	1.99
Noninterest-bearing liabilities:
Noninterest-bearing deposits	215,367			124,600
Other liabilities	14,581			8,165

Total liabilities	$2,074,755			$1,390,623

Shareholders’ equity	232,118			140,511

Total liabilities and equity	$2,306,873			$1,531,134

Net interest income		$36,056			$23,847

Net interest spread(2)			3.21%			3.18%
Net interest margin(3)			3.42%			3.40%

(1)	Includes mortgage loans held for sale of $7,758 and $5,439, respectively.
(2)	Net interest spread is the average yield on interest-earning assets minus the average cost of interest-bearing liabilities.
(3)	Net interest margin is net interest income divided by average interest-earning assets.

The following table analyzes the dollar amount of change in interest income and interest expense with respect to the primary components of interest-earning assets and interest-bearing liabilities. The table shows the amount of the change in interest income or interest expense caused by either changes in outstanding balances or changes in interest rates. The effect of a change in balances is measured by applying the average rate during the first period to the balance (“volume”) change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the absolute value of the change due to volume and the change due to rate. Changes in interest income and expense resulting from the leap year day in 2012 have been allocated to the number of days column.

	For the Six Months Ended June 30,
	2012 vs. 2011
	Increase / (Decrease) Due to Change In
	Volume	Rate	Number of Days	Total
	(dollars in thousands)
Interest-earning assets:
Loans (including fee income)	$15,004	$(2,528)	$269	$12,745
Short term investments	(6)	15	0	9
Securities available-for-sale	2,134	(37)	22	2,119

Total increase (decrease) in interest income	$17,132	$(2,550)	$291	$14,873

Interest-bearing liabilities:
Savings deposits	$89	$(30)	$1	$60
Money market deposits	702	(254)	18	466
NOW accounts	738	111	8	857
Certificates of deposits	2,840	(2,137)	57	760
Borrowed funds	608	(93)	6	521

Total increase (decrease) in interest expense	4,977	(2,403)	90	2,664

Total increase (decrease) in net interest income	$12,155	$(147)	$201	$12,209

Provision for Loan Losses

We consider a number of factors in determining the required level of our loan reserves and the provision required to achieve the appropriate reserve level including loan growth, loan quality rating trends, nonperforming loan levels, delinquencies, industry concentrations and economic trends in our market of operation and throughout the nation. We routinely perform stress testing to assess the risk in our portfolio to changes in economic trends. The provision for loan losses represents our determination of the amount necessary to be charged against the current period’s earnings to maintain the allowance for loan losses at a level that is considered adequate in relation to the estimated losses inherent in the loan portfolio.

We recorded a $4.4 million provision for loan losses for the six months ended June 30, 2012, compared to $2.4 million for the six months ended June 30, 2011. This increase in the provision for loan losses is reflective of our increase in loans outstanding between the two periods, the increase in delinquencies between the periods, the estimated effects of current economic conditions in our primary market, including the volatility within the oil and gas sector, slight deterioration in real estate values in certain loans and the increase in nonperforming and internally risk-classified loans.

Noninterest Income

Noninterest income was $6.8 million for the six months ended June 30, 2012, compared with $1.7 million for the same period in 2011, representing an increase of $5.1 million, or 296.7%. The increase was primarily the result of increased service charges on our deposit accounts and a $1.8 million realized gain on investment securities compared to a $446,000 loss for the six months ended June 30, 2011. The following table presents the components of our noninterest income for the respective periods.

	For the Six Months Ended June 30,
	2012	2011
	(dollars in thousands)
Service charges and fees on deposit accounts	$1,385	$547
Investment securities gains/(losses), net	1,757	(446)
Community development entity fees earned	240	0
Gains (losses) on fixed assets, net	(4)	0
Gains on sales of loans, net	603	545
Gains on sales of other assets	240	0
Cash surrender value income on bank-owned life insurance	380	233
State tax credits earned	719	423
ATM fee income	841	167
Other	660	250

Total noninterest income	$6,821	$1,719

Service charges and fees on deposit accounts. We earn fees from our customers for deposit-related services, and these fees comprise a significant and predictable component of our noninterest income. These charges increased $838,000, or 153%, for the six months ended June 30, 2012, as compared to the same period in 2011, primarily as a result of the Central Progressive Bank acquisition, which had as many accounts (approximately 30,000) as we had prior to the acquisition. In addition, these acquired accounts generally have had higher activity and lower average balances, resulting in higher fee income.

Investment securities gains/losses. From time to time, we sell investment securities held as available-for-sale to fund loan demand, manage our asset/liability sensitivity or for other business purposes. Although we expect sales of investment securities to occur regularly as a part of our banking operations, gains or losses experienced on the sale of investment securities are less predictable than many of the other components of our noninterest income because the amount of realized gains or losses are impacted by a number of factors, including the nature of the security sold, the purpose of the sale, the interest rate environment and other market conditions. We recorded a net investment securities gain of $1.8 million for the six months ended June 30, 2012, compared to a net loss of $446,000 during the same period in 2011. The 2012 gain, which we elected to realize after considering reinvestment opportunities, was attributable to the decline in market interest rates due in part to the financial distress occurring in Europe. We elected to realize the loss in 2011 to take advantage of favorable reinvestment opportunities consistent with the management of our overall investment portfolio.

Community development entity fees earned. We earn management fees from First NBC Community Development Fund, LLC related to the Fund’s New Markets Tax Credit investments. These fees commenced in the second half of 2011 at the time of the Fund’s initial investments.

Gains on sales of loans. We have historically been an active participant in Small Business Administration loan programs as a preferred lender and typically sell the guaranteed portion of the loans that we originate. In 2012, as a result of the Central Progressive Bank acquisition, we added a loan officer with extensive experience in loan programs guaranteed by the U.S. Department of Agriculture. As a result, we generated gains on loan sales of $603,000 for the six month period ended June 30, 2012, compared to $545,000 in the same period in 2011, an increase of 10.8%. We believe that these government guaranteed loan programs are an important part of our service to the businesses in our communities and expect to continue expanding our efforts and income relating to these programs.

Cash surrender value income of bank-owned life insurance. We invest in bank-owned life insurance due to its attractive nontaxable return and protection against the loss of our key executives. As of June 30, 2012, we held $25.1 million in bank-owned life insurance. We record income based on the growth of the cash surrender value of these policies. Income attributable to bank-owned life insurance increased by $147,000, or 63%, for the six months ended June 30, 2012, as compared to the same period in 2011, primarily because of the purchase of an additional $10.0 million of bank-owned life insurance during the second half of 2011.

State tax credits earned. As part of our investment in projects that generate federal income tax credits, we may receive state income tax credits along with our federal credits. For the six months ended June 30, 2012, we earned state tax credits of $719,000, compared to $423,000 in the same period in 2011 due to a significant increase in the level of our tax credit investment activity. Although we cannot utilize state tax credits, we earn income on the sale of state tax credits. For additional discussion of tax credits, see “Business – Investment in Tax Credit Entities.”

ATM fee income. This category includes income generated by automated teller machines, or ATMs. We experienced a significant increase in fees from our ATMs following the Central Progressive Bank transaction, as Central Progressive Bank added a significant number of transaction accounts. In addition, we generated additional fee income from non-bank customers who utilized former Central Progressive Bank ATMs to conduct banking transactions.

Other. This category includes a variety of other income producing activities, including income generated from trust services, credit cards and wire transfers. We experienced an increase of $410,000 for the six months ended June 30, 2012, as compared to the same period in 2011, which included increases in all of these other income producing activities, attributable to increased customer activity resulting from our organic growth and the Central Progressive Bank transaction.

Noninterest Expense

Our noninterest expense consists primarily of salary and employee benefits, occupancy and other expenses related to our operation and expansion. Noninterest expense increased by $11.6 million, or 72.9%, for the six months ended June 30, 2012, as compared to the same period in 2011, primarily due to the Central Progressive Bank acquisition as well as our continued organic growth. The following table presents the components of our noninterest expense for the respective periods.

	For the Six Months Ended June 30,
	2012	2011
	(dollars in thousands)
Salaries and employee benefits	$10,826	$5,846
Occupancy and equipment expenses	4,793	2,920
Professional fees	1,917	1,330
Taxes, licenses and FDIC assessments	1,573	1,764
Tax credit investment amortization	2,462	1,230
Write-down of other real estate owned	229	135
Other	5,801	2,738

Total noninterest expense	$27,601	$15,963

Salaries and employee benefits. Salaries and employee benefits are the largest component of noninterest expense and include employee payroll expense as well as the cost of incentive compensation, benefit plans, health insurance and payroll taxes, all of which have been increasing since our inception as we have expanded our banking operations, branch network and transaction volumes. These expenses increased approximately $5.0 million, or 85.2%, for the six months ended June 30, 2012, as compared to the same period in 2011. We had 418 full-time equivalent employees at June 30, 2012, an increase of 76.0% from June 30, 2011. This increase includes 137 full-time equivalent employees added during the fourth quarter of 2011 in connection with our acquisition of Central Progressive Bank, in addition to personnel added throughout our organization to support our organic growth.

Occupancy and equipment expenses. Occupancy and equipment expenses, consisting primarily of rent and depreciation, were $4.8 million for the six months ended June 30, 2012, an increase of $1.9 million, or 64.2%, as compared to $2.9 million for the same period in 2011. These expenses increased due to the continued expansion of our branch network. We added 17 new branches during the fourth quarter of 2011 in connection with our acquisition of Central Progressive Bank. The level of our occupancy expenses is related to the number of branch offices that we maintain, and we expect that these expenses will increase as we continue to implement our strategic growth plan.

Professional fees. Professional fees include fees paid to external auditors, loan review professionals and other consultants, as well as legal services required to complete transactions and resolve legal matters on delinquent loans. These expenses totaled $1.9 million for the six months ended June 30, 2012, a $587,000, or 44.1%, increase compared to the same period in 2011. The increase in professional fees was attributable to the costs of the Central Progressive Bank acquisition, as well as the additional audit expense associated with our compliance with the internal control requirements of the FDIC Improvement Act of 1991, which include external auditor attestations for institutions with $1.0 billion or more in total assets. These requirements are similar to those required under the Sarbanes-Oxley Act with respect to internal controls.

Taxes, licenses and FDIC assessments. Our FDIC insurance premiums and assessments comprise the largest component of the expenses in this category. These fees and assessments decreased $191,000, or 10.8%, between the six months ended June 30, 2012 and the same period in 2011 due to changes in the manner in which FDIC-insured institutions calculate deposit insurance assessments, as mandated by the Dodd-Frank Act, partially offset by an increase in our assessment base.

Tax credit investment amortization. Tax credit investment amortization reflects our amortization of investments in entities that undertake projects that qualify for tax credits against federal income taxes. At this time, our investments are directed at tax credits issued under the New Markets, Federal Historic Rehabilitation and Low Income Housing Tax Credit programs. New Markets Tax Credits are earned at funding, while Federal Historic Rehabilitation Tax Credits and Low Income Housing Tax Credits are earned when certificates of occupancy for the subject properties are issued. We amortize investments related to New Markets Tax Credits and Low Income Housing Tax Credits over the minimum compliance period associated with the credit, and investments related to Federal Historic Rehabilitation Tax Credits over the period for which we retain ownership under the contracted terms. The following table presents the amortization of tax credit investments by type of credit for the respective periods.

	For the Six Months Ended June 30,
	2012	2011
	(dollars in thousands)
Low Income Housing	$950	$760
Federal Historic Rehabilitation	178	77
New Markets	1,334	393

Total tax credit amortization	$2,462	$1,230

The significant increase during the first six months of 2012 reflects the additional investment in New Markets Tax Credits made throughout 2011 and the timing of the completion of certain tax credit projects. For further discussion regarding tax credits see “Business – Investment in Tax Credit Entities.”

Other. These expenses include costs related to our information systems, advertising and marketing, insurance, customer service, communications, write-downs of other real estate, supplies and other operations. Other noninterest expense was $5.8 million for the six months ended June 30, 2012, a $3.1 million, or 111.9%, increase from the same period in 2011. The increase was primarily attributable to an increase in expenses in all categories proportional to our overall growth and an increase in transaction volume and number of customers resulting from the Central Progressive Bank acquisition.

Provision for Income Taxes

Our provision for income taxes varies due to the amount of income recognized for generally accepted accounting principles and tax purposes and as a result of the tax benefits derived from our investments in tax-advantaged securities and tax credit projects. As discussed in “Business – Investment in Tax Credit Entities,” we engage in material investments in entities that are designed to generate tax credits, which we utilize to reduce our current and future taxes. These credits are recognized when earned as a benefit in our provision for income taxes.

We recognized an interim income tax benefit of $4.9 million for the six months ended June 30, 2012, as compared to an income tax benefit of $2.7 million for the same period in 2011, resulting in estimated effective tax benefit of 45% and 38% for the years ended December 31, 2012 and 2011, respectively. The 7% increase in our estimated effective tax benefit is due primarily to increased tax credits expected to be earned in 2012 versus 2011.

The following table presents the amount of tax credits expected to be closed and earned in 2012, as compared to those earned during 2011.

	For the Years Ended December 31,
	2012	2011
	(dollars in thousands)
Low Income Housing	$4,631	$2,819
Federal Historic Rehabilitation	3,241	2,442
New Markets	12,129	7,881

Total tax credits	$20,001	$13,142

Also included in the estimated effective rate is the deferred tax impact of the requirement to reduce the tax basis of our Federal Historic Rehabilitation and New Markets Tax Credit investments in the period when the credit is earned. The tax effect of the basis reduction in 2012 is expected to approximate $4.0 million as compared to $3.1 million for the year ended December 31, 2011. The deferred tax impact of the basis adjustment reduces the tax credit benefit recognized in the income tax provision. In addition, our annual estimated effective tax rate is subject to revision in the quarter identified if we determine that an anticipated investment in a tax related project is not funded by December 31, 2012 or if a Certificate of Occupancy on a Low Income Housing or Federal Historic Rehabilitation Tax Credit project is not obtained by December 31, 2012. Our ability to continue to access new tax credits in the future will depend, among other factors, on federal and state tax policies, as well as the level of competition for future tax credits.

Financial Condition

Our assets increased to $2.4 billion as of June 30, 2012 from $2.2 billion as of December 31, 2011, an increase of $213.0 million, or 9.6%, as we continued to grow in the New Orleans market area. Our net loans grew to $1.7 billion from $1.6 billion over the same period, an increase of $81.3 million, or 5.0%. Our deposits increased to $2.1 billion from $1.9 billion over the same period, an increase of $178.5 million, or 9.4%. Total shareholders’ equity increased to $236.5 million from $221.9 million over the same six month period, an increase of $14.6 million, or 6.6%, primarily as a result of our retained earnings.

Loan Portfolio

Our primary source of income is interest on loans to small-and medium-sized businesses, real estate owners in our market area and private banking clients. Our loan portfolio consists primarily of commercial loans and real estate loans secured by commercial real estate properties located in our primary market area. Our loan portfolio represents the highest yielding component of our earning asset base.

The following table sets forth the amount of loans, by category, as of the respective periods.

	As of June 30, 2012		As of December 31, 2011
	Amount	Percent	Amount	Percent
	(dollars in thousands)

Construction	$150,163	8.6%	$194,295	11.7%
Commercial real estate	881,133	50.7	805,101	48.6
Consumer real estate	97,808	5.6	87,437	5.3
Commercial	561,688	32.5	540,827	32.6
Consumer	12,753	0.7	14,318	0.9
Other	32,869	1.9	15,132	0.9

Total loans	$1,736,414	100.0%	$1,657,110	100.0%

Over the six month period ended June 30, 2012, our loan portfolio increased by $79.3 million, or 4.8%. Our loan growth over this period was driven primarily by increases in the balances of our construction and commercial real estate loans due to attractive opportunities in our market. The relative composition of our loan portfolio did not materially change between December 31, 2011 and June 30, 2012.

The following table sets forth the contractual maturity ranges and the amount of such loans with fixed and variable rates in each maturity range.

	As of June 30, 2012
	Due Within One Year	After One but Within Five Years	After Five Years	Total
	(dollars in thousands)

Construction	$90,365	$52,796	$7,002	$150,163
Commercial real estate	181,183	631,857	68,093	881,133
Consumer real estate	34,317	44,177	19,314	97,808
Commercial	292,395	218,819	50,474	561,688
Consumer	3,851	8,295	607	12,753
Other	—	32,869	—	32,869

Total loans	$602,111	$988,813	$145,490	$1,736,414

Loans with fixed rates	$213,479	$547,570	$92,380	$853,429
Loans with variable rates	388,632	441,243	53,110	882,985

Total loans	$602,111	$988,813	$145,490	$1,736,414

Nonperforming Assets

Nonperforming assets consist of nonperforming loans, other real estate owned and other repossessed assets. Nonperforming loans consist of loans that are on nonaccrual status and restructured loans, which are loans on which we have granted a concession on the interest rate or original repayment terms due to financial difficulties of the borrower. Other real estate owned consists of real property acquired through foreclosure on the collateral underlying defaulted loans and includes in-substance foreclosures, which are loans for which the borrower has no equity in the collateral at market value and are therefore accounted for as if they had been foreclosed on. We initially record other real estate owned at the lower of carrying value or fair value, less estimated costs to sell the assets. Estimated losses that result from the ongoing periodic valuations of these assets are charged to earnings as noninterest expense in the period in which they are identified. We account for troubled debt restructurings in accordance with ASC 310, “Receivables.”

We generally place loans on nonaccrual status when they become 90 days past due, unless they are well secured and in the process of collection. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When a loan is placed on nonaccrual status, any interest previously accrued, but not collected, is reversed from income. Approximately $210,000 of gross interest income would have accrued if all loans on nonaccrual status had been current in accordance with their original terms for the six months ended June 30, 2012.

Once a foreclosure is completed, the loan is reclassified to other real estate owned until a sale date and title to the property is finalized. Once we own the property, it is maintained, marketed, rented and sold to repay the original loan. Historically, foreclosure trends have been low due to the seasoning of our portfolio. Any loans that are modified or extended are reviewed for classification as a restructured loan in accordance with regulatory guidelines. We complete a process that outlines the modification, the reasons for the proposed modification and documents the current status of the borrower.

The following table sets forth information regarding nonperforming assets as of the respective periods:

	As of June 30, 2012	As of December 31, 2011
	(dollars in thousands)

Nonaccrual loans	$7,397	$9,017
Restructured loans	3,153	1,403

Total nonperforming loans	10,550	10,420
Other real estate owned	6,996	7,991
Other assets owned	—	18

Total nonperforming assets	$17,546	$18,429

Accruing loans past due 90+ days	$6,026	$—

Nonperforming assets to loans, other real estate owned and other assets owned	1.01%	1.11%

Total nonperforming assets decreased $883,000, or 10 basis points as a percentage of total loans, other real estate owned and other assets owned, to $17.5 million as of June 30, 2012 from $18.4 million as of December 31, 2011. This decrease was primarily attributable to the sale during 2012 of $4.1 million in nonaccrual loans acquired from Central Progressive Bank, which remained on the balance sheet as of December 31, 2011. During the six months ended June 30, 2012, we experienced a $6.0 million increase in accruing loans past due more than 90 days resulting from one loan, which is secured by the borrower’s primary residence and has been brought current as of the date of this prospectus.

The following table sets forth the allocation of our nonaccrual loans among the various categories within our loan portfolio as of the respective periods.

	As of June 30, 2012	As of December 31, 2011
	(dollars in thousands)
Construction	$317	$2,244
Commercial real estate	3,063	3,463
Consumer real estate	2,332	1,739
Commercial	1,381	1,489
Consumer	304	82

Total	$7,397	$9,017

Potential problem loans are those loans that are not categorized as nonperforming loans, but where current information indicates that the borrower may not be able to comply with present loan repayment terms. We monitor past due status as an indicator of credit deterioration and potential problem loans. A loan is considered past due when the contractual principal or interest due in accordance with the terms of the loan agreement remains unpaid after the due date of the scheduled payment. To the extent that loans become past due, management assesses the potential for loss on such loans as it would with other problem loans and considers the effect of any potential loss in determining its provision for probable loan losses. Management also assesses alternatives to maximize collection of any past due loans, including, without limitation, restructuring loan terms, requiring additional loan guarantee(s) or collateral or other planned action. Additional information regarding past due loans as of June 30, 2012 is included in note 5 to our unaudited financial statements for the periods ended June 30, 2012 and 2011 included in this prospectus.

Allowance for Loan Losses

We maintain an allowance for loan losses that represents management’s best estimate of the loan losses and risks inherent in the loan portfolio. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. For additional discussion of our methodology, please refer to the section of this discussion and analysis titled, “Application of Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses.”

The allowance for loan losses is increased by provisions charged against earnings and reduced by net loan charge-offs. Loans are charged-off when we determine that collection has become unlikely. Recoveries are recorded only when cash payments are received.

The following table provides an analysis of the allowance for loan losses and net charge-offs for the respective periods.

	As of and For the Six Months Ended June 30, 2012	As of and For the Year Ended December 31, 2011
	(dollars in thousands)

Beginning balance	$18,122	$12,508

Charge-offs:
Construction	—	—
Commercial real estate	—	614
Consumer real estate	242	700
Commercial	365	864
Consumer	148	284

Total charge-offs	755	2,462

Recoveries:
Construction	6	—
Commercial real estate	1	—
Consumer real estate	—	9
Commercial	39	10
Consumer	20	47

Total recoveries	66	66

Net charge-offs	689	2,396
Provision for loan loss	4,435	8,010

Balance at end of period	$21,868	$18,122

Net charge-offs to average loans	0.04%	0.19%
Allowance for loan losses to total loans	1.26%	1.09%

The allowance for loan losses as a percentage of total loans increased to 1.26% as of June 30, 2012, compared to 1.09% as of December 31, 2011. The increase as a percentage of total loans was primarily attributable to the estimated effects of current economic conditions on our loan portfolio as a whole, increased exposure to real estate price volatility, and increases in nonacquired nonperforming loans and internally risk classified loans. Net charge-offs to average loans decreased on an annualized basis to 0.08% in the first half of 2012, compared to 0.19% during 2011, as a result of an increase in loans and a decrease in charge-offs.

Although we believe that we have established our allowance for loan losses in accordance with accounting principles generally accepted in the United States and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions will be subject to ongoing evaluations of the risks in our loan portfolio. If we experience economic declines or if asset quality deteriorates, material additional provisions could be required.

Our allowance for loan losses is allocated to loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. The following table sets forth the allocation of the total allowance for loan losses by loan type and sets forth the percentage of loans in each category to gross loans. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions.

	As of June 30, 2012		As of December 31, 2011
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(dollars in thousands)

Construction	$1,484	8.6%	$722	11.7%
Commercial real estate	12,127	50.7	9,871	48.6
Consumer real estate	1,483	5.6	1,519	5.3
Commercial	6,665	34.4	5,928	33.5
Consumer	109	0.7	82	0.9

Total	$21,868	100.0%	$18,122	100.0%

Securities

Our securities portfolio is used to make various term investments, maintain a source of liquidity and serve as collateral for certain types of deposits and borrowings. We manage our investment portfolio according to a written investment policy approved by our Board of Directors. Investment balances in our securities portfolio are subject to change over time based on our funding needs and interest rate risk management objectives. Our liquidity levels take into account anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting our anticipated funding needs.

Our securities portfolio consists primarily of U.S. government agency obligations, mortgage-backed securities and municipal securities, although we also hold corporate bonds and other debt securities, all with varying contractual maturities. However, these maturities do not necessarily represent the expected life of the securities as the securities may be called or paid down without penalty prior to their stated maturities, and our targeted duration for our investment portfolios is in the three to four year range. No investment in any of these securities exceeds any applicable limitation imposed by law or regulation. The Asset Liability Committee reviews the investment portfolio on an ongoing basis to ensure that the investments conform to our investment policy. All of our securities as of June 30, 2012 and December 31, 2011 were classified as Level 2 assets, as their fair value was estimated using pricing models or quoted prices of securities with similar characteristics.

Our investment portfolio consists entirely of “available-for-sale” securities. As a result, the carrying values of our investment securities are adjusted for unrealized gain or loss as a valuation allowance, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders’ equity.

The following table presents a summary of the amortized cost and estimated fair value of our investment portfolio, which is held entirely as available-for-sale.

	As of June 30, 2012			As of December 31, 2011
	Amortized Cost	Unrealized Gain/(Loss)	Estimated Fair Value	Amortized Cost	Unrealized Gain/(Loss)	Estimated Fair Value
	(dollars in thousands)

U.S. Treasury securities	$10,085	$2	$10,087	$—	$—	$—
U.S. government agency securities	38,692	126	38,818	56,640	17	56,657
Municipal securities	33,702	999	34,701	47,386	768	48,154
Mortgage-backed securities	130,592	2,579	133,171	165,162	2,586	167,748
Corporate bonds	42,123	614	42,737	44,401	(651)	43,750
Other debt securities	74,676	—	74,676	10,180	—	10,180

Total	$329,870	$4,320	$334,190	$323,769	$2,720	$326,489

All of our mortgage-backed securities are agency securities. We do not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in our investment portfolio. At June 30, 2012, our investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Our available-for-sale securities, carried at their fair market value, increased to $334.2 million at June 30, 2012 from $326.5 million at December 31, 2011, primarily funded by increases in deposits. As of June 30, 2012, investment securities having a carrying value of $144.9 million were pledged to secure public deposits, securities sold under agreements to repurchase and borrowings.

The following table sets forth the fair value, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our securities portfolio at June 30, 2012. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of June 30, 2012
	Due Within One Year		After One but Within Five Years		After Five but Within 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)

U.S. Treasury securities	$10,087	0.24%	$—	—%	$—	—%	$—	—%	$10,087	0.24%
U.S. government agency securities	27,143	0.18	—	—	—	—	11,675	2.87	38,818	0.99
Municipal securities	5,313	1.07	3,237	1.69	15,997	4.03	10,154	5.26	34,701	3.72
Mortgage-backed securities	25,000	2.92	102,503	2.64	5,641	2.47	27	2.14	133,171	2.69
Corporate bonds	—	—	8,867	2.17	29,017	3.40	4,853	4.00	42,737	3.22
Other debt securities	74,676	3.60	—	—	—	—	—	—	74,676	3.60

Total	$142,219	2.50%	$114,607	2.58%	$50,655	3.49%	$26,709	3.97%	$334,190	2.79%

Cash Surrender Value of Bank-Owned Life Insurance

We maintain investments of $25.1 million in bank-owned life insurance products due to its attractive risk-adjusted returns and protection against the loss of key executives. Our tax equivalent yield on these products for the six months ended June 30, 2012 was 4.68%, on an annualized basis, compared to 5.15% for the year ended December 31, 2011.

Deferred Tax Asset

We have a net deferred tax asset of $12.2 million as of June 30, 2012, which relates primarily to our net operating loss carryforward and unused tax credits, offset by loan costs deferred for financial reporting purposes and the difference in the book and tax loan loss provision. We test the recoverability of our deferred tax asset annually, and the current level of taxable income provides for the ultimate realization of the carrying value of these deferred tax assets.

Deposits

Deposits are our primary source of funds to support our earning assets. The growth of our deposit base since inception is largely attributable to the organic expansion of our commercial and retail customer base in the market that we serve, supplemented by approximately $344.8 million in deposits acquired from Central Progressive Bank in November 2011. Our deposit composition remained generally stable over the six month period ended June 30, 2012. The table below presents our deposit composition at the respective dates.

	As of June 30, 2012		As of December 31, 2011
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Noninterest-bearing demand	$236,543	11.4%	$221,423	11.6%
NOW accounts	320,341	15.3	258,073	13.6
Money market accounts	397,252	19.1	398,838	21.0
Savings	41,241	2.0	40,380	2.1

Total transaction deposits	995,377	47.8	918,714	48.3

Certificates of deposit under $100,000	448,412	21.6	442,984	23.3
Certificates of deposit of $100,000 or more	519,210	25.0	449,093	23.6
CDARS®	117,549	5.6	91,219	4.8

Total certificates of deposit	1,085,171	52.2	983,296	51.7

Total deposits	$2,080,548	100.0%	$1,902,010	100.0%

The following table presents the remaining maturities of our certificates of deposit as of June 30, 2012.

	As of June 30, 2012
	Less than $100,000	$100,000 or Greater	CDARS®	Total
	(dollars in thousands)
Three months or less	$91,124	$85,987	$61,107	$238,218
Over three months to six months	72,145	79,153	52,584	203,882
Over six months to twelve months	2,197	2,758	—	4,955
Over twelve months	282,946	351,312	3,858	638,116

Total	$448,412	$519,210	$117,549	$1,085,171

Borrowings

Although deposits are the primary source of funds for our lending, investment activities and general business purposes, as an alternative source of liquidity, we may obtain advances from the Federal Home Loan Bank of Dallas, sell investment securities subject to our obligation to repurchase them, purchase Federal funds, and engage in overnight borrowings from the Federal Home Loan Bank or our correspondent banks. We had no short-term borrowings outstanding from the Federal Home Loan Bank at either June 30, 2012 or December 31, 2011.

Our only material long term borrowings as of June 30, 2012 consisted of four-year term debt that we issued in connection with our asset/liability management as a hedge against rising interest rates. We issued $15.0 million in debt in 2010 and $40.0 million in 2011. Interest with respect to the debt issuances is tied to the London Interbank Offered Rate, or LIBOR.

Liquidity and Capital Resources

Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. Management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and intermediate-term demands.

We evaluate liquidity both at the parent company level and at the bank level. Because First NBC Bank represents our only material asset, other than cash, our primary source of funds at the parent company level are cash on hand, dividends paid to us from First NBC Bank and the net proceeds of our capital offerings. At this time, our primary liquidity needs at the parent company level relate to the payments due on our Series D preferred stock, which was issued to the Department of the Treasury under the Small Business Lending Program, and parent company operating expenses. During 2011, parent company obligations totaled approximately $2.0 million. We believe that our cash on hand at the parent company level, coupled with the dividend paying capacity of First NBC Bank, are adequate to fund the foreseeable parent company obligations. For additional information regarding the limitations on the bank’s ability to pay dividends, see “Supervision and Regulation – Dividends.”

Our primary sources of funds at First NBC Bank are deposits, short and long-term funding from the Federal Home Loan Bank or other financial institutions, and principal and interest payments on loans and securities. While maturities and scheduled payments on loans and securities provide an indication of the timing of the receipt of funds, other sources of funds such as loan prepayments and deposit inflows are less predictable as they depend on the effects of changes in interest rates, economic conditions and competition. Our primary investing activities are the origination of loans and the purchase of investment securities. For additional information regarding our operating, investing and financing cash flows, see “Consolidated Financial Statements – Consolidated Statement of Cash Flows.” If necessary, First NBC Bank has the ability to raise liquidity through additional collateralized borrowings, FHLB advances or the sale of its available-for-sale investment portfolio.

Investing activities are funded primarily by net deposit inflows, principal repayments on loans and securities, and borrowed funds. Gross loans increased to $1.7 billion as of June 30, 2012, an increase of $85.1 million since December 31, 2011. At June 30, 2012, First NBC Bank had commitments to make loans of approximately $31.2 million and un-advanced lines and loans of approximately $265.9 million. We anticipate that First NBC Bank will have sufficient funds available to meet its current loan originations and other commitments.

At June 30, 2012, total deposits were approximately $2.1 billion, of which approximately $519.2 million were in certificates of deposit of $100,000 or more. Certificates of deposit scheduled to mature in one year or less as of June 30, 2012 totaled approximately $447.1 million while certificates of deposit of $100,000 or more with a maturity of one year or less totaled approximately $167.9 million.

In general, we monitor and manage our liquidity on a regular basis by maintaining appropriate levels of liquid assets so that funds are available when needed. Excess liquidity is invested in overnight federal funds sold and other short-term investments. As a member of the Federal Home Loan Bank of Dallas, we have access to approximately $289.2 million of available lines of credit secured by qualifying collateral. In addition, we maintain $75.0 million in lines of credit with our correspondent banks to support our liquidity. We had no borrowings outstanding as of June 30, 2012, and none of the lines of credit were utilized during the first half of 2012.

Shareholders’ Equity

As of June 30, 2012, shareholders’ equity was $236.5 million, or 9.7% of total assets, compared with $221.9 million, or 10.0% of total assets, as of December 31, 2011. The increase in shareholders’ equity for the six months ended June 30, 2012 of $14.6 million was due primarily to our net income of $15.7 million. For additional information regarding the composition of our shareholders’ equity, see “Capitalization.”

Regulatory Capital

Together with First NBC Bank, we are subject to various regulatory capital requirements administered by the federal banking agencies. These requirements are discussed in greater detail in the section of this prospectus titled “Supervision and Regulation – Regulatory Capital Requirements.” As of June 30, 2012, First NBC Bank Holding Company and First NBC Bank were in compliance with all applicable regulatory capital requirements, and First NBC Bank was classified as “well capitalized,” for purposes of the FDIC’s prompt corrective action regulations. “Well capitalized” is the highest capital classification for FDIC-insured financial institutions in the United States. To be categorized as “well capitalized,” First NBC Bank must maintain minimum total risk-based, tier 1 risk-based and tier 1 leverage ratios of 10%, 6% and 5%, respectively. The principal component of our tier 1 capital is our shareholders’ equity, including our Series D preferred stock, which was issued to the Department of the Treasury under our participation of the Small Business Lending Fund. Our tier 1 capital also includes minority interests in consolidated subsidiaries, but excludes unrealized gains and losses on available-for-sale securities and goodwill, as well as certain other disallowed intangible assets. Our tier 2 capital consists of our allowance for loan losses. As we employ our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain “well capitalized” under the applicable regulatory guidelines and in compliance with all regulatory capital standards applicable to us.

The following table presents the actual capital amounts and regulatory capital ratios for First NBC Bank as of the respective periods.

	As of June 30, 2012		To Be Categorized as “Well Capitalized” Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
First NBC Bank Holding Company
Leverage	$232,615	9.79%	N/A	N/A
Tier 1 risk-based	232,615	11.92	N/A	N/A
Total risk-based	254,596	13.04	N/A	N/A

First NBC Bank
Leverage	$228,148	9.61%	$118,720	5.00%
Tier 1 risk-based	228,148	11.70	117,011	6.00
Total risk-based	250,129	12.83	195,018	10.00

Asset/Liability Management

Our asset/liability management policy provides us with guidelines for effective funds management and we have established a measurement system for monitoring our net interest rate sensitivity position. We seek to maintain a sensitivity position within established guidelines.

As a financial institution, the primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the assets and liabilities, other than those which have a short term to maturity. Because of the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Interest rate risk is the potential of economic loss due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. We recognize that certain risks are inherent and that the goal is to identify and understand the risks.

We actively manage our exposure to adverse changes in interest rates through asset and liability management activities within guidelines established by our asset/liability management committee. The committee, which is composed primarily of senior officers and directors of First NBC Bank and First NBC Bank Holding Company, has the responsibility for ensuring compliance with asset/liability management policies. Interest rate risk is the exposure to adverse changes in net interest income as a result of market fluctuations in interest rates. On a regular basis, the committee monitors interest rate and liquidity risk in order to implement appropriate funding and balance sheet strategies.

We utilize a net interest income simulation model to analyze net interest income sensitivity. Potential changes in market interest rates and their subsequent effects on net interest income are then evaluated. The model projects the effect of instantaneous movements in interest rates. Decreases in interest rates apply primarily to long-term rates, as short-term rates are not modeled to decrease below zero. Assumptions based on the historical behavior of our deposit rates and balances in relation to changes in interest rates are also incorporated into the model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model’s simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

Our interest sensitivity profile was somewhat asset sensitive as of June 30, 2012, though our base net interest income would increase in the case of either an interest rate increase or decrease. Hedging instruments utilized by First NBC Bank, which consist primarily of interest rate swaps and options, protect the bank in a rising interest rate environment by providing long term funding costs at a fixed interest rate to allow us to continue to fund our projected loan growth. In addition, the bank utilizes interest rate floors in loan pricing to manage interest rate risk in a declining rate environment.

The following table sets forth the net interest income simulation analysis as of June 30, 2012.

% Change in
Interest Rate Scenario	Net Interest Income
+300 basis points	17.4%
+200 basis points	13.8%
+100 basis points	8.2%
Base	0.0%
-100 basis points	5.5%

We also manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. An important measure of interest rate risk is the relationship of the repricing period of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we have. From time to time, we may use instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts to reduce interest rate risk. As of June 30, 2012, we had hedging instruments in the notional amount of $115.0 million and with a fair value of a $5.8 million net liability.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. A measurement of interest rate risk is performed by analyzing the maturity and repricing relationships between interest earning assets and interest bearing liabilities at specific points in time (gap). Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. An institution is considered to be asset sensitive, or having a positive gap, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, an institution is considered to be liability sensitive, or having a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to increase net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely.

The following table sets forth our interest rate gap analysis as of June 30, 2012:

	Volumes Subject to Repricing Within
	1-3 Months	4-6 Months	7-12 Months	1-2 Years	2-3 Years	3-5 Years	5-10 Years	Over 10 Years	Total Balance
	(dollars in thousands)
Interest-earning assets:
Mortgages held-for-sale	$101,015	$—	$—	$—	$—	$—	$—	$—	$101,015
Loans	103,764	21,036	63,053	22,471	14,378	31,268	62,239	11,661	329,870
Securities	990,582	79,343	94,084	147,229	115,653	224,246	55,721	39,281	1,746,139
Other interest-earning assets	911	—	—	—	—	—	—	600	1,511

Total interest-earning assets	1,196,272	100,379	157,137	169,700	130,031	255,514	117,960	51,542	2,178,535
Interest-bearing liabilities:
Transaction accounts	759,359	—	—	—	—	—	—	239,107	998,466
Certificates of deposit	242,035	172,717	248,555	165,785	165,243	85,313	1,461	4,855	1,085,964
Long-term borrowings	55,000	—	—	—	—	—	—	—	55,000
Repurchase agreements	27,662	—	—	—	—	—	—	—	27,662

Total interest-bearing liabilities	1,084,056	172,717	248,555	165,785	165,243	85,313	1,461	243,962	2,167,092

Interest rate sensitivity gap	$112,216	$(72,338)	$(91,418)	$3,915	$(35,212)	$170,201	$116,499	$(192,420)	$11,443

Cumulative interest rate sensitivity gap	$112,216	$39,878	$(51,540)	$(47,625)	$(82,837)	$(87,364)	$(203,663)	$11,443

Cumulative interest rate sensitive assets to rate sensitive liabilities	110.4%	103.2%	96.6%	97.2%	95.5%	104.5%	110.6%	100.5%
Cumulative gap as a percent of total interest-earning assets	5.2%	1.8%	(2.4%)	(2.2%)	(3.8%)	4.0%	9.3%	0.5%
Certain shortcomings are inherent in the method of analysis presented in the gap table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. More importantly, changes in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in the calculations in the table. As a result of these shortcomings, we focus more on a net interest income simulation model than on gap analysis. Although the gap analysis reflects a ratio of cumulative gap to total earning assets within acceptable limits, the net interest income simulation model is considered by management to be more informative in forecasting future income at risk.

We face the risk that borrowers might repay their loans sooner than the contractual maturity. If interest rates fall, the borrower might repay their loan, forcing us to reinvest in a potentially lower yielding asset. This prepayment would have the effect of lowering the overall portfolio yield which may result in lower net interest income. We have assumed that these loans will prepay, if the borrower has sufficient incentive to do so, using prepayment tables provided by third party consultants. In addition, some of our assets, such as mortgage-backed securities or purchased loans, are held at a premium, and if these assets prepaid, we would have to write down the premium, which would temporarily reduce the yield. Conversely, as interest rates rise, our borrowers might prepay their loans more slowly, which would leave us with lower yielding assets as interest rates rise.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with accounting principles generally accepted in the United States. These transactions include commitments to extend credit in the ordinary course of business to approved customers.

Generally, loan commitments have been granted on a temporary basis for working capital or commercial real estate financing requirements or may be reflective of loans in various stages of funding. These commitments are recorded on our financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments include unused commitments for open end lines secured by one to four family residential properties and commercial properties, commitments to fund loans secured by commercial real estate, construction loans, business lines of credit and other unused commitments.

Standby letters of credit are written conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer.

We minimize our exposure to loss under loan commitments and standby letters of credit by subjecting them to credit approval and monitoring procedures. The effect on our revenues, expenses, cash flows and liquidity of the unused portions of these commitments cannot be reasonably predicted because there is no guarantee that the lines of credit will be used. The following is a summary of the total notional amount of loan commitments and standby letters of credit outstanding as of the respective periods.

	As of June 30, 2012	As of December 31, 2011
	(dollars in thousands)
Standby letters of credit	$76,838	$74,811
Unused loan commitments	189,079	183,758

Total	$265,917	$258,569

As of and For the Years Ended December 31, 2011, 2010 and 2009

Performance Summary

Income available to common shareholders was $18.1 million for the year ended December 31, 2011, as compared to $8.9 million and $3.4 million for 2010 and 2009, respectively. This performance resulted in basic earnings per share of $1.55 for the year ended December 31, 2011, an increase of 36.0% over our earnings per share of $1.14 for 2010, which was an increase of 119.2% over our earnings per share of $0.52 for 2009. The increases in net income and earnings per share over the respective periods were primarily the result of the continued implementation of our growth strategy in the New Orleans market area.

Our return on average assets was 1.17% for 2011, as compared to 0.79% in 2010 and 0.45% in 2009, and our return on average common equity was 14.28% for 2011, as compared to 11.42% and 6.11% for 2010 and 2009, respectively. The increase in both ratios was due primarily to the increased net interest income resulting from loan growth, as well as our ability to enhance operating leverage as we scaled our organization.

Our net interest margin was 3.44% for 2011, as compared to 3.09% in 2010 and 2.67% in 2009. The expansion of our net interest margin was achieved by maintaining our yield on loans over the three year period, while lowering our cost of interest-bearing deposits by 92 basis points over the same period. Our efficiency ratio was 61.86% during 2011, as compared to 62.57% in 2010 and 73.96% in 2009. Our improved efficiency ratio is a result of our increased operating leverage as we continued to grow our franchise into its existing platform.

Our total assets increased $756.5 million, or 51.8%, to $2.2 billion as of December 31, 2011, compared to $1.5 billion as of December 31, 2010. Total assets increased $383.1 million, or 35.6%, to $1.5 billion as of December 31, 2010, compared to $1.1 billion as of December 31, 2009. Our net loans increased $539.0 million, or 49.0%, to $1.6 billion as of December 31, 2011, compared to $1.1 billion as of December 31, 2010. Net loans increased $259.3 million, or 30.9%, to $1.1 billion as of December 31, 2010, compared to $840.6 million as of December 31, 2009. Total shareholders’ equity increased $92.5 million, or 71.5%, to $221.9 million as of December 31, 2011, compared to $129.4 million as of December 31, 2010. Total shareholders’ equity increased $40.0 million, or 44.7%, to $129.4 million as of December 31, 2010, compared to $89.4 million as of December 31, 2009.

Results of Operations

Net Interest Income

2011 vs 2010. Net interest income increased to $52.6 million for the year ended December 31, 2011 from $36.4 million for the year ended December 31, 2010, an increase of $16.3 million, or 44.8%. The primary driver was an increase in interest income to $79.0 million from $60.7 million for the year ended December 31, 2011 versus 2010, which was the result of the significant growth in average interest-earning assets to $1.5 billion from $1.2 billion. Interest expense grew to $26.4 million from $24.3 million for the year ended December 31, 2011 versus 2010, primarily as a result of an increase in average interest-bearing deposits to $1.3 billion from $1.1 billion. The increase in expense was partially offset by the interest rate paid on these deposits, which decreased 32 basis points to 1.96% from 2.28%. The decrease in rates paid reflects the expansion of our service capabilities and growth in our customer base, which allowed us to continue transitioning our deposit mix from higher cost certificates of deposit into lower cost transaction accounts, which increased to 48.3% of total deposits in 2011 from 43.1% in 2010.

2010 vs 2009. Net interest income increased to $36.4 million for the year ended December 31, 2011 from $23.3 million for the year ended December 31, 2009, an increase of $13.1 million or 56.3%. The primary driver was an increase in interest income to $60.7 million from $45.2 million for the year ended December 31, 2010 versus 2009, which was the result of the significant growth in average interest-earning assets to $1.2 billion from

$871.7 million. Interest expense grew to $24.3 million from $21.9 million for the year ended December 31, 2010 versus 2009, primarily as a result of an increase in average interest-bearing deposits to $1.1 billion from $753.7 million. The increase in expense was partially offset by the interest rate paid on these deposits, which decreased 60 basis points to 2.28% from 2.88%. The decrease in rates paid reflects our efforts to transition our deposit mix from the higher cost certificates of deposit that we used to fund our early growth, which decreased to 56.9% of total deposits in 2011 from 65.6% in 2010.

The following table presents, for the periods indicated, the distribution of average assets, liabilities and equity, interest income and resulting yields earned on average interest-earning assets, and interest expense and rates paid on average interest-bearing liabilities. Nonaccrual loans are included in the calculation of the average loan balances, and interest on nonaccrual loans is included only to the extent recognized on a cash basis.

	For the Years Ended December 31,
	2011			2010			2009
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
				(dollars in thousands)
Assets:
Interest-earning assets:
Short term investments	$81,485	$168	0.21%	$49,609	$97	0.19%	$53,785	$106	0.20%
Investment securities	192,581	4,076	2.12	162,767	3,632	2.23	103,900	3,193	3.07
Loans (including fee income)	1,254,201	74,770	5.96	963,551	56,962	5.91	714,028	41,893	5.87

Total interest-earning assets	1,528,267	79,014	5.17	1,175,927	60,691	5.16	871,713	45,192	5.18
Less: Allowance for loan losses	(14,090)			(9,782)			(6,504)
Noninterest-earning assets	141,945			102,256			66,527

Total assets	$1,656,122			$1,268,401			$931,736

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Savings	$14,937	$121	0.81%	$13,409	$124	0.92%	$14,652	$156	1.06%
Money market accounts	331,188	5,807	1.75	265,642	5,705	2.15	132,813	3,252	2.45
NOW accounts	155,435	1,696	1.09	96,885	1.151	1.19	44,582	507	1.14
Certificates of deposit under $100,000	314,386	6,931	2.20	280,066	6,974	2.49	223,037	7,453	3.34
Certificates of deposit of $100,000 or more	348,583	7,654	2.20	290,392	7,210	2.48	211,736	7,102	3.35
CDARS®	103,409	2,676	2.59	115,386	2,992	2.59	126,873	3,233	2.55

Total interest-bearing deposits	$1,267,938	$24,885	1.96	$1,061,780	$24,156	2.28	$753,693	$21,703	2.88
Fed funds purchased and repurchase agreements	29,027	448	1.54	8,416	105	1.25	20,371	137	0.67
Other borrowings	37,340	1,034	2.77	3,900	67	1.71	9,497	85	0.89

Total interest-bearing liabilities	1,334,305	26,367	1.98	1,074,096	24,328	2.26	783,561	21,925	2.80
Noninterest-bearing liabilities:
Noninterest-bearing deposits	133,204			77,194			58,523
Other liabilities	15,781			10,967			6,903

Total liabilities	1,483,290			1,162,257			848,987

Shareholders’ equity	172,832			106,144			82,749

Total liabilities and equity	$1,656,122			$1,268,401			$931,736

Net interest income		$52,647			$36,363			$23,267

Net interest spread(1)			3.19%			2.90%			2.39%
Net interest margin(2)			3.44%			3.09%			2.67%

(1)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(2)	Net interest margin is net interest income divided by average interest-earning assets.

The following table analyzes the dollar amount of change in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table shows the amount of the change in interest income or interest expense caused by either changes in outstanding balances or changes in interest rates. The effect of a change in balances is measured by applying the average rate during the first period to the balance (“volume”) change between the two periods. The effect of changes in rate is measured by applying the change in rate between the two periods to the average volume during the first period. Changes attributable to both rate and volume that cannot be segregated have been allocated proportionately to the absolute value of the change due to volume and the change due to rate.

	For the Years Ended December 31,
	2011 Over 2010			2010 Over 2009
	Increase / (Decrease) Due to Change In			Increase / (Decrease) Due to Change In
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Interest-earning assets:
Loans (including fee income)	$17,187	$621	$17,808	$14,643	$426	$15,069
Short term investments	63	8	71	(8)	(1)	(9)
Securities available for sale	656	(212)	444	1,556	(1,117)	439

Total interest income	$17,906	$417	$18,323	$16,191	$(692)	$15,499

Interest-bearing liabilities:
Savings deposits	$13	$(16)	$(3)	$(12)	$(20)	$(32)
Money market deposits	1,270	(1,168)	102	3,165	(713)	2,452
NOW accounts	684	(140)	544	597	47	644
Certificates of deposit	1,862	(1,777)	85	3,559	(4,170)	(611)
Borrowed funds	948	363	1,311	(158)	108	(50)

Total interest expense	$4,777	$(2,738)	$2,039	$7,151	$(4,748)	$2,403

Net interest income	$13,129	$3,155	$16,284	$9,040	$4,056	$13,096

Provision for Loan Losses

Our provision for loan losses was $8.0 million in 2011, $5.5 million in 2010, and $2.5 million in 2009, which represented increases of 45.3% from 2010 to 2011 and 123.6% from 2009 to 2010. The increases in provision for loan losses were attributable to the continued growth in our loan portfolio over the three year period and the estimated effects of current economic conditions in our primary market, including the volatility within the oil and gas sector. Allowance for loan losses to total loans increased from 0.93% to 1.09% over the same time period.

Noninterest Income

Noninterest income was $6.0 million in 2011, compared with $5.6 million in 2010 and $2.7 million in 2009, representing an increase of approximately 5.4% in 2011 and an increase of approximately 111.3% in 2010. Although we experienced material growth in substantially all components of noninterest income, the increase in noninterest income in 2010 was materially impacted by a $1.8 million increase in our net investment securities gains. Excluding net investment securities gains, we experienced an increase in noninterest income of approximately 51.8% during 2011 and 45.5% during 2010. The following table presents the components of our noninterest income for the respective periods.

	For the Years Ended December 31,
	2011	2010	2009
	(dollars in thousands)
Service charges on deposit accounts	$1,576	$1,167	$951
Investment securities gains, net	485	2,047	198
Community development entity fees earned	670	—	—
Gains (losses) on fixed assets, net	(147)	1	(7)
Gains on sales of loans, net	780	419	124
Cash surrender value income on bank-owned life insurance	621	526	484
State tax credits earned	951	890	500
ATM fee income	500	232	157
Other	515	365	266

Total noninterest income	$5,951	$5,647	$2,673

Service charges on deposit accounts. We earn fees from our customers for deposit-related services, and these fees comprise a significant and predictable component of our noninterest income. These charges increased $409,000, or 35.0%, in 2011 and $216,000, or 22.8%, in 2010. These fees increased over the periods shown as transaction volume increased with our growth. Income from service charges in 2011 was further impacted by the acquisition of Central Progressive Bank, which was completed in November 2011.

Investment securities gain. We utilize our investment portfolio primarily for liquidity purposes and, from time to time, sell investment securities to fund loan demand, manage asset/liability sensitivity or for other business purposes. Gains or losses experienced on the sale of investment securities, while expected to occur regularly, is less predictable than other components of our noninterest income due to a number of factors, including the nature of the security sold, the purpose of the sale, the interest rate environment and other market conditions. The large gains that we realized in 2010 reflected the impact of the European sovereign debt crisis, which drove U.S. Treasuries to very low rates. We took advantage of the interest rate environment to realize $2.0 million of gains and reinvested the proceeds in municipal and corporate securities for which spreads had widened.

Community development entity fees earned. We earn management fees from First NBC Community Development Fund, LLC related to the Fund’s New Markets Tax Credit investments. These fees commenced in the second half of 2011 at the time of the Fund’s initial investments.

Gains on sale of loans. We have historically been an active participant in the Small Business Administration guaranteed loan programs and typically sell the guaranteed portion of the loans that we originate. The low levels of gains in 2009 reflected the collapse of those markets during the economic recession. We increased our lending under these programs in 2010 as a liquid market returned and expanded our origination activities in 2011 through additions to the lending staff focused on this segment.

Cash surrender value income on bank-owned life insurance. We invest in bank-owned life insurance due to its attractive nontaxable return and protection against the loss of our key executives. We record income based on the growth of the cash surrender value of these policies. We earned tax-equivalent yields on these policies of 5.15% in 2011, 6.07% in 2010 and 5.54% in 2009.

State tax credits earned. As part of our investment in projects that generate federal income tax credits, we may receive state income tax credits along with our federal credits. For the years ended December 31, 2011, 2010 and 2009, we earned state tax credits of $951,000, $890,000, and $500,000, respectively. State tax credits were available for Federal Historic Rehabilitation Tax Credit and New Markets Tax Credit projects in 2009 and 2010, but only for Federal Historic Rehabilitation Tax projects beginning in 2011. Moreover, only certain Federal Historic Rehabilitation Tax Credit projects qualify for state tax credits. However, as we expect to increase the number of tax credit-motivated projects in which we invest, we expect this category of noninterest income will continue to expand.

ATM fee income. We experienced a significant increase in fees from our ATMs during 2011 following the Central Progressive Bank transaction, as Central Progressive Bank added a significant number of transaction accounts and ATM locations. In addition, we generated additional fee income from non-bank customers who utilized former Central Progressive Bank ATMs to conduct banking transactions.

Other. This category includes a variety of other income producing activities, including income generated from trust services, credit cards and wire transfers. The increases in other noninterest income over the periods shown are primarily as a result of the increase in volume of all of these other income producing activities.

Noninterest Expense

Our noninterest expense consists primarily of salary and employee benefits, occupancy and other expenses related to our operation and expansion. Noninterest expense increased by $10.0 million, or 37.9%, in 2011, and $7.1 million, or 37.0%, in 2010 as we continued to grow our operations and implement our strategic plans. The following table presents the components of our noninterest expense for the respective periods.

	For the Years Ended December 31,
	2011	2010	2009
	(dollars in thousands)
Salaries and employee benefits	$12,801	$9,433	$6,791
Occupancy and equipment expenses	6,428	5,357	4,112
Professional fees	3,969	2,357	1,170
Taxes, licenses and FDIC assessments	2,661	3,197	2,367
Tax credit investment amortization	2,868	611	218
Write-down of other real estate owned	1,212	73	63
Other	6,308	5,259	4,465

Total noninterest expense	$36,247	$26,287	$19,186

Salaries and employee benefits. Salaries and employee benefits are the largest component of noninterest expense and include employee payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes, all of which have increased in each of the past three years as we have hired more employees and expanded our banking operations. These expenses increased approximately $3.4 million, or 35.7%, during 2011 and $2.6 million, or 38.9%, during 2010, as a result of new personnel added to support the higher levels of assets, loan origination, deposit growth and wealth management activities. We had 403 full-time equivalent employees at December 31, 2011, which included 137 employees added as a result of the Central Progressive Bank acquisition, 213 employees as of December 31, 2010, and 140 employees as of December 31, 2009.

Occupancy and equipment expenses. Occupancy and equipment expenses, consisting primarily of rent and depreciation, were $6.4 million in 2011, an increase of $1.1 million, or 20.0%, as compared to $5.4 million in 2010. Occupancy expenses increased $1.2 million in 2010, or 30.3%, as compared to $4.1 million in 2009. These expenses materially increased in 2010 and 2011 as we expanded our branch network. In 2010, we opened four branches, and in 2011, we opened one branch and acquired Central Progressive Bank’s 17 branches. The level of our occupancy expenses is related to the number of branch offices that we maintain, and we expect that these expenses will increase as we continue to implement our strategic growth plan.

Professional fees. Professional fees increased in 2011 primarily as a result of increased management expenses related to the increase in the volume of our New Markets Tax Credit and other community development investments, increased audit and consulting fees associated with our compliance with the internal control requirements of the FDIC Improvement Act of 1991, which include external auditor attestations, and acquisition costs related to Central Progressive Bank. The increase in professional fees in 2010 related primarily to increased audit fees associated with the completion of multiple audits and management expenses related to our New Markets Tax Credit investments.

Taxes, licenses and FDIC assessments. Our FDIC insurance premiums and assessments comprise the largest component of this category. Effective April 1, 2011, the FDIC modified the manner in which FDIC-insured institutions calculate deposit insurance assessments. See the section titled “Supervision and Regulation – FDIC Deposit Insurance Assessments” for additional information regarding the manner in which our FDIC insurance premiums are calculated. Despite our deposit growth during 2011, the change in the calculation methodology resulted in a decrease in the FDIC assessments by $536,000, as compared to the year ended December 31, 2010. These fees and assessments increased $830,000, or 35.0%, in 2010 as compared to the same period in 2009 due to our deposit growth and increased deposit insurance rates. The FDIC increased deposit insurance assessment rates in the fourth quarter of 2009 and imposed a special assessment on all depository institutions to recapitalize the deposit insurance fund. Accordingly, our FDIC fees and assessments in 2009 reflected one quarter of the increased deposit rates as well as the special assessment, while our FDIC fees and assessments in 2010 reflected an entire year of the increased deposit rates, coupled with deposit growth. We also paid $61,000 in assessments from the Office of Thrift Supervision that accrued prior to the merger of Dryades Savings Bank and First NBC Bank.

Tax credit investment amortization. Tax credit investment amortization reflects our amortization of investments in entities that undertake projects that qualify for tax credits against federal income taxes. During the periods shown, we invested in tax credit-motivated projects under the New Markets, Federal Historic Rehabilitation and Low Income Housing Tax Credit programs. The following table presents the amortization of tax credit investments by type of credit for the respective periods.

	For the Years Ended December 31,
	2011	2010	2009
	(dollars in thousands)
Low Income Housing	$1,602	$318	$—
Federal Historic Rehabilitation	171	60	—
New Markets	1,095	233	218

Total tax credit investment amortization	$2,868	$611	$218

The significant increases in amortization expense across all categories reflect the increase in the level of activity throughout the three year period as we invested in additional projects and as some of our large Low Income Housing Tax Credit projects reached the certificate of occupancy stage in 2011. These Low Income Housing Tax Credit projects had been delayed for several years by the global financial crisis, which eliminated many of the buyers of these tax credits and caused the state sponsoring agency to substantially delay its tax credit award process. For further discussion regarding tax credits, see “Business – Investment in Tax Credit Entities.”

Other. These expenses include costs related to our information systems, advertising and marketing, insurance, customer service, communications, write-downs of other real estate, supplies and other operations. The increase in other noninterest expense over the periods shown was primarily attributable to an increase in categories of other noninterest expenses proportional to our overall growth and an increase in transaction volume and number of customers. Additionally, during 2011, we incurred a $1.2 million loss primarily attributable to the write-off of two real estate developments.

Provision for Income Taxes

We recognized an income tax benefit of $5.4 million in 2011, compared to a provision of $147,000 in 2010 and $89,000 in 2009, primarily as a result of an increase in tax credit-motivated projects in which we invested during 2011. The increase in Low Income Housing and Federal Historic Rehabilitation Tax Credits was attributable to the significant number of projects that were completed in 2011. The increase in New Markets Tax Credits was generated from our significant New Markets Tax Credit investment activity in 2011, following the $28.0 allocation of New Markets Tax Credits to First NBC Community Development Fund in late 2010.

The following table presents the reconciliation of expected income tax provisions using statutory federal rates to our actual provisions (benefit) for income taxes recognized.

	For the Years Ended December 31,
	2011	2010	2009
	(dollars in thousands)
Tax expense at statutory rates	$5,019	$3,471	$1,458
Tax credits:
Low Income Housing	(2,818)	(547)	—
Federal Historic Rehabilitation	(2,442)	(1,119)	(773)
New Markets	(7,882)	(2,789)	(1,064)

Total tax credits	(13,142)	(4,455)	(1,837)
Tax credit basis reduction	3,112	1,291	712
Tax exempt income	(509)	(395)	(276)
Change in statutory rate	293	—	—
Other	(180)	235	33

Provision/(benefit) for income taxes	$(5,407)	$147	$90

Although our ability to continue to access new tax credits in the future will depend, among other factors, on federal and state tax policies, as well as the level of competition for future tax credits, we expect to generate the following levels of tax credits over the next seven calendar years based only on New Markets Tax Credit allocations that have been made. Because of the uncertainty of the timing and completion of Low Income Housing and Federal Historic Rehabilitation Tax Credit projects, we cannot predict with any certainty if or when these credits will be generated in the future.

For the Year Ended December 31,
2013	2014	2015	2016	2017	2018
(dollars in thousands)

$ 8,590	$9,598	$9,338	$8,361	$6,291	$241

These projections do not include an aggregate of $19.9 million in tax credit carryforwards, which were generated primarily from New Markets, Federal Historic Rehabilitation and Low Income Housing Tax Credits that we were unable to utilize in prior years, or $14.7 million in net operating loss carryforwards as of December 31, 2011, which may also be utilized in future periods to offset taxable income.

Financial Condition

Our assets increased $756.5 million, or 51.8%, to $2.2 billion as of December 31, 2011, compared to $1.5 billion as of December 31, 2010 as we continued to grow in the New Orleans market area. Our net loans increased $539.0 million, or 49.0%, to $1.6 billion as of December 31, 2011, compared to $1.1 billion as of

December 31, 2010. Our securities available-for-sale increased $105.5 million, or 47.7%, to $326.5 million as of December 31, 2011, compared to $221.0 million as of December 31, 2010. Our deposits increased $607.2 million, or 46.9%, to $1.9 billion as of December 31, 2011, compared to $1.3 billion as of December 31, 2010. Total shareholders’ equity increased $92.5 million, or 71.5%, to $221.9 million as of December 31, 2011, compared to $129.4 million as of December 31, 2010, as a result of our operating earnings, additional net capital raised and the issuance of Small Business Lending preferred stock.

Our total assets increased $383.1 million, or 35.6%, to $1.5 billion as of December 31, 2010, compared to $1.1 billion as of December 31, 2009. Our net loans increased $259.3 million, or 30.9%, to $1.1 billion as of December 31, 2010, compared to $840.6 million as of December 31, 2009. Our securities available-for-sale increased $103.4 million, or 88.0%, to $221.0 million as of December 31, 2010, compared to $117.6 million as of December 31, 2009. Our deposits increased $326.7 million, or 33.8%, to $1.3 billion as of December 31, 2010, compared to $968.1 million as of December 31, 2009. Total shareholders’ equity increased $40.0 million, or 44.7%, to $129.4 million as of December 31, 2010, compared to $89.4 million as of December 31, 2009, as a result of our operating earnings and additional net capital raised from private investors.

This growth was accomplished through expanding our branch network into new parts of our market, expanding existing branches and market share and opportunistic acquisitions, primarily the acquisition of Central Progressive Bank in 2011.

Loan Portfolio

Our primary source of income is interest on loans to small-and medium-sized businesses, real estate owners in our market area and our private banking clients. Our loan portfolio consists primarily of commercial loans and real estate loans secured by commercial real estate properties located in our primary market area. Our loan portfolio represents the highest yielding component of our earning asset base.

The following table sets forth the amount of loans, by category, as of the respective periods.

	As of December 31,
	2011		2010
	Amount	Percent	Amount	Percent
	(dollars in thousands)

Construction	$194,295	11.7%	$93,798	8.4%
Commercial real estate	805,101	48.6	577,994	52.0
Consumer real estate	87,437	5.3	58,802	5.3
Commercial	540,827	32.6	361,405	32.5
Consumer	14,318	0.9	7,518	0.7
Other	15,132	0.9	12,966	1.1

Total loans	$1,657,110	100.0%	$1,112,483	100.0%

	As of December 31,
	2009		2008		2007
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)

Construction	$120,057	14.1%	$77,874	13.2%	$54,701	17.3%
Commercial real estate	424,657	50.1	280,355	47.6	122,004	38.6
Consumer real estate	11,369	1.3	15,920	2.7	13,738	4.3
Commercial	274,904	32.4	194,120	33.0	119,945	37.9
Consumer	7,670	0.9	5,912	1.0	2,444	0.8
Other	9,876	1.2	14,769	2.5	3,583	1.1

Total loans	$848,533	100.0%	$588,950	100.0%	$316,415	100.0%

Over the past five years, we have experienced significant growth in our loan portfolio. However, except with respect to commercial real estate loans, which have grown from approximately 38.6% of our loan portfolio as of December 31, 2007 to 48.6% of our portfolio as of December 31, 2011, the relative composition of our loan portfolio has not changed significantly over that time. Our primary focus has been on commercial real estate and commercial lending, which constituted 81.2% of our loan portfolio as of December 31, 2011. Although we expect continued growth with respect to our loan portfolio, we do not expect any significant changes over the foreseeable future in the composition of our loan portfolio or in our emphasis on commercial real estate and commercial lending.

Our loan growth since inception has been reflective of the market we serve. We began lending in 2006, shortly after Hurricane Katrina, which heavily damaged a significant percentage of the real estate in our market. Thus, the primary economic driver of our lending activities in our early years was the recovery activities following Hurricane Katrina, which were funded by insurance proceeds and government funding in programs and tax credits allocated to rebuild and enhance flood protection and repair infrastructure. These rebuilding activities created substantial commercial real estate and construction lending opportunities for us. Our construction and commercial real estate lending portfolios have continued experience strong growth over the past several years, as economic conditions within our market have improved and the hospitality industry has become revitalized. Commercial loans represent the second largest category of loans in our portfolio. We attribute our commercial loan growth primarily to implementation of our relationship-based banking model and the success of our relationship managers in transitioning commercial banking relationships from other local financial institutions and in competing for new business from attractive small to mid-sized commercial customers located in our market for which our approach to customer service is desirable. Many of our larger commercial customers have lengthy relationships with members of our senior management team or our relationship managers that date back to the former First National Bank of Commerce.

The following table sets forth the approximate maturities and inherent sensitivity to change in interest rates of certain loans as of the indicated date.

	As of December 31, 2011
	Due Within One Year	After One but Within Five Years	After Five Years	Total
	(dollars in thousands)
Construction	$119,855	$62,193	$12,247	$194,295
Commercial real estate	194,305	529,398	81,398	805,101
Consumer real estate	39,158	34,992	13,287	87,437
Commercial	315,704	192,280	32,843	540,827
Consumer	6,294	6,749	1,275	14,318
Other	0	15,132	0	15,132

Total loans	$675,316	$840,744	$141,050	$1,657,110

Amounts with fixed rates	$305,152	$553,413	$91,343	$949,908
Amounts with variable rates	370,164	287,331	49,707	707,202

Total loans	$675,316	$840,744	$141,050	$1,657,110

Nonperforming Assets

The following table sets forth information regarding nonperforming assets as of the dates indicated:

	As of December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Nonaccrual loans	$9,017	$3,715	$5,624	$5,723	$3,248
Restructured loans	1,403	30	—	—	—

Total nonperforming loans	10,420	3,745	5,624	5,723	3,248
Other assets owned(1)	18	—	—	—	—
Other real estate owned	7,991	6,207	2,484	—	—

Total nonperforming assets	$18,429	$9,952	$8,108	$5,723	$3,248

Accruing loans past due 90+ days	$—	$131	$—	$—	$—

Nonperforming assets to loans, other real estate owned and other assets owned	1.11%	0.89%	0.95%	0.97%	1.03%

(1)	Represents repossessed property other than real estate.

Approximately $335,000, $313,000 and $340,000 of gross interest income would have accrued if all loans on nonaccrual status had been current in accordance with their original terms for the years ended December 31, 2011, 2010, and 2009, respectively.

We have maintained low levels of nonperforming assets since our inception in 2006. Total nonperforming assets increased in 2011 by $8.5 million, or 22 basis points as a percentage of loans, other real estate owned and other assets owned, from $9.95 million as of December 31, 2010 to $18.4 million as of December 31, 2011. Of this amount, $7.2 million in nonperforming assets were attributable to nonperforming assets that had been acquired from Central Progressive Bank, but not yet sold at year end. Adjusted for the nonperforming loans acquired from Central Progressive Bank, our nonperforming assets as a percentage of loans, other real estate owned and other assets owned as of December 31, 2011 was unchanged from December 31, 2010. Total nonperforming assets increased $1.8 million, or six basis points as a percentage of loans and other real estate owned, in 2010, from $8.1 million as of December 31, 2009. This slight increase in nonperforming assets was attributable to the resolution of certain asset quality issues arising from our acquisition of Dryades Savings Bank.

The following table sets forth the allocation of our nonaccrual loans among the various categories within our loan portfolio as of the respective periods.

	As of December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)

Construction	$2,244	$—	$223	$1,324	$313
Commercial real estate	3,463	1,174	2,469	1,431	2,795
Consumer real estate	1,739	1,386	1,488	2,164	140
Commercial	1,489	1,103	1,434	800	—
Consumer	82	52	10	4	—

Total	$9,017	$3,715	$5,624	$5,723	$3,248

For additional information regarding our past due loans as of December 31, 2012, see note 6 to our consolidated financial statements for the years ended December 31, 2011 and 2010 included in this prospectus.

Allowance for Loan Losses

The allowance for loan losses was $18.1 million, or 1.09% of total loans, as of December 31, 2011, compared to $12.5 million, or 1.12% of total loans, as of December 31, 2010, and $7.9 million, or 0.93% of total loans, as of December 31, 2009. The increase in our allowance for loan losses as a percent of total loans was primarily attributable to the estimated effects of economic conditions on our loan portfolio, the growth and composition of our loan portfolio. The decrease in the allowance for loan losses as a percentage of total loans in 2011 as compared to 2010 was primarily attributable to the fact that the loans acquired from Central Progressive Bank were recorded at fair value, in accordance with generally accepted accounting principles, and thus required no allowance.

Net charge-offs as a percentage of average loans were 0.19%, 0.09% and 0.01% as of December 31, 2011, 2010 and 2009, respectively. The increase in net charge-offs in 2011 was primarily attributable to the charge-offs related to two real estate development loans on inner city properties. The increase in net charge-offs in 2010 was primarily attributable to the charge-off of a commercial loan involving borrower fraud.

The following table provides an analysis of the allowance for loan losses and net charge-offs for the respective periods.

	As of December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)

Beginning balance	$12,508	$7,889	$5,504	$2,245	$861

Charge-offs:
Construction	—	22	—	—	—
Commercial real estate	614	90	—	—	—
Consumer real estate	700	—	—	—	—
Commercial	864	773	27	45	—
Consumer	284	100	132	96	—

Total charge-offs	2,462	985	159	141	—
Recoveries:
Construction	—	7	—	—	—
Commercial real estate	—	38	—	—	—
Consumer real estate	9	—	—	2	—
Commercial	10	1	45	17	—
Consumer	47	44	33	49	—

Total recoveries	66	90	78	68	—
Net charge-offs	2,396	895	81	73	—
Provision for loan loss	8,010	5,514	2,466	1,575	1,384
Transfer from purchase acquisition	—	—	—	1,757	—

Balance at end of period	$18,122	$12,508	$7,889	$5,504	$2,245

Net charge-offs to average loans	0.19%	0.09%	0.01%	0.01%	0.00%
Allowance for loan losses to total loans	1.09%	1.12%	0.93%	0.93%	0.71%

The following table sets forth the allocation of the total allowance for loan losses by loan type and sets forth the percentage of loans in each category to gross loans. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions.

	As of December 31,
	2011		2010		2009		2008		2007
	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
	(dollars in thousands)
Construction	$722	11.7%	$486	8.4%	$314	14.1%	$255	13.2%	$125	17.3%
Commercial real estate	9,871	48.6	6,594	52.0	3,119	50.1	1,665	47.6	595	38.6
Consumer real estate	1,519	5.3	983	5.3	1,853	1.3	1,421	2.7	743	4.3
Commercial	5,928	33.5	4,162	33.6	2,270	33.6	1,757	35.5	760	39.0
Consumer	82	0.9	283	0.7	333	0.9	406	1.0	22	0.8

Total	$18,122	100.0%	$12,508	100.0%	$7,889	100.0%	$5,504	100%	$2,245	100.0%

Securities

Our available-for-sale securities, carried at their fair market value, increased to $326.5 million at December 31, 2011 from $221.0 million and $117.6 million at December 31, 2010 and 2009, respectively. The increases in available-for-sale securities were funded primarily from increases in deposits and $55.0 million in long-term debt issued in 2010 and 2011 in connection with our asset/liability management as a hedge against rising interest rates.

The following table presents a summary of the amortized cost and estimated fair value of our investment portfolio, which was held entirely as available-for-sale.

	As of December 31,
	2011			2010			2009
	Amortized Cost	Unrealized Gain / (Loss)	Estimated Fair Value	Amortized Cost	Unrealized Gain / (Loss)	Estimated Fair Value	Amortized Cost	Unrealized Gain / (Loss)	Estimated Fair Value
	(dollars in thousands)

U.S. government agency securities	$56,640	$17	$56,657	$4,006	$1	$4,007	$22,524	$(142)	$22,382
Municipal securities	47,386	768	48,154	51,282	(126)	51,156	19,718	224	19,942
Mortgage-backed securities	165,162	2,586	167,748	113,506	(1,285)	112,221	71,130	382	71,512
Corporate bonds	44,401	(651)	43,750	16,737	(199)	16,538	—	—	—
Mortgage-backed mutual fund	—	—	—	—	—	—	4,214	(482)	3,732
Other debt securities	10,180	—	10,180	37,068	—	37,068	—	—	—

Total	$323,769	$2,720	$326,489	$222,599	$(1,609)	$220,990	$117,586	$(18)	$ 117,568

All of our mortgage-backed securities are agency securities. We do not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in our investment portfolio. At December 31, 2011 our investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

The following table sets forth the fair value, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our securities portfolio at December 31, 2011. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2011
	Due Within One Year		After One but Within Five Years		After Five but Within 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)

U.S. government agency securities	$39,999	0.03%	$—	—%	$5,022	2.52%	$11,636	2.87%	$56,657	0.84%
Municipal securities	4,986	1.11	1,294	2.70	29,669	4.35	12,205	5.33	48,154	4.21
Mortgage-backed securities	9,209	3.26	133,909	2.56	24,630	3.35	—	—	167,748	2.71
Corporate bonds	—	—	8,586	2.18	30,231	3.38	4,933	4.00	43,750	3.21
Other debt securities	10,180	2.65	—	—	—	—	—	—	10,180	2.65

Total	$64,374	0.98%	$143,789	2.54%	$89,552	3.63%	$28,774	4.10%	$326,489	2.65%

Cash Surrender Value of Bank-Owned Life Insurance

We maintained investments of $24.8 million in bank-owned life insurance products due to its attractive risk-adjusted return and protection against the loss of key executives. Our tax equivalent yield on these products was 5.15%, 6.07%, and 5.54% for the years ending December 31, 2011, 2010 and 2009, respectively.

Deferred Tax Asset

We had a net deferred tax asset of $6.5 million as of December 31, 2011 due to our tax net operating losses, carryforwards related to unused tax credits, and the non-deductibility of our loan loss provision for tax purposes. We test the recoverability of our deferred tax asset annually, and the current level of taxable income provides for the ultimate realization of the carrying value of these deferred tax assets. Net deferred tax assets as of December 31, 2011 represented a significant increases over net deferred tax assets of $1.9 million as of December 31, 2010, primarily as a result of the increase in tax carryforwards related to unused tax credits.

Other Assets

Other assets, consisting primarily of prepaid expenses and software, totaled $22.5 million as of December 31, 2011.

Deposits

Deposits are our primary source of funds to support our earning assets. Total deposits were $1.9 billion as of December 31, 2011, compared to $1.3 billion and $968.1 million as of December 31, 2010 and 2009, respectively. We attribute the growth of our deposit base since inception to a number of factors, including the following:

•	Our ability to attract customers who banked at the former First National Bank of Commerce, which had 28% deposit market share at the time of its sale to Bank One in 1988;

•	The development of a branch network that provides deposit-taking services from 32 banking locations in the three major population centers of our market: Orleans, Jefferson and St. Tammany parishes;

•	The completion of our FDIC-assisted acquisition of Central Progressive Bank, which added $344.8 million to our deposit base as of November 18, 2011;

•	Our focus on developing and maintaining long-term relationships between our relationship bankers and customers through high quality service;

•	Our relationship-based pricing model, which provides pricing enhancements for customers with multiple relationships with us; and

•	Our high level of commitment to the communities that we serve, including through our support of recovery activities and strong lending role in our market, which enhances our visibility and reputation.

In addition to our deposit growth, the composition of our deposit base has changed substantially since our inception and over the three year period ended December 31, 2011, 2010 and 2009. At inception, we relied almost exclusively on certificates of deposit, which require limited customer interaction or convenience in location. Since that time, we have built a network of 32 deposit-taking banking offices and attracted significant transaction account business through many of the factors described above. Since year end 2009, when certificates of deposit represented 65.6% of total deposits, we have continued transitioning our deposit mix from certificates of deposit to lower cost transaction accounts, reducing our reliance on certificates of deposit at December 31, 2011 to 51.7% of total deposits.

The following table sets forth the shift in the composition of our deposits over the last three years.

	As of December 31,
	2011		2010		2009
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Noninterest-bearing demand	$221,423	11.6%	$115,071	8.9%	$56,169	5.8%
NOW accounts	258,073	13.6	122,266	9.4	54,278	5.6
Money market accounts	398,838	21.0	306,950	23.7	209,526	21.6
Savings	40,380	2.1	14,032	1.1	13,349	1.4

Total transaction deposits	918,714	48.3	558,319	43.1	333,322	34.4

Certificates of deposit under $100,000	442,984	23.3	304,083	23.5	257,526	26.6
Certificates of deposit of $100,000 or more	449,093	23.6	330,942	25.6	252,218	26.1
CDARS®	91,219	4.8	101,437	7.8	124,999	12.9

Total certificates of deposit	983,296	51.7	736,462	56.9	634,743	65.6

Total deposits	$1,902,010	100.0%	$1,294,781	100.0%	$968,065	100.0%

The following table presents the remaining maturities of our certificates of deposit at the indicated period.

	As of December 31, 2011
	Less than $100,000	$100,000 or Greater	CDARS®	Total
	(dollars in thousands)

Three months or less	$74,378	$67,133	$43,083	$184,594
Over three months to six months	121,669	106,876	43,451	271,996
Over six months to twelve months	97,732	73,518	—	171,250
Over twelve months	149,205	201,566	4,685	355,456

Total	$442,984	$449,093	$91,219	$983,296

Borrowings

At December 31, 2011 and 2010, we had no advances from the Federal Home Loan Bank. Our only material long term borrowings at December 31, 2011 and 2010 consisted of four-year term debt that we issued in connection with our asset/liability management as a hedge against rising interest rates. We issued $15.0 million in debt in 2010 and an additional $40.0 million in 2011. Interest with respect to the debt issuances is tied to the London Interbank Offered Rate, or LIBOR.

Liquidity and Capital Resources

We evaluate liquidity both at the parent company level and at the bank level. Because First NBC Bank represents our only material asset, other than cash, our primary source of funds at the parent company level are cash on hand, dividends paid to us from First NBC Bank and the net proceeds of our capital offerings. At December 31, 2011, our primary liquidity needs at the parent company level related to the payments due on our Series D preferred stock, which was issued to the Department of the Treasury under the Small Business Lending Program, and parent company operating expenses. During 2011, parent company obligations totaled approximately $2.0 million. We believe that our cash on hand at the parent company level, coupled with the dividend paying capacity of First NBC Bank, were adequate to fund the foreseeable parent company obligations as of December 31, 2011.

Investing activities are funded primarily by net deposit inflows, principal repayments on loans and securities, and borrowed funds. Gross loans increased to $1.7 billion as of December 31, 2011, from $1.1 billion as of December 31, 2010. At December 31, 2011, First NBC Bank had commitments to make loans of approximately $1.6 billion and un-advanced lines of credit and loans of approximately $258.6 million.

At December 31, 2011, total deposits were approximately $1.9 billion, of which approximately $449.1 million were in certificates of deposit of $100,000 or more. Certificates of deposit scheduled to mature in one year or less as of December 31, 2011 totaled approximately $627.8 million while certificates of deposit of $100,000 or more with a maturity of one year or less totaled approximately $247.5 million.

As a member of the Federal Home Loan Bank of Dallas, we had access to approximately $268 million of available lines of credit secured by qualifying collateral as of December 31, 2011. As of December 31, 2011, we had $1.5 million in long-term borrowings from the Federal Home Loan Bank, which were assumed by First NBC Bank as a part of the Central Progressive Bank transaction. Those borrowings were repaid in full in January 2012. In addition, we maintained $60.0 million in lines of credit with our correspondent banks to support our liquidity.

For additional information about our liquidity sources, see the discussion above under “As of and For the Six Months Ended June 30, 2012 and 2011 – Financial Condition – Liquidity and Capital Resources.”

Shareholders’ Equity

Shareholders’ equity increased to $221.9 million at December 31, 2011, compared to $129.4 million and $89.4 million as of December 31, 2010 and 2009, respectively. The increase in shareholders’ equity during 2011 was primarily attributable to net income of $19.7 million and $88.9 million in net proceeds of private placements of our capital stock. The net proceeds of private placements in 2011 included the proceeds of the issuance of $37.9 million in Series D preferred stock in connection with our participation in the Small Business Lending Fund program, which was partially offset by the repurchase of $18.7 million in Series A and Series B preferred stock issued in connection with our participation in the Capital Purchase Program created by the Department of the Treasury. The increase in shareholders’ equity during 2010 was primarily attributable to net income of $10.1 million and $31.5 million in net proceeds of private placements of our capital stock.

Regulatory Capital

As of December 31, 2011, 2010 and 2009, First NBC Bank Holding Company and First NBC Bank were in compliance with all applicable regulatory capital requirements, and First NBC Bank was classified as “well capitalized,” for purposes of the FDIC’s prompt corrective action regulations. As we employ our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain “well capitalized” under the applicable regulatory guidelines and in compliance with all regulatory capital standards applicable to us.

The following table presents the actual capital amounts and regulatory capital ratios for First NBC Bank as of the respective periods.

	As of December 31,
	2011		2010		2009
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)

First NBC Bank
Leverage	$215,818	10.57%	$127,728	8.97%	$79,400	7.89%
Tier 1 risk-based	215,818	11.88%	127,728	10.10%	79,400	9.63%
Total risk-based	234,038	12.88%	140,236	11.09%	85,669	10.39%

First NBC Bank Holding Company
Leverage	$218,436	10.69%	$127,413	8.92%	$87,737	8.10%
Tier 1 risk-based	218,436	12.02%	127,413	10.07%	87,737	9.91%
Total risk-based	236,656	13.02%	139,921	11.05%	94,783	10.71%

Contractual Obligations

In the ordinary course of business, through First NBC Bank, we enter into certain on and off-balance sheet contractual obligations. The following table presents our contractual obligations outstanding as of December 31, 2011.

	As of December 31, 2011
	Due Within One Year	After One but Within Three Years	After Three but Within Five Years	After Five Years	Total
	(dollars in thousands)

Operating leases	$2,940	$5,899	$5,632	$44,717	$59,188
FHLB term advances	191	410	427	487	1,515
Other borrowings	110	15,220	40,000	—	55,330
Time deposits	627,840	286,956	65,061	3,439	983,296

Total contractual obligations	$631,081	$308,485	$111,120	$48,643	$1,099,329

Standby letters of credit	$15,662	$38,371	$19,146	$1,632	$74,811
Unused loan commitments	138,561	22,428	18,695	4,074	183,758

Total off-balance sheet commitments	$154,223	$60,799	$37,841	$5,706	$258,569

Off-Balance Sheet Arrangements

In the normal course of business, we enter into various transactions that are not included in our consolidated balance sheets in accordance with accounting principles generally accepted in the United States. These transactions include commitments to extend credit in the ordinary course of business to approved customers.

The following is a summary of the total notional amount of commitments outstanding as of the respective dates.

	As of December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)

Standby letters of credit	$74,811	$65,409	$10,917	$12,951	$5,170
Unused loan commitments	183,758	122,459	126,942	134,878	77,332

Total	$258,569	$187,868	$137,859	$147,829	$82,502

Impact of Inflation

Our financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States, which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity.

Non-GAAP Financial Measurements

Our accounting and reporting policies conform to accounting principles generally accepted in the United States, or GAAP, and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional metrics. Tangible book value per common share and the ratio of tangible common equity to tangible assets are not financial measures recognized under GAAP and, therefore, are considered non-GAAP financial measures.

Our management, banking regulators, many financial analysts and other investors use these non-GAAP financial measures to compare the capital adequacy of banking organizations with significant amounts of preferred equity and/or goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions. Tangible common equity, tangible assets, tangible book value per share or related measures should not be considered in isolation or as a substitute for total shareholders’ equity, total assets, book value per share or any other measure calculated in accordance with GAAP. Moreover, the manner in which we calculate tangible common equity, tangible assets, tangible book value per share and any other related measures may differ from that of other companies reporting measures with similar names. The following table reconciles, as of the dates set forth below, shareholders’ equity (on a GAAP basis) to tangible common equity and total assets (on a GAAP basis) to tangible assets and calculates our tangible book value per share.

	As of June 30,		As of December 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in thousands, except per share data)

Total shareholders’ equity – GAAP	$236,479	$174,234	$221,871	$129,387	$89,406	$66,239	$61,105
Adjustments
Preferred equity	49,166	38,778	58,518	18,106	17,927	—	—
Goodwill	4,810	4,200	4,810	4,200	4,200	4,198	—
Other intangibles	4,117	1,114	4,170	1,180	1,257	1,381	—

Tangible common equity	178,386	130,142	154,373	105,901	66,022	60,660	61,105

Total assets – GAAP	2,429,429	1,652,968	2,216,456	1,459,943	1,076,875	711,205	374,830
Adjustments
Goodwill	4,810	4,200	4,810	4,200	4,200	4,198	—
Other intangibles	4,117	1,114	4,170	1,180	1,257	1,381	—

Tangible assets	$2,420,502	$1,647,654	$2,207,476	$1,454,563	$1,071,418	$705,626	$374,830

Total common shares	13,052,583	10,691,087	12,153,108	9,569,909	6,706,516	6,641,168	6,360,883

Book value per common share	$14.35	$12.70	$13.44	$11.63	$10.66	$9.97	$9.61
Effect of adjustment	0.68	0.50	0.74	0.56	0.82	0.84	—
Tangible book value per common share	$13.67	$12.20	$12.70	$11.07	$9.84	$9.13	$9.61

Total shareholders’ equity to assets	9.73%	10.54%	10.01%	8.86%	8.30%	9.31%	16.30%
Effect of adjustment	2.36	2.64	3.02	1.58	2.14	0.71	—
Tangible common equity to tangible assets	7.37	7.90	6.99	7.28	6.16	8.60	16.30

Recent Regulatory and Accounting Developments

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments were designed to create a uniform framework for applying fair value measurement principles for companies around the world. The new guidance eliminates differences between United States generally accepted accounting principles and International Financial Reporting Standards issued by the International Accounting Standards Board. New disclosures required by the guidance include: quantitative information about the significant unobservable inputs used for Level 3 measurements; a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; and a description of the company’s valuation processes. This guidance is effective for interim and annual periods beginning after December 15, 2011. We do not expect the amendments to have a material impact on our results of operations, financial position or disclosures.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This guidance amends disclosure requirements for the presentation of comprehensive income and provides entities with an option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance is effective date for the first interim or annual period beginning on or after December 15, 2011. We do not expect the guidance to have a material impact on our results of operations or financial position. However, it will present a change in disclosure as we currently present comprehensive income in our consolidated statement of changes in stockholders’ equity.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which amends accounting guidance related to goodwill impairment testing. The guidance allows entities to elect to first perform qualitative tests to determine the likelihood that the entity’s fair value is less than its carrying value. If the entity determines that it is more likely that the fair value of a reporting entity is less than its carrying amount, the entity would then perform the first step of the goodwill impairment test. The guidance refers to several factors to consider when performing the qualitative analysis, including: macroeconomic factors, industry factors, and entity-specific factors. The guidance is effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the guidance to have a material impact on the Bank’s results of operations, financial position or disclosures.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which provides new accounting guidance that eliminates offsetting of financial instruments disclosure differences between United States generally accepted accounting principles and International Financial Reporting Standards. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either (1) offset on the balance sheet in accordance with the FASB’s offsetting guidance or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB’s offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact our results of operations or financial position.

MANAGEMENT

General

Our Board of Directors is composed of 11 members. The directors are elected by our shareholders at our annual shareholders’ meeting for a term of one year and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our Board of Directors and hold office until their successors are duly appointed and qualified.

The Board of Directors of First NBC Bank consists of 20 members. As the sole shareholder of First NBC Bank, we elect the directors of First NBC Bank annually for a term of one year, and the directors of First NBC Bank hold office until their successors are elected and qualified. The executive officers of First NBC Bank are appointed by First NBC Bank’s Board of Directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

We have entered into an agreement with Castle Creek Partners IV, L.P. that permits it to appoint one representative to our Board of Directors, and one nonvoting observer to the Board of Directors of First NBC Bank, for so long as Castle Creek Partners IV, L.P. and its affiliates own at least 81,632 shares of our common stock. Mark G. Merlo currently serves on our Board of Directors as the representative of Castle Creek Partners IV, L.P.

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position with First NBC Bank Holding Company	Position with First NBC Bank	Director Since
William M. Carrouche	71	Director	Director	2006
John F. French	47	Director	Director	2006
Leander J. Foley, III	64	Director	None	2006
Leon L. Giorgio, Jr.	63	Director	Director	2006
Shivan Govindan	39	Director	Director	2006
L. Blake Jones	66	Director	Director	2006
Louis V. Lauricella	56	Director	None	2007
Mark G. Merlo	50	Director	None	2011
Ashton J. Ryan, Jr.	64	Chairman of the Board, President & Chief Executive Officer	Chairman of the Board, President & Chief Executive Officer	2006
Dr. Charles C. Teamer	79	Director	Vice Chairman	2009
Joseph F. Toomy	64	Director	Director	2006
William J. Burnell	63	Senior Executive Vice President & Chief Credit Officer	Senior Executive Vice President & Chief Credit Officer	N/A
Marsha S. Crowle	51	Senior Executive Vice President & Chief Compliance Officer	Senior Executive Vice President & Chief Compliance Officer	N/A
George L. Jourdan	68	Executive Vice President & Chief Operations Officer	Executive Vice President, Chief Operations Officer	N/A
Mary Beth Verdigets	45	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer	N/A
William M. Roohi	47	Senior Vice President & Director of Human Resources	Senior Vice President, Director of Human Resources & Manager of Trust Operations & Administration	N/A

Board of Directors

A brief description of the background of each of our directors is set forth below. No director has any family relationship with any other executive officer or director.

William M. Carrouche. Since 1975, Mr. Carrouche has served as President of the Fire Fighters’ Pension & Relief Fund for the City of New Orleans. He also served as a Fire Deputy Chief of the New Orleans Fire Department for 36 years. Mr. Carrouche’s extensive relationships within the New Orleans business and civic community, as well as his business experience, qualify him to serve on our Board.

Leander J. Foley, III. Since 2002, Mr. Foley has served as Managing Director of Capitol Hill Partners (formerly Foley, Maldonado & O’Toole), a consulting firm that advises clients in matters before the United States Congress and the Executive Branch in various policy areas, including banking and financial services, community and economic development, asset building, rural and agricultural programs and small business development. Mr. Foley serves on the boards of directors of One United Bank, Alluvion Securities and the Cotton Exchange, LLC. Mr. Foley also served as a director of Dryades Bancshares, Inc. and Dryades Savings Bank, FSB until its acquisition by First NBC Bank in 2010. Mr. Foley is a graduate of Georgetown University, B.A., 1970. Mr. Foley’s extensive experience as a director for numerous financial services companies, including two banking organizations, one broker-dealer and one registered investment advisor, as well as his long-standing knowledge of and relationships in the New Orleans business community, qualify him to serve on our Board.

John F. French. Since 1992, Mr. French has served as President of Jos. A. Bank Clothiers of New Orleans. He operates 12 Jos. A. Bank retail clothing locations across the country. Mr. French also serves as Managing Member of Penthouse Apartment Management, LLC, and as a director and principal of Biltmore Property Group, LLC and its affiliate The Columbus Group, Inc., which develop, own and operate community-oriented shopping centers and mixed use destinations. In addition to his business activities, he serves on the Boards of Directors of the Audubon Nature Institute and the Fenner French Foundation. Mr. French is a graduate of the University of the South, B.A., 1986, and the Freeman School of Business at Tulane University, M.B.A., 1992. He is also licensed by the State of Louisiana as a real estate broker. Mr. French’s extensive commercial real estate experience, his experience overseeing the successful growth of a local retail business into a national competitor, as well as his long-standing relationships in the local business and civic community, qualify him to serve on our Board.

Leon L. Giorgio, Jr. Since 1982, Mr. Giorgio has served as Chairman, Chief Executive Officer and President of Select Properties, Ltd.; Select Properties, Ltd. Realty; and their associated companies, which were co-founded by Mr. Giorgio and specialize in commercial real estate acquisitions, development, management, rehabilitation, investments, brokerage, and design. A licensed real estate broker in the States of Louisiana and Mississippi, he heads an IREM Accredited Management Organization. He also runs and serves on the boards of several other local business organizations that are actively engaged in real estate investments, real estate design, asset management and medical management. Before organizing Select Properties, he was an officer of the Federal Reserve Bank of New Orleans. In addition to his business activities, Mr. Giorgio currently serves as a member of the Louisiana Community and Technical College System Foundation Board and the Dean’s Council of the University of Southern Mississippi College of Health and represents Jefferson Parish on the Regional Planning Commission and served a co-chair of Jefferson Parish Envision 2020, which developed and is implementing a comprehensive 20-year land use plan. Mr. Giorgio is a graduate of the University of Southern Mississippi, B.S., 1972. Mr. Giorgio’s extensive experience in real estate and finance in the New Orleans metropolitan area, as well as his long-standing relationships within the New Orleans business and civic community, qualify him to serve on our Board.

Shivan Govindan. Since 2005, Mr. Govindan has served as President of Resource Financial Institutions Group, Inc., an affiliate of Resource America, Inc. Resource America, Inc. is a specialized asset management company that focuses on the real estate, commercial finance and financial fund management sectors. Through Resource Financial Institutions Group and its affiliates, Mr. Govindan manages approximately $4.3 billion in debt and equity investments in community banks and other financial services companies. From 2000 to 2004, he was Principal of Beehive Ventures, LLC, an early stage private equity firm that invests in companies providing products and services to the financial services industry. Prior to that, he served as Director of Corporate Development for IQ Financial Systems, Inc., a DB Ventures portfolio company that was sold to Misys. Prior to that, he served as Associate in Fixed Income Derivatives at BT Alex. Brown. He also serves on the board of directors of Colorado National Bancorp. Mr. Govindan is a graduate of University of Pennsylvania, B.A., 1995. Mr. Govindan’s extensive experience with respect to capital acquisition and capital markets within the banking industry, as well as his experience overseeing the growth of early stage portfolio companies, qualify him to serve on our Board.

L. Blake Jones. Since 1974, Mr. Jones has been a partner with Scheuermann & Jones, a Louisiana-based law firm that practices throughout much of the United States. He currently serves as the firm’s managing partner. In addition, he serves on the board of directors of Helix BioMedix, Inc., a public company focused on the biomedical industry, where he is a member of the audit committee and governance committee, and the national board of directors for the not-for-profit St. Jude’s Ranch for Children, where he is a member of the audit committee. Mr. Jones is a graduate of Louisiana State University, B.A., 1968, and Tulane Law School, J.D., 1972. Mr. Jones’ extensive legal experience, his service on the boards of other companies, including his public company experience, and his relationships within the New Orleans community, qualify him to serve on our Board.

Louis V. Lauricella. Since 1988, Mr. Lauricella has served as Managing Member and Director of Development for Lauricella Land Company, L.L.C., a commercial real estate development firm, and President of Lauricella & Associates, a real estate brokerage and consulting firm, each based in New Orleans. Since joining the Lauricella Land Company, he has overseen the development of more than 1.5 million square feet of commercial space. Mr. Lauricella also serves as Vice Chairman of the New Orleans Recreation Development (NORD) Foundation and as Chairman of the Lauricella Land Company Foundation. Mr. Lauricella served as a director of First Bank & Trust (New Orleans) from 1994 to 2005. Mr. Lauricella is a graduate of Harvard College, B.A. 1978, and Tulane University, M.B.A. and J.D., 1984. Mr. Lauricella’s extensive knowledge of the New Orleans real estate market, his experience in major commercial real estate ventures involving complex financing structures, his experience as a bank director, and his active involvement in many local professional and charitable organizations, qualify him to serve on our Board.

Mark G. Merlo. Since 1996, Mr. Merlo has served as a Principal of Castle Creek Capital, LLC, an investment fund management company, and Castle Creek Financial, LLC, an investment banking firm, both headquartered in Rancho Santa Fe, California. Mr. Merlo has 17 years of experience in private equity investments and mergers and acquisitions in the financial services industry. Prior to joining Castle Creek, Mr. Merlo spent 11 years managing bank and thrift investment portfolios in excess of $1.0 billion and the treasury operations of the $4.0 billion former Farm Credit Bank of St. Louis. Mr. Merlo also serves as a director of Atlanta Bancorporation, Inc., The BANKshares, Inc. and Carlile Holdings, Inc. Mr. Merlo is a graduate of University of Missouri, Columbia, B.S., 1984. Mr. Merlo’s extensive prior experience as a director of numerous banking organizations, including his experience as a director of a publicly-traded banking organization, as well as his extensive experience with capital acquisition and management in the banking industry, qualify him to serve on our Board.

Ashton J. Ryan, Jr. Mr. Ryan has served as President, Chief Executive Officer and Chairman of the Board of First NBC Bank since inception in 2006 and First NBC Bank Holding Company since its formation in 2007. From 1998 to 2005, Mr. Ryan served as President of First Trust Corporation and Chief Executive Officer and President of First Bank & Trust (New Orleans). From 1991 to 1998, he was President of First National Bank of Commerce, the lead bank of First Commerce Corporation, until First Commerce Corporation’s acquisition by Bank One in 1998. Mr. Ryan also served as senior executive vice-president in charge of all customer contact functions at First Commerce Corporation from 1992 to 1998. From 1971 to 1981, Mr. Ryan was a staff auditor, and from 1981 to 1991 a partner, at Arthur Anderson & Co. Mr. Ryan serves on the board of directors of Stewart Enterprises, a publicly-traded company. He also serves on the boards of directors of GNO, Inc., Louisiana Cancer Research Consortium, Early Childhood and Family Learning Center, Gulf Coast Housing Partnership, Junior Achievement, Delgado Community College Foundation, UNO Foundation, East Jefferson General Hospital and the Urban League of New Orleans and is an adjunct professor at the A.B. Freeman School of Business at Tulane University. Mr. Ryan is a graduate of Tulane University, B.S., 1969 and M.B.A., 1971. Mr. Ryan’s extensive business and banking experience, as well as his long-standing business and banking relationships in the community, qualify him to serve as on our Board and as Chairman.

Dr. Charles C. Teamer. Dr. Teamer has served as Vice Chairman of First NBC Bank since 2010. He previously served as Chairman of Dryades Savings Bank, FSB, a position he held from its inception in 1993 through its acquisition by First NBC Bank in 2010. Mr. Teamer was employed for more than 30 years with Dillard University, where he served in numerous capacities, including Vice President of Fiscal Affairs. He has also served as a member of the Board of Supervisors of the University of Louisiana System, the Board of Trustees of Tulane University and the Business and Higher Education Council at the University of New Orleans. Dr. Teamer has also held leadership positions in numerous New Orleans-based civic and community organizations. He has served as the Chairman of the boards of the Urban League of Greater New Orleans, the Board of Commissioners of the Port of New Orleans, the United Way, the Metropolitan Area Committee, the Greater New Orleans Foundation and the World Trade Center. He has also served on the boards of the Entergy-New Orleans, Alton Oschner Medical Foundation, the Audubon Institute, the Audubon Zoo Commission, the Southern Education Foundation, the New Orleans Center for Creative Arts, the Common Fund, the Children’s Hospital and the Boy Scouts of America. Dr. Teamer is a graduate of Clark Atlanta University, B.S., 1954. Dr. Teamer’s broad experience in leadership positions in local business, public and civic organizations, his long-standing relationships within the New Orleans community and his extensive experience as a bank director, qualify him to serve on our Board.

Joseph F. Toomy. Since 2000, Mr. Toomy has been an independent insurance broker based in Gretna, Louisiana. He served from 1981 to 2000 in numerous capacities with Delgado Community College in New Orleans, including as Vice Chancellor of Administrative Affairs. Mr. Toomy is also the Vice Chairman of the Board of Commissioners of the Port of New Orleans and currently serves on the boards of directors of Banco Latino Holding Company, which provides financial services to the unbanked and underbanked population, and the New Orleans Catholic Charities. From 1984 to 2008, he served as the District 85 member of the Louisiana House of Representatives. Mr. Toomy is a graduate of Tulane University, B.A., 1971, and M.B.A., 1973. Mr. Toomy’s long-standing business and personal relationships in the New Orleans metropolitan area, his extensive business and governmental sector experience, and long-time involvement in local civic organizations, qualify him to serve on our Board.

Executive Officers

A brief description of the background of each of our executive officers who are not also a director is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.

William J. Burnell. Mr. Burnell has served First NBC Bank as Chief Credit Officer since its inception in 2006. He has also served in the same capacity with First NBC Bank Holding Company since its inception in 2007. Mr. Burnell was President and Executive Director of Business Resource Capital Specialty Business from 2000 to 2006 and was a Practice Manager for Oracle Corporation from 1999 to 2000. Before that, he was Credit Review Manager at First National Bank of Commerce for 19 years, prior to its acquisition by Bank One in 1998. He is a graduate of the University of Alabama, B.S., 1971.

Marsha S. Crowle. Ms. Crowle has served First NBC Bank as Chief Compliance Officer since its inception in 2006. She has also served in the same capacity with First NBC Bank Holding Company since its inception in 2007. Prior to her employment with First NBC Bank, Ms. Crowle was a Senior Vice President and Chief Compliance Officer for First Bank & Trust (New Orleans) from 1996 to 2006 and served as Compliance Officer while employed by Delta Bank from 1981 to 1996.

George L. Jourdan. Mr. Jourdan has served First NBC Bank as Executive Vice President and Chief Operations Officer since its inception in 2006. He has also served in the same capacity for First NBC Bank Holding Company since its inception in 2007. Prior to his employment with First NBC Bank, he served as Project Manager at Science Applications International from 2001 to 2005 and Senior Vice President of Information Technology for First Commerce Corporation for over 30 years. Mr. Jourdan is a graduate of Louisiana State University, Baton Rouge, B.S., 1967.

William M. Roohi. Mr. Roohi has served First NBC Bank as Senior Vice President and Director of Human Resources, and as Manager of Trust Operations and Administration, since its inception in 2006. He has also served as Senior Vice President and Director of Human Resources at First NBC Bank Holding Company since its inception in 2007. Before joining First NBC Bank, Mr. Roohi had 20 years of banking experience, serving in various capacities with First Bank & Trust (New Orleans), IBERIABANK Corporation, Hibernia Corporation, Bank One Corporation and First Commerce Corporation. He is a graduate of Spring Hill College, B.S. 1987, and holds a Senior Professional of Human Resources designation.

Mary Beth Verdigets. Ms. Verdigets has served First NBC Bank and First NBC Bank Holding Company as Executive Vice President and Chief Financial Officer since 2011, after serving First NBC Bank as Chief Accounting Officer from 2006 to 2008 and Chief Asset/Liability Management Officer from 2008 to 2011. Before joining First NBC Bank, she served as Vice President and Manager of Financial Planning at First Bank and Trust from 2000 to 2006, as a financial analyst at Whitney National Bank from 1999 to 2000, and in various accounting related positions for First Commerce Corporation from 1993 to 1999. Ms. Verdigets is a graduate of Tulane University, B.S., 2009, and is a certified public accountant.

Corporate Governance Principles and Board Matters

We are committed to having sound corporate governance principles, which are essential to running our business efficiently and maintaining our integrity in the marketplace. Prior to completion of the offering, our Board of Directors will adopt Corporate Governance Guidelines, which will set forth the framework within which our Board, assisted by Board committees, directs the affairs of our organization. The Guidelines will address, among other things, the composition and functions of the Board, director independence, compensation of directors, management succession and review, Board committees and selection of new directors. In addition, our Board of Directors will adopt a Code of Conduct that applies to all of our directors, officers and employees, as well as a separate Code of Ethics for Principal Executive and Senior Financial Officers, including our Chief Executive Officer and Chief Financial Officer. Upon completion of the offering, our Corporate Governance Guidelines, as well the Code of Conduct and Code of Ethics, will be available on our website at www.firstnbcbank.com. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the Nasdaq Stock Market rules.

Director qualifications. We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all shareholders. When considering potential director candidates, our Board of Directors also considers the candidate’s character, judgment, diversity, age, skills, including financial literacy, and experience in the context of our needs and those of the Board of Directors.

Director independence. Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our Board of Directors within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our Board of Directors has evaluated the independence of its members based upon the rules of the Nasdaq Stock Market and the SEC. Applying these standards, our Board of Directors has affirmatively determined that, with the exception of Chairman and Chief Executive Officer Ashton J. Ryan, Jr. and Vice Chairman Dr. Charles C. Teamer, each of our current directors is an independent director, as defined under the applicable rules. The Board determined that Messrs. Ryan, Teamer and Foley do not qualify as independent directors. Messrs. Ryan and Teamer are employees of First NBC Bank, and Messrs. Teamer and Foley own a limited partnership from which we lease our Carondelet branch office. See “Certain Relationships and Related Party Transactions.”

Leadership structure. Our Board of Directors meets quarterly, and the Board of Directors of First NBC Bank meets monthly. Our Board of Directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board, as the Board believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of the Board. The Board has determined that having our Chief Executive Officer serve as Chairman of the Board is in the best interests of our shareholders at this time. This structure makes best use of the Chief Executive Officer’s extensive knowledge of our organization and the banking industry. The Board views this arrangement as also providing an efficient nexus between our organization and the Board, enabling the Board to obtain information pertaining to operational matters expeditiously and enabling our Chairman to bring areas of concern before the Board in a timely manner. Because the positions of Chairman and Chief Executive Officer are held by the same person, our Board of Directors has designated Joseph F. Toomy to serve as Lead Independent Director. The Lead Independent Director serves as a liaison between the Chairman and the other independent directors and has the authority to call and chair meetings of the independent directors as often as necessary.

Compensation committee interlocks and insider participation. Upon completion of the offering, none of the members of our Human Resources Committee will be or will have been an officer or employee of First NBC Bank Holding Company or First NBC Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Human Resources Committee.

Board Committees

Our Board of Directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compliance Committee, the Merger and Acquisition Committee and the Human Resources Committee. Our Board of Directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

Audit Committee. The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors, and risk assessment and risk management. Among other things, the Audit Committee:

•	annually reviews the Audit Committee charter and the committee’s performance;

•	appoints, evaluates and determines the compensation of our independent auditors;

•	reviews and approves the scope of the annual audit, the audit fee and the financial statements;

•	reviews disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information;

•	oversees investigations into complaints concerning financial matters, if any; and

•	reviews other risks that may have a significant impact on our financial statements.

The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

Upon completion of the offering, the Audit Committee will be composed solely of members who satisfy the applicable independence and other requirements of the SEC and the Nasdaq Stock Market for Audit Committees, and at least one of its members will be an “audit committee financial expert.” Before completion of the offering, the Audit Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.firstnbcbank.com.

Human Resources Committee. The Human Resources Committee is responsible for discharging the Board’s responsibilities relating to compensation of the executives and directors. Among other things, the Committee:

•	evaluates human resources and compensation strategies;

•	reviews and approves objectives relevant to executive officer compensation;

•	evaluates performance and determines the compensation of the Chief Executive Officer in accordance with those objectives;

•	approves any changes to non-equity based benefit plans involving a material financial commitment;

•	recommends to the Board of Directors compensation for directors; and

•	evaluates performance in relation to the Human Resources Committee charter.

Upon completion of the offering, the Human Resources committee will also be charged with:

•	identifying individuals qualified to be directors consistent with the criteria approved the Board of Directors and recommending director nominees to the full Board of Directors;

•	ensuring that the Audit and Human Resources Committees have the benefit of qualified “independent” directors;

•	overseeing management continuity planning;

•	leading the Board of Directors in its annual performance review; and

•	taking a leadership role in shaping the corporate governance of our organization.

Upon completion of the offering, the Human Resources Committee will be composed solely of members who satisfy the applicable independence requirements of the SEC and the Nasdaq Stock Market. Before completion of the offering, the Human Resources Committee will adopt a written charter that among other things, specifies the scope of its rights and responsibilities. The charter will be available on our website at www.firstnbcbank.com.

Merger and Acquisition Committee. The Merger and Acquisition Committee meets on an as-needed basis to evaluate acquisition opportunities and make recommendations to the Board of Directors on all such opportunities. The Committee has evaluated at least nine potential acquisitions since our inception. In connection with the evaluation of potential acquisitions, the Committee may conduct feasibility studies, if appropriate. The Committee also oversees the due diligence process undertaken by management in the context of potential transactions.

EXECUTIVE COMPENSATION

Our named executive officers for 2011, which consist of our principal executive officer and the two other most highly compensated executive officers, are:

•	Ashton J. Ryan, Jr., Chairman of the Board, President and Chief Executive Officer;

•	William J. Burnell, Senior Executive Vice President and Chief Credit Officer; and

•	Marsha S. Crowle, Senior Executive Vice President and Chief Compliance Officer.

Although we are not required to do so, we have also elected to provide information about the compensation of Mary Beth Verdigets, Executive Vice President and Chief Financial Officer since June 2011, who is our principal financial officer. We have not entered into employment agreements with any of our executive officers or employees, each of whom serves at the pleasure of our Board of Directors and is an “at will” employee.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers for our fiscal years ended December 31, 2011 and 2010. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by First NBC Bank, where each serves in the same capacity.

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All Other Compensation(4)	Total
Ashton J. Ryan, Jr.	2011	$347,917	$175,000	—	$119,388	$642,304
Chairman, President and Chief Executive Officer(3)	2010	$281,250	$203,837	—	$120,028	$605,116

William J. Burnell	2011	$193,333	$100,000	$129,900	$18,496	$441,729
Senior Executive Vice President and Chief Credit Officer	2010	$154,767	$60,000	—	$14,682	$229,449

Marsha S. Crowle	2011	$195,200	$100,000	$129,900	$2,676	$427,777
Senior Executive Vice President and Chief Compliance Officer	2010	$169,333	$60,000	—	$9,693	$239,026

Mary Beth Verdigets	2011	$147,891	$50,000	$86,100	$15,458	$299,450
Executive Vice President and Chief Financial Officer	2010	$104,167	$30,000	—	$14,077	$148,244

(1)	Bonus reported in year earned.

(2)	The amount reported represents the grant date fair value of stock options granted during the applicable fiscal year and does not represent an amount paid to or realized by the named executive officer during the applicable fiscal year. The grant date fair value of the stock options was calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718, Stock Compensation. For additional information regarding the FASB ASC 718 valuations, please refer to the notes to the audited financial statements included elsewhere in this prospectus. Additional information regarding the awards granted is shown in the “Outstanding Equity Awards at 2011 Fiscal Year-End” table below.

(3)	A portion of Mr. Ryan’s annual salary ($100,000) is paid directly by First NBC Bank Holding Company.

(4)	As other compensation, Mr. Ryan received medical insurance premiums of approximately $9,530 in 2011 and $9,162 in 2010, dental insurance premiums of approximately $268 in 2011 and $213 in 2010, life insurance premiums of approximately $405 in 2011 and $500 in 2010, long-term disability insurance premiums of approximately $500 in 2011 and $638 in 2010, employer 401(k) contributions of approximately $6,717 in 2011 and $6,813 in 2010, employer ESOP contributions of $1,968 in 2011 and $2,703 in 2010, and loan forgiveness of $100,000 in each of 2011 and 2010. As other compensation, Mr. Burnell received medical insurance premiums of approximately $8,868 in 2011 and $5,913 in 2010, dental insurance premiums of approximately $268 in 2011 and $103 in 2010, life insurance premiums of approximately $259 in 2011 and $257 in 2010, long-term disability insurance premiums of approximately $400 in 2011 and $411 in 2010, employer ESOP contributions of $1,968 in 2011 and $1,806 in 2010, and employer 401(k) contributions of approximately $6,733 in 2011 and $6,191 in 2010. As other compensation, Ms. Crowle received life insurance premiums of approximately $279 in 2011 and $321 in 2010, long-term disability insurance premiums of approximately $430 in 2011 and $514 in 2010, employer 401(k) contributions of approximately $6,773 in 2010, and employer ESOP contributions of $1,968 in 2011 and $2,086 in 2010. As other compensation, Ms. Verdigets received medical insurance premiums of approximately $9,526 in 2011 and $9,162 in 2010, life insurance premiums of approximately $170 in 2011 and $201 in 2010, long-term disability insurance premiums of approximately $263 in 2011 and $322 in 2010, employer 401(k) contributions of approximately $4,078 in 2011 and $3,333 in 2010, and employer ESOP contributions of $1,422 in 2011 and $1,058 in 2010.

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table shows the number of shares of our common stock covered by stock options held by our named executive officers and our Chief Financial Officer as of December 31, 2011. All of the awards shown in the table below were granted under the First NBC Bank Holding Company Stock Incentive Plan, as amended, or 2006 Plan. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. Each of the stock options set forth below vests ratably in annual installments over a period of three years from the grant date, beginning on the first anniversary of the grant date. No stock options were exercised by the named executive officers and our Chief Financial Officer during fiscal 2011.

		Option awards(1)(2)
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
William J. Burnell	5/19/2006	20,000		$ 10.00	5/19/2016
	2/24/2011		30,000	$ 12.23	2/24/2021
Marsha S. Crowle	5/19/2006	20,000		$ 10.00	5/19/2016
	2/24/2011		30,000	$ 12.23	2/24/2021
Mary Beth Verdigets	5/19/2006	10,000		$ 10.00	5/19/2016
	2/24/2011		10,000	$ 12.23	2/24/2021
	6/22/2011		10,000	$ 12.70	6/22/2021

(1)	Since December 31, 2011, an additional 10,000 stock options issued to each of Mr. Burnell and Ms. Crowle in 2011, and an additional 6,666 stock options issued to Ms. Verdigets, have become exercisable under the terms of their respective award agreements.

(2)	Since December 31, 2011, each of Mr. Burnell and Ms. Crowle has received an additional grant of 7,500 stock options, and Ms. Verdigets has received an additional grant of 5,000 stock options. These options have an exercise price of $14.20, vest ratably in annual installments over a period of three years from the grant date beginning on the first anniversary of the grant date, and expire 10 years from the grant date.

Stock Incentive Plan

Our Board of Directors adopted the 2006 Plan, to provide additional incentives to officers, directors and employees for their contributions to our business. Since adoption, the 2006 Plan has been amended to increase the number of stock awards and incentive stock options issuable under the plan and to provide for the issuance of stock, in lieu of cash, in connection with director fees. The 2006 Plan provides for the issuance of up to 1,018,000 common shares relating to stock awards, which may be issued in the form of stock options, restricted stock and director stock awards. Of this amount, up to 418,000 shares may be issued upon the exercise of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, although no incentive stock options have been issued to date. All stock options and restricted stock awards under the 2006 Plan are made by means of an award agreement, which contains the specific terms and conditions of the grant, which may include terms relative to vesting, rights upon death, disability or other termination of service, rights upon change in control, acceleration of benefits, transferability and amendments, among other things.

As of June 30, 2012, an aggregate of 813,684 stock options were issued and outstanding with a weighted average exercise price of $12.77 per share. In addition, we have issued a total of 25,667 shares of restricted stock under the 2006 Plan, all of which have vested, and 7,819 shares in stock grants to Mr. Ryan. Finally, a total of 12,331 shares of our common stock have been issued to directors in lieu of cash director fees. After taking into account all outstanding unexercised stock options and restricted stock, all shares of our common stock issued upon exercise of stock options, all common shares for which restrictions have lapsed, and all shares issued to directors in lieu of cash director fees, an aggregate of 158,499 common shares related to stock awards remain available for issuance under the plan.

Administration of the 2006 Plan. The 2006 Plan is administered by the Human Resources Committee of our Board of Directors, which has significant discretion with respect to the issuance of awards, establishment of award terms, modification of plan requirements and adoption of policies and practices related to the implementation of the plan.

Share authorization. As stated above, the 2006 Plan authorizes the issuance of up to 1,018,000 common shares with respect to stock awards, an aggregate of 158,499 of which remain available for issuance under the plan. In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, our Board will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2006 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2006 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2006 Plan with respect to the award will again be available for making awards under the plan.

Stock options. Most stock options granted under the 2006 Plan vest ratably in annual installments over a period of three years from the date of grant date, beginning on the first anniversary of the grant date. The term of an option cannot exceed 10 years from the date of grant. Options that have not vested upon the termination of the optionholder’s employment with First NBC Bank expire immediately, while vested options must be exercised within 15 days after the date of termination of employment. If we experience a change in control (as defined under the 2006 Plan), unless otherwise provided in an award agreement, all outstanding stock options become immediately exercisable and all restrictions on restricted stock lapse.

Director stock awards. Our Board of Directors amended the 2006 Plan on February 16, 2012 to enable a director to elect to receive half of his or her director fees in the form of common stock, rather than solely in cash. All shares issued under the director option program are issuable at “fair market value” as defined in the plan on the date of issuance and reduce the remaining shares issuable under the 2006 Plan.

Restricted stock. The 2006 Plan authorizes the issuance of restricted stock, although our Board of Directors has made limited use of restricted stock awards. A participant who receives a restricted stock award will have all of the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares, except that dividends with respect to the shares of restricted stock will be subject to any restrictions on transfer, forfeiture or reinvestment as the Board may prescribe in the award agreement. During the period, if any, when stock awards are non-transferable or forfeitable, a participant is prohibited from selling, transferring, assigning, pledging or otherwise encumbering or disposing of his or her award shares. Restricted stock awards represent unfunded and unsecured obligations.

401(k) Retirement Plan

We maintain a defined contribution 401(k) retirement savings plan for our employees. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to our 401(k) plan and income earned on those contributions are not taxable to participants until withdrawn or distributed from the 401(k) plan. Our 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit of $16,500 for 2011 and $17,000 for 2012. Prior to January 1, 2012, we made employer matching contributions to the plan in an amount of up to 4% of eligible employee compensation. Effective January 1, 2012, we began making a safe harbor 4% contribution to all eligible employees that participate in our 401(k) plan. Participants who are at least 50 years old are also entitled to make “catch-up” contributions, which in 2011 and 2012 may be up to an additional $5,500 above the statutory limit. Under our 401(k) plan, each employee is fully vested in his or her deferred salary contributions and our safe harbor plan contributions. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule.

Deferred Compensation Plan

On June 30, 2012, we established a non-qualified deferred compensation plan to provide certain additional retirement benefits to our officers and key employees and those of our affiliates, including First NBC Bank. Under the plan, a participant is permitted to defer compensation, subject to certain limitations, generally until a fixed future date of his or her retirement. In our sole discretion, we may make matching contributions to participants’ accounts. Participants are fully vested in their contributions at the time of deferral, and those contributions may not be forfeited. Any contributions that we make to participant accounts under the plan may be subject to vesting and forfeiture. To date, we have made no contributions to any participant account under the plan.

Employee Stock Ownership Plan

We have established an employee stock ownership plan, or ESOP, for the benefit of eligible employees. The Human Resources Committee administers the ESOP and makes recommendations to our Board of Directors with respect to the annual discretionary contribution. Contemporaneously with the effectiveness of the ESOP, we sold 50,000 shares of common stock to the ESOP at a price of $11.00 per share, which represent the only shares held by the ESOP at this time. The purchase price was paid by the ESOP from the proceeds of a loan extended to the ESOP trust from a third party lender having a term of five years, and the common stock acquired by the ESOP was pledged as collateral against the loan. Because the ESOP is leveraged, a proportionate amount of the pledged shares is released annually by the lending bank as the loan is repaid, and those shares are released to the accounts of participants on a proportionate basis based on eligible compensation paid to each participant. All participants in the ESOP vest in the annual allocations to their respective accounts at 20% per year. We recognized compensation expense with respect to the ESOP of $145,000 and $110,000 for the years ended December 31, 2011 and 2010, respectively, and a total of 10,000 shares were released to the accounts of eligible participants in each of 2011 and 2010. The ESOP is also intended to qualify as a tax-qualified plan under the Internal Revenue Code so that contributions to the ESOP and the increase in the value of the shares held under the ESOP are not taxable to participants until withdrawn or distributed from the ESOP. Tax-qualified plans, such as the ESOP, are required to report account values on an annual basis under the Employer Retirement Income Security Act, as amended. Solely for this purpose, the ESOP trustee obtained an independent appraisal of the shares of our common stock held in the ESOP. As of December 31, 2011, the value of the shares of common stock held in the ESOP was determined to be $16.92 per share. Because there is no established public trading market for shares of our common stock, this value obtained for ESOP purposes may not reflect the actual market value of our common stock.

Compensation of Directors

We pay our directors, other than Mr. Ryan, based on the directors’ participation in Board and committee meetings held throughout the year, and First NBC Bank pays its directors in the same manner. Mr. Ryan does not receive any direct remuneration for serving as a director of First NBC Bank or us. During 2011, directors received $1,800 per Board meeting attended and $500 per committee meeting attended. Directors who serve as committee chairs received an additional $400 per meeting attended for serving in that role. During 2011, all payments for directors’ fees were made in cash. In February 2012, we amended our stock incentive plan to enable each director to elect to receive up to half of his or her directors’ fees in the form of common stock, rather than solely in cash.

In addition, in May 2012, we granted stock options to each our directors, as well as those of First NBC Bank. Each of our directors received a grant of 12,000 options, and each director of First NBC Bank received a grant of 8,000 options. These options vest ratably in annual installments over a period of five years from the grant date, beginning on the first anniversary of the grant date, and expire 10 years from the grant date.

The following table sets forth compensation paid, earned or awarded during 2011 to each of our directors other than Mr. Ryan, whose compensation is described in the “Summary Compensation Table” above.

Name	Fees Earned or Paid in Cash	Total Compensation
William M. Carrouche	$24,600	$24,600
John F. French	18,200	18,200
Leander J. Foley, III	2,000	2,000
Leon L. Giorgio, Jr.	20,900	20,900
Shivan Govindan	20,700	20,700
L. Blake Jones	15,400	15,400
Louis V. Lauricella	4,000	4,000
Mark G. Merlo	1,500	1,500
Dr. Charles C. Teamer(1)	—	—
Joseph F. Toomy	21,300	21,300

(1)	Dr. Teamer is employed by First NBC Bank and serves as its Vice Chairman. He did not receive any direct remuneration for serving as a director in 2011, although he is being compensated on the same basis as all other directors in 2012. Dr. Teamer earned $52,267 in his capacity as an employee of First NBC Bank in 2011.

Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current articles of incorporation and bylaws, as well as the articles of incorporation and bylaws of First NBC Bank.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides information regarding the beneficial ownership of our common stock as of [    ], 2012, and as adjusted to reflect the completion of the offering, for:

•	each person known to us to be the beneficial owner of more than five percent of our common stock;

•	each of our directors and executive officers;

•	all directors and named executive officers, as a group; and

•	each selling shareholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o First NBC Bank Holding Company, 210 Baronne Street, New Orleans, Louisiana 70112.

The tables below calculate the percentage of beneficial ownership based on 13,052,583 shares of common stock outstanding as of [    ], 2012 and [    ] shares of common stock outstanding upon completion of the offering, except as follows. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within sixty days of [    ]. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Our directors and executive officers own [    ] shares of our common stock, which amount is not expected to materially change as a result of the offering.

	As of [ ], 2012		After the Offering
	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Name of Beneficial Owner

Greater than 5% shareholders
Castle Creek Partners IV, L.P.(1)	1,287,241	9.86%	[ ]
Blue Pine Partners, L.L.C.(2)	1,287,241	9.86%	1,287,241
Endicott Management Company(3)	827,000	6.34%	827,000

Directors and Executive Officers
William J. Burnell(4)	30,343	*	30,343
William M. Carrouche(5)	610,869	4.68%	610,869
Marsha S. Crowle(6)	30,368	*	30,368
John F. French(7)	148,449	1.14%	148,449
Leander J. Foley, III(8)	101,283	*	101,283
Leon L. Giorgio, Jr.(9)	58,557	*	58,557
Shivan Govindan(10)	554,834	4.25%	554,834
George Jourdan(11)	28,705	*	28,705
L. Blake Jones(12)	111,057	*	111,057
Louis V. Lauricella(13)	200,282	1.53%	200,282
Mark G. Merlo(1)	1,287,241	9.86%	[ ]
William M. Roohi(14)	13,586	*	13,586
Ashton J. Ryan, Jr.(15)	468,910	3.59%	468,910
Dr. Charles C. Teamer(16)	41,918	*	41,918
Joseph F. Toomy	88,557	*	88,557
Mary Beth Verdigets(17)	16,892	*	16,892
All directors and executive officers, as a group (16 persons)	3,791,851	28.66%	4,708,692

Other Selling Shareholders

[    ]

(1)	Represents 1,278,241 shares of common stock, and 916,841 shares of Series C preferred stock, a portion of which will be convertible into common stock upon completion of the offering, held of record by Castle Creek Capital Fund IV, for which Castle Creek Partners IV, LP serves as general partner. Mark G. Merlo, principal of Castle Creek Partners IV, LP, exercises voting control of the shares. The business address for Castle Creek Partners IV, LP is 6051 El Tordo, Rancho Santa Fe, California 92067.
(2)	Represents 1,205,609 shares held of record by Blue Pine Crescent Limited Partnership and 81,632 shares held of record by Blue Pine Financial Opportunities Fund, L.P., over which Blue Pine Partners, L.L.C. serves as general partner. Hans Schroeder is managing member of Blue Pines Partners, L.L.C. The business address of Blue Pines Partners, L.L.C. is 1149 Chestnut Street, Suite 8, Menlo Park, California 94025.
(3)	Represents 395,750 shares held of record by Endicott Opportunity Partners, L.P., a limited partnership over which W.R.D. Endicott, L.L.C. serves as general partner, and 431,250 shares held of record by Endicott Opportunity Partners II, L.P., a limited partnership over which W.R. Endicott IIP, L.L.C. serves as general partner. Endicott Management Company serves as the investment manager of Endicott Opportunity Partners, L.P. and Endicott Opportunity Partners II, L.P. Wayne Goldstein and Robert Usdan serve as the managing members of W.R.D. Endicott, L.L.C. and W.R. Endicott IIP, L.L.C., as well as the co-Presidents, sole directors and sole shareholders of Endicott Management Company. The business address for Endicott Management Company is 360 Madison Avenue, 21st Floor, New York, New York 10017.
(4)	Represents vested options to purchase 30,000 shares of common stock and 343 shares of common stock allocated to Mr. Burnell’s account in the ESOP.
(5)	Represents shares held of record by Fire Fighters’ Pension & Relief Fund for the City of New Orleans, an entity over which Mr. Carrouche exercises control as President.
(6)	Represents vested options to purchase 30,000 shares of common stock and 368 shares of common stock allocated to Ms. Crowle’s account in the ESOP.
(7)	Includes 68,696 shares held of record by Penthouse Apartment Management, LLC and 58,696 shares held of record by The Columbus Group, Inc., entities over which Mr. French exercises control, and vested warrants to purchase 10,000 shares of common stock.
(8)	Includes vested warrants to purchase 23,602 shares of common stock.
(9)	Includes 22,500 shares held of record by Select Properties, Ltd., 10,000 shares of record by J.K. Lee, Inc. and 15,000 shares held of record by 2121 Limited Partnership, over all of which Mr. Giorgio has beneficial ownership.
(10)	Represents 231,196 shares held of record by Compass Island Partners A, L.P., 22,414 shares held of record by Cradle Cove Partners II, L.P., 177,536 shares held of record by Compass Island Partners, L.P., and 123,688 shares held of record by Cradle Cove Partners, L.P. Mr. Govindan is President of Resource Financial Institutions Group, Inc., which is the general partner of Compass Island Partners A, L.P., Cradle Cove Partners II, L.P., Compass Islands Partners, L.P. and Cradle Cove Partners, L.P. Resource Financial Institutions Group is a wholly-owned subsidiary of Resource Financial Fund Management, Inc., which is a wholly-owned subsidiary of Resource America, Inc., a publicly-held corporation. As a result, Resource America, Resource Fund Financial Management, Resource Financial Institutions Group and Shivan Govindan, who has the power to vote and dispose of the shares held by the limited partnerships listed above, may be deemed the beneficial owners of the shares. Resource America, Resource Fund Financial Management, Resource Financial Institutions Group and Shivan Govindan disclaim beneficial ownership of the shares, except to the extent of their pecuniary interest therein.
(11)	Includes vested options to purchase 23,333 shares of common stock and 372 shares of common stock allocated to Mr. Jourdan’s account in the ESOP.
(12)	Includes vested warrants to purchase 10,000 shares of common stock.
(13)	Includes 200,000 shares held of record by Elmwood Banking Investment, L.L.C., a wholly-owned subsidiary of Lauricella Land Company, L.L.C., an entity for which Mr. Lauricella serves as managing member.
(14)	Includes vested options to purchase 13,333 shares of common stock and 253 shares of common stock allocated to Mr. Roohi’s account in the ESOP.
(15)	Includes 424 shares of common stock allocated to Mr. Ryan’s account in the ESOP.
(16)	Includes vested warrants to purchase 12,918 shares of common stock.
(17)	Represents vested options to purchase 16,667 shares of common stock and 225 shares of common stock allocated to Ms. Verdiget’s account in the ESOP.

DESCRIPTION OF CAPITAL STOCK

The following descriptions include summaries of the material terms of our amended and restated articles of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the amended and restated articles of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our articles of incorporation authorize us to issue a total of 20,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share, of which 1,680,219 shares have been designated as Series C preferred stock, and 37,935 shares have been designated as Series D preferred stock. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

Common Stock

As of June 30, 2012, 13,052,583 shares of our common stock were issued and outstanding and held by approximately 300 shareholders of record. We have reserved an additional 916,841 shares for issuance upon the conversion of our Series C preferred stock and 249,559 shares for issuance upon exercise of outstanding stock warrants. We have also reserved 1,018,000 shares for issuance in connection with stock awards granted under our stock incentive plan, 813,684 of which awards have been issued as of the date of the prospectus.

Voting. Each holder of our common stock is entitled to one vote for each share on all matters submitted to the shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Accordingly, holders of 50% or more of the shares voting will be able to elect all of the directors.

Dividends and other distributions. Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred securities that we may issue, all shares of our common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by our Board of Directors. Upon any voluntary or involuntarily liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share equally in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock.

Preemptive rights. Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

Preferred Stock

Our articles of incorporation permit us to issue one or more series of preferred stock and authorize our Board of Directors to designate the preferences, limitations and relative rights of any such series of preferred stock. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of our Board of Directors. While the terms of preferred stock may vary from series to series, common shareholders should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.

Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.

At this time, two series of preferred stock are authorized, issued and outstanding. We issued 1,680,219 shares of Series C preferred stock in connection with a private sale of our capital stock to an investor. Of this amount, 763,378 shares have been converted into shares of our common stock, and the remaining 916,841 shares are outstanding. We issued 37,935 shares of our Series D preferred stock in connection with our participation in the Treasury’s Small Business Lending Fund program, all of which are outstanding. Our Series A and Series B preferred shares, which were issued to the United States Treasury in connection with our participation in its Capital Purchase Program, have been redeemed and the series have been cancelled.

Series C preferred. The Series C preferred stock is perpetual, although it is subject to mandatory conversion as described below. The Series C preferred stock generally ranks on par with our common stock. Accordingly, holders of Series C preferred stock are entitled to dividends and liquidating distributions only to the extent and in the same per share amounts as our common shareholders. Series C preferred stock is non-voting, except as otherwise required by law, and is not subject to redemption.

Series C preferred stock is subject to conversion into common stock, on a one-for-one basis (subject to adjustment in certain events, including combinations or divisions of common stock) by the holder, and upon request by us, at any time provided that, upon conversion, the holder together with its affiliates will not own or control in the aggregate more than 9.9% of our issued and outstanding shares. In addition, each share of Series C preferred stock will automatically convert into one share of common stock (subject to adjustment in certain events, including combinations or divisions of common stock) upon a transfer to a non-affiliated party in a “permissible transfer,” which consists of (i) a widespread public distribution, (ii) a transfer in which no transferee (or group of associated transferees) would receive more than two percent (2%) of any class of our voting securities or (iii) a transfer to a transferee that would control more than fifty percent (50%) of our voting securities without any transfer from the holder of Series C preferred stock.

We expect that a portion of the issued and outstanding Series C preferred stock will be converted into common stock immediately following the completion of this offering because the issuance of common stock in this offering will reduce the aggregate ownership of common stock by the holder of the Series C preferred stock, upon conversion of those shares, to less than 9.9% of our issued and outstanding common shares.

Series D preferred. The Small Business Lending Fund program was created by the U.S. Treasury to encourage banks to increase lending to small businesses by offering low cost capital to qualified issuers. Because we were already active in lending to small businesses in our market area, the program represented an opportunity to access low cost capital that was non-dilutive to our shareholders. In connection with our participation in the program, we created and issued to the Treasury 37,935 shares of our Series D preferred stock in August 2011.

The Series D preferred stock pays noncumulative quarterly distributions to Treasury. The dividend rate on the Series D preferred stock is subject to adjustment over the second through tenth dividend periods and could be as high as 5% per annum if our “qualified small business lending” decreases below certain levels or we fail to comply with certain other terms of our Series D preferred stock. From the eleventh dividend period through 4.5 years from our issuance of the Series D preferred stock, the annual dividend rate will be fixed at a rate between 1% and 7%, based on the level of our “qualified small business lending” at the end of the ninth dividend period. In addition, if our “qualified small business lending” at the end of the ninth dividend period does not exceed our baseline calculation, we will also be subject to a lending incentive fee of 2% per annum, payable quarterly, calculated on the liquidation value of our Series D preferred stock, beginning with the dividend payment dates on or after April 1, 2014 and ending April 1, 2016. The dividend rate increases to a fixed rate of 9% after 4.5 years from the issuance of our Series D preferred stock, regardless of the previous rate, until all of the preferred shares are redeemed. As a result of the level of our “qualified small business lending,” our dividend rate for each quarterly dividend period since issuance, except the initial dividend period, has been 1% per annum.

Our Series D preferred stock is subject to redemption at our option, subject to the prior approval of the Federal Reserve.

Stock Warrants

Organizer warrants. Before First NBC Bank opened for business, its organizers advanced cash to fund organizational and other pre-operating expenses, as well as the acquisition costs of certain assets that have been capitalized. By funding these pre-opening activities, First NBC Bank’s organizers placed funds “at risk” in connection with its organization and bore the risk of loss with respect to those direct cash advances in the event that First NBC Bank did not open. Accordingly, in recognition of the substantial financial risks undertaken by its organizers, First NBC Bank granted warrants to purchase shares of its common stock to each organizer in an amount equal to one warrant for each $10.00 advanced, or 162,500 warrants in the aggregate. In connection with our organization as a bank holding company for First NBC Bank, we exchanged holding company warrants for the original First NBC Bank warrants on a one-for-one basis. All organizer warrants are exercisable at a price of $10.00 per share, the initial offering price for shares of First NBC Bank, and may be exercised prior to May 19, 2016.

Dryades warrants. We also issued, in the aggregate, 87,059 stock warrants to shareholders of Dryades Bancorp, Inc. in April 2008 in connection with our acquisition of that entity. The warrants issued in the Dryades acquisition are exercisable at a price of $19.50 per share and may be exercised at any time within 10 years from the date of issuance. To protect the value of the warrants, warrant holders are entitled to certain adjustments in the event of a recapitalization, stock dividend, stock split, combination of shares or other change in the number of outstanding shares of our common stock, or if we merge, consolidate or otherwise reorganize with or into any other corporation.

Selected Provisions of our Articles of Incorporation and Bylaws

Protective provisions. Certain provisions of our articles of incorporation and bylaws highlighted below may have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management. Among other things, our articles of incorporation and bylaws:

•

enable our Board of Directors to issue “blank check” preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by the Board;

•	require an 80% vote of our shareholders to repeal the sections of our articles of incorporation addressing limitation of liability and indemnification of our officers and directors;

•

enable our Board of Directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;

•	enable our Board of Directors to amend our bylaws without shareholder approval;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

require the written request of the holders of not less than two-thirds of the holders of all issued and outstanding stock entitled to vote at a meeting (as validated by the Board of Directors) to call a special shareholders’ meeting; and

•

establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the Board of Directors.

In addition, the corporate laws and regulations applicable to us enable our Board of Directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common or preferred stock. The ability of our Board of Directors to issue authorized but unissued shares of our common or preferred stock at its sole discretion may enable our Board to sell shares to individuals or groups who the Board perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our Board of Directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.

Although our bylaws do not give our Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.

Furthermore, the Louisiana Business Corporation Law requires that a merger in which we are not the surviving party be approved by two-thirds of our shareholders. However, we are not subject to the heightened shareholder approval requirements contained in Sections 132 through 134 of the Louisiana Business Corporation Law, which require approval of 80% of our shareholders for certain business combinations unless a statutory “fair price” standard is met, or the voting limitations contained in Sections 135 through 140.2 of the Louisiana Business Corporation Law, which limit the voting power of a shareholder that acquires voting shares above certain specified thresholds.

Indemnification. Our articles of incorporation provide generally that we will indemnify and hold harmless, to the fullest extent permitted by Louisiana law, our respective directors and officers, as well as other persons who have served as directors, officers, fiduciaries or in other representative capacities, serving at our request in connection with any actual or threatened action, proceeding or investigation, subject to limited exceptions. To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Limitation of liability. Our articles of incorporation limit the personal liability of our directors in actions brought on our behalf or on behalf of our shareholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director, with certain exceptions. Our articles of incorporation do not eliminate or limit our right or the right of our shareholders to seek injunctive or other equitable relief not involving monetary damages.

Shareholder action upon written consent. Our articles of incorporation provide that any action required or permitted by law to be taken at a meeting of our shareholders may be taken without a meeting, without prior notice, and without a vote, if a written consent setting forth the action taken is signed by the holders of shares representing not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted.

Listing and Trading

Our common stock, Series C preferred stock and Series D preferred stock currently are not listed on any securities exchange. We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol “[    ].”

Transfer Agent and Registrar

Upon completion of the offering, the transfer agent and registrar for our common stock will be [    ].

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

Upon completion of this offering, we will have [    ] shares of common stock issued and outstanding ([    ] shares if the underwriters exercise in full their purchase option). The number of issued and outstanding common shares will increase to [    ] upon the conversion of our Series C preferred stock, which will become convertible and is expected to be converted in part, upon completion of the offering. In addition, 813,684 shares of our common stock are issuable upon the exercise of outstanding stock options, 162,500 shares are issuable upon the exercise of warrants issued to the organizers of First NBC Bank, and 87,059 shares are issuable upon the exercise of warrants issued to the shareholders of Dryades Bancorp, Inc.

Of these shares, the [    ] shares sold in this offering (or [    ] shares, if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining [    ] outstanding shares will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

Our executive officers and directors and certain other shareholders, who will own in the aggregate approximately [    ] shares of our common stock after the offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For additional information, see “Underwriting – Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.

Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.

Rule 144

All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon completion of the offering, we expect that approximately [    ]% of our outstanding common stock ([    ]% of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates.”

Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately [    ] common shares immediately after this offering (assuming the underwriters do not elect to exercise their purchase option), or the average weekly trading volume of our common stock on the Nasdaq

Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Stock Incentive Plan

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance upon the exercise of stock options under our stock incentive plan. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2009, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Castle Creek Capital Fund IV Investment

In connection with our most recent private placement offering, which commenced on June 29, 2011, we sold 523,863 shares of our common stock and 1,680,219 shares of our Series C preferred stock at a price of $12.25 per share to Castle Creek Capital Fund IV. For additional information on the terms of the Series C preferred stock, see “Description of Capital Stock – Preferred Stock.” Subsequent to issuance, Castle Creek Capital Fund IV converted 763,378 shares of Series C preferred stock into an equal number of shares of common stock.

In connection with the investment, we entered into an agreement with Castle Creek Partners IV, L.P., the general partner of Castle Creek Capital Fund IV, that permits it to appoint one representative to our Board of Directors, and one nonvoting observer to the Board of Directors of First NBC Bank, for so long as Castle Creek Partners IV, L.P. and its affiliates own at least 81,632 shares of our common stock. Mr. Merlo was appointed to the Board of Directors in August 2011 as the representative of Castle Creek Partners IV, L.P.

In connection with the investment, we also made certain representations and warranties and covenants regarding First NBC Bank and us and agreed to provide limited indemnification rights to Castle Creek Partners IV, L.P. in connection with the representations and warranties. In addition, we agreed to provide Castle Creek Partners IV, L.P. with certain limited management rights to enable it to qualify as a Venture Capital Operating Company as a result of its investment. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Blue Pine Partners Investment

In connection with our most recent private placement offering, which commenced on June 29, 2011, we sold 1,205,609 shares of our common stock to Blue Pine Crescent Limited Partnership, and 81,632 shares of our common stock to Blue Pine Financial Opportunities Fund, L.P., at a price of $12.25 per share. Blue Pine Partners, L.L.C. serves as the general partner of each of Blue Pine Crescent Limited Partnership and Blue Pine Financial Opportunities Fund, L.P.

In connection with the investment, we entered into an agreement with Blue Pine Crescent Limited Partnership that provided it with certain additional rights, including the ability to appoint one nonvoting observer to our Board of Directors, for so long as Blue Pine Crescent Limited Partnership owns at least two percent of our outstanding stock. We also agreed not to take any action that would cause the aggregate ownership of Blue Pine Crescent Limited Partnership and its affiliates to exceed 10% of any class of voting securities. In addition, we granted certain non-dilution rights to Blue Pine Crescent Limited Partnership. We believe the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

Commercial Lease Relationships

First NBC Bank leases a building that houses the Carondelet branch office from a partnership that is owned by directors Leander J. Foley, III and Dr. Charles C. Teamer. The lease commenced in October 2004 for a term of five years and contained multiple five-year extensions at the bank’s option. The bank exercised its first extension in October 2009. We believe that the rental payments due under the lease were based on market rates and are commensurate with rental arrangements that would be obtained in arm’s-length negotiations with an unaffiliated third party. We paid annual rent of approximately $184,120 for each of the years ended December 31, 2011, 2010 and 2009. We have agreed to pay annual rent of approximately $184,120 for each of the years ended December 31, 2012 and 2013, and if we extend the lease for an additional five-year period in accordance with its terms, we would pay approximately $184,120 in rent for the year ended December 31, 2014.

First NBC Bank leases a parcel of land that will serve as the site of a future bank branch from Fire Fighters’ Pension & Relief Fund for the City of New Orleans, our shareholder. Director William Carrouche serves as President of the fund. The lease commenced April 1, 2012 for a term of twenty years and allows multiple five-year extensions at the bank’s option. We believe that the rental payments due under the lease were based on market rates and are commensurate with rental arrangements that would be obtained in arm’s-length negotiations with an unaffiliated third party. We expect to pay approximately $80,040 in annual rent for each of the 2012, 2013 and 2014 calendar years.

Private Placement Offerings

We have engaged in several private offerings of our common stock since January 1, 2009, in which certain of our executive officers, directors and principal shareholders participated. In addition to the shares purchased by Castle Creek Fund IV and the entities affiliated with Blue Pines Partners, L.L.C., which are separately described above, the following directors purchased at least $120,000 in common stock during any calendar year since January 1, 2010:

•

The Fire Fighters’ Pension & Relief Fund for the City of New Orleans, an entity over which director Frank Carrouche exercises control, purchased 260,869 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•

Penthouse Apartment Managers, LLC and The Columbus Group, Inc., entities over which director John F. French exercises control, purchased an aggregate of 17,392 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•	Director L. Blake Jones purchased 20,000 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•	Director Leander J. Foley, III purchased 26,245 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

•	Director Joseph Toomy purchased 29,000 shares of common stock at a price of $11.50 per share in connection with our June 2010 private placement offering.

Ordinary Banking Relationships

Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, First NBC Bank or us in the ordinary course of business. These transactions include deposits, loans, wealth management products and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.

Policies and Procedures Regarding Related Party Transactions

Transactions by First NBC Bank or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act (which govern certain transactions by First NBC Bank with its affiliates) and the Federal Reserve’s Regulation O (which governs certain loans by First NBC Bank to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

In addition, prior to completion of the offering, our Board of Directors will adopt a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and the Nasdaq concerning related party transactions. Related party transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of First NBC Bank Holding Company include directors (including nominees for election as directors), executive officers, 5% shareholders and the immediate family members of these persons. Our Chief Compliance Officer, in consultation with management and outside counsel, as appropriate, will review potential related party transactions to determine if they are subject to the policy. If so, the transaction will be referred to the Human Resources Committee for approval. In determining whether to approve a related party transaction, the Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party’s interest in the transaction, the appearance of an improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director’s independence, the acceptability of the transaction to our regulators and the potential violations of other corporate policies. Upon completion of the offering, our Related Party Transactions Policy will be available on our website at www.firstnbcbank.com, as an annex to our Corporate Governance Guidelines.

SUPERVISION AND REGULATION

General

Banking is highly regulated under federal and state law. We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and are subject to supervision, regulation and examination by the Federal Reserve. First NBC Bank is a commercial bank chartered under the laws of the State of Louisiana that is not a member of the Federal Reserve System and is subject to supervision, regulation and examination by the Louisiana Office of Financial Institutions, or OFI, and the FDIC. This system of supervision and regulation establishes a comprehensive framework for our operations and, consequently, can have a material impact on our growth and earnings performance.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This system is intended primarily for the protection of the FDIC’s deposit insurance funds, bank depositors and the public, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and, with respect to banks, terminate deposit insurance or place the bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.

The following is a summary of certain relevant laws, rules and regulations governing banks and bank holding companies, but does not purport to be a complete summary of all applicable laws, rules and regulations.

Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, was enacted. The Dodd-Frank Act aims to restore responsibility and accountability to the financial system by significantly altering the regulation of financial institutions and the financial services industry. Most of the provisions of the Dodd-Frank Act have delayed effective dates. Full implementation of the Dodd-Frank Act will require many new rules to be issued by federal regulatory agencies over the next several years, which will profoundly affect how financial institutions will be regulated in the future. The ultimate effect of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is uncertain at this time.

The Dodd-Frank Act, among other things:

•

establishes the Consumer Financial Protection Bureau, an independent organization within the Federal Reserve with centralized responsibility for promulgating and enforcing federal consumer protection laws applicable to all entities offering consumer financial products or services;

•	establishes the Financial Stability Oversight Council, tasked with the authority to identify and monitor institutions and systems that pose a systemic risk to the financial system;

•

changes the assessment base for federal deposit insurance from the amount of insured deposits held by the depository institution to the institution’s average total consolidated assets less tangible equity;

•	increases the minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35%;

•

permanently increases the deposit insurance coverage amount from $100,000 to $250,000 and provides unlimited federal deposit insurance until January 1, 2013 for noninterest-bearing transaction accounts at all insured depository institutions;

•

requires the FDIC to make its capital requirements for insured depository institutions countercyclical, so that capital requirements increase in times of economic expansion and decrease in times of economic contraction;

•

requires bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state and requires any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed;”

•	directs the Federal Reserve to establish interchange fees for debit cards under a restrictive “reasonable and proportional cost” per transaction standard;

•	limits the ability of banking organizations to sponsor or invest in private equity and hedge funds and to engage in proprietary trading;

•	increases regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

•

restricts the preemption of select state laws by federal banking law applicable to national banks and disallow subsidiaries and affiliates of national banks from availing themselves of such preemption;

•	authorizes national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and

•	repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

Some of these provisions may have the consequence of increasing our expenses, decreasing our revenues, and changing the activities in which we choose to engage. The environment in which banking organizations will operate after the financial crisis, including legislative and regulatory changes affecting capital, liquidity, supervision, permissible activities, corporate governance and compensation, changes in fiscal policy and steps to eliminate government support for banking organizations, may have long-term effects on the business model and profitability of banking organizations that cannot now be foreseen. The specific impact on our current activities or new financial activities we may consider in the future, our financial performance and the market in which we operate will depend on the manner in which the relevant agencies develop and implement the required rules and the reaction of market participants to these regulatory developments. Many aspects of the Dodd-Frank Act are subject to further rulemaking and will take effect over several years. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Regulatory Capital Requirements

Capital adequacy. The Federal Reserve Board monitors the capital adequacy of our holding company, on a consolidated basis, and the FDIC and the OFI monitor the capital adequacy of First NBC Bank. The regulatory agencies use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy and consider these capital levels when taking action on various types of applications and when conducting supervisory activities related to safety and soundness. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among financial institutions and their holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. Regulatory capital, in turn, is classified in one of two tiers. “Tier 1” capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill, most intangible assets and certain other assets. “Tier 2” capital includes, among other things, qualifying subordinated debt and allowances for loan and lease losses, subject to limitations. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

FDIC and Federal Reserve regulations currently require banks and bank holding companies generally to maintain three minimum capital standards: (1) a tier 1 capital to adjusted total assets ratio, or “leverage capital ratio,” of at least 4%, (2) a tier 1 capital to risk-weighted assets ratio, or “tier 1 risk-based capital ratio,” of at least 4% and (3) a total risk-based capital (tier 1 plus tier 2) to risk-weighted assets ratio, or “total risk-based capital ratio,” of at least 8%. In addition, the prompt corrective action standards discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. These capital requirements are minimum requirements. Higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions, or if required by the banking regulators due to the economic conditions impacting our market. For example, FDIC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

Failure to meet capital guidelines could subject us to a variety of enforcement remedies, including issuance of a capital directive, a prohibition on accepting brokered deposits, other restrictions on our business and the termination of deposit insurance by the FDIC.

The Dodd-Frank Act directs federal banking agencies to establish minimum leverage capital requirements and minimum risk-based capital requirements for depository institution holding companies and nonbank financial companies supervised by the Federal Reserve Board that are not less than the “generally applicable leverage and risk-based capital requirements” applicable to insured depository institutions, in effect applying the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies. In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution pose to the institution and the public and private stakeholders, including risks arising from certain enumerated activities. The federal banking agencies have proposed changes to existing capital guidelines, as described below under “— Basel III.” We cannot be certain what impact any changes to existing capital guidelines will ultimately have on First NBC Bank or us.

Prompt corrective action regulations. Under the prompt corrective action regulations, the FDIC is required and authorized to take supervisory actions against undercapitalized financial institutions. For this purpose, a bank is placed in one of the following five categories based on its capital: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the prompt corrective action regulations, as currently in effect, to be well capitalized, a bank must have a leverage capital ratio of at least 5%, a tier 1 risk-based capital ratio of 6% and a total risk-based capital ratio of at least 10% and must not be subject to any order or written agreement or directive by a federal banking agency to meet and maintain a specific capital level for any capital measure. As discussed below under “— Basel III,” the federal banking agencies have proposed changes to the capital thresholds applicable to each of the five categories under the prompt corrective action regulations.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, banking regulators must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. An undercapitalized institution also is generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

Furthermore, a bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5% of an “undercapitalized” subsidiary’s assets at the time it became “undercapitalized” or the amount required to meet regulatory capital requirements.

The capital classification of a bank affects the frequency of regulatory examinations, the bank’s ability to engage in certain activities and the deposit insurance premiums paid by the bank. As of June 30, 2012, First NBC Bank met the requirements to be well capitalized based on the aforementioned ratios for purposes of the prompt corrective action regulations, as currently in effect.

Basel III. The current risk-based capital guidelines that apply to First NBC Bank and us are based on the 1988 capital accord, referred to as Basel I, of the Basel Committee on Banking Supervision, a committee of central banks and bank supervisors, as implemented by federal bank regulators. In 2004, the Basel Committee published a new capital accord, Basel II. Basel II modifies risk weightings in an attempt to make capital requirements more risk sensitive and provides two approaches for setting capital standards for credit risk – an “advanced,” internal ratings-based approach tailored to individual institutions’ circumstances and a “standardized” approach that bases risk weightings on external credit assessments to a much greater extent than permitted under existing risk-based capital guidelines. Basel II also sets capital requirements for operational risk and refines the existing capital requirements for market risk exposures. In 2007, the federal banking agencies adopted final rules implementing the advanced approaches of Basel II for “core” bank holding companies and banks having $250 billion or more in total consolidated assets or $10 billion or more of foreign exposures. These rules did not apply to First NBC Bank or us.

In December 2010, the Basel Committee released a final framework for a strengthened set of capital requirements, known as Basel III. In June 2012, the federal banking agencies announced two proposed rulemakings relevant to us: a rule to implement the Basel III requirements and a rule to implement the “standardized” approach of Basel II for non-core banks and bank holding companies, such as First NBC Bank and us.

The capital framework under the Basel III proposal would replace the existing regulatory capital rules for all banks, savings associations and U.S. bank holding companies with greater than $500 million in total assets, and all savings and loan holding companies. The Basel III proposals are expected to begin phasing in over a 10 year period, beginning on January 1, 2013.

Among other things, the proposed Basel III rules would impact regulatory capital ratios of banking organizations in the following manner, when fully phased in:

•	Create a new requirement to maintain a ratio of common equity tier 1 capital to total risk-weighted assets of not less than 4.5%;

•	Increase the minimum leverage capital ratio to 4.0% for all banking organizations (currently 3% for certain banking organizations);

•	Increase the minimum tier 1 risk-based capital ratio from 4.0% to 6.0%; and

•	Maintain the minimum total risk-based capital ratio at 8.0%.

In addition, the proposed rules would subject a banking organization to certain limitations on capital distributions and discretionary bonus payments to executive officers if the organization did not maintain a capital conservation buffer of common equity tier 1 capital in an amount greater than 2.5% of its total risk-weighted assets. The effect of the capital conservation buffer will be to increase the minimum common equity tier 1 capital ratio to 7.0%, the minimum tier 1 risk-based capital ratio to 8.5% and the minimum total risk-based capital ratio to 10.5%, for banking organizations seeking to avoid the limitations on capital distributions and discretionary bonus payments to executive officers.

At the beginning of the Basel III phase-in period on January 1, 2013, banks and bank holding companies will be required to maintain a ratio of common equity tier 1 capital to risk-weighted assets of 3.5%, a ratio of tier 1 capital to risk-weighted assets of 4.5%, and a ratio of total capital to risk-weighted assets of 8.0%.

The proposed rules would also change the capital categories for insured depository institutions for purposes of prompt corrective action. Under the proposed rules, to be well capitalized, an insured depository institution would be required to maintain a minimum common equity tier 1 capital ratio of at least 6.5%, a tier 1 risk-based capital ratio of at least 8.0%, a total risk-based capital ratio of at least 10.0%, and a leverage capital ratio of at least 5.0%. In addition, the Basel III proposal would establish more conservative standards for including an instrument in regulatory capital and impose certain deductions from and adjustments to the measure of common equity tier 1 capital.

The other proposal, the Basel II standardized approach, would revise the method for calculating risk-weighted assets to enhance risk sensitivity, particularly with respect to equity exposures to investment funds (including mutual funds), foreign exposures, and residential real estate assets. It would also establish alternatives to credit ratings for calculating risk-weighted assets consistent with section 939A of the Dodd-Frank Act.

We are currently reviewing the ultimate impact of the proposed capital standards on First NBC Bank and us. However, if the June 2012 capital proposals are adopted by the federal banking agencies, we expect that we and First NBC Bank will meet all minimum capital requirements when effective on January 1, 2013 and, assuming the completion of this offering, that we and First NBC Bank would also meet all capital requirements as if fully phased in. We cannot predict whether the proposed rules will be adopted in the form proposed or if they will be modified in any material way during the rulemaking process.

The final Basel III framework also requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. The federal banking agencies have not yet proposed rules implementing the Basel III liquidity framework, nor have they announced if the framework will apply to non-core banks and bank holding companies.

Acquisitions by Bank Holding Companies

We must obtain the prior approval of the Federal Reserve before (1) acquiring more than five percent of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company, or (3) merging or consolidating with any other bank holding company. The Federal Reserve may determine not to approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, the convenience and needs of the community to be served, and the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities.

Scope of Permissible Bank Holding Company Activities

In general, the Bank Holding Company Act limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incident thereto.

A bank holding company may elect to be treated as a financial holding company if it and its depository institution subsidiaries are “well capitalized” and “well managed.” A financial holding company may engage in a range of activities that are (1) financial in nature or incidental to such financial activity or (2) complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking and insurance company portfolio investments. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. We currently have no plans to make a financial holding company election.

The Bank Holding Company Act does not place territorial limitations on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Source of Strength Doctrine for Bank Holding Companies

Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to, and to commit resources to support, First NBC Bank. This support may be required at times when we may not be inclined to provide it. In addition, any capital loans that we make to First NBC Bank are subordinate in right of payment to deposits and to certain other indebtedness of First NBC Bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of First NBC Bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Dividends

As a bank holding company, we are subject to certain restrictions on dividends under applicable banking laws and regulations. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless: (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends; (2) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries; and (3) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, a bank holding company should not pay cash dividends that exceed its net income or that can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing. The Dodd-Frank Act imposes, and Basel III, if adopted in the form proposed, would result in, additional restrictions on the ability of banking institutions to pay dividends. In addition, in the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.
Substantially all of our income, and the principal source of our liquidity, are dividends from First NBC Bank. The ability of First NBC Bank to pay dividends to us is also restricted by federal and state laws, regulations and policies. In general, under Louisiana law, First NBC Bank may pay dividends to us without the approval of the OFI so long as the amount of the dividend does not exceed First NBC Bank’s net profits earned during the current year combined with its retained net profits of the immediately preceding year. The bank is required to obtain the approval of the OFI for any amount in excess of this threshold.

In addition, under federal law, First NBC Bank may not pay any dividend to us if the bank is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The FDIC may further restrict the payment of dividends by requiring the bank to maintain a higher level of capital than would otherwise be required to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the FDIC, First NBC Bank is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, the bank to cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Incentive Compensation Guidance

The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management, and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, a provision of the Basel III proposals described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios fail to exceed certain thresholds. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and are likely to continue evolving the near future.

Restrictions on Transactions with Affiliates and Loans to Insiders

Federal law strictly limits the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Section 23A and 23B of the Federal Reserve Act, and Federal Reserve Regulation W, impose quantitative limits, qualitative standards, and collateral requirements on certain transactions by a bank with, or for the benefit of, its affiliates, and generally require those transactions to be on terms at least as favorable to the bank as transactions with non-affiliates. The Dodd-Frank Act significantly expands the coverage and scope of the limitations on affiliate transactions within a banking organization, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital.

FDIC Deposit Insurance Assessments

FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. The amount of the deposit insurance assessment for institutions with less than $10 billion in assets is based on its risk classification. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to the Deposit Insurance Fund) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern that the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. Deposit insurance assessments fund the Deposit Insurance Fund, which is currently under-funded. The FDIC recently raised assessment rates to increase funding for the Deposit Insurance Fund.

The Dodd-Frank Act changes the way that deposit insurance premiums are calculated. The assessment base is no longer the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. The Dodd-Frank Act also increases the minimum designated reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of the estimated amount of total insured deposits, eliminating the upper limit for the reserve ratio designated by the FDIC each year, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

Continued action by the FDIC to replenish the Deposit Insurance Fund, as well as the changes contained in the Dodd-Frank Act, may result in higher assessment rates, which could reduce our profitability or otherwise negatively impact our operations.

Branching and Interstate Banking

Under Louisiana law, First NBC Bank is permitted to establish additional branch offices within Louisiana, subject to the approval of the OFI. As a result of the Dodd-Frank Act, the bank may also establish additional branch offices outside of Louisiana, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. The bank currently does not have any branches outside the State of Louisiana. First NBC Bank may also establish offices in other states by merging with banks or by purchasing branches of other banks in other states, subject to certain restrictions.

Community Reinvestment Act

First NBC Bank has a responsibility under the Community Reinvestment Act and related FDIC regulations to help meet the credit needs of its communities, including low- and moderate-income borrowers. In connection with its examination of First NBC Bank, the FDIC is required to assess the bank’s record of compliance with the Community Reinvestment Act. The bank’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications, such as branches or mergers, or in restrictions on its or the company’s activities, including additional financial activities if we elect to be treated as a financial holding company. First NBC Bank has received an “outstanding” Community Reinvestment Act rating on each Community Reinvestment Act examination since inception. The Community Reinvestment Act requires all FDIC-insured institutions to publicly disclose their rating.

Financial Privacy

The federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services.

Anti-Money Laundering and OFAC

Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions.

The Office of Foreign Assets Control, or OFAC, is responsible for helping to insure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if the bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.

Safety and Soundness Standards

Federal bank regulatory agencies have adopted guidelines that establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. Additionally, the agencies have adopted regulations that provide the authority to order an institution that has been given notice by an agency that it is not satisfying any of these safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the “prompt corrective action” provisions of the Federal Deposit Insurance Act. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Bank holding companies are also not permitted to engage in unsound banking practices. For example, the Federal Reserve’s Regulation Y requires a holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases in the preceding year, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. As another example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries that represent unsafe and unsound banking practices or that constitute violations of laws or regulations.

Consumer Laws and Regulations

First NBC Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the bank. These laws include, among others, laws regarding unfair and deceptive acts and practices, usury laws, and other federal consumer protection statutes. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

In addition, the Dodd-Frank Act created a new independent Consumer Finance Protection Bureau that has broad authority to regulate and supervise retail financial services activities of banks and various non-bank providers. The Bureau has authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10 billion or less, such as First NBC Bank, will continue to be examined for consumer compliance by their primary bank regulator.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and assets of foreign branches, and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies and the effect of these policies on our future business and earnings.

All of these laws and regulations add significantly to the cost of our operations and thus have a negative impact on our profitability. We also note that there has been a tremendous expansion experienced in recent years by certain financial service providers that are not subject to the same rules and regulations as we are. Those institutions, because they are not so highly regulated, have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation and policies, and the effects of that legislation and those policies, may have a significant influence on our business, activities and growth and the overall growth and distribution of loans, investments and deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a summary of certain United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the purchase, ownership and disposition of our common stock. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. This section does not consider state, local, estate or foreign tax consequences, nor does it address tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes, dealers in securities, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, or persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who will hold our common stock as “capital assets” (generally, property held for investment). Each potential investor should consult its own tax advisor as to the United States federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.

You are a non-U.S. holder if you are a beneficial owner of our common stock for United States federal income tax purposes that is (1) a nonresident alien individual; (2) a corporation (or other entity that is taxable as a corporation) not created or organized in the United States or under the laws of the United States or of any State (or the District of Columbia); (3) an estate whose income falls outside of the federal income tax jurisdiction of the United States, regardless of the source of such income; or (4) a trust that is not subject to United States federal income tax on a net income basis on income or gain from our shares.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

Distributions

Distributions with respect to our common stock will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Except as described below, if you are a non-U.S. holder of our shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•

A valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with United States Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	You are a non-United States person, and

•	The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Redemption

If you are a non-U.S. holder, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other disposition of our common stock unless (i) you are an individual, you hold our shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or (ii) the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition to subjecting you to United States taxation on a net income basis.

Information Reporting and Backup Withholding

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor a Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on Form W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against the non-U.S. holder’s United States federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the Internal Revenue Service. Moreover, certain penalties may be imposed by the Internal Revenue Service on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Recent Legislation Relating to Foreign Accounts

Under recently enacted legislation, certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-United States persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. shareholders will be subject to withholding at a rate of 30%. These payments would include dividends and the gross proceeds from the sale or other disposition of our shares. However, under administrative guidance and proposed regulations, withholding would only be made to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of our shares made on or after January 1, 2015.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus through several underwriters for whom Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P. are acting as representatives. We and the selling shareholders have entered into an underwriting agreement dated [    ], 2013, with Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., as representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

Keefe, Bruyette & Woods, Inc.	[ ]
Sandler O’Neill & Partners, L.P.	[ ]

Total	[ ]

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters.

In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.

Commission and Discounts

Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $[    ] per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the underwriters to other brokers or dealers at a discount of up to $[    ] per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option to purchase an additional [    ] shares:

	Per Share			No Exercise			Full Exercise
Public offering price	$	[	]	$	[	]	$	[	]
Underwriting discount	$	[	]	$	[	]	$	[	]
Proceeds to us, before expenses	$	[	]	$	[	]	$	[	]
Proceeds to the selling shareholders, before expenses	$	[	]	$	[	]	$	[	]

The expenses of the offering, not including the underwriting discounts, are estimated at $[ ] million and payable by us.

Option to Purchase Additional Shares

We and the selling shareholders have granted the underwriters an option to buy up to [    ] additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part, solely for the purpose of covering over allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements

We, the selling shareholders, our executive officers and directors, certain executive officers and directors of First NBC Bank, and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions,

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing; or

•

enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

These restrictions will be in effect for a period of 180 days after the date of the Underwriting Agreement. At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements.

These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Pricing of the Offering

Prior to this offering, there has been no established public trading market for our common stock. The initial public offering price will be negotiated among us, the selling shareholders and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering.

We intend to apply to have our common stock approved for listing on the Nasdaq Global Market under the symbol “[    ].”

Indemnification and Contribution

We and the selling shareholders have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.

Price stabilization, Short Positions and Penalty Bids

To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their purchase option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Passive Market Making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters of their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to [    ] shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Fenimore, Kay, Harrison & Ford, LLP, Austin, Texas, and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

Our consolidated financial statements at December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

We also maintain an Internet website at www.firstnbcbank.com. Information on, or accessible through, our website is not part of this prospectus.

First NBC Bank Holding Company

Consolidated Balance Sheets (unaudited)

(Dollars in thousands, except share data)

	June 30, 2012	December 31, 2011
Assets
Cash and due from banks	$46,101	$32,489
Short-term investments	101,015	34,882
Investment securities available for sale, at fair value	334,190	326,489
Mortgage loans held for sale	24,615	5,774
Loans, net of allowance for loan losses of $21,868 and $18,122, respectively	1,714,546	1,633,214
Bank premises and equipment, net	45,060	31,635
Accrued interest receivable	7,557	7,382
Intangible assets	8,927	8,980
Investment in Community Development Corporation	6,535	6,684
Investment in tax credit entities	63,734	67,202
Cash surrender value of bank-owned life insurance	25,136	24,756
Other real estate	6,996	7,991
Deferred tax asset	12,217	6,523
Other assets	32,800	22,455

Total assets	$2,429,429	$2,216,456

Liabilities and equity
Deposits:
Noninterest-bearing	$236,543	$221,423
Interest-bearing	1,844,005	1,680,587

Total deposits	2,080,548	1,902,010

Repurchase agreements	27,662	17,976
Long-term borrowings	55,330	56,845
Accrued interest payable	5,258	4,832
Other liabilities	22,506	11,276

Total liabilities	2,191,304	1,992,939

Shareholders’ equity:
Preferred stock – no par value; 10,000,000 shares authorized
Preferred stock Series A – 17,836 shares authorized, 0 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	–	–
Preferred stock Series B – 892 shares authorized, 0 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	–	–
Convertible preferred stock Series C – 1,680,219 shares authorized, 916,841 shares issued and outstanding at June 30, 2012; 1,680,219 shares authorized, issued and outstanding at December 31, 2011	11,231	20,583
Preferred stock Series D – 37,935 shares authorized, issued and outstanding at June 30, 2012 and December 31, 2011, respectively	37,935	37,935
Common stock, $1 par value – 20,000,000 shares authorized; 13,052,583 and 12,153,108 shares issued and outstanding at June 30, 2012 and December 31, 2011, respectively	13,053	12,153
Additional paid-in capital	128,410	118,010
Accumulated earnings	46,807	31,395
Accumulated other comprehensive income (loss), net	(957)	1,795

Total shareholders’ equity	236,479	221,871
Noncontrolling interest	1,646	1,646

Total equity	238,125	223,517

Total liabilities and equity	$2,429,429	$2,216,456

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Income (Unaudited)

(Dollars in thousands, except share data)

	Six months ended June 30,
	2012	2011
Interest income:
Loans, including fees	$47,037	$34,292
Investment securities	4,029	1,910
Short-term investments	70	61

	51,136	36,263
Interest expense:
Deposits	14,108	11,966
Borrowings and securities sold under repurchase agreements	972	450

	15,080	12,416

Net interest income	36,056	23,847
Provision for loan losses	4,435	2,400

Net interest income after provision for loan losses	31,621	21,447

Noninterest income:
Service charges on deposit accounts	1,385	547
Investment securities gain (loss), net	1,757	(446)
Gain on sale of loans, net	603	545
Cash surrender value income on bank-owned life insurance	380	233
Gains on sales of state tax credits	719	423
Other	1,977	417

	6,821	1,719

Noninterest expense
Salaries and employee benefits	10,826	5,846
Occupancy and equipment expenses	4,793	2,920
Professional fees	1,917	1,330
Taxes, licenses and FDIC assessments	1,573	1,764
Tax credit investment amortization	2,462	1,230
Write-down of other real estate	229	135
Other	5,801	2,738

	27,601	15,963

Income before income taxes	10,841	7,203
Income tax benefit	(4,878)	(2,716)

Net income	15,719	9,919
Less net income attributable to noncontrolling interests	(118)	–

Net income attributable to First NBC Bank Holding Company	15,601	9,919
Less preferred stock dividends	(189)	(486)
Less accretion of discount on preferred stock	–	(89)

Income available to common shareholders	$15,412	$9,344

Earnings per common share – basic	$1.11	0.93

Earnings per common share – diluted	$1.09	$0.92

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Comprehensive Income (Unaudited)

(Dollars in thousands)

	Six months ended June 30,
	2012	2011
Net income attributable to First NBC Bank Holding Company	$15,601	$9,919

Other comprehensive income (loss)
Unrealized loss on derivative instruments, accounted for as cash flow hedges, net of income tax benefit of ($2,045) and $0, respectively	(3,800)	–
Unrealized gains on investment securities, net of taxes (benefit) of $1,179 and $795, respectively	2,190	1,476
Reclassification adjustment for (gains) losses included in net income, net of taxes (benefit) of $615 and ($156), respectively	(1,142)	290

Other comprehensive income (loss), net of taxes	(2,752)	1,766

Comprehensive income	$12,849	$11,685

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Shareholders’ Equity (Unaudited)

(Dollars in thousands)

	Preferred Stock Series A	Preferred Stock Series B	Preferred Stock Series C	Preferred Stock Series D	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity	Non-Controlling Interest	Total Equity
Balance, December 31, 2010(1)	$17,244	$862	$–	$–	$9,570	$89,446	$13,327	$(1,062)	$129,387	$1,646	$131,033
Net income	–	–	–	–	–	–	9,919	–	9,919	–	9,919
Other comprehensive income	–	–	–	–	–	–	–	1,766	1,766	–	1,766
Share-based compensation cost	–	–	–	–	38	495	–	–	533	–	533
Issuance of common stock	–	–	–	–	1,057	11,475	–	–	12,532	–	12,532
Issuance (redemption) of preferred stock)	–	–	20,583	–			–	–	20,583	–	20,583
Preferred stock dividends and discount accretion	85	4	–	–	–	–	(575)	–	(486)	–	(486)

Balance, June 30, 2011(1)	$17,329	$866	$20,583	$–	$10,665	$101,416	$22,671	$704	$174,234	$1,646	$175,880

Balance, December 31, 2011(1)	$–	$–	$20,583	$37,935	$12,153	$118,010	$31,395	$1,795	$221,871	$1,646	$223,517
Net income	–	–	–	–	–	–	15,601		15,601	–	15,601
Other comprehensive income	–	–	–	–	–	–	–	(2,752)	(2,752)	–	(2,752)
Share-based compensation cost	–	–	–	–	20	423	–	–	443	–	443
Issuance of common stock	–	–	–	–	117	1,303	–	–	1,420	–	1,420
Conversion of preferred stock to common stock	–	–	(9,352)		763	8,589	–	–	–	–	–
Preferred stock dividends	–	–	–	–	–	–	(189)	–	(189)	–	(189)
ESOP shares released for allocation	–	–	–	–	–	85	–	–	85	–	85

Balance, June 30, 2012(1)	$–	$–	$11,231	$37,935	$13,053	$128,410	$46,807	$(957)	$236,479	$1,646	$238,125

(1)	Balances as of December 31, 2010 and December 31, 2011 are audited

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Cash Flows (Unaudited)

(Dollars in thousands)

	Six Months Ended June 30,
	2012	2011
Operating activities
Net income	$15,719	$9,919
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Noncontrolling interest	(118)	–
Deferred tax benefit	(4,878)	(2,716)
Preferred stock discount accretion	–	(89)
Amortization of purchase accounting adjustments	(900)	–
Amortization of tax credit investments	2,462	1,230
Net discount accretion or premium amortization	1,604	1,186
Gain (loss) on sale of securities	(1,757)	446
Write-down of other real estate owned	229	135
Loss on sale of fixed assets	4	–
Proceeds from sale of mortgage loans held for sale	20,814	3,281
Mortgage loans originated and held for sale	(39,653)	(13,759)
Gain on sale of loans	(603)	(545)
Proceeds from sale of Small Business Administration loans	6,156	6,811
Origination of Small Business Administration loans for sale	(5,553)	(6,267)
Gain on sale of state tax credits	(719)	(423)
Other gains	(240)	–
Provision for loan losses	4,435	2,400
Depreciation and amortization	1,314	955
Employee stock ownership plan expense	85	–
Stock-based compensation expense	443	248
Increase in cash surrender value of bank-owned life insurance	(380)	(233)
Changes in operating assets and liabilities:
Change in other assets	(7,437)	80
Change in accrued interest receivable	(175)	(464)
Change in accrued interest payable	426	506
Change in other liabilities	5,386	604

Net cash provided by (used in) operating activities	(3,336)	3,305

Investing activities
Purchases of available-for-sale investment securities	(121,582)	(13,655)
Proceeds from sales of available-for-sale investment securities	42,795	69,462
Proceeds from maturities, prepayments, and calls of available-for-sale investment securities	72,851	51,023
Purchases of investments in Community Development Corporation	(339)	(683)
(Purchases) third party payments of investments in tax credit entities	1,726	(19,282)
Loans originated, net of repayments	(86,705)	(132,561)
Proceeds from sale of bank premises and equipment	605	–
Purchases of bank premises and equipment	(15,528)	(1,367)

Net cash used in investing activities	(106,177)	(47,063)

First NBC Bank Holding Company

Consolidated Statements of Cash Flows (Unaudited), Continued

(Dollars in thousands)

	For the Six Months Ended June 30,
	2012	2011
Financing activities
Increase in short-term borrowings and repurchase agreements, net	$9,686	$17,177
Proceeds from long-term borrowings	–	40,000
Repayment of borrowings	(1,515)	–
Net increase in deposits	179,856	89,891
Proceeds from sale of preferred stock, net of offering costs	–	21,767
Proceeds from sale of common stock, net of offering costs	1,420	11,722
Dividends paid	(189)	(486)

Net cash provided by financing activities	189,258	180,071

Net change in cash, due from banks, and short-term investments	79,745	136,313
Cash, due from banks, and short-term investments at beginning of period	67,371	29,285

Cash, due from banks, and short-term investments at end of period	$147,116	$165,598

Supplemental cash flows information
Cash paid for interest	$15,972	$12,828

See accompanying notes.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited financial statements of First NBC Bank Holding Company and its consolidated subsidiaries (the Company) do not include information or footnotes necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States (GAAP). However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of operations for the six-month period ended June 30, 2012 are not necessarily indicative of the results which may be expected for the entire fiscal year. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company’s consolidated financial statements for the year ended December 31, 2011.

In preparing the financial statements, the Company is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

ASU No. 2011-04

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 creates a uniform framework for applying fair value measurement principles for companies around the world. The new guidance eliminates differences between GAAP and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board. New disclosures required by the guidance include: quantitative information about the significant unobservable inputs used for Level 3 measurements; a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; and a description of the company’s valuation processes. This guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 did not have a material impact on the Company’s results of operations, financial position or disclosures.

ASU No. 2011-05

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends disclosure requirements for the presentation of comprehensive income. The guidance provides entities with an option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The Company adopted this guidance during 2012. The effective date of certain other requirements of the guidance related to the presentation of reclassifications of items out of accumulated other comprehensive income has been delayed by the FASB indefinitely.

ASU No. 2011-08

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU No. 2011-08 amends accounting guidance related to goodwill impairment testing. The guidance allows entities to elect to first perform qualitative tests to determine the likelihood that the entity’s fair value is less than its carrying value. If it is determined that it is more likely that the fair value of a reporting

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

entity is less than its carrying amount, the entity would then perform the first step of the goodwill impairment test. The guidance refers to several factors to consider when performing the qualitative analysis, including: macroeconomic factors, industry factors, and entity-specific factors. The guidance is effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not have a material impact upon results of operations, financial position or disclosures.

ASU No. 2011-11

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU No. 2011-11 provides new accounting guidance that eliminates offsetting of financial instruments disclosure differences between GAAP and IFRS. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either (1) offset on the balance sheet in accordance with the FASB’s offsetting guidance or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB’s offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact the Company’s results of operations or financial position.

2. Acquisition Activity

On November 18, 2011, in order to expand its presence in the Northshore market, First NBC Bank completed the acquisition of selected assets and liabilities of Central Progressive Bank (CPB), of Covington, Louisiana, from the FDIC as receiver in a failed bank transaction. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805. All of the assets purchased and liabilities assumed have been recorded at their respective acquisition date fair values, with certain assets that were originally recorded at provisional fair value amounts adjusted to their final fair values after completion of underlying collateral value evaluation and project cash flows in accordance with ASC 805. Under ASC 805, estimated fair values are subject to change up to one year after the acquisition date. This allows for adjustments to initial purchase entries based on completion of fair value analysis or for subsequent information relative to the acquisition date that may become available. Detail adjustments to acquisition date estimated fair values are recorded in the period in which the acquisition occurs, thus changing any previously reported amounts. Identifiable intangible assets, including core deposit intangible assets, have been recorded at fair value.

A portion of the fair value adjustment for the loan portfolio included discounts to record the loans at their respective fair values. These discounts are split between an accretable component and a nonaccretable component. The nonaccretable discount represents the amount of contractual principal and interest of the loan that is not expected to be collected. The accretable discounts will be accreted up to the total future cash flows expected to be collected as an adjustment to yield using an effective interest method over the expected collection period. Determining the fair value of assets and liabilities, particularly illiquid assets and liabilities, is a complicated process involving significant judgment regarding estimates and assumptions used to calculate estimated fair value. The Company may incur and report losses after the loans have been recorded at their final fair value. First NBC Bank also received an option to acquire the branch premises of CPB for fair value, which it exercised during 2012, purchasing 14 branch locations, as well as the related furniture and equipment, for $9.7 million.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

The Company’s operating results include the results of the purchased assets and assumed liabilities from the date of acquisition. Due to the significant fair value adjustments and the disposition of substantially all of the non- performing assets acquired, CPB’s historical results prior to the date of acquisition are not believed to be relevant to the Company’s results and, thus, no pro forma information of the period prior to the date of acquisition is presented.

3. Earnings Per Share

Basic earnings per common share is computed based upon net income attributable to common shareholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, adjusted for dilutive participating securities, divided by the weighted-average number of common shares outstanding during each period, and adjusted for the effect of dilutive potential common shares calculated using the treasury stock method and the assumed conversion for any dilutive convertible securities. In determining net income attributable to common shareholders, the net income attributable to participating securities is excluded. On June 30, 2011, the Company issued Series C preferred stock, which is considered a participating security because it shares in any dividends paid to common shareholders. The assumed conversion of the Series C preferred stock was antidilutive and is excluded from the calculation of diluted earnings per share.

The effect from the assumed exercise of 340,199 and 177,246 shares of stock options outstanding, -0- and 21,445 shares of vested restricted stock grants, and 111,761 and 133,965 of warrants outstanding were not included in the computation of diluted earnings per share for the six month periods ended June 30, 2012 and 2011, respectively, because such amounts would have had an antidilutive effect on earnings per share.

The following sets forth the computation of basic net income per common share and diluted net income per common share (dollars in thousands, except per share data):

	For the six months ended June 30
	2012	2011
Basic: Net income available to common shareholders	$15,412	$9,344
Less: Net income attributable to participating securities (Series C preferred stock)	1,154	8

Net income attributable to common shareholders	$14,258	$9,336

Weighted-average common shares outstanding	12,874,154	10,088,808
Basic earnings per share	$1.11	$0.93
Diluted: Net income attributable to common shareholders	$14,258	$9,336
Weighted-average common shares outstanding	12,874,154	10,088,808
Effect of dilutive securities:
Stock options outstanding	103	38
Restricted stock grants	–	4
Warrants	51	29
Weighted-average common shares outstanding – assuming dilution	13,028,352	10,159,319
Diluted earnings per share	$1.09	$0.92

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

4. Investment Securities

The amortized cost and market values of investment securities, with gross unrealized gains and losses, as of June 30, 2012, were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Market Value
			Less Than One Year	Greater Than One Year
Available for sale:
U.S. government agency securities	$38,692	$133	$(7)	$–	$38,818
U.S. Treasury securities	10,085	2	–	–	10,087
Municipal securities	33,702	1,009	(10)	–	34,701
Mortgage-backed securities	130,592	2,684	(105)	–	133,171
Corporate bonds	42,123	821	(207)	–	42,737
Other debt securities	74,676	–	–	–	74,676

	$329,870	$4,649	$(329)	$–	$334,190

As of June 30, 2012, the Company had 18 securities that were in a loss position. The unrealized losses for each of the 18 securities relate to market interest rate changes. The Company has considered the current market for the securities in a loss position, as well as the severity and duration of the impairments, and expects that the value will recover. As of June 30, 2012, management had both the intent and ability to hold these investments until the fair value exceeds amortized cost; thus, the impairment is determined not to be other-than-temporary. In addition, management does not believe the Company will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security.

The amortized cost and market values of investment securities, with gross unrealized gains and losses, as of December 31, 2011, were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Market Value
			Less Than One Year	Greater Than One Year
Available for sale:
U.S. government agency securities	$56,640	$30	$(13)	$–	$56,657
Municipal securities	47,386	787	(19)	–	48,154
Mortgage-backed securities	165,162	2,806	(220)	–	167,748
Corporate bonds	44,401	25	(676)	–	43,750
Other debt securities	10,180	–	–	–	10,180

	$323,769	$3,648	$(928)	$–	$326,489

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic and market conditions warrant such evaluations. Consideration is given to (1) the extent and length of time the fair value has been below cost; (2) the reasons for the decline in value; and (3) the Bank’s intent to sell a security or whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost, which may extend to maturity.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

The amortized cost and estimated market value, in thousands, by maturity of the Company’s investment securities as of June 30, 2012 and December 31, 2011 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. The expected maturity of a security may differ from its contractual maturity because of prepayments or the exercise of call options. Accordingly, actual maturities may differ from contractual maturities.

	June 30, 2012 Available for Sale		December 31, 2011 Available for Sale
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$141,338	$141,431	$64,233	$64,374
Due after one year through five years	112,279	114,526	142,165	143,789
Due after five years through 10 years	49,692	50,655	88,625	89,552
Due after 10 years	26,561	27,578	28,746	28,774

Total securities	$329,870	$334,190	$323,769	$326,489

Securities with estimated market values of $144,905,000 (cost of $143,287,000) and $129,151,000 (cost of $127,245,000) at June 30, 2012 and December 31, 2011, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and long-term borrowings.

Proceeds from sales of securities during the six months ended June 30, 2012 and 2011 were $42,795,000 and $69,015,000, respectively. Gross gains of $1,757,000 and $86,000 and gross losses of $-0- and $532,000 were realized on these sales during the six months ended June 30, 2012 and 2011, respectively.

5. Loans

Major classifications of loans at June 30, 2012 and December 31, 2011 were as follows (in thousands):

	June 30, 2012	December 31, 2011
Commercial real estate loans:
Construction	$140,165	$184,828
Mortgage	878,070	801,638

	1,018,235	986,466
Consumer real estate loans:
Construction	9,681	7,223
Mortgage	95,476	79,924
Mortgage loans held for sale	24,615	5,774

	129,772	92,921
Commercial and industrial loans	560,307	539,338
Loans to individuals, excluding real estate	12,449	14,236
Nonaccrual loans	7,397	9,017
Other loans	32,869	15,132

	1,761,029	1,657,110
Less allowance for loan losses	(21,868)	(18,122)

Loans, net	$1,739,161	$1,638,988

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

The allowance for loan losses and recorded investment in loans as of June 30, 2012 were as follows (in thousands):

	Construction	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial	Other Consumer	Total
Allowance for loan losses:
Beginning balance	$722	$9,871	$1,519	$5,928	$82	$18,122
Charge-offs	–	–	(242)	(365)	(148)	(755)
Recoveries	6	1	–	39	20	66
Provision	756	2,255	206	1,063	155	4,435

Ending balance	$1,484	$13,127	$1,483	$6,665	$109	$21,868

Ending balances:
Individually evaluated for impairment	$–	$646	$423	$451	$–	$1,520

Collectively evaluated for impairment	$1,484	$11,481	$1,060	$6,214	$109	$20,348

Loans receivable:
Ending balance – total	$150,163	$881,133	$97,808	$594,557	$12,753	1,736,414

Ending balances:
Individually evaluated for impairment	$317	$3,063	$2,332	$1,381	$304	$7,397

Collectively evaluated for impairment	$149,846	$878,070	$95,476	$593,176	$12,499	$1,729,017

The allowance for loan losses and recorded investment in loans as of December 31, 2011 were as follows (in thousands):

	Construction	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial	Other Consumer	Total
Allowance for loan losses:
Beginning balance	$486	$6,594	$983	$4,162	$283	$12,508
Charge-offs	–	(614)	(700)	(864)	(284)	(2,462)
Recoveries	–	–	9	10	47	66
Provision	236	3,891	1,227	2,620	36	8,010

Ending balance	$722	$9,871	$1,519	$5,928	$82	$18,122

Ending balances:
Individually evaluated for impairment	$–	$100	$290	$282	$–	$672

Collectively evaluated for impairment	$722	$9,771	$1,229	$5,646	$82	$17,450

Loans receivable:
Ending balance – total	$194,295	$805,101	$87,437	$555,959	$14,318	$1,657,100

Ending balances:
Individually evaluated for impairment	$2,244	$3,463	$1,739	$1,489	$82	$9,017

Collectively evaluated for impairment	$192,051	$801,638	$85,698	$554,470	$14,236	$1,648,093

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

Credit quality indicators on the Company’s loan portfolio, excluding loans acquired with deteriorated credit quality, as of the dates indicated were as follows (in thousands).

	June 30, 2012
	Pass and Pass/Watch	Special Mention	Substandard	Doubtful	Total
Construction	$130,825	$4,225	$15,113	$–	$150,163
Commercial real estate	840,277	4,416	36,440	–	881,133
Consumer real estate	94,224	1,112	2,472	–	97,808
Commercial and industrial	580,165	39	14,353	–	594,557
Other consumer	12,020	21	712	–	12,753

Total loans	$1,657,511	$9,813	$69,090	$–	$1,736,414

	December 31, 2011
	Pass and Pass/Watch	Special Mention	Substandard	Doubtful	Total
Construction	$172,557	$4,226	$17,512	$–	$194,295
Commercial real estate	780,600	6,619	17,882	–	805,101
Consumer real estate	62,897	649	23,891	–	87,437
Commercial and industrial	549,354	44	6,561	–	555,959
Other consumer	13,883	252	183	–	14,318

Total loans	$1,579,291	$11,790	$66,029	$–	$1,657,110

The above classifications follow regulatory guidelines and can generally be described as follows:

•	Pass and pass/watch loans are of satisfactory quality.

•

Special mention loans have an existing weakness that could cause future impairment, including the deterioration of financial ratios, past due status, questionable management capabilities, and possible reduction in the collateral values.

•

Substandard loans have an existing specific and well-defined weakness that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts experiencing overdrafts. Immediate corrective action is necessary.

•	Doubtful loans have specific weaknesses that are severe enough to make collection or liquidation in full highly questionable and improbable.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

Age analysis of past due loans, excluding loans acquired with deteriorated credit quality, as of the dates indicated were as follows (amounts in thousands):

	June 30, 2012
	Greater Than 30 and Fewer Than 90 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current Loans	Total Loans
Real estate loans:
Construction	$–	$317	$317	$149,846	$150,163
Commercial real estate	2,282	3,063	5,345	875,788	881,133
Consumer real estate	1,796	2,332	4,128	93,680	97,808

Total real estate loans	4,078	5,712	9,790	1,119,314	1,129,104

Other loans:
Commercial and industrial	645	1,381	2,026	592,531	594,557
Other consumer	180	304	484	12,269	12,753

Total other loans	825	1,685	2,510	604,800	607,310

Total loans	$4,903	$7,397	$12,300	$1,724,114	$1,736,414

	December 31, 2011
	Greater Than 30 and Fewer Than 90 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current Loans	Total Loans
Real estate loans:
Construction	$–	$2,244	$2,244	$192,051	$194,295
Commercial real estate	4,458	3,463	7,921	797,180	805,101
Consumer real estate	1,925	1,739	3,664	83,773	87,437

Total real estate loans	6,383	7,446	13,829	1,093,004	1,086,833

Other loans:
Commercial and industrial	565	1,489	2,054	553,905	555,959
Other consumer	381	82	463	13,855	14,318

Total other loans	946	1,571	2,517	567,760	570,277

Total loans	$7,329	$9,017	$16,346	$1,640,764	$1,657,110

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

The following is a summary of information pertaining to impaired loans as of June 30, 2012 (amounts in thousands):

	Recorded Investment	Contractual Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Construction	$317	$321	$–	$1,280	$34
Commercial real estate	259	275	–	1,675	8
Consumer real estate	1,064	1,695	–	901	39
Commercial and industrial	436	564	–	822	13
Other consumer	304	304	–	193	–

Total	$2,372	$3,159	$–	$4,871	$94

With an allowance recorded:
Construction	$–	$–	$–	$–	$–
Commercial real estate	2,812	2,864	646	1,591	11
Consumer real estate	1,268	1,268	423	1,131	–
Commercial and industrial	945	946	451	614	4
Other consumer	–	–	–	–	–

Total	$5,025	$5,078	$1,520	$3,336	$15

Total impaired loans:
Construction	$317	$321	$–	$1,280	$34
Commercial real estate	3,063	3,139	646	3,266	19
Consumer real estate	2,332	2,963	423	2,032	39
Commercial and industrial	1,381	1,510	451	1,436	17
Other consumer	304	304	–	193	–

Total	$7,397	$8,237	$1,520	$8,207	$109

The following is a summary of information pertaining to impaired loans as of June 30, 2011 (amounts in thousands):

	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Construction	$–	$–
Commercial real estate	196	41
Consumer real estate	1,006	1
Commercial and industrial	618	26
Other consumer	491	6

Total	$2,311	$74

With an allowance recorded:
Construction	$–	$–
Commercial real estate	219	–
Consumer real estate	53	–
Commercial and industrial	–	–
Other consumer	–	–

Total	$272	$–

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

	Average Recorded Investment	Interest Income Recognized
Total impaired loans:
Construction	$–	–
Commercial real estate	415	41
Consumer real estate	1,059	1
Commercial and industrial	618	26
Other consumer	491	6

Total	$2,583	$74

The following is a summary of information pertaining to impaired loans as of December 31, 2011 (amounts in thousands):

	Recorded Investment	Contractual Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Construction	$2,244	$2,949	$–	$1,122	$–
Commercial real estate	3,092	3,456	–	1,804	71
Consumer real estate	745	1,106	–	1,394	91
Commercial and industrial	1,207	1,233	–	1,221	38
Other consumer	82	83	–	67	2

Total	$7,370	$8,827	$–	$5,608	$202

With an allowance recorded:
Construction	$–	$–	$–	$–	$–
Commercial real estate	371	388	100	186	15
Consumer real estate	994	994	290	497	–
Commercial and industrial	282	282	282	141	14
Other consumer	–	–	–	–	–

Total	$1,647	$1,664	$672	$824	$29

Total impaired loans:
Construction	$2,244	$2,949	$–	$1,122	$–
Commercial real estate	3,463	3,842	100	1,990	86
Consumer real estate	1,739	2,100	290	1,892	91
Commercial and industrial	1,489	1,515	282	1,362	53
Other consumer	82	83	–	67	2

Total	$9,017	$10,489	$672	$6,433	$232

Also presented in the above table is the average recorded investment of the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received, under the cash basis method. In the table above, all interest recognized represents cash collected. The average balances are calculated based on the month-end balances of the financing receivables of the period reported. As of June 30, 2012 and December 31, 2011, loans past due 90 days or more

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

that were still accruing interest totaled $6.0 million and -0-, respectively. Subsequent to June 30, 2012, these loans returned to current status.

ASC 310-30 Loans

First NBC Bank acquired certain loans in the Central Progressive Bank acquisition, which are subject to ASC 310-30. ASC 310-30 provides recognition, measurement and disclosure requirements for acquired loans that have evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that First NBC Bank will be unable to collect all contractual amounts owed. The Company’s allowance for loan losses for all acquired loans subject to ASC 310-30 would reflect only those losses incurred after acquisition.

The following is a summary of changes in the accretable yields of acquired loans during the year ended December 31, 2011 (amounts in thousands):

Balance, beginning of period	$–
Acquisition	1,528
Net transfers from nonaccretable difference to accretable yield	–
Accretion	(154)

Balance, end of period	$1,374

The following is a summary of changes in the accretable yields of acquired loans during the six months ended June 30, 2012 (amounts in thousands):

Balance, beginning of period	$1,374
Acquisition	–
Net transfers from nonaccretable difference to accretable yield	–
Accretion	(600)

Balance, end of period	$774

Troubled Debt Restructurings

The Company periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize risk of loss. These concessions may include restructuring the terms of a customer loan, thereby adjusting the customer’s payment requirements. In order to be considered a troubled debt restructuring (TDR) under ASU No. 2011-02, the Company must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Company defines a concession to a customer as a modification of existing loan terms for economic or legal reasons that it would otherwise not consider. Concessions are typically granted through an agreement with the customer or are imposed by a court or law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including, but not limited to:

•	A reduction of the stated interest rate for the remaining original life of the debt;

•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics;

•	Reduction of the face amount or maturity amount of the debt as stated in the agreement; and

•	Reduction of accrued interest receivable on the debt.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

In its determination of whether the customer is experiencing financial difficulties, the Company considers numerous indicators, including, but not limited to:

•

Whether the customer is currently in default on its existing loan, or is in an economic position where it is probable the customer will be in default on its loan in the foreseeable future without a modification;

•	Whether the customer has declared or is in the process of declaring bankruptcy;

•	Whether there is substantial doubt about the customer’s ability to continue as a going concern;

•

Whether, based on its projections of the customer’s current capabilities, the Company believes the customer’s future cash flows will be insufficient to service the debt, including interest, in accordance with the contractual terms of the existing agreement for the foreseeable future; and

•	Whether, without modification, the customer cannot obtain sufficient funds from other sources at an effective-interest rate equal to the current market rate for similar debt for a non-troubled debtor.

If the Company concludes that both a concession has been granted and the concession was granted to a customer experiencing financial difficulties, the Company identifies the loan as a TDR in its loan system. For purposes of the determination of an allowance for loan losses on these TDRs, an impairment reserve in accordance with the Company’s allowance for loan loss methodology is established. If it is determined that losses are probable on such TDRs, either because of delinquency or other credit quality indicators, the Company establishes specific reserves for these loans.

Information about the Company’s TDRs at June 30, 2012 is presented in the following table (amounts in thousands):

	For the six months ended June 30, 2012
	Current	Greater Than 30 Days Past Due	Nonaccrual TDRs	Total Loans
Real estate loans:
Construction	$12	$–	$–	$12
Commercial real estate	–	–	–	–
Consumer real estate	2,733	–	–	2,733

Total real estate loans	2,745	–	–	2,745

Other loans:
Commercial and industrial	408	–	–	408
Other consumer	–	–	–	–

Total other loans	408	–	–	408

Total loans	$3,153	$–	$–	$3,153

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

	For the six months ended June 30, 2011
	Current	Greater Than 30 Days Past Due	Nonaccrual TDRs	Total Loans
Real estate loans:
Construction	$14	$–	$–	$14
Commercial real estate	–	–	–	–
Consumer real estate	979	–	–	979

Total real estate loans	993	–	–	993

Other loans:
Commercial and industrial	–	–	–	–
Other consumer	–	–	–	–

Total other loans	–	–	–	–

Total loans	$993	$–	$–	$993

A summary of information pertaining to modified terms of loans, as of the dates indicated, is as follows (amounts in thousands):

	As of June 30, 2012
	Number of Contracts	Pre- modification Outstanding Recorded Investment	Post- modification Outstanding Recorded Investment
Troubled debt restructuring:
Construction	1	$12	$12
Commercial real estate	–	–	–
Consumer real estate	3	2,733	2,733
Commercial and industrial	1	408	408
Other consumer	–	–	–

Total	5	$3,153	$3,153

	As of June 30, 2011
	Number of Contracts	Pre- modification Outstanding Recorded Investment	Post- modification Outstanding Recorded Investment
Troubled debt restructuring:
Construction	1	$14	$14
Commercial real estate	–	–	–
Consumer real estate	1	979	979
Commercial and industrial	–	–	–
Other consumer	–	–	–

Total	2	$993	$993

None of the performing troubled debt restructurings defaulted subsequent to the restructuring through the date the financial statements were available to be issued. The Company restructured as a TDR one loan totaling $34,000 during the six months ended June 30, 2012. There were no TDRs that arose during the six months ended June 30, 2011.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $44,249,000 and $37,424,000 at June 30, 2012 and December 31, 2011, respectively.

6. Bank Premises and Equipment

Premises and equipment consisted of the following at June 30, 2012 and December 31, 2011 (in thousands):

	June 30, 2012	December 31, 2011
Buildings and leasehold improvements	$33,099	$21,379
Land	5,868	5,046
Furniture, fixtures, and equipment	12,069	7,687
Construction in progress	–	2,377

	51,036	36,489
Less accumulated depreciation and amortization	5,976	4,854

	$45,060	$31,635

The Company recorded depreciation of $1,103,000 and $830,000 during the six months ended June 30, 2012 and June 30, 2011, respectively.

During the second quarter of 2012, the Company finalized its acquisition accounting related to office properties and equipment associated with the acquisition of CPB, which increased depreciation expense for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

7. Investments in Tax Credit Entities

First NBC Community Development Fund, LLC

The New Markets Tax Credits (NMTC) program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury and is aimed at stimulating economic and community development and job creation in low-income communities. The program provides federal tax credits to investors who make qualified equity investments (QEIs) in a qualified Community Development Entity (CDE). The CDE is required to invest the proceeds of each QEI in projects located in or benefitting low-income communities, which are generally defined as those census tracts with poverty rates greater than 20% and/or median family incomes that are less than or equal to 80% of the area median family income. During 2012 and 2011, First NBC Community Development Fund, LLC (FNBC CDE) received allocations of NMTC of $15,600,000 and $10,920,000, respectively.

First NBC Bank will be eligible to receive $10,920,000 in tax credits over a seven-year credit allowance period for its investment of up to $40,000,000 and $28,000,000 in FNBC CDE related to the 2012 and 2011 awards, respectively. At June 30, 2012, a total of $21,500,000 of the $28,000,000 in NMTC authority had been invested in FNBC CDE relative to the 2011 award. New Markets tax benefits recognized from these investments totaled $1,075,000 for the year ended December 31, 2011, and $7,310,000 remain available to be earned over six years beginning in 2012, subject to continuing compliance with applicable regulations. No amounts had been invested with respect to the 2012 award as of June 30, 2012.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

At June 30, 2012 and December 31, 2011, no recapture event had occurred with respect to the New Markets Tax Credits, nor, in the opinion of management, are such events anticipated to occur in the foreseeable future. As of June 30, 2012, FNBC CDE had total assets consisting of $22,127,000, primarily cash and accrued interest of $627,000 and loans of $21,500,000, with capital of $22,127,000.

Low-Income Housing Tax Credits

First NBC Bank is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved low-income housing investment tax credit projects. At June 30, 2012, it had $25,655,000 invested in these partnerships. These investments are expected to generate Low-Income Housing tax credits of approximately $35,803,000 based on the investments made through December 31, 2011. Of that amount, $3,365,000 had been recognized through December 31, 2011, $3,600,000 will be recognized for the year ended 2012 and $28,838,000 is expected to be recognized over a nine year period beginning in 2013. First NBC Bank also made loans unrelated to the generation and use of tax credits, related to these real estate projects totaling $32,633,000 at June 30, 2012. These loans are subject to the bank’s normal underwriting criteria, and all loans are performing according to their contractual terms.

New Market Tax Credits

First NBC Bank is also a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved NMTC projects that are CDEs that are not associated with FNBC CDE. At June 30, 2012, it had $31,129,000 invested in these partnerships. These investments were expected to generate NMTCs of approximately $60,505,000, of which $10,910,000 has been recognized through December 31, 2011, $7,970,000 is expected to be recognized for the year ended 2012 and $41,625,000 is expect to be recognized in periods after 2012. First NBC Bank also made loans unrelated to the generation and use of tax credits related to these real estate projects totaling $39,184,000 at June 30, 2012.

Federal Historic Rehabilitation Tax Credits

First NBC Bank is also a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved Federal Historic Rehabilitation tax credit projects. At June 30, 2012, it had $6,995,000 invested in these partnerships. These investments were expected to generate federal tax credits of approximately $8,518,000, $3,561,000 of which had been recognized through December 31, 2011 with the remainder expected to be recognized in 2012. First NBC Bank did not make any loans related to these real estate projects.

8. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures, clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

The fair value of the Bank’s securities portfolio is generally based on a single price for each financial instrument provided by a third-party pricing service determined by one or more of the following:

•	Quoted prices for similar, but not identical, assets or liabilities in active markets (Level 1);

•	Quoted prices for identical or similar assets or liabilities in inactive markets (Level 2);

•	Inputs other than quoted prices that are observable, such as interest rate and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates (Level 2); and

•	Other inputs derived for or corroborated by observable market inputs (Level 2).

The underlying methods used by the third-party services are considered in determining the primary inputs used to determine fair values. The Company evaluates the methodologies employed by the third-party pricing services by comparing the price provided by the pricing service with other sources, including brokers’ quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided value and other sources are discussed with the pricing service to understand the basis for their values. Based on this evaluation, the Company determined that the results represent prices that would be received to sell assets or paid to transfer liabilities in orderly transaction in the current market.

The Company evaluates impaired investment securities quarterly to determine if impairments are temporary or other than-temporary. For impaired debt securities, management first determines whether it intends to sell or if it is more-likely than not that it will be required to sell the impaired securities. This determination considers current and forecasted liquidity requirements, regulatory and capital requirements and securities portfolio management. All impaired debt securities that the Company intends to are to be required to sell are considered other-than-temporarily impaired and the full impairment loss are recognized as a charge against earnings.

Securities are classified within Level 1 when quoted market prices are available in an active market. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples include certain available-for-sale obligations. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. The Company’s investment portfolio did not include Level 3 securities as of June 30, 2012 and December 31, 2011.

First NBC Bank utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). It also enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding (“rate lock commitments”). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Fair value of derivative instruments are estimated using prices of financial instruments with similar characteristics, and thus are classified within Level 2 of the fair value hierarchy.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to estimate the fair value at the measurement date in the tables below.

The following tables present the balances of assets and liabilities measured on a recurring basis as of June 30, 2012 and December 31, 2011 (in thousands).

	June 30, 2012 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Available-for-sale securities	$334,190	$–	$334,190	$–

Liabilities:
Derivative instrument	$5,846	$–	$5,846	$–

	December 31, 2011 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$326,489	$–	$326,489	$–

Certain assets and liabilities are measured at fair value on a nonrecurring basis and, therefore, are not included in the table above. The Company records certain loans considered impaired and other real estate at fair value when the underlying fair value is less than the Company’s recorded investment in the asset. Fair value is measured at the fair value of the collateral for collateral-dependent loans. For non-collateral-dependent loans, fair value is measured at the present value of the expected future cash flows. Impaired loans and other real estate are Level 2 assets measured using appraisals from external parties of the collateral, less any prior liens. For the periods ended June 30, 2012 and December 31, 2011, there were nonrecurring fair value measurements on impaired loans and other real estate of approximately $428,000 and $371,000, respectively. Impaired loans as of June 30, 2012 and December 31, 2011 were $7.4 million and $9.0 million, respectively.

ASC 820 requires the disclosure of the fair value for each class of financial instruments for which it is practicable to estimate. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC 820 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

Cash and Cash Equivalents and Short-Term Investments

The carrying amount of these short-term instruments approximates their fair value.

Investment Securities

The fair values of securities available-for-sale are based on quoted prices, or quoted prices of similar securities of comparable risk and maturity when no quoted market price exists. Securities are classified within Level 1 where quoted market prices are available in an active market. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Inputs include securities that have quoted prices in active markets for identical assets

Loans

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate commercial real estate, commercial loans, and consumer loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms and borrowers of similar credit quality. Fair value of mortgage loans held for sale is based on commitments on hand from investors or prevailing market rates. The fair value associated with the loans include estimates related to expected prepayments and the amount and timing of undiscounted expected principal, interest and other cash flows, which would be classified within Level 3 of the hierarchy.

Bank-Owned Life Insurance

The carrying amount of the bank-owned life insurance policies approximates their fair values.

Deposits

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The fair value of the Company’s deposits would therefore be categorized within Level 3 of the fair value hierarchy.

Short-Term Borrowings and Repurchase Agreements

The carrying amount of these short-term instruments approximates their fair values.

Long-Term Borrowings

The fair values of long-term borrowings are estimated using discounted cash flows analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Bank’s long-term debt would therefore be categorized within Level 3 of the fair value hierarchy.

Derivative Instruments

Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts. Fair value of the derivative instruments are estimated using prices of financial instruments with similar characteristics, and thus the instruments are classified within Level 2 of the fair value hierarchy.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

Off-Balance Sheet Arrangements

First NBC Bank has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At June 30, 2012 and December 31, 2011, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values of the Company’s financial instruments were as follows as of June 30, 2012 and December 31, 2011 (in thousands):

	June 30, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and due from banks	$46,101	$46,101	$32,489	$32,489
Short-term investments	101,015	101,015	34,882	34,882
Investment securities available-for-sale	334,190	334,190	326,489	326,489
Mortgage loans held for sale	24,615	24,646	5,807	5,807
Loans	1,714,546	1,709,257	1,633,214	1,629,801
Cash surrender value of bank-owned life insurance	25,136	25,136	24,756	24,756
Liabilities:
Deposits, noninterest bearing	236,543	236,543	221,423	221,423
Deposits, interest bearing	1,844,005	1,401,537	1,680,587	1,689,587
Short-term borrowings and repurchase agreements	27,662	27,662	17,976	17,976
Long-term borrowings	55,330	58,121	56,845	59,966
Derivative instruments	5,846	5,846	–	–

9. Derivative - Interest Rate Swap Agreement

As part of its activities to manage interest rate risk due to interest rate movements, First NBC Bank entered into a delayed interest rate swap in April 2012 to manage exposure to future interest rate risk through modification of the bank’s net interest sensitivity to levels deemed to be appropriate. The bank entered this interest rate swap agreement to convert a portion of its forecasted variable-rate debt to a fixed rate, which is a cash flow hedge of a forecasted transaction. The notional amount on which the interest payments are based is not exchanged. The notional amount in the derivative contract is $115 million. The bank will receive payments from the counterparty at three month LIBOR and make payments to the counterparty at a fixed rate of 2.88 percent on the notional amount. The cash flow payments on the derivative begin January 2015 and terminate January 2022. There were no derivative contracts as of and for the year ended December 31, 2011.

Because the swap agreement used to manage interest rate risk has been designated as hedging exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately.

In applying hedge accounting for derivatives, the bank establishes a method for assessing the effectiveness of the hedging derivative by utilizing the dollar offset approach and a measurement approach for determining the

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

ineffective aspect of the hedge through the variable cash flows methods upon the inception of the hedge. These methods are consistent with the bank’s approach to managing risk.

For interest rate swap agreements that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately. The Company had no such agreements as of and for the six and twelve month periods ending June 30, 2012 and December 31, 2011, respectively.

For the six months ended June 30, 2012 and 2011, the Company has not reclassified into earnings any gain or loss as a result of the discontinuance of cash flow hedges because it was probable the original forecasted transaction would not occur by the end of the originally specified term.

At June 30, 2012, no amount of the derivative will mature within the next twelve months. The Company does not expect to reclassify any amount from accumulated other comprehensive income into interest income over the next twelve months for derivatives that will be settled.

At June 30, 2012, and for the six months then ended, a loss of $3,800,000 (net of income taxes) has been recognized in other comprehensive income. The fair value of the derivative liability of $5,846,000 as of June 30, 2012 has been recognized in other liabilities. No amounts of gains or losses have been reclassified from accumulated comprehensive income nor have any amounts of gains or losses been recognized due to ineffectiveness of a portion of the derivative.

Pursuant to the interest rate swap agreement, First NBC Bank pledged collateral to the counterparties in the form of investment securities totaling $7,393,000 (fair value at June 30, 2012, $7,465,000). There was no collateral posted from the counterparties to the bank as of June 30, 2012.

10. Income Taxes

The income tax benefit on the income from operations for the six months ended June 30, 2012 and 2011 was as follows (in thousands):

	For the six months ended June 30,
	2012	2011
Current tax benefit	$–	$–
Deferred tax benefit	(4,878)	(2,716)

Total tax benefit	$(4,878)	(2,716)

The amount of taxes in the accompanying consolidated statements of income is different from that expected using federal income tax rates due primarily to the effect of various tax credits. As previously discussed, the Company earns various tax credits, which reduce the Company’s federal income tax liability or create a carryforward, as applicable. In addition, the Company is also required to reduce its tax basis of the investment in the project that generated the credits, by the amount of the credit applied in that year. The Company’s net deferred assets are reflected in the accompanying consolidated financial statements in other assets. In the opinion of management, no valuation allowance was required for the net deferred tax assets at June 30, 2012 and December 31, 2011, as the amounts will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies.

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

11. Share-based Compensation

The Company has various types of share-based compensation plans. These plans are administered by the Human Resources Committee of the Board of Directors, which selects persons eligible to receive awards and approves the number of shares and/or options subject to each award, the terms, conditions, and other provisions of the awards.

Stock Options

The Company issues stock options to directors, officers, and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant, and the maximum option term cannot exceed 10 years. At June 30, 2012, the weighted-average contractual term of options outstanding, including exercisable options, was approximately seven years. Unrecognized compensation cost related to nonvested stock options was approximately $2,631,000 and $753,000 for the six months ended June 30, 2012 and the year ended December 31, 2011, respectively, and is expected to be recognized through 2012. No options have been exercised to date. During 2012, the Company has granted 370,692 options to purchase shares.

Total compensation expense related to these options was $186,000 and $142,000 for the six months ended June 30, 2012 and 2011, respectively.

The fair value of the stock options was estimated by independent third-party valuation professionals using the Black-Scholes option pricing model and the assumptions set forth in the following table:

	Six months ended June 30, 2012	Year ended December 31, 2011
Expected dividend yield	0.00%	0.00%
Weighted-average expected volatility	36.50%	31.50%
Weighted-average risk-free interest rate	1.26%	2.87%
Expected option term (in years)	6.40	6.00
Contractual term (in years)	10.00	10.00
Weighted-average grant date fair value	$5.08	$4.33

Expected volatility was estimated by reference to a group of publicly traded banks based in the southeastern United States.

The amortization of share-based compensation reflects estimated forfeitures and will be adjusted for actual forfeiture experience as it occurs in future periods. The following table represents the activity related to stock options during the six months ended June 30, 2012 and June 30, 2011.

	For the six months ended June 30, 2012
	Number of shares	Weighted average exercise price	Weighted average grant date fair value
Options outstanding, January 1	443,658	11.11	3.39
Granted	371,026	14.69	5.50
Exercised	–	–	–
Forfeited or expired	1,000	14.20	5.08
Options outstanding, June 30	813,684	12.77	4.35
Options exercisable, June 30	282,885	10.62	2.83

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

	For the six months ended June 30, 2011
	Number of shares	Weighted average exercise price	Weighted average grant date fair value
Options outstanding, January 1	215,000	10.64	2.51
Granted	229,657	12.23	4.33
Exercised	–	–	–
Forfeited or expired	666	12.23	4.33
Options outstanding, June 30	443,991	11.11	3.39
Options exercisable, June 30	191,667	10.01	2.08

12. Shareholders’ Equity

Senior Preferred Stock

On June 30, 2011, the Company sold approximately $20.6 million of convertible perpetual preferred stock Series C. The Series C preferred stock has an aggregate liquidation preference of approximately $20.6 million and qualifies as Tier 1 regulatory capital and can be used in calculating all regulatory capital ratios. Each share of Series C preferred stock is convertible at the option of the holder, except in certain circumstances when regulatory approval is necessary, into one share of common stock. The Series C preferred stock will rank pari passu with the common stock with respect to the payment of dividends. During the six months ended June 30, 2012, 736,378 shares of Series C preferred stock were converted into shares of common stock.

On August 4, 2011, the Company sold approximately $37.9 million of senior noncumulative perpetual preferred stock, Series D, to the Treasury, pursuant to the Small Business Lending Fund program. The Series D preferred stock has an aggregate liquidation preference of approximately $37.9 million and qualifies as tier 1 regulatory capital and can be used in calculating all regulatory capital ratios.

The terms of the Series D preferred stock provide for payment of noncumulative dividends on a quarterly basis beginning October 3, 2011. The dividend rate, as a percentage of the liquidation amount, fluctuates, while the Series D preferred stock is outstanding based upon changes in the level of “qualified small business lending” (QSBL) by the Company from its average level of QSBL at each of the four quarter ends leading up to June 30, 2010 (Baseline), as follows:

Dividend Period		Unaudited Annualized Dividend rate
Beginning	Ending
August 4, 2011	September 30, 2011	1.535%
October 1, 2011	December 31, 2011	1.000%
January 1, 2012	March 31, 2012	1.000%
April 1, 2012	June 30, 2012	1.000%
July 1, 2012	December 31, 2013	1.000% to 5.000%
January 1, 2014	February 3, 2016	1.000% to 7.000%
February 4, 2016	Redemption	9.000%

In addition to the applicable dividend rates described above, beginning on January 1, 2014, and on all dividend payment dates thereafter ending on April 1, 2016, the Company will be required to pay a quarterly lending incentive fee of 0.5% of the liquidation value if the Company fails to increase the level of QSBL compared to the Baseline.

As long as shares of Series D preferred stock remain outstanding, the Company may not pay dividends to common shareholders (nor may the Company repurchase or redeem any shares of common stock) during any quarter in which

First NBC Bank Holding Company

Notes to Unaudited Consolidated Financial Statements

the Company fails to declare and pay dividends on the Series D preferred stock and for the next three quarters following such failure. In addition, under the terms of the Series D preferred stock, the Company may only declare and pay dividends on common stock (or repurchase shares of common stock) if, after payment of such dividend, the dollar amount of tier 1 capital would be at least 90% of tier 1 capital as of August 4, 2011, excluding charge-offs and redemptions of the Series D preferred stock (tier 1 dividend threshold). Beginning January 1, 2014, the tier 1 dividend threshold is subject to reduction based upon the extent by which, if at all, the QSBL at September 30, 2013, has increased over the Baseline.

The Bank may redeem the Series D preferred stock at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends, subject to the approval of the Company’s primary federal regulatory agency.

In August 2011, the Company entered into a repurchase letter agreement with the U.S. Treasury, pursuant to which the Company redeemed, out of the proceeds of the issuance of the Series D preferred stock, all 17,836 outstanding shares of its Series A preferred stock and 892 outstanding shares of its Series B preferred stock, for an aggregate redemption price of approximately $18.7 million. As a result of the redemption of the Series A preferred stock and the Series B preferred stock, the Company accelerated the net amortization of the discount/premium recorded at issuance on the two series of preferred stock. The accelerated net amortization was approximately $580,000 and has been reflected as a dividend to preferred shareholders and included as a deduction to income available from common shareholders.

Common Stock

During the six months ended June 30, 2012, the Company issued 117,000 shares of common stock for approximately $1.4 million. During the six months ended June 30, 2011, the Company issued 1,057,196 shares of common stock for approximately $11.7 million, net of offering costs.

13. Warrants

In connection with their financing of the start-up activities of First NBC Bank, the organizing shareholders of First NBC Bank received warrants for 162,500 shares of its common stock with an exercise price of $10.00 per share, which were subsequently exchanged for an equal number of warrants to purchase Company common stock. The warrants are exercisable immediately and have an expiration date of 10 years from initial issuance. No charge was made to income in connection with the warrants. In connection with the acquisition of Dryades Bancorp, Inc., the Company issued 87,059 warrants at $19.50 per share.

Report of Independent Registered Public Accounting Firm

The Board of Directors

First NBC Bank Holding Company

We have audited the accompanying consolidated balance sheets of First NBC Bank Holding Company (the Bank) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Bank’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First NBC Bank Holding Company as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, these statements have been restated to correct errors related primarily to the Bank’s accounting for income tax credits.

/s/ Ernst & Young LLP

April 30, 2012,

except for the matters

discussed in Notes 2 and 3,

as to which the date is

November 8, 2012

First NBC Bank Holding Company

Consolidated Balance Sheets

	December 31,
	2011	2010
	Restated	Restated
Assets
Cash and due from banks	$32,489,496	$5,646,888
Short-term investments	34,882,135	23,637,702
Investment securities available for sale, at fair value	326,488,520	220,989,618
Loans, net of allowance for loan losses of $18,122,036 and $12,508,053, respectively	1,638,987,960	1,099,975,084
Bank premises and equipment, net	31,635,425	30,096,709
Accrued interest receivable	7,381,580	5,466,134
Intangible assets	8,979,895	5,380,930
Investment in Community Development Corporation	6,683,899	4,979,432
Investment in tax credit entities	67,202,043	32,637,401
Cash surrender value of bank-owned life insurance	24,756,347	14,135,724
Other real estate	7,991,059	6,207,108
Deferred tax asset	6,522,957	1,916,812
Other assets	22,455,173	8,873,591

Total assets	$2,216,456,489	$1,459,943,133

Liabilities and equity
Deposits:
Noninterest bearing	$221,423,241	$115,071,296
Interest bearing	1,680,586,984	1,179,710,041

Total deposits	1,902,010,225	1,294,781,337
Repurchase agreements	17,976,089	11,072,307
Long-term borrowings	56,845,105	15,440,000
Accrued interest payable	4,831,999	3,931,508
Other liabilities	11,276,063	3,684,738

Total liabilities	1,992,939,481	1,328,909,890
Shareholders’ equity:
Preferred stock – no par value; 10,000,000 shares authorized
Preferred stock Series A – no par value; 17,836 shares authorized, no shares issued and outstanding at December 31, 2011, and 17,836 shares authorized, issued, and outstanding at December 31, 2010	–	17,243,824
Preferred stock Series B – no par value; 892 shares authorized, issued, and outstanding at December 31, 2011, 892 shares authorized, issued, and outstanding at December 31, 2010	–	861,830
Convertible preferred stock Series C – no par value; 1,680,219 and no shares authorized, issued, and outstanding at December 31, 2011 and 2010, respectively	20,582,683	–
Preferred stock Series D – no par value; 37,935 and no shares authorized, issued, and outstanding at December 31, 2011 and 2010, respectively	37,935,000	–
Common stock – par value $1 per share; 20,000,000 shares authorized; 12,153,108 and 9,569,909 shares issued and outstanding at December 31, 2011 and 2010, respectively	12,153,108	9,569,909
Additional paid-in capital	118,009,780	89,445,794
Accumulated earnings	31,395,460	13,327,418
Accumulated other comprehensive income (loss), net	1,794,886	(1,062,241)

Total shareholders’ equity	221,870,917	129,386,534
Noncontrolling interest	1,646,091	1,646,709

Total equity	223,517,008	131,033,243

Total liabilities and equity	$2,216,456,489	$1,459,943,133

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Income

	Year Ended December 31,
	2011	2010	2009
	Restated	Restated	Restated
Interest income:
Loans, including fees	$74,770,272	$56,961,813	$41,892,598
Investment securities	4,075,769	3,632,023	3,192,946
Short-term investments	167,562	96,710	106,042

	79,013,603	60,690,546	45,191,586
Interest expense:
Deposits	24,884,798	24,156,102	21,703,189
Borrowings and securities sold under repurchase agreements	1,482,202	171,514	221,602

	26,367,000	24,327,616	21,924,791

Net interest income	52,646,603	36,362,930	23,266,795
Provision for loan losses	8,010,210	5,514,127	2,465,669

Net interest income after provision for loan losses	44,636,393	30,848,803	20,801,126
Noninterest income:
Service charges on deposit accounts	1,576,567	1,167,465	950,995
Investment securities gains, net	485,355	2,047,068	197,549
(Losses) gains on fixed assets, net	(147,158)	939	(6,741)
Gains on sales of loans, net	779,591	419,370	123,414
Cash surrender value income on bank-owned life insurance	620,623	525,872	484,309
Gains on sales of state tax credits	950,718	889,762	500,000
Other	1,685,141	597,003	422,837

	5,950,837	5,647,479	2,672,363
Noninterest expense:
Salaries and employee benefits	12,800,901	9,432,770	6,790,994
Occupancy and equipment expenses	6,428,044	5,357,196	4,111,815
Professional fees	3,969,515	2,356,712	1,169,811
Taxes, licenses, and FDIC assessments	2,660,717	3,196,844	2,367,491
Tax credit investment amortization	2,867,829	611,403	218,162
Write-down of other real estate	1,212,138	72,809	62,806
Other	6,307,526	5,259,606	4,464,564

	36,246,670	26,287,340	19,185,643

Income before income taxes	14,340,560	10,208,942	4,287,846
Income tax (benefit) provision	(5,407,010)	147,148	89,415

Net income	19,747,570	10,061,794	4,198,431
Less net income attributable to noncontrolling interests	(308,173)	–	–

Net income attributable to Bank	19,439,397	10,061,794	4,198,431
Less preferred stock dividends	(791,555)	(972,080)	(634,552)
Less accretion of discount on preferred stock	(579,800)	(178,400)	(133,800)

Income available to common shareholders	$18,068,042	$8,911,314	$3,430,079

Earnings per common share – basic	$1.55	$1.14	$0.52

Earnings per common share – diluted	$1.54	$1.13	$0.51

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Shareholders’ Equity

	Preferred Stock Series A	Preferred Stock Series B	Preferred Stock Series C	Preferred Stock Series D	Common Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity	Noncontrolling Interest	Total Equity
Balance, December 31, 2008, restated	$–	$–	$–	$–	$6,641,168	$58,725,632	$986,025	$(113,339)	$66,239,486	$1,644,000	$67,883,486
Comprehensive income:
Net income	–	–	–	–	–	–	4,198,431	–	4,198,431	–	4,198,431
Holding gains on securities available for sale arising during the period, net of tax of $205,142	–	–	–	–	–	–	–	586,119	586,119	–	586,119

Total comprehensive income								586,119	4,784,550	–	4,784,550
Net income attributable to noncontrolling interest	–	–	–	–	–	–	–	–	–	1,000	1,000
Restricted stock and stock option expense	–	–	–	–	15,348	1,207,227	–	–	1,222,575	–	1,222,575
Issuance of preferred stock for Troubled Asset Relief Program	16,946,485	846,969	–	–	–	–	–	–	17,793,454	–	17,793,454
Issuance of common stock for Employee Stock Ownership Plan	–	–	–	–	50,000	(50,000)	–	–	–	–	–
Preferred stock dividends and discount accretion	127,431	6,369	–	–	–	–	(768,352)	–	(634,552)	–	(634,552)
Refund of common stock contribution	–	–	–	–	–	–	–	–	–	–	–

Balance, December 31, 2009, restated	17,073,916	853,338	–	–	6,706,516	59,882,859	4,416,104	472,780	89,405,513	1,645,000	91,050,513
Comprehensive income:
Net income	–	–	–	–	–	–	10,061,794	–	10,061,794	–	10,061,794
Holding losses on securities available for sale arising during the period, net of tax of $540,920	–	–	–	–	–	–	–	(1,535,021)	(1,535,021)	–	(1,535,021)

Total comprehensive income								(1,535,021)	8,526,773	–	8,526,773
Restricted stock and stock option expense	–	–	–	–	92,004	856,531	–	–	948,535	–	948,535
Issuance of common stock	–	–	–	–	2,771,389	28,706,404	–	–	31,477,793	–	31,477,793
Preferred stock dividends and discount accretion	169,908	8,492	–	–	–	–	(1,150,480)	–	(972,080)	–	(972,080)
Equity contribution for noncontrolling interest	–	–	–	–	–	–	–	–	–	1,709	1,709

Balance, December 31, 2010, restated	17,243,824	861,830	–	–	9,569,909	89,445,794	13,327,418	(1,062,241)	129,386,534	1,646,709	131,033,243
Comprehensive income:
Net income	–	–	–	–	–	–	19,439,397	–	19,439,397	–	19,439,397
Holding gains on securities available for sale arising during the period, net of tax of $1,471,652	–	–	–	–	–	–	–	2,857,127	2,857,127	–	2,857,127

Total comprehensive income								2,857,127	22,296,524	–	22,296,524
Restricted stock and stock option expense	–	–	–	–	63,982	855,033	–	–	919,015	–	919,015
Issuance of common stock	–	–	–	–	2,519,217	27,707,244	–	–	30,226,461	–	30,226,461
Issuance (redemption) of preferred stock	(17,796,026)	(889,428)	20,582,683	37,935,000	–	–	–	–	39,832,229	–	39,832,229
Preferred stock dividends and discount accretion	552,202	27,598	–	–	–	–	(1,371,355)	–	(791,555)	–	(791,555)
Equity contribution for noncontrolling interest	–	–	–	–	–	1,709	–	–	1,709	(618)	1,091

Balance, December 31, 2011, restated	$–	$–	$20,582,683	$37,935,000	$12,153,108	$118,009,780	$31,395,460	$1,794,886	$221,870,917	$1,646,091	$223,517,008

See accompanying notes.

First NBC Bank Holding Company

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2011	2010	2009
	Restated	Restated	Restated
Operating activities
Net income	$19,747,570	$10,061,794	$4,198,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Noncontrolling interest	(308,173)	–	–
Deferred tax (benefit) provision	(5,407,010)	147,148	89,415
Amortization of tax credit investments	2,867,829	504,565	325,000
Net discount accretion and premium amortization	2,463,193	1,640,936	190,742
Gain on securities	(485,355)	(2,047,068)	(197,549)
Loss on assets	1,212,138	135,615	–
Write-down of other real estate	–	72,809	62,806
Loss (gain) on sale of fixed assets	147,158	(939)	6,741
Proceeds from sale of mortgage loans held for sale	46,149,868	52,008,480	30,809,670
Mortgage loans originated and held for sale	(46,272,762)	(53,961,162)	(34,540,964)
Gain on sale of loans	(779,588)	(419,370)	(123,414)
Proceeds from sale of Small Business Administration loans	9,498,281	4,859,733	2,178,174
Origination of Small Business Administration loans for sale	(8,718,692)	(4,440,363)	(2,054,760)
Provision for loan losses	8,010,210	5,514,127	2,465,669
Depreciation and amortization	1,931,860	1,612,220	1,034,466
Share-based and other compensation expense	715,178	985,397	717,930
Increase in cash surrender value of bank-owned life insurance	(620,623)	(525,872)	(484,309)
Changes in operating assets and liabilities:
Change in other assets	(6,853,757)	(259,129)	(9,849,720)
Change in accrued interest receivable	(1,072,001)	(1,833,994)	(1,115,898)
Change in accrued interest payable	7,708	(399,888)	2,031,976
Change in other liabilities	7,223,548	849,465	685,417

Net cash provided by (used in) operating activities	29,456,580	14,504,504	(3,570,177)
Investing activities
Purchases of available-for-sale investment securities	(418,927,604)	(700,625,273)	(255,667,544)
Proceeds from sales of available-for-sale investment securities	156,777,822	234,237,230	73,531,083
Proceeds from maturities, prepayments, and calls of available-for-sale investment securities	159,434,406	361,296,838	127,204,026
Purchases of investments in Community Development Corporation	(227,957)	(314,126)	(32,950)
Purchases of investments in tax credit entities	(40,597,471)	(25,019,059)	–
Loans originated, net of repayments	(325,396,643)	(262,665,807)	(259,272,428)
Proceeds from sale of bank premises and equipment	499,658	3,102	4,823
Purchases of bank premises and equipment	(4,141,405)	(8,838,567)	(9,771,873)
Purchases of bank-owned life insurance	(10,000,000)	–	–
Proceeds from sales of acquired assets	28,972,359	–	–
Reimbursement from FDIC related to acquisition	59,687,417	–	–
Net cash received in business combinations	49,581,538	–	–

Net cash used in investing activities	(344,337,880)	(401,925,662)	(324,004,863)
Financing activities
Net change in short-term borrowings and repurchase agreements	$6,903,782	$1,810,500	$(35,933,542)
Proceeds from long-term borrowings	40,000,000	15,000,000	–
Repayment of borrowings	(21,220,159)	(110,000)	(350,000)
Net increase in deposits	257,814,365	326,716,214	375,538,658
Proceeds from sale of minority interest in subsidiary	–	–	1,000
Proceeds from sale of noncontrolling interest in subsidiary	(618)	1,709	–
Proceeds from sale of preferred stock, net of offering costs	58,517,682	–	17,793,455
Refund of common stock contribution	–	–	(250,000)
Repayment of preferred stock	(18,685,454)	–	–
Proceeds from sale of common stock, net of offering costs	30,430,298	31,479,502	–
Dividends paid	(791,555)	(972,080)	(634,552)

Net cash provided by financing activities	352,968,341	373,925,845	356,165,019

Net change in cash, due from banks, and short-term investments	38,087,041	(13,495,313)	28,589,979
Cash, due from banks, and short-term investments at beginning of period	29,284,590	42,779,903	14,189,924

Cash, due from banks, and short-term investments at end of period	$67,371,631	$29,284,590	$42,779,903

Supplemental cash flows information
Cash paid for interest	$24,812,006	$24,743,006	$19,877,806

See accompanying notes.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

The accounting and reporting policies of First NBC Bank Holding Company (the Company) conform to accounting principles generally accepted in the United States and to prevailing practices within the banking industry. The Company offers complete banking services, primarily to businesses, institutions, and individuals in southeastern Louisiana and southern Mississippi. A summary of the significant accounting policies follows.

Principles of Consolidation

In 2011, the accompanying consolidated financial statements include the accounts of the Company and First NBC Bank, and First NBC Bank’s wholly owned subsidiaries, which include First NBC Bank Community Development, LLC (FNBC CDC) (collectively referred to as the Bank). FNBC CDC is a Community Development Corporation (CDC) formed to purchase various affordable residential real estate properties in the New Orleans area for the purpose of making improvements to these properties and selling the properties. Also included is the Bank’s 51%-owned subsidiary, First NBC Community Development Fund, LLC (FNBC CDE). FNBC CDE is a Community Development Entity (CDE) formed to apply for and receive allocations of New Markets tax credits (NMTC). In 2010, the accompanying consolidated financial statements included the accounts of First NBC Bank Holding Company and its wholly owned subsidiaries, Dryades Savings Bank, N.A. (Dryades Bank) and First NBC Bank, and First NBC Bank’s wholly owned subsidiaries, First NBC Bank Community Development, LLC. In 2010, the Board of Directors of First NBC Bank and Dryades Bank approved the merger of Dryades Bank into First NBC Bank. Dryades Bank was merged into First NBC Bank as of the close of business on November 30, 2010. The merger did not change the consolidated financial statements of the Company. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

Variable interest entities (VIEs) are entities that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The Bank uses VIEs in various legal forms to conduct normal business activities. The Bank reviews the structure and activities of VIEs for possible consolidation.

A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE. A VIE often holds financial assets, including loans or receivables, real estate, or other property. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Bank also owns noncontrolling variable interests in certain limited partnerships for which it does not absorb a majority of expected losses or receive a majority of expected residual returns that are not included in the accompanying consolidated financial statements. Refer to Note 9 for further detail.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The determination of the allowance for loan losses is a material estimate that is particularly subject to significant change.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Investment Securities

Investment securities are classified either as held to maturity or available for sale. Management determines the classification of securities when they are purchased.

Investment securities that the Bank has the ability and positive intent to hold to maturity are classified as securities held to maturity and are stated at amortized cost.

Securities that may be sold in response to changes in interest rates, liquidity needs, or asset liability management strategies, are classified as securities available for sale. These securities are carried at fair value, with net unrealized gains or losses excluded from earnings and shown as a separate component of stockholders’ equity in accumulated other comprehensive income (loss), net of income taxes.

The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts over the contractual life of the security using the interest method or, in the case of mortgage-backed securities, over the estimated life of the security using the effective yield method. Such amortization or accretion is included in interest income on securities. Realized gains and losses on both held-to-maturity securities and available-for-sale securities are computed based on the specific-identification method. Realized gains and losses and declines in value judged to be other than temporary are included in net securities gains and losses.

Unrealized losses on securities are evaluated to determine if the losses are temporary, based on various factors, including the cause of the loss, prospects for recovery, projected cash flows, collateral values, credit enhancements and other relevant factors, and management’s intent and ability not to sell the security until the fair value exceeds amortized cost. A charge is recognized against earnings for all or a portion of the impairment if the loss is determined to be other than temporary.

Loans

Loans are stated at the principal amount outstanding, net of unamortized fees and costs on originated loans and allowances for loan losses. Loan origination fees and certain direct loan origination costs are deferred and amortized over the lives of the respective loans as a yield adjustment using the interest method. Interest income on loans is accrued as earned using the interest method over the life of the loan.

Third-party property valuations are obtained at the time of origination for real estate-secured loans. When a determination is made that a loan has deteriorated to the point of becoming a problem loan, updated valuations may be ordered to help determine if there is impairment, which may lead to a recommendation for partial charge-off or appropriate allowance allocation. Property valuations are ordered through, and reviewed by, the Bank’s Credit Department. The Bank typically orders an “as is” valuation for collateral property if the loan is classified as special mention or substandard.

Loans, or portions of loans, are charged off in the period that such loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an estimate of the fair value of the underlying collateral and/or assessment of the financial condition and repayment capacity of the borrower.

The Bank considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

agreement. The Bank’s impaired loans include troubled debt restructurings (TDRs) and performing and nonperforming loans for which full payment of principal or interest is not expected. The Bank calculates a reserve required for impaired loans based on the present value of expected future cash flows discounted using the loan’s effective interest rate or the fair value of the collateral securing the loan.

The past due status of loans is determined based on the contractual terms. When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status, unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan.

When a loan is placed on nonaccrual status, interest accrued and unpaid during prior periods is reversed. Generally, any payments received on nonaccrual loans are applied first to outstanding loan principal amounts and then to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest and fees.

Acquisition Accounting for Loans

The Bank accounts for business acquisitions in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations, which requires the use of the acquisition method of accounting. All identifiable assets acquired, including loans, are recorded at fair value. The fair value of loans that do not have deteriorated credit quality are accounted for in accordance with ASC 310-20, Nonrefundable Fees and Other Costs, and is represented by the expected cash flows from the portfolio discounted at current market rates. In estimating the cash flows, the Bank uses a model based on assumptions about the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severities in the event of defaults, and current market rates. The fair value adjustment is amortized over the life of the loan using the effective interest method.

The Bank accounts for certain acquired loans with deteriorated credit quality under ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. In accordance with ASC 310-30 and in estimating the fair value of loans with deteriorated credit quality as of the acquisition date, the Bank (a) calculates the contractual amount and timing of undiscounted principal and interest payments (the undiscounted contractual cash flows) and (b) estimates the amount and timing of undiscounted expected principal and interest payments (the undiscounted expected cash flows). The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. On the acquisition date, the amount by which the undiscounted expected cash flows exceed the estimated fair value of the loans with deteriorated credit quality is the accretable yield. The accretable yield is recorded into interest income over the estimated lives of the loans using the effective-yield method. The accretable yield changes over time, due to accretion and as actual and expected cash flows vary from the estimated cash flows at acquisition. The accretable yield is measured at each financial reporting date and represents the difference between the remaining undiscounted expected cash flows and the current carrying value of the loans. The remaining undiscounted expected cash flows are calculated at each financial reporting date, based on information currently available. Increases in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income, prospectively. Increases in expected cash flows may also lead to the reduction of any allowance for loan losses recorded after the acquisition. Decreases in expected cash flows compared to those originally estimated decrease the accretable yield and are recognized by recording an allowance for loan losses. As the accretable yield increases or decreases from changes in cash flow expectations, the offset is a increase or decrease to the nonaccretable difference. There is no carryover of allowance for loan losses, as the loans acquired are initially recorded at fair value as of the date of acquisition.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. At December 31, 2011 and 2010, the Bank reported mortgage loans held for sale totaling $5,774,000 and $5,656,000, respectively. Loans held for sale have primarily been fixed-rate, single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 30 days. These loans are sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Bank under limited circumstances which may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2011 and 2010, an insignificant number of loans were returned to the Bank.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged off against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable inherent losses on existing loans, based on an evaluation of the collectibility of loans and prior loss experience. The allowance for loan losses consists of specific and general reserves. The Bank determines specific reserves based on the provisions of ASC 310, Receivables. The Bank’s allowance for loan losses includes a measure of impairment related to those loans identified as impaired. The Bank considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Bank will be unable to collect all principal and interest due according to the contractual terms of the loan agreement. This measurement is based on a comparison of the recorded investment in the loan with either the expected cash flows discounted using the loan’s original contractual effective interest rate or the fair value of the collateral underlying certain collateral-dependent loans. General reserves are based on management’s evaluation of many factors, including current economic trends, industry experience, historical loss experience, industry loan concentrations, the borrowers’ abilities to repay and repayment performance, probability of foreclosure, and estimated collateral values. Ultimate losses may vary from current estimates, and, as adjustments become necessary, they are included in earnings in the period they become known. As these factors change, adjustments to the loan loss reserve are charged to current operations. Loans that are determined to be uncollectible are charged off against the allowance for loan losses once that determination is made.

While management uses available information to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated life of each respective type of asset as follows:

Buildings	40 years
Furniture, fixtures, and equipment	5–15 years

Leasehold improvements are amortized using the straight-line method over the periods of the leases, including options expected to be exercised, or the estimated useful lives, whichever is shorter. Gains and losses on disposition and maintenance and repairs are included in current operations. Rental expense on leased property is

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

recognized on a straight-line basis over the original lease term plus options that management expects to exercise. Fixed known rental increases contained in lease agreements are expensed over the lease period, including any option periods which are expected to be exercised, using a straight-line lease expense method.

Other Real Estate

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are recorded at a new cost basis determined at the date of foreclosure as the lower of cost or fair value minus estimated cost to sell. Cost is defined as the recorded investment in the loan. Subsequent to foreclosure, valuation allowances are established for any changes in the estimate of the asset’s fair value or selling costs, but not in excess of its new cost basis. Revenues and expenses from operations and changes in the valuation allowance are included in current earnings.

Goodwill and Other Intangible Assets

Goodwill is accounted for in accordance with ASC 350-20, Intangibles – Goodwill and Other, and, accordingly, is not amortized but is evaluated at least annually for impairment. Definite-lived intangible assets, which consist of core deposit intangibles, are amortized on a straight-line basis over their useful lives and evaluated at least annually for impairment.

As of December 31, 2011 and 2010, the Bank reported goodwill of $4,810,000 and $4,200,000, respectively. The Bank performs an annual impairment test of goodwill as of October 1, or more often if indicators or conditions are present which require an assessment. The results of this test did not indicate impairment of the Bank’s recorded goodwill. At December 31, 2011 and 2010, the Bank reported core deposit intangibles totaling $4,015,000 and $1,012,000, net of accumulated amortization of $385,000 and $278,000, respectively. The Bank’s core deposit intangibles are being amortized over the estimated useful life of 12 years. The Bank’s annual amortization expense totals $108,000 for the years ended December 31, 2011, 2010, and 2009.

Income Taxes

The Bank accounts for income taxes under the liability method. Deferred tax assets and liabilities are established for the temporary differences between the financial reporting basis and the tax basis of the Bank’s assets and liabilities using enacted tax rates expected to be in effect during the year in which the basis differences reverse.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Bank to report information regarding its exposure to various tax positions taken by the Bank. The Bank has determined whether any tax positions have met the recognition threshold and has measured the Bank’s exposure to those tax positions. Management believes that the Bank has adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Any interest or penalties assessed to the Bank are recorded in operating expenses. No interest or penalties from any taxing authorities were recorded in the accompanying consolidated financial statements. Federal, state, and local taxing authorities generally have the right to examine and audit the previous three years of tax returns filed.

Noncontrolling Interests

Noncontrolling interests include $1,644,000 of noncumulative, perpetual preferred stock held by unrelated parties of the Bank. This stock was assumed by First NBC Bank in a prior acquisition. The holders of the preferred stock have no voting rights and are entitled to receive dividends at a rate of 5% per annum when and as

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

if declared by First NBC Bank. The holders are also entitled to dividends if First NBC Bank declares and pays dividends on its common stock. In addition, the holders of the preferred stock have certain preferences in the event of liquidation of First NBC Bank.

Noncontrolling interests also include $2,000, $3,000, and $1,000 at December 31, 2011, 2010, and 2009, respectively, of common stock held by unrelated parties in various tax credit-related subsidiaries, which have activities solely related to generating the use of the tax credits.

Investments in Community Development Corporations

Investments in CDCs are carried at cost. Costs of construction are capitalized during the construction period and do not include interest. The Bank periodically obtains as-is appraisal values to determine the recoverability of its investments.

Investments in Tax Credit Entities

As part of its Community Reinvestment Act responsibilities and due to their favorable economics, the Bank invests in tax credit-motivated projects in the markets it serves. These projects involve three different types of federal (and sometimes state) tax credits – Low-Income Housing, Federal Historic Rehabilitation (Historic), and New Markets. The federal tax credits are recorded as an offset to the income tax provision in the year that they are earned under federal income tax law – over 10 years, beginning at the issuance of the certificate of occupancy (COO) for Low-Income Housing credits, in the year of the issuance of the COO for Historic credits, and over 7 years for NMTC upon the investment of funds into the qualifying project. These credits, if not used in the year of origination, can be carried forward for 20 years.

For Low-Income Housing and Historic credits, the Bank invests in a tax credit entity, usually a limited liability company, which owns the real estate. The Bank receives a 99.9% nonvoting interest in the entity that must be retained during the compliance period for the credits (15 years for Low-Income Housing credits and 5 years for Historic credits). In most cases, the Bank’s interest in the entity is generally reduced from a 99.9% interest to a 10% to 25% interest at the end of the compliance period. Control of the tax credit entity rests in the 0.1% interest general partner, who has the power and authority to make decisions that impact economic performance of the project and is required to oversee and manage the project. Due to the lack of any voting, economic, or managerial control, and, due to the contractual reduction in its investment, the Bank accounts for its investment by amortizing its investment, beginning at the issuance of the COO of the project, over the compliance period, and ignores any potential residual value in the real estate.

For NMTC, a different structure is required by federal tax law. In order to distribute New Markets credits, the federal government allocates such credits to CDEs. The Company invests in both CDEs formed by unaffiliated parties and in a CDE formed by First NBC Bank. During 2007, the Bank formed its own CDE and was awarded $10,920,000 of New Markets tax credits. In 2012, the Bank received a $15,600,000 allocation of NMTC. Projects can be commercial or real estate operations and are qualified by their location in low- to moderate-income areas or by their employment of, or service to, low- to moderate-income citizens. A CDE, in most cases, creates a special-purpose subsidiary for the project through which the credits are allocated and through which the proceeds from the tax credit investor and a leverage lender, if applicable, flow through to the project, which in turn generate the credit. The credits are calculated at 39% of the total project cost at the rate of 5% for the first three years and 6% for the next four years. Federal tax law requires special terms benefitting the qualified project, which can include complete or partial debt forgiveness at the end of the seven-year term or below market rates.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

The Bank expenses the cost of any benefits provided to the project over the seven-year compliance period. When the Bank also has a loan, commonly called a leveraged loan, to the project, it is carried in loans, as the Bank has normal credit exposure to the project and is repaid at the end of the compliance period (in general, the debt has no principal payments during the compliance period but the Bank, in most cases, requires the project to fund a sinking fund over the compliance period to achieve the same risk reduction effect as if principal were being amortized).

When the Bank is the tax credit investor in a CDE formed by an unaffiliated party, it has no control of the applicable CDE, the CDE’s special-purpose subsidiary, or the qualified project entity. When a project is funded through FNBC CDE, the Bank consolidates its CDE and the specifically formed special-purpose entities since it maintains control over these entities. As part of the activities of FNBC CDE, it makes investments in the CDE for purposes of providing equity to the projects sponsored by the FNBC CDE.

For Low-Income, Historic, and NMTC transactions when FNBC is the CDE, the Bank has the risk of credit recapture if the project fails during the compliance period. Such events, although rare, are accounted for when they occur, and no such events have occurred to date.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include the amount in the accompanying consolidated balance sheet caption cash and due from banks, which represents cash on hand and balances due from other financial institutions, as well as the amount in the consolidated balance sheet caption, short-term investments, which primarily represents Federal Funds sold.

Concentration of Credit Risk

The Bank’s loan portfolio consists of the various types of loans described in Note 6. Real estate or other assets secure most loans. The majority of these loans have been made to individuals and businesses in the Bank’s market area of southeastern Louisiana and southern Mississippi, and which are dependent on the area economy for their livelihoods and servicing of their loan obligations.

The Bank maintains deposits in other financial institutions that may, from time to time, exceed the federally insured deposit limits.

Earnings Per Share

Basic earnings per common share is computed based upon net income attributable to common shareholders divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per common share is computed based upon net income, adjusted for dilutive participating securities, divided by the weighted-average number of common shares outstanding during each period, and adjusted for the effect of dilutive potential common shares calculated using the treasury stock method and the assumed conversion for any dilutive convertible securities. In determining net income attributable to common shareholders, the net income attributable to participating securities is excluded. During 2011, the Bank issued Series C preferred stock, which is considered a participating security because it shares in any dividends paid to common shareholders. The assumed conversion of the Series C preferred stock was antidilutive and is excluded from the calculation of diluted earnings per share.

The effect from the assumed exercise of 177,246, 195,455, and -0- shares of stock options outstanding, -0-, 23,648, and 93,294 shares of vested restricted stock grants, and 133,965, 147,727, and -0- shares of warrants

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

outstanding were not included in the computation of diluted earnings per share for the years ended December 31, 2011, 2010, and 2009, respectively, because such amounts would have had an antidilutive effect on earnings per share.

The following sets forth the computation of basic net income per common share and diluted net income per common share:

	Year Ended December 31
	2011	2010	2009
Basic: Net income available to common shareholders	$18,068,042	$8,911,314	$3,430,079
Less: Net income attributable to participating securities (Series C preferred stock)	1,304,497	–	–

Net income attributable to common shareholders	$16,763,545	$8,911,314	$3,430,079

Weighted-average common shares outstanding	10,794,639	7,800,425	6,652,688
Basic earnings per share	$1.55	$1.14	$0.52
Diluted: Net income attributable to common shareholders	$16,763,545	$8,911,314	$3,430,079
Weighted-average common shares outstanding	10,794,639	7,800,425	6,652,688
Effect of dilutive securities:
Stock options outstanding	37,754	19,545	–
Restricted stock grants	–	23,667	37,025
Warrants	28,535	14,773	–
Weighted-average common shares outstanding – assuming dilution	10,860,928	7,858,410	6,689,713
Diluted earnings per share	$1.54	$1.13	$0.51

Stock-Based Compensation Plans

At December 31, 2011 and 2010, the Bank had a stock-based employee compensation plan, which provides for the issuance of stock options and restricted stock. The Bank accounts for stock-based employee compensation in accordance with the fair value recognition provisions of ASC 718, Compensation – Stock Compensation. As a result, compensation cost for all share-based payments is based on the grant-date fair value estimated in accordance with ASC 718. Compensation cost is recognized as expense over the service period, which is generally the vesting period of the options and restricted stock. The expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur.

Recent Accounting Pronouncements

ASU No. 2011-04

In May 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 creates a uniform framework for applying fair value measurement principles for companies around the world. The new guidance eliminates differences between GAAP and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board. New disclosures

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

required by the guidance include: quantitative information about the significant unobservable inputs used for Level 3 measurements; a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, including the interrelationship between inputs; and a description of the company’s valuation processes. This guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Bank’s results of operations, financial position, or disclosures.

ASU No. 2011-05

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends disclosure requirements for the presentation of comprehensive income. The guidance provides entities with an option of presenting the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The effective date for ASU 2011-05 is for the first interim or annual period beginning on or after December 15, 2011. The adoption of ASU 2011-05 is not expected to have a material impact on the Bank’s results of operations or financial position. It will present a change in disclosure as the Bank currently presents comprehensive income in its consolidated statement of changes in stockholders’ equity.

ASU No. 2010-08

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU No. 2011-08 amends accounting guidance related to goodwill impairment testing. The guidance allows entities to elect to first perform qualitative tests to determine the likelihood that the entity’s fair value is less than its carrying value. If it is determined that it is more likely that the fair value of a reporting entity is less than its carrying amount, the entity would then perform the first step of the goodwill impairment test. The guidance refers to several factors to consider when performing the qualitative analysis, including: macroeconomic factors, industry factors, and entity-specific factors. The guidance is effective prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Bank’s results of operations, financial position, or disclosures.

ASU No. 2011-11

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 provides new accounting guidance that eliminates offsetting of financial instruments disclosure differences between GAAP and IFRS. New disclosures will be required for recognized financial instruments, such as derivatives, repurchase agreements, and reverse repurchase agreements, that are either (1) offset on the balance sheet in accordance with the FASB’s offsetting guidance or (2) subject to an enforceable master netting arrangement or similar agreement, regardless of whether they are offset in accordance with the FASB’s offsetting guidance. The objective of the new disclosure requirements is to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. This amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this guidance, which involves disclosure only, will not impact the Bank’s results of operations or financial position.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

2. Correction of a Prior-Period Error

Subsequent to April 30, 2012, the Bank concluded to adjust its previously issued 2011, 2010, and 2009 consolidated financial statements to properly reflect in the appropriate periods an amount related to its deferred income taxes that was originally recorded and presented as part of its 2011 results of operations. This amount, $1,318,000, is presented in the table below as the “out-of-period tax adjustment.” Since the Bank made a decision to restate for this amount, it also recorded other previously unrecorded identified errors that were known as of April 30, 2012, when the 2011 financial statements were issued, as well as other amounts it has identified subsequent to April 30, 2012, while preparing its 2011 income tax return. The total of these other amounts are detailed in the table below and summarized in the line “total other errors.”

	2011	2010	2009	Other Prior Periods
As reported net income	$19,747,360	$10,234,055	$5,465,132	N/A
Out-of-period tax adjustment(a)	1,318,000	(871,000)	(362,000)	(85,000)
Other errors:
Income tax and tax credit related(b)	(1,017,096)	(375,024)	(759,930)	N/A
Other-than-temporary impairment(c)	–	485,000	(485,000)	N/A
Miscellaneous(d)	(300,694)	588,763	340,229	N/A

Total other errors	(1,317,790)	698,739	(904,701)	N/A

Total all errors	210	(172,261)	(1,266,701)	N/A

As restated net income	$19,747,570	$10,061,794	$4,198,431	N/A

(a)	This error related to a failure to reduce the tax basis of investments in New Markets tax credits by the amount of the tax credit generated by the investment in each year.
(b)

These errors related primarily to adjusting deferred taxes, correcting the amount of tax credits available related to Historic tax credit investments, and the erroneous deduction of interest expense associated with the funds used to purchase tax-exempt municipal securities.

(c)	This relates to a correction in the period in which an other-than-temporary impairment of an investment gain was recognized in the financial statements.
(d)	These amounts related primarily to adjustments to correct various accruals.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

2. Correction of a Prior-Period Error (continued)

The information below sets forth the effects of these corrections on the previously reported financial statements and accompanying information for the years ended December 31, 2011, 2010, and 2009. The net effect of the corrections on the Bank’s total assets, equity, net income, and earnings per share (EPS) for the periods presented are as follows:

	2011	2010	2009
As reported total assets	$2,218,180,418	$1,461,874,305	$1,077,160,987
Change	(1,723,929)	(1,931,172)	(286,149)

Adjusted	$2,216,456,489	$1,459,943,133	$1,076,874,838

As reported total equity	$225,240,937	$132,757,382	$92,117,391
Change	(1,723,929)	(1,724,139)	(1,066,878)

Adjusted	$223,517,008	$131,033,243	$91,050,513

As reported income before income taxes	$14,641,254	$9,135,179	$4,757,617
Change	(300,694)	1,073,763	(469,771)

Adjusted	$14,340,560	$10,208,942	$4,287,846

As reported income tax (benefit) provision	$(5,106,106)	$(1,098,876)	$(707,515)
Change	(300,904)	1,246,024	796,930

Adjusted	$(5,407,010)	$147,148	$89,415

As reported net income	$19,747,360	$10,234,055	$5,465,132
Change	210	(172,261)	(1,266,701)

Adjusted	$19,747,570	$10,061,794	$4,198,431

As reported EPS (basic)	$1.55	$1.16	$0.73
Change	–	(0.02)	(0.21)

Adjusted	$1.55	$1.14	$0.52

As reported EPS (diluted)	$1.54	$1.15	$0.72
Change	–	(0.02)	(0.21)

Adjusted	$1.54	$1.13	$0.51

3. Acquisition Activity

On November 18, 2011, in order to expand its presence in the Northshore market, the Bank completed the acquisition of selected assets and liabilities of Central Progressive Bank (CPB) of Covington, Louisiana, from the FDIC as receiver in a failed bank transaction. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805. All of the assets purchased and liabilities assumed have been recorded at their respective acquisition date fair values, with certain assets that were originally recorded at provisional fair value amounts adjusted to their final fair values after completion of underlying collateral value evaluation and projected cash flows in accordance with ASC 805. Under ASC 805, estimated fair values are subject to change up to one year after the acquisition date. This allows for adjustments to initial purchase entries based on completion of fair value analysis or for subsequent information relative to the acquisition date that may become

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

3. Acquisition Activity (continued)

available. Detail adjustments to acquisition date estimated fair values are recorded in the period in which the acquisition occurs, thus changing any previously reported amounts. Subsequent to April 30, 2012, the date when the Bank’s 2011 financial statements were issued, the Bank completed its fair value determination related to $221,148,000 of the acquired loan portfolio. These adjustments are presented in the table below in the “final fair value adjustments” column. The impact on the Bank’s net income for 2011 was not material. Identifiable intangible assets, including core deposit intangible assets, have been recorded at fair value.

A portion of the fair value adjustment for the loan portfolio included discounts to record the loans at their respective fair values. As defined further in Note 1, these discounts are split between an accretable component and a nonaccretable component. The nonaccretable discount represents the amount of contractual principal and interest of the loan that is not expected to be collected. The accretable discounts will be accreted up to the total future cash flows expected to be collected as an adjustment to yield using an effective interest method over the expected collection period. Determining the fair value of assets and liabilities, particularly illiquid assets and liabilities, is a complicated process involving significant judgment regarding estimates and assumptions used to calculate estimated fair value. The Bank may incur and report losses after the loans have been recorded at their final fair value. The Bank also received an option to acquire the branch premises of CPB for fair value (see Note 24). The purchase price allocation to the acquired assets and assumed liabilities is as follows (dollars in thousands):

	As Acquired	Preliminary Fair Value Adjustments		Preliminary Allocation	Final Fair Value Adjustments		As Reported
Assets:
Cash and due from banks	$48,179	$–		$48,179	$–		$48,179
Short-term investments	1,403	–		1,403	–		1,403
Investment securities available for sale	432	–		432	–		432
Loans	243,707	(21,205	)(a)	222,502	(4,165	)(f)	218,337
OREO	69,453	(36,733	)(b)	32,720	1,035	(f)	33,755
Core deposit intangible	–	3,110	(c)	3,110	–		3,110
Deferred tax asset	–	–		–	328		328
Other assets	5,267	–		5,267	2,192	(f)	7,459

Total assets	368,441	(54,828)		313,613	(610)		313,003
Liabilities:
Deposits, noninterest bearing	126,157	–		126,157	–		126,157
Deposits, interest bearing	218,657	4,601	(d)	223,258	–		223,258
Borrowings	22,367	258	(e)	22,625	–		22,625
Other liabilities	1,260	–		1,260	–		1,260

Total liabilities	368,441	4,859		373,300	–		373,300
Excess of liabilities assumed over assets acquired	–	–		59,687	–		60,297
Cash payment received from the FDIC	–	–		59,687	–		59,687
Goodwill	–	–		–	–		610

(a)

The adjustment represents the write-down of the book value of CPB’s loans acquired based on the expected cash flows from the portfolio discounted at current interest rates and expected losses inherent in the portfolio. This calculation was not final as of December 31, 2011, for a portion of the portfolio, which approximated $221,148,000. See Note (f) for final adjustment. The remaining portfolio’s fair value was determined by subsequent sales price for those loans that were sold prior to December 31, 2011.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

3. Acquisition Activity (continued)

(b)

The adjustment represents the write-down of the book value of CPB’s repossessed assets to their estimated fair value, as adjusted for estimated costs to sell, based on actual sales proceeds of $28,972,000 as of December 31, 2011, with the remaining balance of $3,748,000 recorded at estimated fair value. This estimate of fair value was not final as of December 31, 2011, and is subject to revision once the Bank obtains necessary appraisals. See Note (f) for final adjustment.

(c)

The adjustment represents the value of the core deposit base assumed in the acquisition. The core deposit asset was recorded as an identifiable intangible asset and is being amortized on an accelerated basis over the estimated life of the deposit base of nine years.

(d)

The adjustment represents the fair value of certificates of deposit acquired based on market interest rates as of the acquisition date. The adjustment will be recognized using a level-yield amortization method based on maturities of the deposit liabilities.

(e)

The adjustment is to record the fair value of Federal Home Loan Bank (FHLB) advances acquired based on market rates as of the acquisition date. The adjustment is being recognized using a level-yield amortization method based on maturities of the advances. The short-term advances totaling approximately $20.9 million were subsequently repaid in December 2011 and the long-term advances totaling approximately $1.7 million were subsequently repaid in March 2012.

(f)

The Bank made certain adjustments to the estimated fair values of the loans, ORE, and other assets based on further analysis of future cash flows, refinement of discounts and underlying collateral values. As a result of this analysis, the fair value of the loans, ORE, and other assets were revised, resulting in goodwill of approximately $610,000. Included in other assets is the expected final amount to be collected from the FDIC of approximately $1.9 million.

Acquisition date fair values represent either Level 2 fair value measurements (OREO, certificate of deposits, and debt) or Level 3 fair value measurements (loans and core deposit intangible asset).

Fair value of acquired OREO was determined based on the fair value of the underlying collateral or the collateral’s observable market price. Inputs included appraisal values or committed sales prices on the underlying collateral. Fair value of acquired borrowings whose maturity date was within 90 days approximated its carrying value adjusted for the early redemption penalty to repay the borrowings.

Fair value of acquired performing loans was determined based on monthly principal and interest cash flows projected based on the contractual terms of the loan. The cash flows were discounted to present value using current market loan rates. For variable rate loans, the discount rates were based on the weighted average index rate (e.g., prime) plus an appropriate spread. The discount rates for fixed rate loans ranged from 2.46% to 8.73% and the discount rates for variable loans ranged from 4.25% to 5.52%. Because these market rates include an imbedded credit loss component, a separate credit adjustment was not included. Prepayments were considered in this evaluation but were not significant given the short duration of the portfolio. Fair value of acquired impaired loans was determined based on the fair value of the underlying collateral or the loan’s observable market price discounted from the estimated disposal or sale date. Inputs included appraisal values or committed sales prices on the underlying collateral.

Fair value of the core deposit intangible asset was determined using a discounted cash flow. The valuations provided by the third-party valuation service were based on unobservable inputs, including industry market data, attrition rates, alternative costs of funds, and rates paid on deposits. Fair value of assumed certificate of deposits was determined based on contractual cash flows. The cash flows were discounted to present value using current certificate of deposit market rates.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

3. Acquisition Activity (continued)

As part of its agreement with the FDIC, the Bank had the option to purchase the branch premises and related furniture and equipment from the FDIC at fair market value. Subsequent to December 31, 2011, the Bank agreed to purchase 14 former CPB branch locations as well as the related furniture and equipment from the FDIC for $9.4 million.

4. Cash and Due From Banks

The Bank is required to maintain reserve requirements with the Federal Reserve Bank. The requirement is dependent upon the Bank’s cash on hand and transaction deposit account balances. The reserve requirements at December 31, 2011 and 2010, were $5,152,000 and $1,272,000, respectively.

5. Securities

The amortized cost and market values of investment securities, with gross unrealized gains and losses, as of December 31, 2011, were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Market Value
			Less Than One Year	Greater Than One Year
Available for sale
U.S. government agency securities	$56,640	$30	$(13)	$–	$56,657
Municipal securities	47,386	787	(19)	–	48,154
Mortgage-backed securities	165,162	2,806	(220)	–	167,748
Corporate bonds	44,401	25	(676)	–	43,750
Other debt securities	10,180	–	–	–	10,180

	$323,769	$3,648	$(928)	$–	$326,489

As of December 31, 2011, the Bank had 29 securities that were in a loss position. The unrealized losses for each of the 29 securities relate to market interest rate changes. The Bank has considered the current market for the securities in a loss position, as well as the severity and duration of the impairments, and expects that the value will recover. As of December 31, 2011, management had both the intent and ability to hold these investments until the fair value exceeds amortized cost; thus, the impairment is determined not to be other than temporary. In addition, management does not believe the Bank will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

5. Securities (continued)

The amortized cost and market values of investment securities, with gross unrealized gains and losses, as of December 31, 2010, were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Estimated Market Value
			Less Than One Year	Greater Than One Year
Available for sale
U.S. government agency securities	$4,006	$1	$–	$–	$4,007
Municipal securities	51,282	39	(165)	–	51,156
Mortgage-backed securities	113,506	458	(1,743)	–	112,221
Corporate bonds	16,737	–	(199)	–	16,538
Other debt securities	37,068	–	–	–	37,068

	$222,599	$498	$(2,107)	$–	$220,990

As of December 31, 2010, the Bank had 39 securities that were in a loss position. The unrealized losses for each of the 39 securities relate to market interest rate changes. The Bank has considered the current market for the securities in a loss position, as well as the severity and duration of the impairments, and expects that the value will recover. As of December 31, 2010, management had both the intent and ability to hold these investments until the fair value exceeds amortized cost; thus, the impairment is determined not to be other than temporary. In addition, management does not believe the Bank will be required to sell debt securities before the anticipated recovery of the amortized cost basis of the security.

As of December 31, 2009, the Bank recorded $0.5 million in losses recognized through other comprehensive income, relating to a write-down to fair value of one available-for-sale security deemed to have other-than-temporary impairment. The write-down was determined after an evaluation for impaired securities and comparing the market value to the book value. Once a decline in value is determined to be other than temporary, the value of the security is reduced to establish a new cost basis.

The amortized cost and estimated market values of securities at December 31, 2011 and 2010, by contractual maturity, are shown below (in thousands):

	2011 Available for Sale		2010 Available for Sale
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$64,233	$64,374	$98,354	$98,264
Due after one year through five years	142,165	143,789	97,987	97,235
Due after five years through 10 years	88,625	89,552	23,992	23,251
Due after 10 years	28,746	28,774	2,266	2,240

Total securities	$323,769	$326,489	$222,599	$220,990

Securities with estimated market values of $129,151,000 and $33,047,000 at December 31, 2011 and 2010, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and long-term borrowings.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

5. Securities (continued)

Proceeds from sales of securities during 2011, 2010, and 2009 were $156,778,000, $234,237,000, and $73,531,000, respectively. Gross gains of $1,092,000, $2,413,000, and $763,000 and gross losses of $607,000, $366,000, and $565,000 were realized on these sales in 2011, 2010, and 2009, respectively.

6. Loans

The Bank generally makes loans in its market area of southeastern Louisiana and southern Mississippi. Major classifications of loans at December 31 were as follows (in thousands):

	2011	2010
Commercial real estate loans:
Construction	$184,828	$86,390
Mortgage	801,638	576,820

	986,466	663,210
Consumer real estate loans:
Construction	7,223	7,408
Mortgage	79,924	51,760
Mortgage loans held for sale	5,774	5,656

	92,921	64,824
Commercial and industrial loans	539,338	360,302
Loans to individuals, excluding real estate	14,236	7,466
Nonaccrual loans	9,017	3,715
Other loans	15,132	12,966

	1,657,110	1,112,483
Less allowance for loan losses	(18,122)	(12,508)

Loans, net	$1,638,988	$1,099,975

A summary of changes in the allowance for loan losses (ALLL) for 2011, 2010, and 2009 is as follows (in thousands):

	2011	2010	2009
Balance, beginning of period	$12,508	$7,889	$5,504
Provision charged to operations	8,010	5,514	2,466
Charge-offs	(2,462)	(985)	(159)
Recoveries	66	90	78

Balance, end of period	$18,122	$12,508	$7,889

The Bank has an established methodology to determine the adequacy of the ALLL that assesses the risks and losses inherent in the Bank’s loan portfolio. For purposes of determining the ALLL, the Bank segments certain loans in its portfolio by product type: commercial construction, commercial real estate, consumer real estate, commercial and industrial, and consumer other. Each class of loans requires significant judgment to determine the estimation method that fits the credit risk characteristics of its portfolio segment. The Bank uses an internally developed model in this process. Management uses judgment in establishing additional input metrics for the modeling processes. The adequacy of the ALLL is determined in accordance with generally accepted accounting principles and the Interagency policy statements issued by the Federal Financial Institutions Examination Council. The ALLL adequacy is determined using estimates subject to judgment regarding risks as well as other

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

relevant factors. The estimated allowance for loan losses considers amounts for impaired loans determined under ASC 310, and amounts for the nonimpaired loan segments are determined by applying a loss factor plus qualitative and economic factors. In determining loss factors and qualitative and economic factors, the Bank considers the following:

Past Due Loan Report – Monitors loans that are 30 days or more past due at month-end. By monitoring this report, the Bank identifies levels and trends in delinquencies. In analyzing these trends, it may be deemed necessary to adjust the Bank’s loss factor.

Nonaccrual Loan Report – Monitors loans that are on nonaccrual. By monitoring this report, the Bank identifies levels and trends in nonaccrual loans. In analyzing these trends, it may be deemed necessary to adjust the Bank’s loss factor.

Loans by Purpose Code Report – Breaks down the Bank’s loan portfolio by the purpose of the loan and also notes the policy limits for each purpose. By monitoring this report, the Bank can determine if there are any policy exceptions resulting in a concentration of credit based on the purpose of the loans. Adjustment of the Bank’s loss factor may be deemed necessary if there are concentrations of credit.

Loans by SIC Code Report – Breaks down the Bank’s portfolio by standard industrial classification codes. By monitoring this report, the Bank can determine if there are any concentrations of credit in a particular industry. Adjustment of the Bank’s loss factor may be necessary if there are concentrations of credit in a particular industry.

Portfolio by Risk Rating – Breaks down the Bank’s loan portfolio by risk rating. By monitoring this report, the Bank can monitor the loan portfolio for possible deterioration that may result in a loss to the Bank. An adjustment to the Bank’s loss factor may be necessary if deterioration in the credit quality of the Bank’s loan portfolio is noted.

Watch List Report – Monitors loans that are risk-rated pass/watch, special mention, or substandard (watch-list loans). By monitoring this report, the Bank identifies levels and trends in watch-list credits. In analyzing these trends, it may be deemed necessary to adjust the Bank’s current loss factor.

Real Estate Lending Standards (RELS) Report – Monitors real estate secured loans that have loan-to-value ratios exceeding policy requirements and RELS requirements. By monitoring this report, the Bank can determine if it is necessary to adjust the loss factor based on possible collateral shortfalls in a downturned economy.

Policy Exception Report – Monitors exceptions to the Bank’s loan policy. It is monitored to determine if there are any exceptions to the loan policy that may result in a loss to the Bank. By monitoring policy exceptions, it may be deemed necessary to adjust the Bank’s current loss factor.

In calculating the ALLL, loans which are subject to ASC 310 are identified and evaluated for impairment on an individual basis. Loans subject to ASC 450, Contingencies, are segmented into groups of loans with similar risk characteristics for collective evaluation of estimated losses based on loan type. As of December 31, 2011 and 2010, the Bank carried a specific reserve for loan losses of $672,000 and $14,000, respectively, under ASC 310.

Impaired loans consist primarily of nonaccrual loans. Total impaired loans were approximately $9,017,000 and $3,715,000 as of December 31, 2011 and 2010, respectively. The Bank carried a reserve for loan losses of $672,000 and $14,000 for these impaired loans as of December 31, 2011 and 2010, respectively. Impaired loans for which no reserve for loan losses were required totaled $2,920,000 and $2,507,000 at December 31, 2011 and 2010, respectively. For 2011 and 2010, the average recorded investment in nonaccrual loans was $5,631,000 and

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

$5,210,000, respectively, and the amount of interest income that would have been recognized on nonaccrual loans based on contractual terms was $335,000 and $313,000, respectively. There were no loans past due 90 days or more that were still accruing interest at December 31, 2011 and 2010, respectively.

Deferred costs less deferred fees, net of amortization, related to loan origination were $6,151,000 and $4,589,000 as of December 31, 2011 and 2010, respectively. These amounts are included in the loan balances above.

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $37,424,000 and $11,310,000 at December 31, 2011 and 2010, respectively.

The allowance for loan losses and recorded investment in loans as of December 31, 2011, is as follows.

	Construction	Commercial Real Estate	Consumer Real Estate	Commercial and Industrial	Other Consumer	Total
Allowance for loan losses:
Beginning balance	$486	$6,594	$983	$4,162	$283	$12,508
Charge-offs	–	(614)	(700)	(864)	(284)	(2,462)
Recoveries	–	–	9	10	47	66
Provision	236	3,891	1,227	2,620	36	8,010

Ending balance	$722	$9,871	$1,519	$5,928	$82	$18,122

Ending balances:
Individually evaluated for impairment	$–	$100	$290	$282	$–	$672

Collectively evaluated for impairment	$722	$9,771	$1,229	$5,646	$82	$17,450

Loans receivable:
Ending balance – total	$194,295	$805,101	$87,437	$555,959	$14,318	$1,657,110

Ending balances:
Individually evaluated for impairment	$2,244	$3,463	$1,739	$1,489	$82	$9,017

Collectively evaluated for impairment	$192,051	$801,638	$85,698	$554,470	$14,236	$1,648,093

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

Credit quality indicators on the Bank’s loan portfolio as of the dates indicated are as follows:

	December 31, 2011
	Pass and Pass/Watch	Special Mention	Substandard	Doubtful	Total
Construction	$172,557	$4,226	$17,512	$–	$194,295
Commercial real estate	780,600	6,619	17,882	–	805,101
Consumer real estate	62,897	649	23,891	–	87,437
Commercial and industrial	549,354	44	6,561	–	555,959
Other consumer	13,883	252	183	–	14,318

Total loans	$1,579,291	$11,790	$66,029	$–	$1,657,110

The above classifications follow regulatory guidelines and can generally be described as follows:

•	Pass and pass/watch loans are of satisfactory quality.

•

Special mention loans have an existing weakness that could cause future impairment, including the deterioration of financial ratios, past due status, questionable management capabilities, and possible reduction in the collateral values.

•

Substandard loans have an existing specific and well-defined weakness that may include poor liquidity and deterioration of financial ratios. The loan may be past due and related deposit accounts may be experiencing overdrafts. Immediate corrective action is necessary.

•	Doubtful loans have specific weaknesses that are severe enough to make collection or liquidation in full highly questionable and improbable.

Age analysis of past due loans is as follows:

	December 31, 2011
	Greater Than 30 and Fewer Than 90 Days Past Due	90 Days and Greater Past Due	Total Past Due	Current Loans	Total Loans
Real estate loans:
Construction	$–	$2,244	$2,244	$192,051	$194,295
Commercial real estate	4,458	3,463	7,921	797,180	805,101
Consumer real estate	1,925	1,739	3,664	83,773	87,437

Total real estate loans	6,383	7,446	13,829	1,073,004	1,086,833
Other loans:
Commercial and industrial	565	1,489	2,054	553,905	555,959
Other consumer	381	82	463	13,855	14,318

Total other loans	946	1,571	2,517	567,760	570,277

Total loans	$7,329	$9,017	$16,346	$1,640,764	$1,657,110

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

The following is a summary of information pertaining to impaired loans as of December 31, 2011.

	Recorded Investment	Contractual Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Construction	$2,244	$2,949	$–	$1,122	$–
Commercial real estate	3,092	3,456	–	1,804	71
Consumer real estate	745	1,106	–	1,394	91
Commercial and industrial	1,207	1,233	–	1,221	38
Other consumer	82	83	–	67	2

Total	$7,370	$8,827	$–	$5,608	$202

With an allowance recorded:
Construction	$–	$–	$–	$–	$–
Commercial real estate	371	388	100	186	15
Consumer real estate	994	994	290	497	–
Commercial and industrial	282	282	282	141	14
Other consumer	–	–	–	–	–

Total	$1,647	$1,664	$672	$824	$29

Total impaired loans:
Construction	$2,244	$2,949	$–	$1,122	$–
Commercial real estate	3,463	3,842	100	1,990	86
Consumer real estate	1,739	2,100	290	1,892	91
Commercial and industrial	1,489	1,515	282	1,362	53
Other consumer	82	83	–	67	2

Total	$9,017	$10,489	$672	$6,433	$232

Also presented in the above table is the average recorded investment of the impaired loans and the related amount of interest recognized during the time within the period that the impaired loans were impaired. When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received under the cash basis method. In the table above, all interest recognized represents cash collected. The average balances are calculated based on the month-end balances of the financing receivables of the period reported.

ASC 310-30 Loans

The Bank acquired certain loans in the CPB acquisition (see Note 3) that are subject to ASC 310-30. ASC 310-30 provides recognition, measurement, and disclosure requirements for acquired loans that have evidence of deterioration of credit quality since origination for which it is probable, at acquisition, that the Bank will be unable to collect all contractual amounts owed. The Bank’s allowance for loan losses for all acquired loans subject to ASC 310-30 would reflect only those losses incurred after acquisition.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

The carrying amount of the loans subject to ASC 310-30 acquired from CPB during 2011 is detailed in the following table.

Credit Impaired Loans
(In Thousands)
Contractually required principal and interest at acquisition	$25,981
Nonaccretable difference (expected losses and foregone interest)	7,546

Cash flows expected to be collected at acquisition	18,435
Accretable yield	1,528

Basis in acquired loans at acquisition	$16,907

The following is a summary of changes in the accretable yields of acquired loans during the year ended December 31, 2011.

Credit Impaired Loans
(In Thousands)
Balance, beginning of period	$–
Acquisition	1,528
Net transfers from nonaccretable difference to accretable yield	–
Accretion	(154)

Balance, end of period	$1,374

Troubled Debt Restructurings

The Bank periodically grants concessions to its customers in an attempt to protect as much of its investment as possible and minimize the risk of loss. These concessions may include restructuring the terms of a customer loan, thereby adjusting the customer’s payment requirements. Effective January 1, 2011, the Bank adopted the provisions of ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, which provides clarification on the determination of whether loan restructurings are considered TDRs. In accordance with the ASU, in order to be considered a TDR, the Bank must conclude that the restructuring constitutes a concession and the customer is experiencing financial difficulties. The Bank defines a concession to a customer as a modification of existing loan terms for economic or legal reasons that it would otherwise not consider. Concessions are typically granted through an agreement with the customer or are imposed by a court or law. Concessions include modifying original loan terms to reduce or defer cash payments required as part of the loan agreement, including, but not limited to:

•	A reduction of the stated interest rate for the remaining original life of the debt

•	Extension of the maturity date or dates at a stated interest rate lower than the current market rate for new debt with similar risk characteristics

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

•	Reduction of the face amount or maturity amount of the debt as stated in the agreement

•	Reduction of accrued interest receivable on the debt

In its determination of whether the customer is experiencing financial difficulties, the Bank considers numerous indicators, including, but not limited to:

•

Whether the customer is currently in default on its existing loan, or is in an economic position where it is probable the customer will be in default on its loan in the foreseeable future without a modification

•	Whether the customer has declared or is in the process of declaring bankruptcy

•	Whether there is substantial doubt about the customer’s ability to continue as a going concern

•

Whether, based on its projections of the customer’s current capabilities, the Bank believes the customer’s future cash flows will be insufficient to service the debt, including interest, in accordance with the contractual terms of the existing agreement for the foreseeable future

•	Whether, without modification, the customer cannot obtain sufficient funds from other sources at an effective interest rate equal to the current market rate for similar debt for a nontroubled debtor

If the Bank concludes that both a concession has been granted and the concession was granted to a customer experiencing financial difficulties, the Bank identifies the loan as a TDR in its loan system. For purposes of the determination of an allowance for loan losses on these TDRs, the loan is reviewed for specific impairment in accordance with the Bank’s allowance for loan loss methodology. If it is determined that losses are probable on such TDRs, either because of delinquency or other credit quality indicators, the Bank establishes specific reserves for these loans.

Information about the Bank’s TDRs at December 31, 2011 and 2010, is presented in the following tables.

	For the Year Ended December 31, 2011
	Current	Greater Than 30 Days Past Due	Nonaccrual TDRs	Total Loans
Real estate loans:
Construction	$–	$–	$–	$–
Commercial real estate	–	–	–	–
Consumer real estate	979	–	–	979

Total real estate loans	979	–	–	979
Other loans:
Commercial and industrial	424	–	–	424
Other consumer	–	–	–	–

Total other loans	424	–	–	424

Total loans	$1,403	$–	$–	$1,403

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

	For the Year Ended December 31, 2010
	Current	Greater Than 30 Days Past Due	Nonaccrual TDRs	Total Loans
Real estate loans:
Construction	$–	$–	$–	$–
Commercial real estate	–	–	–	–
Consumer real estate	30	–	–	30

Total real estate loans	30	–	–	30
Other loans:
Commercial and industrial	–	–	–	–
Other consumer	–	–	–	–

Total other loans	–	–	–	–

Total loans	$30	$–	$–	$30

A summary of information pertaining to modified terms of loans, as of the date indicated, is as follows:

	As of December 31, 2011
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled debt restructuring:
Construction	–	$–	$–
Commercial real estate	–	–	–
Consumer real estate	1	979	979
Commercial and industrial	1	424	424
Other consumer	–	–	–

Total	2	$1,403	$1,403

As of December 31, 2010
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled debt restructuring:
Construction	–	$–	$–
Commercial real estate	–	–	–
Consumer real estate	1	30	30
Commercial and industrial	–	–	–
Other consumer	–	–	–

Total	1	$30	$30

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

6. Loans (continued)

None of the performing troubled debt restructurings as of December 31, 2011, defaulted subsequent to the restructuring through the date the financial statements were available to be issued.

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $37,424,000 and $11,310,000 at December 31, 2011 and 2010, respectively.

7. Bank Premises and Equipment

Bank premises and equipment consisted of the following at December 31 (in thousands):

	2011	2010
Buildings and leasehold improvements	$21,379	$19,060
Land	5,046	5,467
Furniture, fixtures, and equipment	7,687	6,034
Construction in progress	2,377	2,782

	36,489	33,343
Less accumulated depreciation and amortization	4,854	3,247

	$31,635	$30,096

The Bank recorded depreciation of $1,682,000, $1,370,578, and $911,422 during 2011, 2010, and 2009, respectively.

8. Investments in Community Development Corporations

During 2011 and 2010, the FNBC CDC purchased various affordable residential real estate properties in the New Orleans area for the purpose of making improvements to these properties and selling the properties. The Bank’s cost basis (including the cost of improvements) in these residential real estate properties totaled $6,684,000 and $4,979,000 at December 31, 2011 and 2010, respectively. The estimated fair value of these properties exceeds the Bank’s cost basis at December 31, 2011 and 2010. During the years ended December 31, 2011 and 2010, the Bank capitalized costs of $1,018,000 and $1,433,000, respectively.

9. Investments in Tax Credit Entities

First NBC Community Development Fund, LLC

FNBC CDE received a 2011 allocation of $10,920,000 of New Markets Tax Credits (NMTC). The NMTC program is administered by the Community Development Financial Institutions Fund of the U.S. Treasury and is aimed at stimulating economic and community development and job creation in low-income communities. The program provides federal tax credits to investors who make qualified equity investments (QEIs) in a CDE. The CDE is required to invest the proceeds of each QEI in projects located in or benefitting low-income communities, which are generally defined as those census tracts with poverty rates greater than 20% and/or median family incomes that are less than or equal to 80% of the area median family income.

The credit provided to the investor totals 39% of each QEI in a CDE and is claimed over a seven-year credit allowance period. In each of the first three years, the investor receives a credit equal to 5% of the total amount the investor paid to the CDE for each QEI. For each of the remaining four years, the investor receives a credit

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

9. Investments in Tax Credit Entities (continued)

equal to 6% of the total amount the investor paid to the CDE for each QEI. First NBC Bank will be eligible to receive up to $10,920,000 in tax credits over the seven-year credit allowance period for its investment of up to $28,000,000 in FNBC CDE. At December 31, 2011, a total of $21,500,000 of the $28,000,000 in NMTC authority had been invested in FNBC CDE, with $21,500,000 invested in 2011. New Markets tax benefits recognized from these investments totaled $1,075,000 for the year ended December 31, 2011.

The NMTCs claimed by the Bank, with respect to each QEI, remain subject to recapture over each QEI’s credit allowance period upon the occurrence of any of the following:

•	If less than substantially all (generally defined as 85%) of the QEI proceeds are not used by First NBC Community Development Fund, LLC to make qualified low income community investments;

•	First NBC Community Development Fund, LLC ceases to be a CDE; or

•	First NBC Community Development Fund, LLC redeems its QEI investment prior to the end of the current credit allowance period

At December 31, 2011 and 2010, none of the above recapture events had occurred, nor, in the opinion of management, are such events anticipated to occur in the foreseeable future.

As of December 31, 2011, FNBC CDE has total assets consisting of $21,900,000, primarily cash of $6,300,000 and loans of $15,500,000, with capital of $21,900,000.

Low-Income Housing Tax Credits

The Bank is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved low-income housing investment tax credit projects. These investments are accounted for using the cost method of accounting and are included in other assets in the accompanying consolidated balance sheets. The limited partnerships are considered to be VIEs. The VIEs have not been consolidated because the Bank is not considered the primary beneficiary. All of the Bank’s investments in limited partnerships are privately held, and their market values are not readily available. Investments in low-income housing partnerships are evaluated for impairment at the end of each reporting period. At December 31, 2011 and 2010, the Bank had $26,605,000 and $13,088,000, respectively, invested in these partnerships which are expected to generate Low-Income Housing tax credits of approximately $35,803,000. Tax benefits recognized from these partnerships totaled $2,818,000 and $547,000 for the years ended December 31, 2011 and 2010, respectively. Based on the structure of these transactions, the Bank will recover its remaining investments of $26,605,000 at December 31, 2011, solely through use of the tax credits that were generated by the investments. As such, this amount will be amortized on a straight-line basis over the period for which the Bank maintains its 99.9% interest in the property (approximately 15 years). The Bank also made loans unrelated to the generation and use of tax credits, related to these real estate projects totaling $32,633,000 and $16,775,000 at December 31, 2011 and 2010, respectively. These loans are subject to the Bank’s normal underwriting criteria and all loans are performing according to their contractual terms.

New Markets Tax Credits (NMTC)

The Bank is also a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved NMTC projects that are CDEs and that are not associated with FNBC CDE. These investments are accounted for using the cost method of accounting and are included in other assets in the accompanying

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

9. Investments in Tax Credit Entities (continued)

consolidated balance sheets. The limited partnerships are considered to be VIEs. The VIEs have not been consolidated because the Bank is not considered the primary beneficiary. All of the Bank’s investments in NMTC structures are privately held, and their market values are not readily available. Investments in CDEs are evaluated for impairment at the end of each reporting period. At December 31, 2011 and 2010, the Bank had $33,424,000 and $15,700,000, respectively, invested in these partnerships. NMTC benefits recognized from these partnerships totaled $6,806,000 and $2,789,000 for the years ended December 31, 2011 and 2010, respectively. These investments are expected to generate total NMTC of approximately $52,697,000, of which $10,910,000 has been recognized through December 31, 2011. At December 31, 2011, the amount of unused NMTC available to the Bank to offset future taxable income was $41,787,000. Based on the structure of these transactions, the Bank will recover its remaining investments totaling $33,424,000 at December 31, 2011, solely through use of the tax credits that were generated by the investments. As such, these amounts will be amortized on a straight-line basis over the period over which the Bank holds its investment (approximately seven years). The Bank also made loans unrelated to the generation and use of tax credits related to these real estate projects totaling $39,184,000 and $13,762,000 at December 31, 2011 and 2010, respectively.

Federal Historic Tax Credits

The Bank is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved Historic tax credit projects. These investments are accounted for using the cost method of accounting and are included in other assets in the accompanying consolidated balance sheets. The limited partnerships are considered to be VIEs. The VIEs have not been consolidated because the Bank is not considered the primary beneficiary. All of the Bank’s investments in limited partnerships are privately held, and their market values are not readily available. Investments in Historic tax credit partnerships are evaluated for impairment at the end of each reporting period. At December 31, 2011 and 2010, the Bank had $7,173,000 and $3,849,000, respectively, invested in these partnerships. Tax benefits attributed to these partnerships include Historic tax credits, which totaled $2,442,000 and $1,119,000 for the years ended December 31, 2011 and 2010, respectively. These investments were expected to generate Historic tax credits of approximately $7,515,000. The Bank did not make any loans related to these real estate projects. Based on the structure of these transactions, the Bank will recover its investments totaling $7,173,000 and $742,000 at December 31, 2011 and 2010, respectively, solely through use of the tax credits that were generated by the investments. As such, these amounts will be amortized on a straight-line basis over the period during which the Bank retains its 99.9% interest in the property (approximately 10 years).

10. Deposits

Interest-bearing deposits at December 31, 2011, 2010, and 2009, and the related expense for the years then ended consisted of the following (in thousands):

	2011		2010		2009
	Balance	Expense	Balance	Expense	Balance	Expense
Savings	$40,380	$121	$14,032	$124	$13,349	$156
Money market accounts	398,838	5,807	306,950	5,705	209,526	3,252
NOW accounts	258,073	1,696	122,266	1,151	54,278	507
Certificates of deposit over $100,000	534,741	8,824	426,187	9,160	357,812	9,527
Certificates of deposit under $100,000	448,555	8,437	310,275	8,016	276,931	8,261

	$1,680,587	$24,885	$1,179,710	$24,156	$911,896	$21,703

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

10. Deposits (continued)

The certificates of deposit mature as follows as of December 31, 2011 (in thousands):

Year ending December 31:
2012	$627,840
2013	203,258
2014	83,698
2015	28,961
2016	36,100
Thereafter	3,439

$983,296

11. Repurchase Agreements

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature one day after the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The carrying value of the securities pledged as collateral for the repurchase agreements was $26,800,000 and $12,139,000 at December 31, 2011 and 2010, respectively.

12. Employee Benefits

401(k) Profit-Sharing Plan

The Bank participates in a contributory retirement and savings plan (the Plan), which covers substantially all employees and meets the requirements of Section 401(k) of the Internal Revenue Code. Employer contributions to the Plan are based on the participants’ contributions, with an additional discretionary contribution as determined by the Board of Directors. Bank contributions under the Plan were approximately $404,000, $330,000, and $265,000 for the years ended December 31, 2011, 2010, and 2009, respectively. The Bank pays all expenses associated with the Plan.

Employee Stock Ownership Plan

The Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP), which was adopted in 2009 and includes the purchase of 50,000 shares of First NBC Bank Holding Company stock at $11 per share. The leveraged ESOP will allocate shares annually to eligible employee participants pro rata based on compensation, beginning on December 31, 2010. All participants will vest in the annual allocations at 20% per year. The Bank recognized compensation expense with respect to the Plan of $145,000, $110,000, and $-0- for the years ended December 31, 2011, 2010, and 2009, respectively. The Bank pays all expenses associated with the Plan.

13. Related-Party Transactions

In the ordinary course of business, the Bank makes loans to and holds deposits for directors and executive officers of the Bank and their associates.

The amounts of such related-party loans were $65,761,000 and $56,405,000 at December 31, 2011 and 2010, respectively. During 2011, $16,672,000 in related-party loans were funded and $7,316,000 were repaid. None of

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

13. Related-Party Transactions (continued)

the related-party loans were classified as nonaccrual, past due, restructured, or potential problem loans at December 31, 2011 or 2010. The amounts of such related-party deposits were $14,612,000 and $14,326,000 at December 31, 2011 and 2010, respectively. Included in the above related parties is a pension plan with which the Bank shares a common director (see Note 24 for the subsequent lease entered into with this related party).

The Bank leases a building from a partnership that is owned by two directors of the Bank. The Bank paid approximately $184,000 in rent expense related to this lease for the years ended December 31, 2011, 2010, and 2009. The lease also includes options for multiple five-year term extensions beyond the original lease expiration of October 2004, provided there were no defaults of material lease provisions by the lessee. The Bank exercised an option to extend the lease for an additional five years in October 2009.

14. Financial Instruments With Off-Balance-Sheet Risk

The Bank is a party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the accompanying consolidated financial statements.

At December 31, 2011 and 2010, the Bank had made various commitments to extend credit of $258,569,000 and $187,868,000, respectively. The Bank’s management does not anticipate any material loss as a result of these transactions.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary upon extension of credit, is based on management’s credit evaluation of the counterparty.

Standby letters of credit represent commitments by the Bank to meet the obligations of certain customers, if called upon. These financial instruments are considered guarantees in accordance with ASC 460, Guarantees. Outstanding standby letters of credit as of December 31, 2011, were $74,811,000 and expire between 2012 and 2040. Outstanding standby letters of credit as of December 31, 2010, were $65,409,000 and expire between 2011 and 2040. Net unamortized fees related to letters of credit origination were $186,000 and $56,000 in 2011 and 2010, respectively. Net unamortized costs related to letters of credit origination were $293,000 and $359,000 in 2011 and 2010, respectively.

15. Commitments and Contingencies

The Bank leases certain branch offices through noncancelable operating leases with terms that range from one to 30 years, with renewal options thereafter. Certain leases have escalation clauses and renewal options ranging from one to 59 years. Rent expense was approximately $2,701,000, $2,436,000, and $1,991,000 in 2011, 2010, and 2009, respectively.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

15. Commitments and Contingencies (continued)

At December 31, 2011, the minimum rental payments to be made under the noncancelable leases are as follows (in thousands):

Year ending December 31:
2012	$2,940
2013	2,977
2014	2,922
2015	2,876
2016	2,756
Thereafter	44,717

$59,188

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into various transactions that are not included in its consolidated balance sheets in accordance with accounting principles generally accepted in the United States. These transactions include commitments to extend credit in the ordinary course of business to approved customers. Generally, loan commitments have been granted on a temporary basis for working capital or commercial real estate financing requirements or may be reflective of loans in various stages of funding. These commitments are recorded on the Bank’s financial statements as they are funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Loan commitments include unused commitments for open-end lines secured by one to four family residential properties and commercial properties, commitments to fund loans secured by commercial real estate, construction loans, business lines of credit, and other unused commitments. Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank would be required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Bank would be entitled to seek recovery from the customer.

The Bank minimizes its exposure to loss under loan commitments and standby letters of credit by subjecting them to credit approval and monitoring procedures. The effect on our revenues, expenses, cash flows, and liquidity of the unused portions of these commitments cannot be reasonably predicted because there is no guarantee that the lines of credit will be used. The following is a summary of the total notional amount of loan commitments and standby letters of credit outstanding at December 31 (in thousands):

	2011	2010
Standby letters of credit	$74,811	$65,409
Unused loan commitments	183,758	122,459

Total	$258,469	$187,868

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

16. Fair Value of Financial Instruments

ASC 820, Fair Value Measurements and Disclosures, clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities are classified within Level 1 when quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples include certain available-for-sale securities. The Bank’s investment portfolio did not include Level 3 securities as of December 31, 2011 and 2010.

The Bank has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy, based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

		December 31, 2011 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$326,489	$–	$326,489	$–

		December 31, 2010 Fair Value Measurement Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$220,990	$–	$220,990	$–

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

16. Fair Value of Financial Instruments (continued)

Certain assets and liabilities are measured at fair value on a nonrecurring basis and, therefore, are not included in the table above. The Bank records loans and other real estate considered impaired at fair value. Impaired loans are Level 2 assets measured using appraisals from external parties of the collateral, less any prior liens. For the years ended December 31, 2011, 2010, and 2009, there were nonrecurring fair value measurements on impaired loans and other real estate of approximately $371,000, $1,271,000, and $964,000, respectively.

ASC 820 requires the disclosure of the fair value for each class of financial instruments for which it is practicable to estimate. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC 820 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

Cash and Cash Equivalents and Short-Term Investments

The carrying amounts of these short-term instruments approximate their fair values.

Investment Securities

The fair values of securities available for sale are based on quoted prices or quoted prices of similar securities of comparable risk and maturity when no quoted market price exists.

Loans

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate commercial real estate, commercial loans, and consumer loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms and borrowers of similar credit quality.

Bank-Owned Life Insurance

The carrying amounts of the bank-owned life insurance policies approximate their fair values.

Deposits

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

16. Fair Value of Financial Instruments (continued)

Short-Term Borrowings and Repurchase Agreements

The carrying amounts of these short-term instruments approximate their fair values.

Long-Term Borrowings

The fair values of long-term borrowings are estimated using discounted cash flows analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of the Bank’s financial instruments were as follows as of December 31 (in thousands):

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and due from banks	$32,489	$32,489	$5,647	$5,647
Short-term investments	34,882	34,882	23,638	23,638
Investment securities available for sale	326,489	326,489	220,990	220,990
Loans	1,643,151	1,634,886	1,099,975	1,167,363
Cash surrender value of bank-owned life insurance	24,756	24,756	14,136	14,136
Liabilities:
Deposits, noninterest bearing	221,423	221,423	115,071	115,071
Deposits, interest bearing	1,680,587	1,689,202	1,179,710	1,123,004
Short-term borrowings and repurchase agreements	17,976	17,976	11,072	11,072
Long-term borrowings	56,845	59,966	15,440	15,419

17. Stockholders’ Equity, Capital Requirements, and Other Regulatory Matters

Senior Preferred Stock

In March 2009, the Bank issued 17,836 shares of senior preferred stock Series A to the U.S. Treasury (the Treasury) under the Capital Purchase Program (CPP) established under the Troubled Asset Relief Program (TARP) that was created as part of the Emergency Economic Stabilization Act of 2008 (EESA). The preferred shares were issued with no par value and had a liquidation amount of $1,000 per share. The Treasury also received a warrant to purchase 892 shares of senior preferred stock, Series B, at an exercise price of $0.01 per share. The Treasury exercised the warrant to purchase senior preferred stock Series B simultaneously with the purchase of the Series A preferred stock. The aggregate proceeds were $17.8 million, and approximately $17.0 million was allocated to the initial carrying value of the preferred stock Series A and $849,000 to the warrant, based on their relative estimated fair values on the issue date. The costs of issuance of the instruments of approximately $43,000 were charged against stockholders’ equity. The total capital raised through this issue qualifies as Tier 1 regulatory capital and was used in calculating all regulatory capital ratios.

Cumulative preferred stock Series A dividends were payable quarterly at a 5% annual rate on the per share liquidation amount for the first five years and 9% thereafter. Cumulative preferred stock Series B dividends were payable quarterly at a 9% annual rate on the per share liquidation amount. The Bank could redeem the preferred stock from the Treasury at any time without penalty, subject to the Treasury’s consultation with the Bank’s primary Federal regulatory agency.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

17. Stockholders’ Equity, Capital Requirements, and Other Regulatory Matters (continued)

Under the terms of the preferred stock, the Bank was restricted from paying cash dividends without the permission of the Treasury and also was limited regarding certain aspects of the compensation of its CEO.

On June 30, 2011, the Bank sold approximately $20.6 million of convertible perpetual preferred stock Series C. The Series C preferred stock has an aggregate liquidation preference of approximately $20.6 million and qualifies as Tier 1 regulatory capital and can be used in calculating all regulatory capital ratios. Each share of Series C preferred stock is convertible at the option of the holder, except in certain circumstances when regulatory approval is necessary, into one share of common stock. The Series C preferred stock ranks pari passu with the common stock with respect to the payment of dividends.

On August 4, 2011, the Bank sold approximately $37.9 million of senior noncumulative perpetual preferred stock, Series D, to the Treasury, pursuant to the Small Business Lending Fund program (SBLF). The Series D preferred stock has an aggregate liquidation preference of approximately $37.9 million and qualifies as Tier 1 regulatory capital and can be used in calculating all regulatory capital ratios.

The terms of the Series D preferred stock provide for payment of noncumulative dividends on a quarterly basis beginning October 3, 2011. The dividend rate, as a percentage of the liquidation amount, fluctuates, while the Series D preferred stock is outstanding based upon changes in the level of “qualified small business lending” (QSBL) by the Bank from its average level of QSBL at each of the four quarter ends leading up to June 30, 2010 (Baseline), as follows:

Dividend Period		Unaudited Annualized Dividend Rate
Beginning	Ending
August 4, 2011	September 30, 2011	1.535%
October 1, 2011	December 31, 2011	1.000%
January 1, 2012	March 31, 2012	1.000%
April 1, 2012	June 30, 2012	1.000%
July 1, 2012	December 31, 2013	1.000% to 5.000%
January 1, 2014	February 3, 2016	1.000% to 7.000%
February 4, 2016	Redemption	9.000%

In addition to the applicable dividend rates described above, beginning on January 1, 2014, and on all dividend payment dates thereafter ending on April 1, 2016, the Bank will be required to pay a quarterly lending incentive fee of 0.5% of the liquidation value if the Bank fails to increase the level of QSBL compared to the Baseline.

As long as shares of Series D preferred stock remain outstanding, the Bank may not pay dividends to common shareholders (nor may the Bank repurchase or redeem any shares of common stock) during any quarter in which the Bank fails to declare and pay dividends on the Series D preferred stock and for the next three quarters following such failure. In addition, under the terms of the Series D preferred stock, the Bank may only declare and pay dividends on common stock (or repurchase shares of common stock) if, after payment of such dividend, the dollar amount of Tier 1 capital would be at least 90% of Tier 1 capital as of August 4, 2011, excluding charge-offs and redemptions of the Series D preferred stock (Tier 1 dividend threshold). Beginning January 1, 2014, the Tier 1 dividend threshold is subject to reduction based upon the extent by which, if at all, the QSBL at September 30, 2013, has increased over the Baseline.

The Bank may redeem the Series D preferred stock at any time at the Bank’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends, subject to the approval of the Bank’s primary federal regulatory agency.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

17. Stockholders’ Equity, Capital Requirements, and Other Regulatory Matters (continued)

In August 2011, the Bank entered into a repurchase letter agreement with the U.S. Treasury, pursuant to which the Bank redeemed, out of the proceeds of the issuance of the Series D preferred stock, all 17,836 outstanding shares of its Series A preferred stock and 892 outstanding shares of its Series B preferred stock, for an aggregate redemption price of approximately $18.7 million. As a result of the redemption of the Series A preferred stock and the Series B preferred stock, the Bank accelerated the net amortization of the discount/premium recorded at issuance on the two series of preferred stock. The accelerated net amortization was approximately $580,000 and has been reflected as a dividend to preferred shareholders and included as a deduction to income available from common shareholders.

Regulatory Capital Requirements

The Company and First NBC Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and First NBC Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Company and First NBC Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and to maintain minimum amounts and ratios of Tier 1 capital to average assets. Management believes, as of December 31, 2011 and 2010, that the Company and First NBC Bank met all capital adequacy requirements to which they are subject.

To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. At December 31, 2011 and 2010, management believes First NBC Bank has met the ratios for being considered well-capitalized. The Company and FIRST NBC Bank’s actual capital amounts and ratios as of December 31 were as follows (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2011
Tier 1 leverage capital:
First NBC Bank Holding Company	$218,436	10.69%	$81,754	4.00%	N/A	N/A
First NBC Bank	215,818	10.57%	81,655	4.00%	$102,069	5.00%
Tier 1 risk-based capital:
First NBC Bank Holding Company	218,436	12.02%	72,689	4.00%	N/A	N/A
First NBC Bank	215,818	11.88%	72,658	4.00%	108,987	6.00%
Total risk-based capital:
First NBC Bank Holding Company	236,656	13.02%	145,378	8.00%	N/A	N/A
First NBC Bank	234,038	12.88%	145,316	8.00%	181,645	10.00%

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

17. Stockholders’ Equity, Capital Requirements, and Other Regulatory Matters (continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010
Tier 1 leverage capital:
First NBC Bank Holding Company	$127,413	8.92%	$57,122	4.00%	N/A	N/A
First NBC Bank	127,728	8.97%	56,928	4.00%	$102,069	5.00%
Tier 1 risk-based capital:
First NBC Bank Holding Company	127,413	10.07%	50,629	4.00%	N/A	N/A
First NBC Bank	127,728	10.10%	50,588	4.00%	108,987	6.00%
Total risk-based capital:
First NBC Bank Holding Company	139,921	11.05%	101,258	8.00%	N/A	N/A
First NBC Bank	140,236	11.09%	101,175	8.00%	181,645	10.00%

18. Short-Term Borrowings

The Bank did not have any short-term borrowings as of December 31, 2011 or 2010.

The following is a summary of unused lines of credit at December 31 (in thousands):

	2011	2010
First National Bankers Bank	$30,000	$26,300
JPMorgan Chase	15,000	5,000
Federal Home Loan Bank	267,990	158,423
PNC Bank	15,000	15,000

Total unused lines of credit	$327,990	$204,723

The FHLB line of credit at December 31, 2011, is subject to a blanket pledge of $335.4 million of real estate loans and a custody pledge of $79.6 million of real estate loans. The FHLB line of credit at December 31, 2010, was subject to a blanket pledge of $229.8 million of real estate loans, a custody pledge of $23.3 million of real estate loans, and $2.7 million of securities.

19. Long-Term Borrowings

The following is a summary of long-term borrowings at December 31 (in thousands):

	2011	2010
First National Bankers Bank	$330	$440
Credit Suisse Securities (USA) LLC	55,000	15,000
Federal Home Loan Bank	1,515	–

Total long-term borrowings	$56,845	$15,440

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

19. Long-Term Borrowings (continued)

Long-term borrowings from First National Bankers Bank consist of borrowings by the Employee Stock Ownership Trust in order to purchase 50,000 shares of Bank stock for $550,000 on December 31, 2009. Under generally accepted accounting principles, these borrowings are required to be recorded on the Bank’s balance sheet, with an offsetting entry to additional paid-in capital. These borrowings mature on December 22, 2014, and bear interest at a floating rate equal to the Wall Street Journal Prime rate, which was 3.25% at December 31, 2011 and 2010. These borrowings are subject to a pledge of 30,000 and 40,000 shares of the Bank’s stock at December 31, 2011 and 2010, respectively.

Long-term borrowings from Credit Suisse consist of two borrowings by the Bank. A $15 million borrowing matures on October 19, 2014, and bears interest at a floating rate equal to 2.03% minus the greater of 3-month USD LIBOR less 1.50% or 0%, and was 2.03% at December 31, 2011 and 2010, respectively. A $40 million borrowing matures on June 21, 2015, and bears interest at a floating rate equal to 2.83% minus the greater of three-month USD LIBOR less 2.00% or 0%, and was 2.83% at December 31, 2011. These borrowings are subject to a pledge of mortgage-backed securities with a market value of $68,130,000 and $17,680,000 at December 31, 2011 and 2010, respectively.

Long-term borrowings from the FHLB consist of two borrowings that were acquired with the purchase of CPB. One borrowing matures on June 1, 2016, and bears interest at a fixed rate of 6.088%. The other borrowing matures on June 3, 2019, and bears interest at a fixed rate of 6.44%. These borrowings are subject to a blanket pledge of $335.4 million of real estate loans and a custody pledge of $79.6 million of real estate loans.

Principal payments by year on these borrowings are as follows (in thousands):

2012	$301
2013	310
2014	15,320
2015	40,222
2016	205
Thereafter	487

Total	$56,845

20. Warrants

In connection with their financing of the start-up activities of the Company, the organizing shareholders of the Company received warrants for 162,500 shares of common stock with an exercise price of $10 per share. The warrants are exercisable immediately and have an expiration date of 10 years. No charge was made to income in connection with the warrants. In connection with the acquisition of Dryades Bancorp, Inc., the Bank issued 87,059 warrants at $19.50 per share.

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

21. Income Taxes

The income tax benefit on the income from operations for the years ended December 31, 2011, 2010, and 2009 was as follows (in thousands):

	2011	2010	2009
Current tax benefit	$–	$–	$–
Deferred tax benefit	(5,407)	147	89

Total tax benefit	$(5,407)	$147	$89

The amount of taxes in the accompanying consolidated statements of income is different from that expected using federal income tax rates for the following reasons (in thousands):

	Year Ended December 31
	2011	2010	2009
Federal tax expense at statutory rates	$5,019	$3,471	$1,458
Tax credits	(13,142)	(4,455)	(1,837)
Tax credit-basis reduction	3,112	1,291	712
Tax-exempt income	(509)	(395)	(276)
Change in deferred rate	293	–	–
Disallowed interest expense	101	95	25
Other	(281)	140	7

Income tax (benefit) expense	$(5,407)	$147	$89

As previously discussed, the Bank earns NMTCs, Historic, and Low-Income tax credits, which reduce the Bank’s federal income tax liability or create a carryforward as applicable. In addition, the Bank is also required to reduce its tax basis of the investment in the project that generated the NMTC or Historic tax credit, by the amount of the credit generated in that year.

The components of the Bank’s deferred tax assets and liabilities as of December 31 are presented below (in thousands):

	December 31
	2011	2010
Deferred tax assets:
Loan loss reserve	$6,343	$3,692
Tax credit carryforwards	19,907	7,430
NOL carryforward	5,229	4,042
Stock-based compensation	261	168
Deferred compensation	221	684
Securities available for sale	–	1,278
Other real estate	203	–
Basis difference in assumed liabilities	1,701	–
Other	1,265	573

Total deferred tax assets	35,130	17,867

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

21. Income Taxes (continued)

	December 31
	2011	2010
Deferred tax liabilities:
Fixed assets	5,012	4,015
Deferred loan costs	3,139	1,971
Securities available for sale	952	613
Amortizable costs	1,414	236
State tax credits	511	217
Investments in tax credit entities	17,433	7,794
Other	146	1,104

Total deferred tax liabilities	28,607	15,950

Net deferred tax assets	$6,523	$1,917

In the opinion of management, no valuation allowance was required for the net deferred tax assets at December 31, 2011 and 2010, as the amounts will more likely than not be realized as reductions of future taxable income or by utilizing available tax planning strategies.

As of December 31, 2011, the Bank’s net operating loss (NOL) carryforwards were as follows (in thousands):

		Expiration
	Amount	Date
For the year ended:
December 31, 2006	$569	12/2026
December 31, 2007	1,693	12/2027
December 31, 2008	1,296	12/2028
December 31, 2009	236	12/2029
December 31, 2010	8,104	12/2030
December 31, 2011	2,168	12/2031

Total net operating loss carryforward	$14,066

As of December 31, 2011, the Bank’s tax credit carryforwards were as follows (in thousands):

	Work Opportunity	Employer Retention	New Markets	Historic	Low-Income Housing	Expiration Date
For the year ended:
December 31, 2005	$3	$73	$–	$–	$–	12/2025
December 31, 2006	175	–	–	–	–	12/2026
December 31, 2007	–	–	–	–	–	12/2027
December 31, 2008	112	–	250	–	–	12/2028
December 31, 2009	108	–	1,064	1,030	–	12/2029
December 31, 2010	–	–	2,789	900	547	12/2030
December 31, 2011	–	–	7,881	2,155	2,818	12/2031

Total tax credit carryforwards	$398	$73	$11,984	$4,085	$3,365

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

21. Income Taxes (continued)

The Bank recognized $7,656,000, $3,014,000, and $1,064,000 in NMTCs in its income tax provision for the years ended December 31, 2011, 2010, and 2009, respectively. The following table sets forth NMTCs by year earned, that the Bank will receive for investments made in QEIs as of December 31, 2011, provided there are no recapture events that occur related to those projects (in thousands).

2012	2013	2014	2015	2016	2017	2018
$8,245	$8,590	$9,598	$9,338	$8,361	$6,291	$241

These tax credits are subject to certain general business tax credit limitations, as well as the alternative minimum tax calculation. As of December 31, 2011, the Bank has approximately $6,500,000 available to invest in qualifying projects that when properly invested will generate $2,500,000 of tax credits. Subsequent to December 31, 2011, FNBC CDE was awarded $15,600,000 in additional NMTCs.

22. Share-Based Compensation

The Bank has various types of share-based compensation plans. These plans are administered by the Human Resources Committee of the Board of Directors, which selects persons eligible to receive awards and approves the number of shares and/or options subject to each award, the terms, conditions, and other provisions of the awards.

Restricted Stock

The Bank granted 460,000 shares of restricted stock on August 2, 2005, 9,000 shares on February 25, 2010, and 16,667 shares on February 24, 2011. 485,667 and 421,685 shares were vested as of December 31, 2011 and 2010, respectively. The compensation expense related to these stock awards has been calculated based upon an independent valuation of the restricted stock as of the grant date. The expense has been calculated by amortizing the fair value of each award over its respective vesting period (60 months for the 2005 awards and upon repayment of TARP (which occurred on August 4, 2011) for the 2010 and 2011 awards). Total compensation expense related to these grants was $464,000, $716,000, and $718,000 in 2011, 2010, and 2009, respectively. Unrecognized compensation cost related to nonvested restricted stock was approximately $-0-, $260,000, and $884,000 at December 31, 2011, 2010, and 2009, respectively. The fair value of the restricted stock was estimated as of the date of its commitment by independent third-party valuation professionals using various valuation models, all of which were based on projections of the Bank’s future earnings and growth capabilities. The models also used certain peer bank data. In addition, the valuation models considered a discount for lack of marketability since the Bank is private and there is no public market available for the shares. The original grant date fair value of the restricted stock was $2.81 per share.

Effective January 1, 2009, the Bank and the executives agreed to revise the restricted stock agreement to start vesting on May 19, 2006 (the opening date of First NBC Bank) and to vest over the next 60 months, ending in April 2011. Using the value of the restricted stock on May 19, 2006 of $5.20, the Bank began amortizing the total change in the unvested shares over the 29-month remaining life of the agreements as revised.

Stock Options

The Bank issues stock options to directors, officers, and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed 10 years. The weighted-average contractual term of options outstanding, including exercisable options, was approximately seven years. Unrecognized compensation cost related to nonvested stock

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

22. Share-Based Compensation (continued)

options was approximately $753,000, $79,000, and $171,000 for the years ended December 31, 2011, 2010, and 2009, respectively, and is expected to be recognized through 2012. No options have been exercised to date.

The fair value of the stock options was estimated by independent third-party valuation professionals using the Black-Scholes option pricing model and the assumptions set forth in the following table:

	2011	2010	2009
Expected dividend yield	0.00%	0.00%	0.00%
Weighted-average expected volatility	31.50%	36.00%	34.12%
Weighted-average risk-free interest rate	2.87%	2.81%	4.67%
Expected option term (in years)	6.0	6.0	6.5
Contractual term (in years)	10	10	10
Weighted-average grant date fair value	$4.33	$4.21	$5.27

Expected volatility was estimated by reference to a group of publicly traded banks based in the southeastern United States.

The amortization of stock-based compensation reflects estimated forfeitures and will be adjusted for actual forfeiture experience as it occurs in future periods. The following table represents the activity related to stock options during the years ended December 31.

	2011			2010			2009
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value
Options outstanding, January 1	215,000	$10.04	$2.51	220,000	$10.00	$2.47	200,000	$10.00	$2.21
Granted	229,657	12.25	4.33	5,000	10.60	4.21	20,000	10.00	5.27
Exercised	–	–	–	–	–	–	–	–	–
Forfeited or expired	999	12.23	4.33	10,000	10.43	5.41	–	–	–
Options outstanding, December 31	443,658	11.11	3.39	215,000	10.04	2.51	220,000	10.00	2.48
Options exercisable, December 31	270,599	10.53	2.77	203,889	10.02	2.26	180,001	10.00	1.91

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

23. Parent Company Only Financial Statements

Financial statements of the Company are shown below. The Company has no significant operating activities.

Balance Sheets

	December 31,
	2011	2010
Assets
Cash and due from banks	$1,843,413	$236,472
Short-term investments	–	–
Accrued interest receivable	–	–
Intangible assets	881,343	600,971
Investments in subsidiaries	218,670,881	128,362,284
Other assets	808,369	627,240

Total assets	$222,204,006	$129,826,967

Liabilities and stockholders’ equity
Repurchase agreements	$–	$–
Short-term borrowings	–	–
Long-term borrowings	330,000	440,000
Accrued interest payable	353	433
Other liabilities	2,736	–

Total liabilities	333,089	440,433
Stockholders’ equity:
Preferred stock – no par value; 10,000,000 shares authorized
Preferred stock Series A – no par value; 17,836 shares authorized, no shares issued and outstanding at December 31, 2011, and 17,836 shares authorized, issued, and outstanding at December 31, 2010	–	17,243,824
Preferred stock Series B – no par value; 892 shares authorized, issued, and outstanding at December 31, 2011, 892 shares authorized, issued, and outstanding at December 31, 2010	–	861,830
Convertible preferred stock Series C – no par value; 1,680,219 and no shares authorized, issued, and outstanding at December 31, 2011 and 2010, respectively	20,582,683	–
Preferred stock series D – no par value; 37,935 and no shares authorized, issued and outstanding at December 31, 2011 and 2010, respectively	37,935,000	–
Common stock – par value $1 per share; 20,000,000 shares authorized; 9,569,909 and 6,706,516 shares issued and outstanding at December 31, 2010 and 2009, respectively	12,153,108	9,569,909
Additional paid-in capital	118,009,780	89,445,794
Accumulated earnings	31,395,460	13,327,418
Accumulated other comprehensive income (loss),net	1,794,886	(1,062,241)

Total stockholders’ equity	221,870,917	129,386,534

Total liabilities and stockholders’ equity	$222,204,006	$129,826,967

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

23. Parent Company Only Financial Statements (continued)

Statements of Income

	Year Ended December 31,
	2011	2010	2009
Interest income:
Loans, including fees	$–	$–	$–
Investment securities	–	–	–
Short-term investments	–	1,370	144,356

	–	1,370	144,356
Interest expense:
Deposits	–	–	–
Borrowings and securities sold under repurchase agreements	14,299	17,875	15,166

	14,299	17,875	15,166

Net interest income	(14,299)	(16,505)	129,190
Provision for loan losses	–	–	–

Net interest income after provision for loan losses	(14,299)	(16,505)	129,190
Noninterest income:
Service charges on deposit accounts	–	–	–
Investment securities gains/(losses), net	–	–	–
Write-down of ORE	–	–	–
Gains (losses) on fixed assets, net	–	–	–
Gains (losses) on sale of loans, net	–	–	–
Cash surrender value income on bank-owned life insurance	–	–	–
Gains on sales of state tax credits	–	–	–
Other	20,164,747	10,443,329	5,458,691

	20,164,747	10,443,329	5,458,691
Noninterest expense:
Salaries and employee benefits	155,786	100,000	50,000
Occupancy and equipment expenses	–	–	–
Professional fees	70,708	170,996
Taxes, licenses and FDIC assessments	12,329	3,635
Tax credit investment amortization	–	–	–
Other	40,672	25,946	69,408

	279,495	300,577	119,408

Income (loss) before income taxes	19,870,953	10,126,247	5,468,473
Income tax provision (benefit)	(99,835)	(107,808)	3,341

Net income (loss)	19,970,788	10,234,055	5,465,132
Less preferred dividends and discount accretion	1,371,355	1,150,480	900,352

Income available to common shareholders	$18,599,433	$9,083,575	$4,564,780

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

23. Parent Company Only Financial Statements (continued)

Statements of Cash Flows

	Year Ended December 31,
	2011	2010	2009
Operating activities
Net income	$19,747,570	$10,061,794	$4,198,431
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	–	–	–
Net income of subsidiaries	(19,941,529)	(10,271,068)	(4,191,990)
Depreciation and amortization	–	–	–
Minority interest	(308,173)	–	–
Deferred tax benefit	(99,835)	(107,808)	–
Change in taxes related to goodwill	–	–	–
Stock comp	715,178	985,397	717,930
Changes in operating assets and liabilities:	–	–	–
Change in other assets	(361,666)	128,228	(327,532)
Change in accrued interest receivable	–	–	–
Change in accrued interest payable	(80)	1	(9,607)
Change in other liabilities	2,736	(108,907)	(254,460)

Net cash (used in) provided by operating activities	(245,799)	687,637	132,772
	–	–	–

Investing activities	–	–	–
Cash received in excess of cash paid in acquisition	–	–	–
Proceeds from sale of premises and equipment	–	–	–
Purchases of premises and equipment	–	–	–
Capital contributed to subsidiary	(67,508,232)	(32,223,160)	(16,517,931)
Acquisition	–	–	–

Net cash used in investing activities	(67,508,232)	(32,223,160)	(16,517,931)

Financing activities
Proceeds from sale of minority interest in subsidiary	–	–	–
Refund of common stock	–	–	–
Proceeds from long-term borrowings	–	–	–
Repayment of borrowings	(110,000)	(110,000)	301,255
Repayment of preferred stock	(18,685,454)	–	(250,000)
Proceeds from sale of preferred stock, net of offering costs	58,517,682	–	17,793,455
Proceeds from sale of common stock, net of offering costs	30,430,298	31,479,502	–
Dividends paid	(791,555)	(972,080)	(634,552)

Net cash provided by financing activities	69,360,971	30,397,422	17,210,158

Net change in cash, due from banks, and short–term investments	1,606,940	(1,138,101)	824,999
Cash, due from banks, and short–term investments at beginning of period	236,473	1,374,574	549,575

Cash, due from banks, and short–term investments at end of period	$1,843,413	$236,473	$1,374,574

First NBC Bank Holding Company

Notes to Consolidated Financial Statements (continued)

24. Subsequent Events

The Bank evaluated events after December 31, 2011, and through April 30, 2012, the date the statements were available to be issued, except for the matters discussed in Notes 2 and 3, which were evaluated through November 8, 2012, and determined that any events or transactions occurring during this period that require recognition or disclosure are appropriately addressed in these consolidated financial statements.

Subsequent to December 31, 2011, the Bank sold 115,947 shares of common stock at $12.25 per share through a private placement, which resulted in $1,420,000 in proceeds to the Bank.

Subsequent to December 31, 2011, 763,378 shares of common stock were issued in exchange for 763,378 shares of Series C preferred stock.

Subsequent to December 31, 2011, FNBC CDE received a $15,600,000 allocation of NMTCs.

Subsequent to December 31, 2011, the Bank purchased a building in Hammond, Louisiana, to serve as a bank branch, for $1.9 million.

Subsequent to December 31, 2011, the Bank agreed to purchase 14 former CPB branch locations, as well the related furniture and equipment, from the Federal Deposit Insurance Corporation for $9.4 million

Subsequent to December 31, 2011, the Bank entered into a 20–year land lease for a branch site in New Orleans, Louisiana, with a pension plan that is a shareholder and which shares a common director. The Bank does not have a definitive estimate of the amount required to build a branch on the leased site.

[            ] Shares

Common Stock

PROSPECTUS

[                    ], 2013

Sandler O’Neill + Partners, L.P.

KEEFE, BRUYETTE & WOODS

Through and including [                    ], 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses, other than underwriting discounts and commissions, of the sale of the registrant’s common stock, $1.00 par value, are as follows:

SEC registration fee	$	[	]
FINRA filing fee	$	[	]
Nasdaq listing fees and expense	$	[	]
Transfer agent and registrar fees and expenses	$	[	]
Printing fees and expenses	$	[	]
Legal fees and expenses	$	[	]
Accounting expenses	$	[	]
Miscellaneous expenses	$	[	]
Total	$	[	]

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 83 of the Louisiana Business Corporation Law (“LBCL”) provides that a Louisiana corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise. The indemnity may include attorney fees, judgments, fines, amounts paid in settlement and other expenses actually and reasonably incurred by the indemnified party in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Certain additional limitations apply with respect to indemnification related to actions advanced by or in the right of the corporation. Where a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against expenses actually and reasonably incurred in connection with such matter. Section 83 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of the final disposition if approved by the board of directors and accompanied by an undertaking by the indemnified party to repay such amounts if it is later determined that he is not entitled to indemnification. Section 83 also authorizes Louisiana corporations to buy liability insurance on behalf of any current or former director, officer, agent or employee. The indemnification and expense advancement provisions contained in Section 83 are not exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, shareholder or director authorization or otherwise.

In addition to the indemnification provided by the LBCL, Article VI of our articles of incorporation provides that we will indemnify our directors and officers from and against any and all expenses, liabilities or other matters covered by Section 83 of the LBCL, both as to action in an official capacity and in another capacity while holding office. Our articles of incorporation provide for mandatory advancement of expenses of directors and officers, so long as we receive (i) a written affirmation from the director or officer of his good faith belief that he has satisfied the standard of conduct necessary for indemnification under the LBCL and (ii) an undertaking by or on behalf of the director or officer to repay all amounts advanced if it is later determined that he is not entitled to indemnification. Under our articles of incorporation, we are not obligated to reimburse the amount of any settlement involving a director or officer unless we have agreed to the settlement. If any director or officer refuses to enter into a settlement that is reasonably satisfactory to us, then our indemnification obligation will be limited to the total amount of the proposed settlement and the expenses incurred by such person prior to the time that the settlement could reasonably have been effected. Our articles of incorporation permit, but do not require, us to grant rights to indemnification and advancement of expenses to any of our employees or agents, or those of any of our subsidiaries, to the fullest extent of the LBCL. Our articles of incorporation do not limit our ability to provide for additional rights to indemnification or advancement of expenses through our bylaws, a resolution of shareholders or directors, an agreement or otherwise, as long as those rights are consistent with the LBCL.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.

On March 20, 2009, in connection with our participation in the Department of the Treasury’s Capital Purchase Program, we sold to the Treasury 17,836 shares of our Series A preferred stock and 892 shares of our Series B preferred stock generating gross subscription proceeds of $17,836,000. Between June and September 2010, we sold 1,354,628 shares of our common stock in a private offering to accredited investors, generating gross subscription proceeds of approximately $15,846,012. At the end of September 2010, we completed a private offering of 1,416,761 shares of our common stock to institutional investors, generating gross subscription proceeds of approximately $16,292,752. In January 2011, we completed a private sale of 533,333 shares of our common stock to an institutional investor, generating gross subscription proceeds of approximately $6,399,996. Between June 2011 and December 2011, we sold 1,987,959 shares of our common stock and 1,680,219 shares of our Series C preferred stock in a private offering to accredited and institutional investors, generating gross subscription proceeds of approximately $44,935,181. On August 4, 2011, in connection with our participation in the Treasury’s Small Business Lending Fund program, we sold to the Treasury 37,935 shares of our Series D preferred stock, generating gross subscription proceeds of $37,935,000. In January 2012, we completed a private sale of 113,872 shares of our common stock to an institutional investor and another accredited investor, generating gross subscription proceeds of approximately $1,394,932. The issuances of securities described above were made in reliance upon exemptions from federal securities registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D, for transactions by an issuer not involving a public offering.

The net proceeds from the private offerings described above were used (i) to bolster our regulatory capital ratios and those of our banking subsidiary, (ii) to support our balance sheet growth, including additional lending to small businesses in our community, (iii) to pursue strategic or failed bank acquisitions, and (iv) for general corporate purposes, except for approximately $18,941,318 of the proceeds from the sale of our Series D preferred stock, which was utilized to redeem our Series A and Series B preferred stock.

As of June 30, 2012, we have outstanding an aggregate of 813,684 stock options issued between 2006 and 2012 with a weighted average exercise price of $12.77 per share. In addition, we have outstanding a total of 25,667 shares of restricted stock issued under the 2006 Plan issued between 2010 and 2011, all of which have vested, and 7,819 in executive officer stock grants. We also granted a total of 12,331 shares of our common stock to directors in lieu of cash director fees in 2012. Further, we sold 50,000 shares of common stock to the Employee Stock Ownership Plan at a price of $11.00 per share for the benefit of eligible employees in 2010. The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon the exemption provided by Rule 701 of the Securities Act, as the offers, sales and issuances of the securities were transactions under compensatory benefit plans as provided under Rule 701.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

(b)	Financial Statement Schedules: None.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in New Orleans, Louisiana, on the [    ]th day of [                    ], 2013.

FIRST NBC BANK HOLDING COMPANY

By:
Ashton J. Ryan, Jr.
Chairman, President and Chief Executive Officer

POWERS OF ATTORNEY

Each of the undersigned officers and directors of First NBC Bank Holding Company hereby constitutes and appoints Ashton J. Ryan, Jr. as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name, place and stead and on his or her behalf, and in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	[ ], 2013
Ashton J, Ryan, Jr.

By:		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	[ ], 2013
Mary Beth Verdigets

By:		Director	[ ], 2013
William Carrouche

By:		Director	[ ], 2013
John F. French

By:		Director	[ ], 2013
Leander J. Foley, III

By:		Director	[ ], 2013
Leon L. Giorgio, Jr.

Signature		Title	Date

By:		Director	[ ], 2013
Shivan Govindan

By:		Director	[ ], 2013
L. Blake Jones

By:		Director	[ ], 2013
Louis Lauricella

By:		Director	[ ], 2013
Mark Merlo

By:		Director	[ ], 2013
Charles C. Teamer, Jr.

By:		Director	[ ], 2013
Joseph Toomy

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement+

2.1	Purchase and Assumption Agreement, dated as of November 18, 2011, among the Federal Deposit Insurance Corporation, as Receiver of Central Progressive Bank, First NBC Bank, and the Federal Deposit Insurance Corporation*

3.1	Restated Articles of Incorporation

3.2	Amended and Restated Bylaws+

4.1	Specimen common stock certificate+

5.1	Opinion of Fenimore, Kay, Harrison & Ford, LLP+

10.1	First NBC Bank Holding Company Stock Incentive Plan (“2006 Plan”)

10.2	Amendment No. 1 to 2006 Plan

10.3	Addendum (Directors’ Shares) to 2006 Plan

10.4	2012 Amendment to 2006 Plan

10.5	Form of Stock Option Award Agreement under 2006 Plan

10.6	Form of Restricted Stock Award Agreement under 2006 Plan

10.7	Form of Warrant Agreement relating to warrants issued to organizers of First NBC Bank

10.8	Form of Warrant Agreement relating to warrants issued to shareholders of Dryades Bancorp, Inc.

10.9	Securities Purchase Agreement, dated as of September 30, 2010, by and among First NBC Bank Holding Company and each of Banc Fund VII L.P. and Banc Fund VIII L.P.*

10.10	Securities Purchase Agreement, dated as of October 1, 2010, by and among First NBC Bank Holding Company and each of Ithan Creek Master Investment Partnership (Cayman) II, L.P.; Bay Pond Partners, L.P.; Bay Pond Investors (Bermuda) L.P.; Ithan Creek Master Investors (Cayman) L.P.; Wolf Creek Partners L.P.; and Wolf Creek Investors (Bermuda) L.P.*

10.11	Securities Purchase Agreement, dated as of January 27, 2011, by and between First NBC Bank Holding Company and Commerce Street Financial Partners, LP*

10.12	Securities Purchase Agreement, dated as of June 29, 2011, by and between First NBC Bank Holding Company and Castle Creek Capital Partners IV, L.P.*

10.13	VCOC Letter Agreement, dated November 8, 2011, by and between First NBC Bank Holding Company and Castle Creek Capital Partners IV, L.P.

10.14	Securities Purchase Agreement, dated as of August 4, 2011, by and between the Secretary of the Treasury and First NBC Bank Holding Company, in connection with First NBC Bank Holding Company’s participation in the U.S. Treasury’s Small Business Lending Fund program*

10.15	Letter Agreement, dated August 4, 2011, by and between the United States Department of the Treasury and First NBC Bank Holding Company, in connection with First NBC Bank Holding Company’s repurchase of shares of preferred stock issued under the TARP Capital Purchase Program

10.16	Letter Agreement, dated September 27, 2011, by and among First NBC Bank Holding Company, Investure Evergreen Fund, LP – 2011 Special Term Tranche, and Blue Pine Crescent Limited Partnership

10.17	First NBC Bank Holding Company Deferred Compensation Plan, Effective June 30, 2012

21.1	Subsidiaries of First NBC Bank Holding Company

23.1	Consent of Fenimore, Kay, Harrison & Ford, LLP (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP

24.1	Power of attorney (see page II-4 to this registration statement on From S-1)

*	Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

+	To be filed by amendment.